Exhibit T3E.1
OFFERING MEMORANDUM AND DISCLOSURE STATEMENT FOR
SOLICITATION OF ACCEPTANCES OF A PREPACKAGED PLAN OF REORGANIZATION

MORRIS PUBLISHING GROUP, LLC MORRIS PUBLISHING FINANCE CO.
OFFER TO EXCHANGE ALL OUTSTANDING
7% SENIOR SUBORDINATED NOTES DUE 2013
AND DISCLOSURE STATEMENT FOR SOLICITATION OF
ACCEPTANCES OF A PREPACKAGED PLAN OF REORGANIZATION
EACH OF THE EXCHANGE OFFER AND SOLICITATION OF ACCEPTANCES OF THE PREPACKAGED PLAN OF REORGANIZATION WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON JANUARY 12, 2010, UNLESS EXTENDED OR EARLIER TERMINATED BY US. AS OF THE DATE OF THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT FOR SOLICITATION OF ACCEPTANCES OF A PREPACKAGED PLAN OF REORGANIZATION, WE HAVE NO INTENTION OF EXTENDING SUCH DATE.
     Morris Publishing Group, LLC, which we refer to as “Morris Publishing,” and Morris Publishing Finance Co., which we refer to as “Morris Publishing Finance,” are proposing a financial restructuring to address an immediate need for liquidity in light of our inability to make required payments on outstanding indebtedness. We are proposing to effect the financial restructuring through one of the following two approaches:
•	An out-of-court financial restructuring, which we refer to as the “Recapitalization Plan,” consisting of:
•	the exchange offer to acquire all of our outstanding 7% Senior Subordinated Notes due 2013, which are referred to as the “Old Notes,” including any accrued and unpaid interest thereon, for $100 million aggregate principal amount of newly issued Floating Rate Secured Notes due 2014, which are referred to as the “New Notes.” We refer to the exchange offer of New Notes for Old Notes pursuant to the Recapitalization Plan as the “Exchange Offer”; and

•	the cancellation of senior indebtedness in an aggregate principal amount of $110 million plus accrued paid-in-kind (“PIK”) interest (i.e., interest that is not payable in cash but instead is added to principal), which will eliminate our Tranche C term loan.
— OR, IN THE ALTERNATIVE —
(if we do not receive the valid tender of at least 99% of the aggregate principal amount of the outstanding Old Notes or if other conditions to completion of the Recapitalization Plan are not satisfied or waived)
•	An in-court financial restructuring, through which we would seek to accomplish the results contemplated by the Recapitalization Plan through the effectiveness of a prepackaged plan of reorganization, which we refer to as the “Prepackaged Plan,” acceptances of which we are soliciting in compliance with chapter 11 of title 11 of the United States Code, which we refer to as the “Bankruptcy Code,” pursuant to this Offering Memorandum and Disclosure Statement for Solicitation of Acceptances of the Prepackaged Plan of Reorganization. This Offering Memorandum and Disclosure Statement for Solicitation of Acceptances of the Prepackaged Plan of Reorganization, as it may be supplemented and amended from time to time, is referred to as the “Offering Memorandum and Disclosure Statement.”

     We refer to the financial restructuring, whether accomplished through the Recapitalization Plan or the Prepackaged Plan, as the “Restructuring.” For a description of the Exchange Offer and the procedures for tendering Old Notes, see “The Exchange Offer.” For a description of the Prepackaged Plan and the procedures for submitting ballots, see “The Prepackaged Plan.”
     We have entered into a restructuring support agreement with the holders of approximately 75% of the aggregate principal amount of the outstanding Old Notes, pursuant to which such holders have agreed, in accordance with the terms of the Support Agreement, to, among other things (1) tender their Old Notes in the Exchange Offer and (2) vote all of their Old Notes in favor of the Prepackaged Plan. We refer to this restructuring support agreement as the “Support Agreement.”
     In the Exchange Offer, only holders of Old Notes who tender their Old Notes will receive their pro rata share of the New Notes in full satisfaction of the principal amount of, and all accrued and unpaid interest through the consummation of the Exchange Offer on, the Old Notes so tendered and accepted. In the alternative, under the Prepackaged Plan, all holders of Old Notes (including holders who do not tender in the Exchange Offer) will receive their pro rata share of the New Notes in full satisfaction of the principal amount of, and all accrued and unpaid interest through the consummation of the Prepackaged Plan on, the holders’ Old Notes.
     The New Notes will be issued by Morris Publishing and Morris Publishing Finance and will be unconditionally guaranteed, on a senior subordinated basis, with joint and several liability, by each of our existing and future restricted subsidiaries other than the co-issuer Morris Publishing Finance. The New Notes and the guarantees of the New Notes by our subsidiaries will be secured by a second lien on substantially all of our and our guarantors’ assets as described herein.
     Subject to applicable securities laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Support Agreement and our existing senior credit agreement (which we refer to as the “Existing Credit Agreement”), we reserve the right to waive any and all conditions to the Exchange Offer and to extend or terminate the Exchange Offer and deadline for voting on the Prepackaged Plan in our sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offer or Prepackaged Plan in any respect.
     The closing of the Exchange Offer is conditioned upon, among other things, at least 99% of the aggregate principal amount of Old Notes being validly tendered and not withdrawn. In the event that the conditions to the Exchange Offer are not satisfied or waived, and there is sufficient support for the Prepackaged Plan, we will seek to file cases under chapter 11 of the Bankruptcy Code to consummate the Restructuring described in this Offering Memorandum and Disclosure Statement. Approval of the Prepackaged Plan in its current form requires holders of the Old Notes representing at least two-thirds (2/3) in principal amount and more than one-half (1/2) in number of those who vote, to vote in favor of the Prepackaged Plan. Only those parties who actually vote are counted for these purposes.
     You should consider the risk factors beginning on page 26 of this Offering Memorandum and Disclosure Statement before you decide whether to participate in the Exchange Offer or vote on the Prepackaged Plan.
     THIS SOLICITATION OF ACCEPTANCES OF THE PREPACKAGED PLAN IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PREPACKAGED PLAN PRIOR TO THE FILING OF VOLUNTARY CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. BECAUSE NO CHAPTER 11 CASES HAVE YET BEEN COMMENCED, THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY ANY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. WE HAVE NOT AT THIS TIME TAKEN ANY ACTION TO APPROVE A BANKRUPTCY FILING AND, IF THE EXCHANGE OFFER IS CONSUMMATED, NEITHER MORRIS PUBLISHING, MORRIS PUBLISHING FINANCE NOR ANY OTHER MORRIS AFFILIATE WILL COMMENCE A BANKRUPTCY FILING TO CONSUMMATE THE PREPACKAGED PLAN.
     Prior to tendering the Old Notes or voting on the Prepackaged Plan, holders of Old Notes are encouraged to read and consider carefully this entire Offering Memorandum and Disclosure Statement, including the letter of transmittal related to the Exchange Offer, which is referred to as the “Letter of Transmittal,” the Prepackaged Plan attached to the Offering Memorandum and Disclosure Statement as Exhibit A and the related ballot, which is referred to as the “Ballot.”
     In making a decision in connection with the Exchange Offer or the Prepackaged Plan, holders of Old Notes must rely on their own examination of our business and the terms of the Exchange Offer and the Prepackaged Plan, including the merits and risks involved. Holders of Old Notes should not construe the contents of this Offering Memorandum and Disclosure Statement as providing any legal, business, financial or tax advice. Each holder of Old Notes should consult with its own legal, business, financial and tax advisors with respect to any such matters concerning this Offering Memorandum and Disclosure Statement, the Exchange Offer, the Prepackaged Plan and the Restructuring contemplated hereby.
     The Exchange Offer is exempt from the registration requirements of the Securities Act of 1933, as amended, which is referred to as the “Securities Act,” by virtue of the exemption from such registration contained in Section 3(a)(9) of the Securities Act. The Exchange Offer is exempt from state securities law requirements by virtue of Section 18(b)(4)(C) of the Securities Act.
     All of the Old Notes are freely tradable securities and not subject to restrictions on transfer, and, therefore upon consummation of the Exchange Offer, holders of the Old Notes who tender Old Notes will receive New Notes that are also freely tradable securities and not subject to restrictions on transfer by virtue of our reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act.
     Neither the United States Securities and Exchange Commission (which we refer to as the “SEC”), any other securities commission nor any other court or regulatory authority has approved or disapproved the Exchange Offer, the Prepackaged Plan or the New Notes, nor have any of the foregoing authorities passed upon or endorsed the merits of the Exchange Offer or the Prepackaged Plan or the accuracy or adequacy of this Offering Memorandum and Disclosure Statement. Any representation to the contrary is a criminal offense.
December 14, 2009

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(continued)

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(continued)
Exhibit A — Prepackaged Plan of Reorganization
Exhibit B — List of Guarantor Subsidiaries
Exhibit C — Annual Report and Audited Financial Statements for Fiscal Year Ended December 31, 2008

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NOTICE TO INVESTORS
     Unless stated otherwise, the discussion of our business in this Offering Memorandum and Disclosure Statement includes the business of Morris Publishing and its direct and indirect subsidiaries (including Morris Publishing Finance). Unless otherwise indicated or the context otherwise requires, “Morris Publishing,” “the Company,” “we,” “us” and “our” refer to Morris Publishing and its direct and indirect subsidiaries (including Morris Publishing Finance) on a consolidated basis.
     NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE INFORMATION AGENT, THE EXCHANGE AGENT, THE TABULATION AGENT, THEIR FINANCIAL ADVISORS, THEIR LEGAL ADVISORS NOR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS OF OLD NOTES SHOULD EXCHANGE OLD NOTES FOR NEW NOTES IN THE EXCHANGE OFFER.
     The information contained in this Offering Memorandum and Disclosure Statement is as of the date of this Offering Memorandum and Disclosure Statement and is subject to change, completion or amendment without notice. Neither the delivery of this Offering Memorandum and Disclosure Statement nor the offer, exchange or delivery of any security hereunder shall, at any time and under any circumstances, create any implication that there has been no change in the information set forth in this Offering Memorandum and Disclosure Statement or in our affairs since the date of this Offering Memorandum and Disclosure Statement.
     No person is authorized in connection with the Exchange Offer and solicitation of votes in respect of the Prepackaged Plan to give any information or to make any representation not contained in this Offering Memorandum and Disclosure Statement, and, if given or made, such other information or representation must not be relied upon as having been authorized by us.
     The Exchange Offer and solicitation of votes in respect of the Prepackaged Plan are being made on the basis of this Offering Memorandum and Disclosure Statement and are subject to the terms set forth in this Offering Memorandum and Disclosure Statement and the indenture governing the New Notes, which we refer to as the “New Notes Indenture.” Any decision to participate in the Exchange Offer and/or vote to accept or reject the Prepackaged Plan must be based on the information contained in this document. In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the Exchange Offer and the New Notes and solicitation of votes in respect of the Prepackaged Plan, including the merits and risks involved. Prospective investors should not construe anything in this Offering Memorandum and Disclosure Statement as legal, business, financial or tax advice. Each prospective investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the Exchange Offer under applicable legal investment or similar laws or regulations.
     Subject to applicable securities laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Support Agreement and the Existing Credit Agreement, we reserve the right to amend, modify or terminate the Exchange Offer and Prepackaged Plan at any time, and we reserve the right to reject any tender or vote, in whole or in part.
     This Offering Memorandum and Disclosure Statement contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by this reference. Copies of documents referred to in this Offering Memorandum and Disclosure Statement will be made available to prospective investors upon request to the information agent or tabulation agent, as applicable, at their addresses and phone numbers set forth on the back cover of this Offering Memorandum and Disclosure Statement.
     This Offering Memorandum and Disclosure Statement, including the exhibits hereto and the documents described or incorporated by reference herein, the related Letter of Transmittal and/or Ballot and the Prepackaged Plan contain important information that should be read before any decision is made with respect to an exchange of Old Notes or acceptance or rejection of the Prepackaged Plan.

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     The New Notes will be issued in the form of several registered notes in global form, without interest coupons, which are called the “global notes.” The global notes will be deposited with, or on behalf of, The Depository Trust Company, or “DTC,” and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global notes will be shown on, and transfers of beneficial interests in the global notes will be effected only through, records maintained by DTC and its participants. After the initial issuance of the global notes, certificated notes will be issued in exchange for global notes only in the limited circumstances set forth in the New Notes Indenture, which are summarized in this Offering Memorandum and Disclosure Statement. See “Description of the New Notes — Book-Entry, Delivery and Form.”

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QUESTIONS AND ANSWERS ABOUT THE RESTRUCTURING
     The following are some questions and answers regarding the Restructuring, including the Recapitalization Plan (which includes the Exchange Offer) and the Prepackaged Plan. It does not contain all of the information that may be important to you. You should carefully read this Offering Memorandum and Disclosure Statement, including the information included as exhibits to or incorporated by reference into this Offering Memorandum and Disclosure Statement, to understand fully the terms of the Restructuring, the Recapitalization Plan (which includes the Exchange Offer) and the Prepackaged Plan, as well as the other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page 26 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 11.
General
Q:	What is the purpose of the Restructuring?
A:	The purpose of the Restructuring is to address our imminent debt repayment obligations. If the Restructuring is not successful, neither our cash on hand nor our other assets would be sufficient to repay our current indebtedness. Assuming we are able to complete the Restructuring, we believe that, for the reasonably foreseeable future, cash generated from operations, together with a working capital facility which we intend to enter into, will be sufficient to allow us to service our debt, fund our operations and increase working capital as necessary to support our business strategies and to fund planned capital expenditures and expenses. If we do not complete the Restructuring, either through the Recapitalization Plan or the Prepackaged Plan, we will face an immediate liquidity crisis, and our ability to continue as a going concern could be in jeopardy. See “The Restructuring — Reasons for the Restructuring,” “The Restructuring — Key Events Leading to the Restructuring” and “The Restructuring — Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring.”

The Restructuring, if successful, will reduce the amount of our outstanding debt. Specifically, upon the completion of the Restructuring, we expect the principal amount of our indebtedness to be reduced from approximately $415.8 million as of November 30, 2009 to approximately $126.6 million (plus accrued PIK interest since November 30, 2009) immediately after the closing of the Restructuring, consisting of $26.6 million in principal amount of term loans (plus accrued PIK interest since November 30, 2009) and $100 million of New Notes. See “Capitalization.”

The Restructuring consists of two transactions:
•	the exchange of at least 99% of the aggregate principal amount of Old Notes, plus accrued and unpaid interest, for New Notes; and
•	the cancellation of senior indebtedness in an aggregate principal amount of $110 million, plus accrued PIK interest, which will eliminate our Tranche C term loan.
               Each of the transactions comprising the Restructuring may be accomplished either through the out-of-court Recapitalization Plan or, in the alternative, through the in-court Prepackaged Plan.
Q:	What is the Recapitalization Plan?
A:	The Recapitalization Plan is the out-of-court method to accomplish the Restructuring. If the Restructuring is accomplished through the Recapitalization Plan, (i) the exchange of the Old Notes for New Notes would be accomplished through the Exchange Offer, and (ii) the cancellation of senior indebtedness would be accomplished in accordance with the terms of an escrow agreement entered into on October 16, 2009, by, among others, Morris Publishing and certain holders of Old Notes, which agreement we refer to as the “Escrow Agreement.”

The closing of the Exchange Offer is conditioned, among other things, on (i) the satisfaction of the minimum tender condition, which requires that at least 99% of the aggregate principal amount of outstanding Old Notes be validly tendered and not withdrawn in the Exchange Offer, and (ii) our receiving the consent of holders of at least a majority in principal amount of Old Notes to an amendment to the indenture governing the Old Notes (referred to as the “Old Notes Indenture”), which amendment would remove substantially all of our covenants under the Old Notes Indenture. We refer to this proposed amendment to the Old Notes Indenture herein as the “Old Notes Indenture Amendment.” The Old Notes Indenture Amendment will not be effective unless and until the Exchange Offer is consummated. Holders of approximately 75% of the aggregate principal amount of the outstanding Old Notes already have agreed, pursuant to the Support Agreement, that they will consent to the Old Notes Indenture Amendment. Therefore, we have no reason at this time to believe that the Old Notes Indenture Amendment will not be validly approved. In the event that the conditions to the Exchange Offer are not satisfied or waived, and there is sufficient support for the Prepackaged Plan, we will seek to file cases under chapter 11 of the Bankruptcy Code to consummate the Restructuring through the effectiveness of the Prepackaged Plan.

If the Restructuring is accomplished through the Recapitalization Plan, we do not intend to retire any remaining Old Notes outstanding after the consummation of the Exchange Offer, and such remaining Old Notes will remain outstanding, although, due to the Old Notes Indenture Amendment, holders of the Old Notes will have fewer protections and remedies.

For a more detailed description of the Exchange Offer, see “The Exchange Offer.” For a more detailed description of the Old Notes Indenture Amendment, see “The Restructuring — Old Notes Indenture Amendment.”
Q:	What is the Prepackaged Plan?
A:	The Prepackaged Plan is an alternative to the Recapitalization Plan for accomplishing the Restructuring. In the event that the conditions to the Recapitalization Plan (including, for example, the minimum tender condition) are not satisfied or waived (to the extent waivable) but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to a non-accepting impaired class of claims, as an alternative to the Recapitalization Plan, we will seek confirmation of the Prepackaged Plan in a chapter 11 proceeding.

If the Restructuring is accomplished through the Prepackaged Plan, (i) the exchange of the Old Notes for New Notes would be accomplished through the effectiveness of the Prepackaged Plan, and (ii) the cancellation of senior indebtedness would be accomplished in the same manner as if the Restructuring were accomplished through the Recapitalization Plan.

Under the Prepackaged Plan, holders of Old Notes (as well as holders of all other claims and equity interests) would receive the same treatment with respect to their Old Notes (as well as all other claims and equity interests) as they would receive under the Recapitalization Plan. However, under the Prepackaged Plan, all outstanding Old Notes would be cancelled, whereas, under the Recapitalization Plan, a small fraction of the Old Notes could remain outstanding after the consummation of the Exchange Offer.

For a more detailed description of the Prepackaged Plan, see “The Prepackaged Plan.”
Q:	In what circumstances will we file the Prepackaged Plan instead of consummating the Recapitalization Plan?
A:	If we are unable to complete the Recapitalization Plan because any of the conditions have not been satisfied, including the minimum tender condition, which requires that at least 99% of the aggregate principal amount of outstanding Old Notes be validly tendered and not withdrawn in the Exchange Offer, we will seek to accomplish the Restructuring on the same economic terms as the Recapitalization Plan by way of the Prepackaged Plan if we obtain the requisite acceptance of the Prepackaged Plan by holders of claims and equity interests in the Company. See “The Prepackaged Plan.”

The confirmation and effectiveness of the Prepackaged Plan are subject to certain conditions that may not be satisfied and are different from those under the Recapitalization Plan (including the Exchange Offer). We cannot assure you that all requirements for confirmation and effectiveness of the Prepackaged Plan will be satisfied or that the United States Bankruptcy Court for the Southern District of Georgia, which we refer to as the “Bankruptcy Court,” will conclude that the requirements for confirmation and effectiveness of the Prepackaged Plan have been satisfied. See “The Prepackaged Plan — Confirmation of the Prepackaged Plan” and “The Prepackaged Plan — Conditions to the Effective Date of the Prepackaged Plan.”

The effective date of the Prepackaged Plan, which is referred to as the “Plan Effective Date,” will not occur until the following conditions have been satisfied or waived: (1) the order confirming the Prepackaged Plan is a final order in form and substance acceptable to the Company and to holders that are party to the Support Agreement that together hold not less than one-half (1/2) in aggregate principal amount of all Old Notes held by holders that are party to the Support Agreement (these holders are referred to as the “Requisite Holders”) and the administrative agent for the Company’s secured lenders; (2) the Prepackaged Plan and certain related supplemental documents are in form and substance reasonably acceptable to the Company, the Requisite Holders and the administrative agent for the Company’s secured lenders; (3) all actions, documents, certificates and agreements necessary to implement the Prepackaged Plan have been effected or executed and delivered to the required parties and, to the extent required, filed with the appropriate governmental entities in accordance with applicable laws; (4) all other documents and agreements necessary to implement the Prepackaged Plan have been executed and delivered by all necessary parties, and all other required actions have occurred or have been otherwise satisfied or waived; (5) the Support Agreement, the Escrow Agreement and the Company’s tax sharing agreement remain in full force and effect and have not been terminated; (6) the Company has paid all undisputed fee claims of the indenture trustee and the legal counsel and financial advisor to the ad hoc committee of holders of approximately 75% of the Old Notes (we refer to this committee as the “Ad Hoc Committee” and the legal counsel and financial advisor to the Ad Hoc Committee as the “Ad Hoc Committee Advisors”); and (7) no event of default has occurred and is continuing under the Existing Credit Agreement, other than an event of default related to the default on the payment of interest when due in respect of the Old Notes. See “The Prepackaged Plan — Conditions to the Effective Date of the Prepackaged Plan.”
Q:	What is the Support Agreement?
A:	We have entered into the Support Agreement with holders of approximately 75% of the aggregate principal amount of the outstanding Old Notes. Pursuant to the Support Agreement, each holder of Old Notes that executed the Support Agreement has irrevocably agreed, in accordance with the terms of the Support Agreement to, among other things, (1) tender its Old Notes in the Exchange Offer, and (2) vote all of its Old Notes in favor of the Prepackaged Plan. In consideration of this agreement, we have agreed to a number of covenants and conditions, including, among others, our agreement not to modify the terms of the Exchange Offer or the Prepackaged Plan in any manner that is inconsistent in any material respect with the agreed upon terms. See “The Restructuring — The Support Agreement.”

Q:	What are the costs and benefits of consummating the Restructuring through the Recapitalization Plan rather than the Prepackaged Plan?

Consummating the Restructuring through the Recapitalization Plan provides several benefits, including an immediate solution to our near-term liquidity issues and the ability to effectuate the Restructuring in a short period of time without the extra costs and uncertainties of the bankruptcy process. The costs of the bankruptcy process could be material and could include both direct costs, including fees paid to a trustee and to other attorneys and professionals, and indirect costs, such as adverse impacts on the circulation and readership of our newspapers, which could impact our advertising revenues, among other things, and our ability to refinance existing loan facilities. In addition, there can be no assurance that the Bankruptcy Court will confirm the Prepackaged Plan. See the “Exchange Offer.”

On the other hand, consummating the Restructuring through the Prepackaged Plan provides several benefits of its own, including the provision for the same treatment of all holders of claims in the same class whether or not they vote to accept the Prepackaged Plan, which resolves our near-term liquidity issues without the

“holdout” problem presented by the Recapitalization Plan in connection with holders of Old Notes that do not participate in the Recapitalization Plan. Additionally, a lower threshold is required to approve the Prepackaged Plan than the Recapitalization Plan. See the “Prepackaged Plan.”
Q:	What are the U.S. federal income tax consequences to me of tendering my Old Notes for New Notes pursuant to the Exchange Offer or the Prepackaged Plan?

A:	Generally, this will depend on whether or not the exchange of Old Notes for New Notes qualifies as a “recapitalization” for U.S. federal income tax purposes. Although the issue depends upon a determination of fact, and is not entirely clear, the Company intends to take the position that the exchange will not qualify as a “recapitalization.” In such event, a U.S. Holder (as defined in the section entitled “Certain U.S. Federal Income Tax Considerations”) generally would recognize gain or loss on the exchange in an amount equal to the difference (if any) between the “issue price” of the New Notes and such U.S. Holder’s adjusted tax basis in the Old Notes. Subject to the application of the “market discount” rules (which may cause certain gain to be recharacterized as ordinary income), any gain or loss recognized generally will be capital gain or loss. If the exchange of Old Notes for New Notes does qualify as a “recapitalization,” generally no gain or loss would be recognized by a U.S. Holder upon the exchange, and a U.S. Holder would have an initial tax basis in the New Notes equal to the holder’s adjusted tax basis in the Old Notes immediately prior to the exchange. Whether or not the exchange qualifies as a “recapitalization,” to the extent any portion of the New Notes received in the exchange is treated as a payment of accrued and unpaid interest on the Old Notes, this portion may be taxable as interest income to a U.S. Holder (to the extent not previously accrued in income for tax purposes). See “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders — U.S. Federal Income Tax Consequences of the Exchange.”

For the U.S. federal income tax consequences to non-U.S. Holders, see “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to Non-U.S. Holders — U.S. Federal Income Tax Consequences of the Exchange.”

Q:	What are the U.S. federal income tax consequences to me of holding New Notes?

A:	In general, as a result of the application of the “original issue discount” (or “OID”) rules, a U.S. Holder will be required to include interest on the New Notes in taxable income as it accrues, regardless of whether it is currently payable. Because a portion of the interest on the New Notes may be paid-in-kind interest (i.e., interest that is not payable in cash but instead is added to principal), the amount includible by a U.S. Holder in taxable income prior to the maturity of the New Notes may exceed the cash interest payments actually received prior to maturity. In addition, the New Notes may be treated as having additional OID to the extent either the Old Notes or the New Notes are considered “publicly traded” and have a fair market value at the time of the exchange less than the stated principal amount of the New Notes; such additional OID would accrue as ordinary income over the term of the New Notes. Due to the potential variation in interest payable under the terms of the New Notes, the amount and timing of OID accrual will generally be determined based upon a projected payment schedule prepared (solely for U.S. federal income tax purposes) by us in accordance with applicable regulations. See “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders — U.S. Federal Income Tax Consequences of the New Notes.”

For the U.S. federal income tax consequences to non-U.S. Holders, see “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to Non-U.S. Holders — U.S. Federal Income Tax Consequences of the New Notes.”

Q:	What adverse consequences could result if the Restructuring is not completed?

A:	If we do not complete the Restructuring either through the Recapitalization Plan or the Prepackaged Plan, because the conditions to the Recapitalization Plan or the Prepackaged Plan have not been satisfied or waived or otherwise, we will face an immediate liquidity crisis. If we do not complete the Restructuring, it likely would result in our filing for bankruptcy protection pursuant to the Bankruptcy Code on terms other than as contemplated by the Prepackaged Plan. If we commence such a bankruptcy filing, holders of Old Notes may receive consideration that is substantially less than what is being offered under the Restructuring. See “Risk Factors — Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan.” Both the Exchange Offer and the Prepackaged Plan are subject to certain conditions. In particular, the Exchange Offer is subject to the satisfaction of the minimum tender condition that at least 99% of the aggregate principal amount of the outstanding Old Notes must have been validly tendered and not withdrawn in the Exchange Offer, and confirmation and effectiveness of the Prepackaged Plan requires the receipt of acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes.

Accordingly, if you wish to support the Restructuring and avoid the adverse consequences described above and elsewhere in this Offering Memorandum and Disclosure Statement, it is important that you tender your Old Notes for exchange in the Exchange Offer and vote to accept the Prepackaged Plan.
The Exchange Offer
Q:	Who is making the Exchange Offer?

A:	Morris Publishing and Morris Publishing Finance (the co-issuers of the Old Notes) are making the Exchange Offer.

Q:	What amount of Old Notes are you seeking in the Exchange Offer?

A:	We are seeking to acquire any and all outstanding Old Notes.

Q:	What will I receive in the Exchange Offer if I tender my Old Notes and they are accepted?

A:	In exchange for and in full satisfaction of the principal amount of and all accrued and unpaid interest on the Old Notes you tender, you will receive your pro rata share of the $100 million aggregate principal amount of New Notes that are being issued. As of the date of this Offering Memorandum and Disclosure Statement, there are outstanding $278,478,000 aggregate principal amount of Old Notes, plus accrued and unpaid interest after we failed to make the February 1, 2009 and August 1, 2009 interest payments on the Old Notes. By way of example, if you tender $10 million aggregate principal amount of Old Notes and 100% of the outstanding Old Notes are tendered in the Exchange Offer, you will receive approximately $3.6 million of New Notes.

Q:	Who may participate in the Exchange Offer?

A:	All current holders of Old Notes may participate in the Exchange Offer.

Q:	Does the success of the Exchange Offer depend on the participation of any minimum number of holders of Old Notes?

A:	Yes. The Exchange Offer is subject to the satisfaction of the minimum tender condition, which means that at least 99% of the aggregate principal amount of the outstanding Old Notes must have been validly tendered and not withdrawn in the Exchange Offer.

Q:	How do I tender my Old Notes in the Exchange Offer?

A:	Please follow the procedures for tendering your Old Notes in the Exchange Offer described in “The Exchange Offer — Procedures for Tendering Old Notes” and in the Letter of Transmittal. In addition, if your Old Notes are held by a nominee such as a bank, broker, dealer or trust company, you must instruct that custodial entity to tender your Old Notes on your behalf pursuant to the procedures of that nominee. For further information contact Ipreo Holdings LLC, as the information agent, at the address or telephone number on the back cover of this Offering Memorandum and Disclosure Statement, or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q:	For how long will the Exchange Offer remain open?

A:	The Exchange Offer and any right you have to withdraw your tendered Old Notes will expire at 11:59 p.m., New York City time, on January 12, 2010, or on any subsequent time or date to which the Exchange Offer is extended.

As more fully described below, we may extend the expiration date or amend any of the terms or conditions of the Exchange Offer for any reason, subject to applicable laws and our obligations under the Support Agreement (see “The Restructuring — The Support Agreement”) and the Existing Credit Agreement. The last date on which tenders will be accepted, whether on January 12, 2010, or on any subsequent time or date to which the Exchange Offer may be extended, is referred to as the “Expiration Date.” We may not extend the Expiration Date beyond January 12, 2010 without an amendment to or waiver of the Support Agreement.

Subject to our obligations under the Support Agreement, our Existing Credit Agreement and applicable laws, we have the right to:
•	extend the Expiration Date and retain all tendered Old Notes, subject to any right you have to withdraw your tendered Old Notes; and

•	waive any condition in our sole discretion or otherwise amend any of the terms or conditions of the Exchange Offer in any respect.
Under the Support Agreement, we are prohibited from waiving any condition to the Exchange Offer or making any material changes to the terms and conditions of the Exchange Offer, unless the Requisite Holders consent to an amendment to the Support Agreement permitting such a waiver. We also are prohibited under our Existing Credit Agreement from modifying or waiving any condition to the Exchange Offer without the consent of the administrative agent under that agreement.

If we extend the Expiration Date, we promptly will give you notice of such action by issuance of a press release or other public announcement and, at our election, we also may issue a supplement to this Offering Memorandum and Disclosure Statement that is sent to the holders of Old Notes. If we extend the Expiration Date, you must tender your Old Notes on or prior to the date identified in such press release, public announcement or supplement if you wish to participate in the Exchange Offer. Similarly, if we amend any of the terms or conditions of the Exchange Offer, we promptly will give notice of such action by issuance of a press release or other public announcement and, at our election, we also may issue a supplement to this Offering Memorandum and Disclosure Statement that is sent to the holders of Old Notes. See “The Exchange Offer — Extensions; Amendments; Termination.”

Q:	When will I receive New Notes if I tender my Old Notes in the Exchange Offer?

A:	Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all Old Notes validly tendered to the exchange agent by 11:59 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes will be delivered as soon as possible after the Expiration Date via book-entry form. Pursuant to the terms of the Support Agreement, we are obligated to cause the delivery of the New Notes within three business days after the Expiration Date, subject to the satisfaction or waiver of the conditions to the Exchange Offer, including without limitation, the minimum tender condition. See “The Exchange Offer — Acceptance of Old Notes for Exchange and Delivery of New Notes.”

Q:	Can I withdraw my tender of Old Notes?

A:	Unless you are restricted from doing so by the Support Agreement, you may withdraw tendered Old Notes at any time prior to 11:59 p.m., New York City time, on the Expiration Date. You must send a withdrawal notice to the exchange agent in accordance with the appropriate procedures of DTC’s Automated Tender Offer Program, which we refer to as “ATOP.” If you change your mind, you may re-tender your Old Notes again by following the tender procedures at any time prior to 11:59 p.m., New York City time, on the Expiration Date. See “The Exchange Offer — Withdrawal of Tenders.”

Q:	If the Exchange Offer is consummated but I do not tender my Old Notes, how will my rights be affected?

A:	If the Exchange Offer is consummated and you have not exchanged your Old Notes in the Exchange Offer, or if your Old Notes are not accepted for exchange, unless the Restructuring is being accomplished through the Prepackaged Plan, you will continue to hold your Old Notes and will be entitled to all the rights and subject to all the limitations applicable to the Old Notes. Upon the effectiveness of the Exchange Offer and the simultaneous effectiveness of the Old Notes Indenture Amendment, holders of Old Notes will have significantly fewer protections and remedies.

The New Notes would be secured on a second lien basis by substantially all of our assets, but the Old Notes will remain unsecured, which could materially and adversely affect the value of a holder’s non-tendered Old Notes and, in the event of a bankruptcy, liquidation or insolvency, the extent of such holder’s recovery. See “Description of the New Notes.” If we do not consummate the Restructuring, however, we do not expect, and we cannot assure you, that we will have sufficient liquidity to meet our debt obligations, including the potential acceleration of our obligations to make interest payments on the Old Notes. Additionally, if we consummate the Exchange Offer, the potential liquidity of any non-tendered Old Notes may be reduced.

See “Risk Factors — Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan” and “Risk Factors — Risks to Holders of Non-Tendered Old Notes.”

Q:	What happens if my Old Notes are not accepted in the Exchange Offer?

A:	If we do not accept your Old Notes for exchange for any reason, the unaccepted Old Notes will be credited back to your account at DTC. See “The Exchange Offer — Acceptance of Old Notes for Exchange and Delivery of New Notes.”

Q:	If I decide to tender my Old Notes, will I have to pay any fees or commissions in connection with the Exchange Offer?

A:	If you are the record owner of your Old Notes and you tender your Old Notes directly to the exchange agent, you will not incur any fees or commissions. If you hold your Old Notes through a custodian or nominee and your custodian or nominee tenders the Old Notes on your behalf, your custodian or nominee may charge you a fee for doing so. You should consult with your custodian or nominee to determine whether any charges will apply.

Q:	What are the terms of the New Notes?

A:	If the $19.7 million Tranche A term loan has not been repaid or refinanced on or prior to the date of the original issuance of the New Notes, the New Notes initially will bear cash interest at a rate of 5% per year and paid-in-kind interest (i.e., interest that is not payable in cash but instead is added to principal) at a rate of 10% per year. In the event of a refinancing of the Tranche A term loan through which the Tranche A term loan is repaid in full, either alone or in conjunction with a refinancing of our Tranche B term loan, the New Notes will bear interest at a rate of 5% per year plus the highest regular interest rate payable on the refinanced debt, with a minimum aggregate interest rate of 10% per year, which will be payable 50% in cash and 50% in paid-in-kind interest. At such time as neither the Tranche A term loan nor any refinanced debt is outstanding, the New Notes will bear cash interest at a rate of 10% per year. In all cases, cash interest will be payable quarterly in arrears. The New Notes will mature four years and six months after the date the New Notes are originally issued (i.e., four years and six months after the effective date of the Exchange Offer or Prepackaged Plan, as the case may be). The New Notes and the Guarantees will be secured by a second lien on substantially all of our and our guarantors’ assets, will rank junior in right of payment to our Tranche A term loan (and any refinanced debt if the Tranche A term loan is refinanced on or before 150 days after the consummation of the Restructuring with a new facility provided solely by a commercial bank unaffiliated with us) and any future working capital facility that is permitted under the terms of our New Notes Indenture, equal in right of payment with our Tranche B term loan, and senior to any of our subordinated obligations. If we refinance our Tranche B term loan on or before 150 days after the consummation of the Restructuring with a new facility provided solely by a commercial bank unaffiliated with us, the New Notes also will rank junior to this refinanced debt. See “Description of the New Notes” and “The Restructuring — Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring.”

Q:	Are there dissenters’ rights in connection with the Exchange Offer?

A:	Holders of Old Notes do not have dissenters’ rights of appraisal in connection with the Exchange Offer.

Q:	Who do I call if I have any questions about how to tender my Old Notes or any other questions relating to the Exchange Offer?

A:	Questions and requests for assistance with respect to the procedures for tendering Old Notes pursuant to the Exchange Offer should be directed to Ipreo Holdings LLC, as the information agent, at its address or telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement.

Q:	What risks should I consider in deciding whether to tender my Old Notes in the Exchange Offer?

A:	In deciding whether to tender your Old Notes in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting us, the Exchange Offer, the Prepackaged Plan and the New Notes described in the section titled “Risk Factors” and the risk factors described in the documents incorporated by reference into this Offering Memorandum and Disclosure Statement.
The Prepackaged Plan
Q:	Who is soliciting votes on the Prepackaged Plan?

A:	Morris Publishing and its subsidiaries, including Morris Publishing Finance, are soliciting votes on the Prepackaged Plan.

Q:	Why is the Company soliciting votes on the Prepackaged Plan if the Restructuring can be accomplished through the Recapitalization Plan?

A:	We have prepared the Prepackaged Plan as an alternative to the Recapitalization Plan for accomplishing the Restructuring if the conditions to completion of the Recapitalization Plan, including, for example, the minimum tender condition, are not met or waived, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes.

Q:	How would the Prepackaged Plan be implemented?

The Prepackaged Plan consists of a plan of reorganization under chapter 11 of the Bankruptcy Code that, if confirmed by the Bankruptcy Court, would effect the same transactions contemplated by the

Recapitalization Plan. Under the Prepackaged Plan, holders of Old Notes would receive the same treatment with respect to their Old Notes as they would receive if they had exchanged their Old Notes under the Recapitalization Plan. See “The Prepackaged Plan.”

Q:	What vote is needed for the Bankruptcy Court to confirm the Prepackaged Plan?

For the Prepackaged Plan to be confirmed by the Bankruptcy Court without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or equity interests that is impaired must vote to accept the Prepackaged Plan. An impaired class of claims (such as holders of Old Notes) is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast Ballots vote to accept the Prepackaged Plan. If the Prepackaged Plan is confirmed by the Bankruptcy Court, the Prepackaged Plan will bind all holders of claims against and equity interests in the Company regardless of whether they voted for or against the Prepackaged Plan and regardless of whether they voted at all on the Prepackaged Plan.

Therefore, assuming the Prepackaged Plan satisfies the other requirements of the Bankruptcy Code, a significantly smaller number of claim holders can bind other claim holders to the terms of the Prepackaged Plan to accomplish the Restructuring than are required to effect the Exchange Offer and the other transactions contemplated by the Recapitalization Plan.

The confirmation and effectiveness of the Prepackaged Plan are subject to certain conditions that may not be satisfied and are different from those under the Recapitalization Plan. We cannot assure you that all requirements for confirmation and effectiveness of the Prepackaged Plan will be satisfied or that the Bankruptcy Court will conclude that the requirements for confirmation and effectiveness of the Prepackaged Plan have been satisfied. See “The Prepackaged Plan — Confirmation of the Prepackaged Plan” and “The Prepackaged Plan — Conditions to Effective Date of the Prepackaged Plan.”

If we do not receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including confirmation through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to non-accepting impaired claims classes, the Prepackaged Plan will not be confirmed or become effective.

Q:	Who is eligible to vote for the Prepackaged Plan?

A:	Generally, holders of claims or equity interests in classes that are impaired (other than classes that receive nothing under the Prepackaged Plan and are, therefore, deemed to reject it) are eligible to vote on the Prepackaged Plan. A claim or equity interest is impaired, generally speaking, if its treatment under a plan of reorganization alters the terms of, or rights associated with, that claim or interest. The rights in respect of the Old Notes would be altered by the Prepackaged Plan, and, consequently, holders of Old Notes are considered impaired and may vote on the Prepackaged Plan.

For the purposes of the Prepackaged Plan, we have organized the various claims and equity interests against the Company into different classes. Holders of claims impaired by the Prepackaged Plan that are entitled to vote on the Prepackaged Plan will vote on the Prepackaged Plan by class. Under the Prepackaged Plan, members of the same class are treated the same. The claims of holders of Old Notes are separately classified under the Prepackaged Plan as Class 6 Claims, which is the only impaired class of claims and the only class that will vote on the Prepackaged Plan. See “The Prepackaged Plan — Classifications under the Prepackaged Plan” and “The Prepackaged Plan — Summary of Distributions under the Prepackaged Plan,” for a description of the various classes of claims and equity interests, and their treatment, under the Prepackaged Plan.

Q:	What will I receive under the Prepackaged Plan if it is confirmed and consummated?

A:	In exchange for and in full satisfaction of the principal amount of your Old Notes, and any accrued and unpaid interest on your Old Notes, you will receive your pro rata share of the New Notes, regardless of whether you voted for or against the Prepackaged Plan or whether you voted at all.

Q:	When is the deadline for submitting Ballots?

A:	All ballots must be received by the tabulation agent by 11:59 p.m., New York City time, on January 12, 2010, unless we extend the date and time on which Ballots must be received. The last date on which Ballots will be accepted, whether on January 12, 2010, or any subsequent date or time, is referred to as the “Voting Deadline.” If the Voting Deadline is extended, we will notify the tabulation agent and send a notice to the holders of Old Notes or issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled Voting Deadline. See “The Prepackaged Plan — Holders of Claims Entitled to Vote; Voting Record Date” and “The Prepackaged Plan — Solicitation and Voting Procedures — Voting Deadline.”

Q:	How do I vote on the Prepackaged Plan?

A:	Please follow the procedures for submitting your Ballot and voting on the Prepackaged Plan described in the section titled “The Prepackaged Plan — Solicitation and Voting Procedures — Voting Instructions.”

Please note that Ballots must be sent by mail, hand delivery or overnight courier to the tabulation agent, Kurtzman Carson Consultants LLC, by the Voting Deadline. Electronic and facsimile Ballots will not be accepted.

Only the beneficial owners of Old Notes as of the voting record date, December 9, 2009, are eligible to vote on the Prepackaged Plan.

For further information, contact the tabulation agent at its address or telephone number on the back cover of this Offering Memorandum and Disclosure Statement, or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q:	Can I revoke my vote?

A:	Unless you are restricted from doing so by the Support Agreement, any party that timely submitted a properly completed Ballot to the tabulation agent may revoke such Ballot and change its vote by submitting to the tabulation agent, prior to the Voting Deadline, a properly completed Ballot for acceptance or rejection of the Prepackaged Plan.

Q:	Who do I call if I have any questions about how to submit Ballots or any other questions relating to the Prepackaged Plan?

A:	Questions and requests for assistance with respect to the procedures for voting on the Prepackaged Plan, as well as requests for additional copies of this Offering Memorandum and Disclosure Statement and the Ballot, may be directed to Kurtzman Carson Consultants LLC, as the tabulation agent, at its address or telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement.

Q:	What risks should I consider in deciding whether to accept or reject the Prepackaged Plan?

A:	In deciding whether to vote to accept or reject the Prepackaged Plan, you should carefully consider the discussion of risks and uncertainties affecting us, the Prepackaged Plan and the New Notes described in the section titled “Risk Factors” and the risk factors described in the documents incorporated by reference into this Offering Memorandum and Disclosure Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this Offering Memorandum and Disclosure Statement are “forward-looking statements” within the meaning of applicable federal securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “potential,” “project,” “target” and similar expressions are generally intended to identify forward-looking statements. All statements contained in this Offering Memorandum and Disclosure Statement, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable in the circumstances, these statements are not guarantees of any events or financial results, and our actual results may differ materially. You are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this Offering Memorandum and Disclosure Statement, including the Unaudited Projected Consolidated Financial Information for the Restructuring under the Prepackaged Plan and the Liquidation Analysis, are made only as of the date of this Offering Memorandum and Disclosure Statement or such other date indicated herein. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise, except as required by law.
     You also should review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. We cannot assure you that projected results or events will be achieved. Many factors could cause our actual results to be materially different from our forward-looking statements, including without limitation, the following items:
•	our ability to service our debt;

•	our ability to obtain financing to fund our operational needs and re-finance our existing debt on satisfactory terms, if at all;

•	the impact of the Prepackaged Plan on our operations, credibility and valued relationships;

•	our ability to comply with the financial tests and other covenants in our existing and future debt instruments;

•	further deterioration of economic conditions in the markets we serve;

•	risks from increased competition from alternative forms of media;

•	our ability to contain the costs of labor and employee benefits;

•	our ability to maintain or grow advertising and circulation revenues;

•	our ability to successfully implement our business strategy;

•	our ability to retain employees;

•	industry cyclicality and seasonality;

•	interest rate fluctuations; and

•	fluctuations in the cost of our supplies, including ink and newsprint.

     You also should carefully consider the statements under the caption “Risk Factors” and other sections of this Offering Memorandum and Disclosure Statement, which address additional facts that could cause our actual results to differ from those set forth in our forward-looking statements.
INDUSTRY AND MARKET DATA
     In this Offering Memorandum and Disclosure Statement, we rely on and refer to information and statistics regarding our industry.
     We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

SUMMARY
     This summary highlights some basic information contained in, or included as exhibits to or incorporated by reference in, this Offering Memorandum and Disclosure Statement to help you understand our business, the Restructuring, the Exchange Offer and the Prepackaged Plan. It does not contain all of the information that is important to you. You should carefully read this Offering Memorandum and Disclosure Statement to understand fully the terms of the Exchange Offer and the Prepackaged Plan, as well as the information incorporated by reference herein. You should pay special attention to the information in the section entitled “Risk Factors” beginning on page 26 and the section entitled “Cautionary Statement Regarding Forward-looking Statements” beginning on page 11.
     Unless stated otherwise, the discussion in this Offering Memorandum and Disclosure Statement of our business includes the business of Morris Publishing and its direct and indirect subsidiaries (including Morris Publishing Finance). Unless otherwise indicated or the context otherwise requires, “Morris Publishing,” “the Company,” “we,” “us” and “our” refer to Morris Publishing and its direct and indirect subsidiaries (including Morris Publishing Finance) on a consolidated basis.
Overview
     Through the consummation of the Recapitalization Plan or Prepackaged Plan, we intend to restructure our debt to address an immediate need for liquidity and reduce our indebtedness and interest expense. Upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and the accompanying Letter of Transmittal and/or Ballot, we are offering to exchange the Old Notes for the New Notes in the Exchange Offer and, in the event the conditions to the Exchange Offer are not satisfied, we are soliciting acceptances of the Prepackaged Plan.
     In connection with the transactions contemplated by the Exchange Offer and the Prepackaged Plan, you may elect to (i) tender your Old Notes in the Exchange Offer and vote to accept the Prepackaged Plan, (ii) tender your Old Notes in the Exchange Offer and vote to reject the Prepackaged Plan, (iii) vote to accept the Prepackaged Plan without tendering your Old Notes in the Exchange Offer, (iv) vote to reject the Prepackaged Plan without tendering your Old Notes in the Exchange Offer, or (v) take no action with respect to the Exchange Offer and the Prepackaged Plan. In the event that you choose to take no action with respect to the Exchange Offer and the Prepackaged Plan, you will be deemed to have rejected the Exchange Offer and will not be treated as having voted either for or against the Prepackaged Plan.
     If we consummate the Exchange Offer, tendering holders of Old Notes will receive New Notes as described in this Offering Memorandum and Disclosure Statement.
     If we do not consummate the Exchange Offer and elect to proceed with the Restructuring under the Prepackaged Plan, all holders of Old Notes will receive New Notes if the Prepackaged Plan is approved and consummated as described in this Offering Memorandum and Disclosure Statement.
     If neither the Exchange Offer nor the Prepackaged Plan is approved as described in this Offering Memorandum and Disclosure Statement, we expect that it may be necessary to file for bankruptcy protection without the benefit of an agreed Prepackaged Plan, which may require significant and accelerated asset liquidations. No decision has been made by the Company’s board of directors to file petitions for relief under the Bankruptcy Code (outside the context of the Prepackaged Plan).
     Pursuant to the Support Agreement, holders of approximately 75% of the aggregate principal amount of the outstanding Old Notes have agreed, in accordance with and subject to the conditions of the Support Agreement, to, among other things (1) tender their Old Notes in the Exchange Offer and (2) vote all of their Old Notes in favor of the Prepackaged Plan.

Our Business
     We are part of a private media business that has been owned and operated by the William S. Morris III family for three generations. Morris Publishing is headquartered in Augusta, Georgia, and was formed in 2001 to assume the newspaper operations of its former parent, Morris Communications, LLC, which we refer to as “Morris Communications.” We own and operate 13 daily newspapers and more than three dozen non-daily newspapers in the Southeast, Midwest and Southwest of the U.S. and Alaska, as well as city magazines and free community publications. See “The Restructuring — Our Business.”
Background
     Operations of the Company have been adversely affected by the general deterioration in the publishing and newspaper industries, particularly through the continuing severe decline in advertising revenue in this recession and the permanent loss to other media within various categories. The current state of the newspaper industry is reflected in the chapter 11 filings and closings of several newspaper companies over the past year. As a result of this general industry-wide deterioration, we face increasing constraints on our liquidity, including our ability to service the approximately $415.8 million in principal amount of combined indebtedness owed to our lenders and noteholders. See “The Restructuring — Reasons for the Restructuring.”
The Restructuring and Senior Refinancing Transaction
     This offer to exchange Old Notes for New Notes and solicitation of acceptances of the Prepackaged Plan are part of, and are being conducted pursuant to, the Restructuring, which may be accomplished either through an out-of-court process that includes the Exchange Offer or, in the alternative, if the conditions to the Exchange Offer are not satisfied or waived, through the in-court Prepackaged Plan. The Restructuring is designed to improve our liquidity over time by decreasing our outstanding consolidated debt and significantly reducing our annual interest expense, and it consists of two transactions:
•	the exchange of Old Notes for New Notes; and

•	the cancellation of senior indebtedness in an aggregate principal amount of $110 million plus accrued PIK interest, which will eliminate our Tranche C term loan.
     On October 15, 2009, we refinanced our senior debt pursuant to a transaction in which third parties and affiliated entities acquired our then-existing $136.5 million senior secured credit facility indebtedness and amended the credit agreement governing such indebtedness. As a result of this senior debt refinancing, (1) an affiliate of ACON Investments, L.L.C. named Tranche Holdings, LLC now holds the Tranche A term loan, which has an aggregate principal amount of $19.7 million, (2) a Morris affiliate holds the Tranche B term loan, which has an aggregate principal amount of $6.8 million plus accrued PIK interest since the date of the Existing Credit Agreement, and (3) certain Morris affiliates now hold the Tranche C term loan, which has an aggregate principal amount of $110 million plus accrued PIK interest since the date of the Existing Credit Agreement. In this Offering Memorandum and Disclosure Statement, we refer to this senior debt refinancing as the “Senior Refinancing Transaction.” Pursuant to the Support Agreement, on or before 150 days after the consummation of the Exchange Offer or the Prepackaged Plan, we must refinance our Tranche A term loan and we may, at our option, refinance our Tranche B term loan, in each case through one or more new credit facilities provided solely by one or more commercial banks unaffiliated with us. If the Tranche A term loan and/or the Tranche B term loan is refinanced in this way, the refinanced debt will rank senior in right of payment to the New Notes. For more detailed information regarding the Restructuring and the completed and planned refinancing of our senior debt, see “The Restructuring — Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring.”
Board of Directors
     After the consummation of the Restructuring, the current members of the boards of directors or comparable bodies of Morris Publishing and its subsidiaries will continue to serve in their current capacities. In addition, for so long as New Notes are outstanding, holders of the New Notes will have the right to appoint a non-voting observer to the boards of directors or other comparable bodies of Morris Publishing and each of its material subsidiaries, as well as to each committee of those boards of directors or comparable bodies.
Expenses
     We will pay all fees and expenses associated with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan. In addition, we have agreed to pay all reasonable fees, expenses and disbursements of the legal and financial advisors to the Ad Hoc Committee. Based on estimated legal, financial advisor, accounting, exchange agent, tabulation agent, information agent, trustee, printing and other expenses associated with the Exchange Offer and solicitation of acceptances of the Prepackaged Plan, including the fees of the legal and financial advisors to the Ad Hoc Committee, we estimate that we will incur fees and expenses of approximately $3.2 million. See “The Restructuring — Fees and Expenses in Connection with the Restructuring.”
Summary Comparison of the Recapitalization Plan (including the Exchange Offer) and the Prepackaged Plan
     The Recapitalization Plan (including the Exchange Offer)
     Consummation of the Restructuring through the Recapitalization Plan provides several benefits, including:
•	an immediate solution to our near-term liquidity issues; and

•	ability to effectuate the Restructuring in a short period of time without the extra costs and uncertainties of the bankruptcy process to achieve the same result.
     Consummating the Recapitalization Plan also avoids the potential need to seek bankruptcy protection and its related costs and disruptions. Unless our mitigation efforts are successful, these costs could be material and may include:
•	direct costs of bankruptcy, including fees paid to a trustee and to attorneys and other professionals; and

•	increased costs of borrowing due to an inability to refinance existing senior indebtedness while a bankruptcy filing is a potential outcome.
     Additionally, a bankruptcy filing could have other effects on our business that are more difficult to measure, including indirect costs, such as an adverse impact on:
•	the circulation and readership of our newspapers and, as a result, our advertising revenues; and

•	our ability to refinance existing loan facilities.
     The Prepackaged Plan
     Consummation of the Restructuring through the Prepackaged Plan provides several benefits, including:
•	providing for the same treatment of all holders of claims in the same class whether or not they vote to accept the Prepackaged Plan, thereby resolving our near-term liquidity issues without the “holdout” problem presented by the Exchange Offer in connection with holders of Old Notes that do not participate in the Exchange Offer;

•	a lower threshold for approval (whereas the Support Agreement requires the tender of 99% of principal amount of Old Notes in order to implement the Exchange Offer, the Bankruptcy Code requires approval of the Prepackaged Plan by holders of the Old Notes representing at least two-thirds (2/3) in principal amount and more than one-half (1/2) in number of those who vote); and

•	certainty regarding the cancellation of indebtedness income being excluded from the

Company’s taxable income. See “Risk Factors — Risks Relating to Our Business and Industry — The exchange of Old Notes for New Notes pursuant to the Exchange Offer or the Prepackaged Plan, and the cancellation of certain indebtedness will result in cancellation of indebtedness income to us.”
     Potential direct and indirect costs of the Prepackaged Plan include:
•	disruptions to our business, employees and customers and a decreased likelihood of consummating the Restructuring on an expedited basis;

•	uncertainty as to whether the Prepackaged Plan will be confirmed;

•	incremental borrowings to satisfy cash outflows triggered by a bankruptcy filing; and

•	reputational damage resulting from the filing of bankruptcy cases.
     Effects of Bankruptcy Filing without a Prepackaged Plan
     It is our intent to pursue the Restructuring through the Recapitalization Plan or the Prepackaged Plan. If, however, neither the Recapitalization Plan nor the Prepackaged Plan is consummated, we expect that we may be subject to a lengthy and costly bankruptcy process and such a filing would cause substantial damage to our business and reputation. In addition, such a bankruptcy filing would present obstacles to conducting our business, including additional uncertainty and constraints with respect to our liquidity. It is also possible that holders of the Old Notes would receive less consideration for their Old Notes without an agreed Prepackaged Plan than they would receive pursuant to the Prepackaged Plan.
Our Business Post-Restructuring
     Following the consummation of the Recapitalization Plan or the Prepackaged Plan, we will continue to pursue our broader business restructuring strategy. The Restructuring — whether implemented through the out-of-court or in-court process — will enable us to continue as a going concern. On the effective date of the Restructuring, we expect to use our available cash in excess of $7 million, after the payment of restructuring costs and expenses, to prepay our senior indebtedness, and will be dependent upon this remaining $7 million of available cash and our cash flow from operations for our liquidity. In conjunction with a refinancing of the remaining portion of our Tranche A term loan, which has an aggregate principal amount of $19.7 million, and our Tranche B term loan, which has an aggregate principal amount of $6.8 million plus accrued PIK interest since the date of the Existing Credit Agreement, we intend to seek a $10 million revolving working capital facility, which we refer to as the “Working Capital Facility,” to provide our primary source of liquidity (other than cash flow from operations), and to use all remaining available cash to further reduce the senior indebtedness.
     After the Restructuring, the New Notes Indenture generally requires that cash flow from operations be used to repay any remaining Tranche A term loan (or the refinanced Tranche A and Tranche B term loans, if applicable) and/or the Working Capital Facility, if applicable, and then the New Notes and any remaining Tranche B term loan on a pro rata basis.
     Thus, so long as the New Notes are outstanding, we do not expect to have any significant reserves of cash or liquidity beyond a limited amount of cash on hand or a Working Capital Facility of $10 million. After the Restructuring, if our monthly average available cash (including amounts available under any Working Capital Facility) falls below $2 million, then we would be in default under the New Notes Indenture and our Amended Credit Agreement, and our ability to continue as a going concern could be in jeopardy.
     After the Restructuring, we will continue to focus on owning and operating newspapers and other publications in small and mid-size communities. We also will continue to implement strategies for responding to declining revenues and changing market conditions, including by restructuring the operations of our businesses and implementing various initiatives to increase revenues and decrease costs of the Company. We believe that our streamlined business model, combined with cost-cutting initiatives, will improve our ability to return to sustained profitability.

Summary of the Exchange Offer
Overview	We are offering an aggregate of $100 million principal amount of New Notes in exchange for an aggregate of $278,478,000 principal amount of Old Notes, plus any accrued and unpaid interest thereon.

Holders of Old Notes will receive their pro rata share of the New Notes in full satisfaction of the principal amount of, plus all accrued and unpaid interest through the consummation of the Exchange Offer on, the Old Notes so tendered and accepted. See “The Exchange Offer — Terms of the Exchange Offer.”

None of Morris Publishing, its subsidiaries, their respective boards of directors or comparable bodies, the exchange agent, the information agent, their legal advisors, their financial advisors or any of their respective affiliates makes any recommendation as to whether holders of Old Notes should exchange Old Notes for New Notes in the Exchange Offer.

Conditions to Completion of the Exchange Offer
The Exchange Offer is subject to the satisfaction of certain conditions, including (1) the minimum tender condition, which requires that at least 99% of the aggregate principal amount of outstanding Old Notes be validly tendered and not withdrawn in the Exchange Offer, (2) our having received the requisite approval of the Old Notes Indenture Amendment, and (3) the absence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that might prohibit, prevent, or delay consummation of the Exchange Offer. See “The Exchange Offer — Conditions to the Completion of the Exchange Offer.”

Expiration Date
The Exchange Offer will expire at 11:59 p.m. New York City time, on January 12, 2010. We may extend the Expiration Date for any purpose, including in order to permit the satisfaction or waiver of any or all conditions to the Exchange Offer, but we may not extend the Expiration Date beyond January 12, 2010 without an amendment to or waiver of the Support Agreement.

Procedures for Tendering Old Notes
If you wish to participate in the Exchange Offer and your Old Notes are held by a nominee, such as a bank, broker, dealer, trust company or other nominee, you must instruct that nominee to tender your Old Notes on your behalf. See “The Exchange Offer — Procedures for Tendering Old Notes.”

Acceptance of Old Notes for Exchange and Delivery of New Notes
We will accept any Old Notes that are properly tendered for exchange before 11:59 p.m., New York City time, on the Expiration Date. The New Notes will be delivered within 3 business days after expiration and acceptance of the Exchange Offer, subject to satisfaction of the terms and conditions of the Exchange Offer, including without limitation, the minimum tender condition. See “The Exchange Offer — Acceptance of Old Notes for Exchange and Delivery of New Notes.”

Exchange Date	We will notify the exchange agent of the date that Old Notes are deemed to have been accepted for exchange.

Withdrawal of Tenders
If you tender your Old Notes for exchange in the Exchange Offer and later wish to withdraw them, unless you are restricted from doing so by the Support Agreement, you may do so at any time before 11:59 p.m., New York City time, on the Expiration Date. See “The Exchange Offer — Withdrawal of Tenders.”

Consequences of Failure to Tender
Claims with respect to any Old Notes not tendered in the Exchange Offer will be effectively subordinated to claims with respect to any New Notes (to the extent of the value of the collateral securing the New Notes). In addition, due to the Old Notes Indenture Amendment, holders of Old Notes will have fewer protections and remedies upon the effectiveness of the Exchange Offer. For a description of the consequences of failing to exchange your Old Notes in this case, see “Risk Factors — Risks to Holders of Non-Tendered Old Notes.”

Consequences of Failure to Consummate the Exchange Offer
If the conditions of the Exchange Offer are not satisfied but the Prepackaged Plan is accepted, we will pursue the Prepackaged Plan. Although we would seek authority from the Bankruptcy Court on the petition date to continue to use the prepetition lenders’ cash collateral or to enter into debtor-in-possession financing, there can be no assurance that the Bankruptcy Court would grant this relief or that the bankruptcy case would not disrupt operations or cause the Company to lose revenue. No decision has been made by the board of directors to file petitions for relief under chapter 11 of the Bankruptcy Code (outside the context of the Prepackaged Plan). See “Risk Factors — Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan.”

Exchange Agent
Wilmington Trust Company is the exchange agent for the Exchange Offer. The address and facsimile and telephone numbers of the exchange agent are listed on the back cover page of this Offering Memorandum and Disclosure Statement.

Information Agent
Ipreo Holdings LLC is the information agent for the Exchange Offer. The address and telephone number of the information agent are listed on the back cover page of this Offering Memorandum and Disclosure Statement.

Accounting Treatment	For a description of the accounting treatment of the Restructuring, see “Accounting Treatment.”

Certain U.S. Federal Income Tax Considerations	For a discussion of certain U.S. federal income tax considerations for holders of the New Notes, see “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offer. Old Notes that are validly tendered and exchanged pursuant to the Exchange Offer will be retired and canceled.

Summary of the Prepackaged Plan

Overview
We have prepared the Prepackaged Plan as an alternative to the Recapitalization Plan for accomplishing the Restructuring if the conditions to completion of the Recapitalization Plan, including, for example, the minimum tender condition, are not satisfied or waived (to the extent waivable), but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to any non-accepting impaired claims classes.

The Prepackaged Plan consists of a plan of reorganization under chapter 11 of the Bankruptcy Code that would effect the same transactions contemplated by the Recapitalization Plan. A copy of the Prepackaged Plan is attached to this Offering Memorandum and Disclosure Statement as Exhibit A. If confirmed, the Prepackaged Plan will bind all of our creditors, regardless of whether such creditors voted to accept or reject the Prepackaged Plan. See “The Prepackaged Plan.”

Under the Prepackaged Plan, holders of Old Notes and the lenders under our Existing Credit Agreement (as well as the holders of all other claims and equity interests) would receive essentially the same treatment with respect to their claims as they would receive under the Recapitalization Plan. Existing holders of our equity would continue to hold such equity. See “The Prepackaged Plan.”

If we do not receive acceptances from a sufficient number of holders of Old Notes to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, and the Prepackaged Plan is not otherwise confirmed through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to any non-accepting impaired claims classes, the Prepackaged Plan will not be confirmed or become effective.

Voting Record Date
The voting record date for determining the holders of claims entitled to vote on the Prepackaged Plan is December 9, 2009, which we refer to as the “Voting Record Date.” See “The Prepackaged Plan — Holders of Claims Entitled to Vote — Voting Record Date.”

Conditions to the Effectiveness of the Prepackaged Plan	The Prepackaged Plan will not be effective until the conditions set forth below have been satisfied or waived:

•	the order confirming the Prepackaged Plan is a final order in form and substance acceptable to the Company and to the Requisite Holders and the administrative agent for the Company’s secured lenders;

•
the Prepackaged Plan and certain related supplemental documents are in form and substance reasonably acceptable to the Company, the Requisite Holders and the administrative agent for the Company’s secured lenders;

•
all actions, documents, certificates and agreements necessary to implement the Prepackaged Plan have been effected or executed and delivered to the required parties and, to the extent required, filed with the appropriate governmental entities in accordance with applicable laws;

•
all other documents and agreements necessary to implement the Prepackaged Plan have been executed and delivered by all necessary parties, and all other required actions have occurred or have been otherwise satisfied or waived;

•	the Support Agreement, the Escrow Agreement and the Company’s tax sharing agreement remain in full force and effect and have not been terminated;

•	the Company has paid all undisputed fee claims of the Ad Hoc Committee Advisors and the indenture trustee; and

•
no event of default has occurred and is continuing under the Existing Credit Agreement, other than an event of default related to the default on the payment of interest when due in respect of the Old Notes.

We retain the right to waive any condition in our sole and absolute discretion, subject to our obligations under the Support Agreement and applicable law. See “The Prepackaged Plan — Conditions to the Effective Date of the Prepackaged Plan.”

Tabulation Agent
Kurtzman Carson Consultants LLC is the tabulation agent. The address and telephone number of the tabulation agent are listed on the back cover page of this Offering Memorandum and Disclosure Statement.

Comparison of the New Notes and Old Notes
     The following is a brief summary of the terms of the New Notes, compared against the terms of the Old Notes. For a more detailed description of the New Notes, see “Description of the New Notes.”

	Old Notes	New Notes
Securities Offered	As of the date of this Offering Memorandum and Disclosure Statement, there are outstanding approximately $278.5 million aggregate principal amount of 7% Senior Subordinated Notes due 2013, plus accrued and unpaid interest after we failed to make the February 1, 2009 and August 1, 2009 interest payments thereon	$100 million aggregate principal amount of Floating Rate Secured Notes due 2014

Issuers	Morris Publishing and Morris Publishing Finance	Same as Old Notes

Indenture Trustee	Wilmington Trust FSB, as successor Trustee	Wilmington Trust FSB, referred to as the “Trustee”

Maturity Date	August 1, 2013	Four years and six months after the date of original issuance (i.e., four years and six months after the effective date of the Exchange Offer or Prepackaged Plan, as the case may be).

Interest	7% per year, payable semiannually in cash on each February 1 and August 1, commencing on February 1, 2004
•   If the $19.7 million Tranche A term loan has not been repaid or refinanced on or prior to the date of the original issuance of the New Notes, interest on the New Notes will be payable quarterly in arrears in cash, at a rate of 5% per year, and the New Notes also will accrue paid-in-kind interest (i.e., interest that is not payable in cash but instead is added to the principal amount) at a rate of 10% per year, compounded quarterly in arrears, from the date of original issuance until the earlier of (a) repayment in full of the Tranche A term loan and (b) the maturity of the New Notes.

•   In the event of a refinancing of the Tranche A term loan through which the Tranche A term loan is repaid in full, either alone or in conjunction with a refinancing of our Tranche B term loan, the New Notes will accrue interest at a rate of 5% per year plus the highest regular interest rate payable on the refinanced debt, with a minimum aggregate interest rate of 10% per year. While any such refinanced debt remains outstanding, interest on the New Notes will be payable quarterly in arrears, 50% in cash and 50% paid-in-kind. For example, if the refinanced debt has a per year interest rate of 7%, the per-year interest rate of the New Notes will be 12% (payable 6% in cash and 6% paid-in-kind).

•   At such time as neither the Tranche A term loan nor any refinanced debt is outstanding, the New Notes will accrue interest at a rate per year of 10%, payable quarterly in arrears in cash, until maturity.

See “Description of the New Notes — Principal, Maturity and Interest.”

Guarantees	Each of our existing and future restricted subsidiaries, other than the co-issuer Morris Publishing Finance, has jointly, severally and unconditionally guaranteed the Old Notes on a senior subordinated basis. All of our existing subsidiaries are restricted subsidiaries. We may designate a restricted subsidiary as an unrestricted subsidiary, and terminate its guarantee, under procedures set forth in the Old Notes Indenture, including, until the effectiveness of the Old Notes Indenture Amendment, compliance with the “Limitation on Restricted Payments” covenant.	Each of our existing and future restricted subsidiaries, other than the co-issuer Morris Publishing Finance, will jointly, severally and unconditionally guarantee the New Notes on a second priority secured basis. Such guarantees of the New Notes are referred to as the “Guarantees.” All of our existing subsidiaries will be restricted subsidiaries. We may designate a restricted subsidiary as an unrestricted subsidiary, and terminate its Guarantee, under procedures set forth in the New Notes Indenture. See Exhibit B for a list of the guarantor subsidiaries, which are referred to as “Guarantors,” and “Description of the Notes — Guarantees” for a more detailed description of the Guarantees.

Security and Ranking	The Old Notes are our unsecured senior subordinated obligations and are subordinated to all of our existing and future senior debt, including secured indebtedness under the Existing Credit Agreement, rank equally with all of our existing and future senior subordinated debt and rank senior to all of our future subordinated debt.

The New Notes and the related Guarantees will be secured, senior subordinated obligations of the Company and the Guarantors and will be secured by a second lien on substantially all of the assets of Morris Publishing, Morris Publishing Finance and the Guarantors that currently secure our existing first lien indebtedness. See “Description of the New Notes — Collateral and Security.”

The New Notes will rank:
•   junior in right of payment to the Tranche A

The guarantees by our restricted subsidiaries are subordinated to existing and future senior debt of such subsidiaries, including each such subsidiary’s guarantee of the indebtedness under the Existing Credit Agreement. The guarantees rank equally with all of the guarantors’ existing and future senior subordinated debt, and rank senior to all of the guarantors’ future subordinated debt.

The Old Notes are effectively subordinated to all of our and our restricted subsidiaries’ existing and future secured debt to the extent of the value of collateral securing each debt. The Old Notes are effectively subordinated to all existing and future liabilities, including trade payables, of any subsidiary that is not a guarantor. At this time, other than Morris Publishing’s subsidiary, Morris Publishing Finance, which is a co-issuer of the Old Notes and will be a co-issuer of the New Notes, we have no non-guarantor subsidiaries.
     term loan (or, if refinanced, to such refinanced debt) and any Working Capital Facility;

•   equal in right of payment with the Tranche B term loan, but if the Tranche B term loan is refinanced on or before 150 days after the consummation of the Restructuring with a new facility provided solely by a commercial bank unaffiliated with us, the New Notes would rank junior to this refinanced debt; and

•   senior in right of payment to any current and future subordinated obligations of Morris Publishing, Morris Publishing Finance and the Guarantors.

The New Notes and the Guarantees effectively will be senior to all existing and future unsecured obligations of Morris Publishing, Morris Publishing Finance and the Guarantors, including the Old Notes, to the extent of the value of the assets securing the New Notes. The New Notes effectively are subordinated to all existing and future liabilities, including trade payables, of any subsidiary that is not, or any future subsidiary that does not become, a Guarantor. At the time the New Notes are originally issued, other than Morris Publishing’s subsidiary, Morris Publishing Finance, which will be a co-issuer of the New Notes, we have no non-Guarantor subsidiaries.

See “Description of the New Notes — The Intercreditor Agreement and Subordination.”

Intercreditor Agreement	There was no intercreditor agreement with respect to the Old Notes.	The Trustee, the Tranche B term loan lender and the agent for the Tranche A term loan will enter into an intercreditor agreement in respect of the collateral securing all such obligations, as well as obligations related to the Tranche B term loan. This intercreditor agreement is referred to as the “Intercreditor Agreement.” The Intercreditor Agreement will include provisions relating to payment subordination, lien subordination, turnover obligations with respect to proceeds of collateral, restrictions on exercise of remedies, releases of collateral, restrictions on amendments to senior and junior lien documentation, bankruptcy related provisions and other intercreditor matters. The Intercreditor Agreement is designed to provide the lenders of any refinanced debt with the benefits of senior creditor status when we refinance the Tranche A term loan and, if applicable, the Tranche B term loan, with a commercial bank unaffiliated with us within 150 days of the consummation of the

Restructuring. If and when we enter into the Working Capital Facility, we expect that the Intercreditor Agreement will be amended to provide the lender of the Working Capital Facility with the benefits of senior creditor status. See “Description of the New Notes — The Intercreditor Agreement and Subordination.”

Mandatory Redemption with Excess Free Cash Flow	Not applicable.	Generally, free cash flow will be used, on a monthly basis, first to repay the Tranche A term loan (or the refinanced debt if the Tranche A term loan is refinanced either alone or in conjunction with a refinancing of the Tranche B term loan), and second to redeem the New Notes and to repay the Tranche B term loan on a pro rata basis, at 100% of their respective principal amounts, plus any accrued and unpaid interest to the date of payment. Such payments will not be required if and to the extent such payments would reduce the Company’s cash working capital balance below $7 million, unless the Company has established the Working Capital Facility. See “Description of the New Notes — Redemptions and Repurchases — Mandatory Redemption.”

If the Company establishes a Working Capital Facility, the cash working capital balance and any excess free cash flow generally will be used, on a monthly basis, to repay the Tranche A term loan, any refinanced debt and any Working Capital Facility, and then to redeem the New Notes and to repay the Tranche B term loan on a pro rata basis, at 100% of their respective principal amounts, plus any accrued and unpaid interest to the date of payment.

Repurchase upon a Change of Control	Subject to certain qualifications or exceptions, we are obligated to repurchase the Old Notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a change of control.	Subject to certain qualifications or exceptions, we will be obligated to repurchase the New Notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change of control. This repurchase obligation will be subordinate to repayment of the Tranche A term loan and, if applicable, the refinanced debt if the Tranche A term loan is refinanced either alone or in conjunction with a refinancing of the Tranche B term loan and the Working Capital Facility. See “Description of the New Notes — Redemptions and Repurchases — Repurchase upon a Change of Control.”

Optional Redemption	We may redeem some or all of the Old Notes at any time at a redemption price equal to approximately 102.3% of the aggregate principal amount of the Old Notes redeemed in the twelve-month period commencing on August 1, 2009, approximately 101.2% of the aggregate principal amount of the Old Notes redeemed in the twelve-month period commencing August 1, 2010 and 100% of the aggregate principal amount of the Old Notes redeemed thereafter, plus accrued and unpaid interest, if any, to the date of redemption.	We may redeem some or all of the New Notes at any time at a redemption price equal to 103% of the aggregate principal amount of the New Notes redeemed in the first year after issuance of the New Notes, 102% of the aggregate principal amount of the New Notes redeemed in the second year after issuance of the New Notes, 101% of the aggregate principal amount of the New Notes redeemed in the third year after issuance of the New Notes and 100% of the aggregate principal amount of the New Notes redeemed thereafter, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the New Notes — Redemptions and Repurchases — Optional Redemption.”

Repurchase upon Event of Loss	Not applicable.	If the proceeds from an event of loss are not reinvested as permitted in the New Notes Indenture, we will be required to use these proceeds first to prepay the Tranche A term loan or other senior debt. The Existing Credit Agreement does not permit us to reinvest proceeds from an event of loss and requires that these proceeds first be applied to reduce the balance of the Tranche A term loan. With any remaining proceeds, we will offer to repurchase New Notes and reduce the balance of the Tranche B term loan, on a pro rata basis, at 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See “Description of the New Notes — Redemptions and Repurchases — Repurchase upon Event of Loss.”

Repurchase upon Consummation of an Asset Sale	The Old Notes are subject to repurchase by us, at the option of holders of Old Notes, with any net cash proceeds arising from an asset sale that remain after prepaying our senior indebtedness or reinvesting in replacement assets as permitted by the Old Notes Indenture. Such proceeds are required to be applied on a pro rata basis to repay indebtedness that ranks pari passu with the Old Notes and redeem the Old Notes at a redemption price of 100% of the principal amount of the Old Notes being repurchased, plus accrued and unpaid interest to the date of repurchase.	The New Notes will be subject to repurchase by us, at the option of holders of New Notes, on a pro rata basis with the Tranche B term loan, with any net cash proceeds arising from an asset sale that remain after prepaying our senior indebtedness for a repurchase price, payable in cash, equal to 101% of their respective principal amounts plus accrued and unpaid interest to the repurchase date. See “Description of the New Notes — Redemptions and Repurchases — Repurchase upon Consummation of an Asset Sale.”

Covenants	The Old Notes Indenture currently restricts our ability and the ability of our restricted subsidiaries to, among other things:	Same as Old Notes, except that the New Notes Indenture contains certain additional covenants, including financial covenants. See “Description of the New Notes — Certain Covenants.”

• incur additional debt and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• create certain liens;

• enter into transactions with affiliates;

• limit the ability of restricted subsidiaries to make payments to us;

• merge, consolidate or sell substantially all of our assets;

• issue preferred stock of a restricted subsidiary;

• sell certain assets; and

• enter into new lines of business.

Upon the effectiveness of the Old Notes Indenture Amendment, however, we and our subsidiaries no longer will be subject to the above-described covenants, so the holders of Old Notes who do not tender no longer will enjoy the protection (and associated remedies) of such restrictions.

Governing Law	New York law.	Same as Old Notes.

Book-Entry Form	The Old Notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of DTC and registered in the name of a nominee of, DTC. Beneficial interests in any of the Old Notes are shown on, and transfers are effected only through, records maintained by DTC or its nominee, and any such interests may not be exchanged for certificated securities, except in limited circumstances.	Same as Old Notes.

Market Trading	The Old Notes are not listed for trading on any securities exchange.	The New Notes will not be listed for trading on any securities exchange.

The New Notes will be new securities for which there is currently no market. There can be no assurance that a liquid market for the New Notes will develop or be maintained.

Public Reporting	Under the Old Notes Indenture, we were required to file all regular periodic reports with the SEC as a voluntary filer.	Under the New Notes Indenture, we will be required to file all regular periodic reports with the SEC as a voluntary filer.
     For a description of certain considerations that should be taken into account in connection with the Exchange Offer, the Prepackaged Plan and an investment in the New Notes, see “Risk Factors” beginning on page 26.

RISK FACTORS
     Before you tender your Old Notes in the Exchange Offer or vote on the Prepackaged Plan, you should carefully consider the risks described below. You also should consider the other information contained in this Offering Memorandum and Disclosure Statement (including as exhibits hereto) and other information incorporated by reference herein.
Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan
If the minimum tender condition is not met for the Exchange Offer and we cannot implement the Exchange Offer, there nonetheless may be sufficient votes to accept the Prepackaged Plan to accomplish the Restructuring.
     The consummation of the Exchange Offer is conditioned upon, among other things, satisfaction of the minimum tender condition, which requires that at least 99% of the aggregate principal amount of outstanding Old Notes be validly tendered and not withdrawn in the Exchange Offer. If we are not able to complete the Exchange Offer because the minimum tender condition is not met or for any other reason, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, or the Prepackaged Plan is otherwise confirmed through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to any non-accepting impaired claims classes, as an alternative to the Exchange Offer we will seek confirmation of the Prepackaged Plan in a chapter 11 proceeding. To obtain confirmation of the Prepackaged Plan without invoking the “cram-down” provisions of the Bankruptcy Code, each class of claims or equity interests that is impaired must vote to accept the Prepackaged Plan.
     An impaired class of claims (such as holders of the Old Notes) is deemed to accept the Prepackaged Plan if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast Ballots vote to accept the Prepackaged Plan. If the Prepackaged Plan is confirmed by the Bankruptcy Court, it will bind all holders of claims against, and equity interests in, the Company regardless of whether they voted for or against the Prepackaged Plan and regardless of whether they voted at all on the Prepackaged Plan.
     Therefore, assuming the Prepackaged Plan satisfies the other requirements of the Bankruptcy Code, a significantly smaller number of claim holders can bind other claim holders to the terms of the Prepackaged Plan than are required to effect the Exchange Offer and the other transactions contemplated by the Exchange Offer.
     The confirmation and effectiveness of the Prepackaged Plan are subject to certain conditions that may not be satisfied and are different from those under the Exchange Offer. We cannot assure you that all requirements for confirmation and effectiveness of the Prepackaged Plan will be satisfied or that the Bankruptcy Court will conclude that the requirements for confirmation and effectiveness of the Prepackaged Plan have been satisfied.
If the Exchange Offer is not consummated, but we receive sufficient votes to confirm the Prepackaged Plan, holders of Old Notes that did not vote to accept the Prepackaged Plan nevertheless will receive New Notes on account of their Old Notes, and the outstanding Old Notes will be cancelled.
     If we effectuate the Restructuring in the Bankruptcy Court through the Prepackaged Plan, all holders of Old Notes will receive the same treatment as each other and will be bound by the terms of the Prepackaged Plan whether or not they vote to accept the Prepackaged Plan. Under the Prepackaged Plan, holders of Old Notes will receive the New Notes. If the Prepackaged Plan is approved by the Bankruptcy Court, holders of Old Notes that did not vote to accept the Prepackaged Plan nevertheless will receive New Notes on account of their Old Notes, which will be cancelled.

If neither the Exchange Offer nor the Prepackaged Plan is consummated, we likely would need to seek relief under the Bankruptcy Code without the benefit of having a plan of reorganization pre-approved by our creditors. If we seek bankruptcy relief under these circumstances, holders of Old Notes may receive consideration that is substantially less than the consideration available through the Exchange Offer or the Prepackaged Plan.
     We believe that restructuring through the Exchange Offer or the Prepackaged Plan is critical to an efficient restructuring. If we do not consummate the Exchange Offer or the Prepackaged Plan, we likely will need to seek relief under the Bankruptcy Code without the benefit of a plan of reorganization that has been pre-approved by our creditors.
     We believe that seeking relief under the Bankruptcy Code other than in connection with the Prepackaged Plan could materially and adversely affect the relationships between us and our existing and potential readers, advertisers, employees, vendors, suppliers, and other stakeholders and subject us to other direct and indirect adverse consequences. For example:
•	reputational damage could cause subscribers and advertisers to move to our competitors or to alternative media sources;

•	such a bankruptcy filing could erode our customers’ confidence in our ability to produce and deliver our publications and, as a result, there could be a significant and precipitous decline in our revenues, profitability and cash flow;

•	it may become more difficult to retain, attract or replace key employees;

•	we could be forced to operate in bankruptcy for an extended period of time while we try to develop a confirmable reorganization plan;

•	our trade creditors and other partners could seek to terminate their relationships with us, require financial assurances or enhanced performance, or refuse to provide credit on the same terms as they provided prior to the reorganization case;

•	we may not be able to obtain debtor-in-possession financing or use of cash collateral to sustain operations during the chapter 11 cases; and

•	if we were not able to confirm and implement a plan of reorganization, or if sufficient postpetition financing were not available, we may be forced to liquidate under chapter 7 of the Bankruptcy Code.
     Any distributions that you might receive in respect of your Old Notes under a liquidation or under a protracted reorganization case or cases under the Bankruptcy Code other than in connection with the Prepackaged Plan likely would be substantially delayed, and the value of any potential recovery likely would be adversely impacted by such delay.
     Furthermore, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or other insolvency proceeding, other than in connection with the Prepackaged Plan, there can be no assurance as to the value, if any, that would be available to holders of Old Notes. The Old Notes are unsecured obligations and rank junior to our secured obligations, including those under our Existing Credit Agreement. Accordingly, upon any distribution to our creditors in any foreclosure, dissolution, winding-up, liquidation or reorganization, or other insolvency proceeding relating to us or our property, other than in connection with the Prepackaged Plan, the holders of our indebtedness under our existing credit facility would be entitled to be paid in full before any payment could be made with respect to the Old Notes. If you do not tender your Old Notes, or if you vote to reject the Prepackaged Plan, you may receive less value for the Old Notes in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or other insolvency proceeding, other than in connection with the Prepackaged Plan, than you would receive under the Exchange Offer or the Prepackaged Plan.

If the Restructuring is not consummated in a timely manner, an event of default under our Existing Credit Agreement would occur, which could result in the acceleration of our obligations thereunder and have other adverse consequences.
     If the Restructuring is not consummated on or before May 15, 2010, or if the administrative agent for our Tranche A term loan determines that we are not making adequate progress in consummating the Restructuring in this time frame and on the other terms set forth in our Existing Credit Agreement, an event of default under our Existing Credit Agreement would occur. Upon an event of default under our Existing Credit Agreement, the lenders under our Existing Credit Agreement could immediately terminate their commitments to continue our term loans and/or declare the amounts that we owe under the Existing Credit Agreement to be immediately due and payable. If this were to occur, we would face an immediate liquidity crisis, and we likely would need to file for bankruptcy without the benefit of an agreed Prepackaged Plan. See “— Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan.” An event of default under our Existing Credit Agreement also may trigger adverse consequences in connection with other of our agreements.
Risks Related to Consummation of the Exchange Offer
Even if we desired to waive, and our creditors permitted us to waive, the minimum tender condition, we may be unable to consummate the Exchange Offer because we may not have sufficient liquidity to meet our immediate obligations under the Old Notes with more than 1% of the Old Notes outstanding.
     Pursuant to the Support Agreement, the Exchange Offer is subject to a minimum tender condition, which requires that at least 99% of the aggregate principal amount of outstanding Old Notes be validly tendered and not withdrawn in the Exchange Offer. Pursuant to the Existing Credit Agreement, we may not waive any term of the Support Agreement without obtaining the prior written consent of the administrative agent under the Existing Credit Agreement. Even if we desired to waive, and our creditors permitted us to waive, the minimum tender condition, we may not be able to consummate the Exchange Offer because we may not have sufficient liquidity to meet our immediate obligations under the Old Notes if more than 1% of the Old Notes were to remain outstanding.
If we are forced to file for bankruptcy protection after the consummation of the Exchange Offer because our business deteriorates quickly, our financial results are not as good as we expect, or for any other reason, a court could deem the issuance of the New Notes or the Guarantees a fraudulent conveyance and void all or a portion of the obligations represented by the New Notes or the Guarantees.
     In a bankruptcy proceeding, a trustee, debtor in possession, or someone else acting on behalf of the bankruptcy estate may seek to recover transfers made or avoid obligations incurred prior to the bankruptcy proceeding on the basis that such transfers and obligations constituted fraudulent conveyances. Fraudulent conveyances are generally defined to include transfers made or obligations incurred for inadequate consideration when the debtor was insolvent, inadequately capitalized or in similar financial distress, or transfers made or obligations incurred with the intent of hindering, delaying or defrauding current or future creditors. A trustee or such other parties may recover such transfers and avoid such obligations made within two years prior to the commencement of a bankruptcy proceeding. Furthermore, under certain circumstances, creditors may recover transfers or avoid obligations under state fraudulent conveyance laws, within the applicable limitations period, which may be longer than two years, even if the debtor is not in bankruptcy. In bankruptcy, a representative of the estate also may assert such state law claims.
     The New Notes or the Guarantees could be avoided, or claims in respect of the New Notes or Guarantees could be subordinated to all of our or the applicable Guarantor’s other debts, if we or the applicable Guarantor at the time of incurring the indebtedness evidenced by the New Notes or its Guarantee:
•	received less than reasonably equivalent value or fair consideration for the issuance of the New Notes or the incurrence of the Guarantee and was insolvent or rendered insolvent by reason of such issuance or incurrence;

•	was engaged in a business or transaction for which our or the applicable Guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.
     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
     If we were to file for bankruptcy protection after consummation of the Exchange Offer, we cannot assure you as to what standard a court would apply in determining whether we or a Guarantor would be considered to be insolvent. If a court determined that we or a Guarantor was insolvent after giving effect to the issuance of the New Notes or the applicable Guarantee, it could avoid all or a portion of the obligations under the New Notes or the applicable Guarantee or the second lien on assets granted in connection therewith and require you to return any payments received from us or the applicable Guarantor. In addition, under such circumstances, the value of any consideration holders received with respect to the New Notes, including upon foreclosure of the collateral, also could be subject to recovery from such holders and possibly from subsequent transferees, or holders might be returned to the same position they held as holders of the Old Notes. If the second lien on assets were avoided and the issuance of New Notes and/or Guarantees were not avoided, holders of New Notes would be unsecured creditors with claims that ranked pari passu with all other unsecured creditors of the applicable obligor, including trade creditors, except that the claims under the New Notes would be for a lower principal amount than the prior claim under the Old Notes.
Risks to Holders of New Notes
     The following risks specifically apply only to holders of New Notes issued in the Exchange Offer or pursuant to the Prepackaged Plan and should be considered, along with the other risk factors, by eligible holders. There are additional risks attendant to being an investor in our debt securities that you should review, whether or not you elect to tender your Old Notes. These risks are described elsewhere in this “Risk Factors” section under the heading “— Risks Related to Our Business and Industry,” “— Risks Relating to our Ownership and Management Structure” and “— Risks Relating to Legal Proceedings.”
Even if we successfully consummate the Restructuring, our indebtedness and other obligations will continue to be significant. If the current economic environment does not improve, we may not be able to generate sufficient cash flow from operations to satisfy our obligations as they come due, and, as a result, we would need additional funding, which may be difficult to obtain.
     Even if we successfully consummate the Restructuring, we will continue to have a significant amount of indebtedness and other obligations that are likely to have several important consequences to our business. For example, our indebtedness and other obligations could:
•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness and other obligations, which would reduce the funds available to fund working capital, capital expenditures and other general corporate purposes in running our businesses;

•	make it more difficult for us to satisfy our obligations;

•	limit our ability to withstand competitive pressures;

•	make us more vulnerable to any continuing downturn in general economic conditions and adverse developments in our industry and business; and

•	reduce our flexibility in responding to changing business and economic conditions.
     If we are unable to return to sustained profitability as a result of the Restructuring, and/or if current economic conditions do not improve in the foreseeable future, we may not be able to generate sufficient cash flow from operations in the future to allow us to service our debt (including the New Notes, any remaining Old Notes, our debt under the Existing Credit Agreement and any other debt we may incur, such as the Working Capital Facility), pay our other obligations as required and make necessary capital expenditures, in which case we likely would need to dispose of additional assets and/or minimize capital expenditures and/or try to raise additional financing. If these alternatives are not available in a timely manner or on satisfactory terms or are not permitted under our existing agreements, we may default on our debt obligations. Such a default could result in the acceleration of all our debts or have other serious adverse consequences for the holders of the New Notes.
Even if we successfully consummate the Restructuring, inadequate liquidity could materially adversely affect our future business operations.
     Even if the Exchange Offer is consummated successfully, we will require significant additional funding during 2010 and beyond to manage and operate our businesses. Given the current business environment, our liquidity needs could be significantly higher than we currently anticipate. Our ability to maintain adequate liquidity through 2010 and beyond, following consummation of the Exchange Offer, will depend on our ability to enter into the Working Capital Facility, refinance our Tranche A term loan, successfully operate our business, continue to curtail operating expenses and capital spending, and, potentially, complete various asset sales. Our forecasted liquidity needs are highly sensitive to changes in each of these and other factors.
     Even if we successfully consummate the Exchange Offer, implement our business restructuring strategy, obtain sufficient financing from third-party sources to continue operations, and successfully operate our businesses, we may be required to execute asset sales or other capital-generating actions over and above our normal finance activities and cut back or eliminate other programs that are important to the future success of our businesses.
     The terms of the New Notes Indenture will require us to use our cash flow from operations to repay our indebtedness, subject to our ability to maintain a relatively small amount of cash ($7 million) if we do not have a Working Capital Facility of up to $10 million. If we incur losses from operations, we may not have sufficient liquidity to continue our business.
The effective exchange ratios for the Exchange Offer will not reflect any independent valuation of the Old Notes or the New Notes.
     We have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the effective exchange ratio or the relative values of the Old Notes or the New Notes. If you tender your Old Notes, you may or may not receive as much value as you would if you choose to keep them.
The New Notes Indenture and our Existing Credit Agreement contain restrictions that limit our flexibility in operating our business.
     The New Notes Indenture and our Existing Credit Agreement contain various covenants that limit our ability to engage in specified types of transactions. Subject to the limitations and exceptions set forth in the New Notes Indenture and our Existing Credit Agreement, these covenants restrict our ability to, among other things:
•	incur liens, other than customary permitted liens;

•	incur indebtedness, other than customary permitted indebtedness;

•	make material modifications or amendments to affiliate agreements or other agreements;

•	engage in affiliate transactions;

•	engage in certain specified investments;

•	engage in mergers, dispositions, asset sales and other fundamental changes;

•	engage in equity pledges;

•	incur capital expenditures in excess of $10 million in the aggregate during any calendar year;

•	reduce the amount of cash on hand plus availability under a Working Capital Facility, if applicable, below $2 million;

•	take any actions that could cause us to violate any financial covenants;

•	change the nature of our business; and

•	make certain restricted payments.
     A breach of any of these covenants, or any other covenant in the New Notes Indenture, could result in a default under the New Notes Indenture or our Existing Credit Agreement. In addition, any debt agreements we enter into in the future (including the Working Capital Facility) may further limit our ability to enter into certain types of transactions.
     Our ability to comply with these covenants is partly dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under the New Notes Indenture or our Existing Credit Agreement, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt. Any future credit agreement we enter into may contain similar or even more restrictive covenants.
The New Notes provide for paid-in-kind interest.
     A portion of the interest on the New Notes will be paid as paid-in-kind interest, which is interest added to the principal and not paid in cash. In such circumstances, holders of New Notes only will receive cash value for such interest at maturity or upon a redemption or repurchase of the New Notes, in accordance with the terms of the New Notes Indenture.
We do not expect to have the funds necessary to repay the New Notes at maturity.
We do not expect to have access to sufficient funds to repay the New Notes at maturity. Absent significant improvements in our business, we will require third-party financing to repay the New Notes at maturity. Our ability to obtain third-party financing may be dependent upon an improvement in credit markets in general, and specifically an improvement in the availability of financing to the newspaper industry. We cannot assure you that we will be able to obtain that financing.
We may not have the funds necessary to redeem or repurchase the New Notes upon a change in control or in certain other circumstances, as required by the New Notes Indenture.
The New Notes Indenture requires us to offer to redeem or repurchase the New Notes upon the occurrence of a change in control and in certain other circumstances on the terms set forth in the New Notes Indenture. If we do not have or have access to sufficient funds to redeem or repurchase the New Notes, then we would not be able to redeem or repurchase your New Notes when required to do so. We likely would require third-party financing to be able to redeem or repurchase your New Notes in these circumstances. Our ability to obtain third-party financing may be dependent upon an improvement in credit markets in general, and specifically an improvement in the availability of financing to the newspaper industry. We cannot assure you that we will be able to obtain that financing.

The value of the collateral securing the New Notes may be insufficient to provide for payment in full of the New Notes.
     No appraisal of the value of the collateral has been made in connection with the Exchange Offer by us or any other party retained by us. The value of the collateral in the event of enforcement against the collateral or our liquidation will depend on market and economic conditions, the availability of buyers and other factors. The value of the collateral securing the New Notes may be insufficient to satisfy the claims of the holders thereof. Such value may be materially diminished or impaired by any bankruptcy, reorganization or other proceedings involving us or any of our subsidiaries or by the regulatory consequences thereof or by any of the other matters discussed in these risk factors, as well as factors beyond our control and the control of our creditors.
     By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. Some of the collateral may have no significant independent value apart from the other pledged assets. The value of the assets pledged as collateral for the New Notes could be impaired in the future as a result of changing economic conditions, competition or other future trends or uncertainties. In addition, the New Notes Indenture and related security documents will provide only limited covenant protections with respect to the collateral, and may not protect you against actions that could be taken by us that could impair the value of the collateral or the value of the subsidiaries whose stock is pledged to secure the New Notes.
     The liens securing the New Notes and the Guarantees will be junior to the existing liens on such assets granted to certain of the creditors under the Existing Credit Agreement. The parties holding liens with higher priority than the liens securing the New Notes could proceed against the collateral subject to their respective liens. In that event, any proceeds received upon a realization of the collateral would be applied to amounts due to such creditors before any proceeds would be available to make payments on the New Notes. The value of the collateral may not be sufficient to repay the holders of the New Notes in addition to the other applicable lien holders. We cannot assure you that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts outstanding under the New Notes and other obligations secured by the same collateral, after payment in full of all obligations secured by higher-priority liens on the collateral.
Your right to receive payments on the New Notes is junior to our current and future senior indebtedness and the current and future senior indebtedness of the Guarantors.
     The New Notes will be subordinated in right of payment to the prior payment in full of our and the Guarantors’ respective current and future senior indebtedness, including the Tranche A term loan under our Existing Credit Agreement and any refinanced debt if the Tranche A term loan is refinanced within 150 days of the consummation of the Restructuring with a new facility provided solely by a commercial bank unaffiliated with us, either alone or in conjunction with a refinancing of the Tranche B term loan. As a result of the subordination provisions set forth in the New Notes Indenture and the Intercreditor Agreement, in the event of the bankruptcy, liquidation or dissolution of us or any Guarantor, our assets or the assets of the applicable Guarantor would be available to pay obligations under the New Notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable Guarantor. Sufficient assets may not remain after all of these payments have been made to make any payments on the New Notes and our other senior subordinated obligations, including payments of interest when due. In addition, all payments on the New Notes (other than interest payments that are paid in-kind) and the subsidiary Guarantees will be prohibited in the event of a payment default on our Existing Credit Agreement, and may be prohibited in any future senior indebtedness.
The New Notes and the Guarantees are effectively subordinated to all of our and our Guarantors’ secured indebtedness and all indebtedness of any non-Guarantor subsidiaries.
     The New Notes and the Guarantees are secured by a second lien on substantially all of our assets and the assets of our Guarantors. Certain of the lenders under our Existing Credit Agreement are secured by a first lien on substantially all of our and our subsidiaries’ assets and by a pledge of the stock of all of the Guarantors. If we or any of the Guarantors declare bankruptcy, liquidate or dissolve, or if payment under the Existing Credit Agreement or any of our other secured indebtedness is accelerated, our secured Tranche A term loan lender is entitled to exercise the remedies available to a secured lender under applicable law and have a claim on those assets before the holders of the New Notes. As a result, the New Notes are effectively subordinated to our and our subsidiaries’ senior secured indebtedness to the extent of the value of the assets securing that indebtedness, and the holders of the New Notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of November 30, 2009, we had $137.4 million of secured indebtedness outstanding under our Existing Credit Agreement.
     Some of our future subsidiaries may not be Guarantors on the New Notes, and some of our existing subsidiaries may be released from their Guarantees upon becoming an unrestricted subsidiary in the manner provided in the New Notes Indenture. Payments on the New Notes are only required to be made by us and, to the extent we default, by the Guarantors. As a result, no payments are required to be made from assets of subsidiaries which do not guarantee the New Notes. The New Notes are structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the New Notes. In the event of a bankruptcy, liquidation or dissolution of any non-Guarantor subsidiary, holders of its indebtedness, its trade creditors and holders of its preferred equity generally are entitled to payment on their claims from assets of that subsidiary before any assets are made available for distribution to us. However, under some circumstances, the terms of the New Notes permit our non-Guarantor subsidiaries to incur additional specified indebtedness. Upon the original issuance of the New Notes, other than Morris Publishing’s subsidiary Morris Publishing Finance, which will be a co-issuer of the New Notes, we will have no non-Guarantor subsidiaries.
     The Guarantors do not prepare or file separate financial statements, and our financial statements do not include condensed consolidating financial information for the Guarantors.
     Separate financial statements of the Guarantors or condensed consolidating information of Morris Publishing and Morris Finance (which, together, we refer to as the “Issuers”) and the Guarantors are not available and are not included in this Offering Memorandum and Disclosure Statement. The Issuers have not included either separate financial statements or footnotes with condensed consolidating financial information for the Guarantors as may be required under SEC rules. We are currently evaluating whether the SEC rules require the Issuers to include such financial information with respect to the Guarantors in the consolidated financial statements, and if so, what are the appropriate remedies for the Issuers to take with respect to past and future financial statements.
     If we conclude that we need to file additional financial information with respect to the Guarantors, then we will incur additional costs related to the preparation and filing of such financial statements. In addition, since both our Old Notes Indenture and New Notes Indenture require us to provide financial statements in conformity with those required by SEC rules, the lack of any required information would be a technical default in either indenture until cured.
Rights of holders of New Notes in the collateral may be adversely affected by the failure to perfect security interests in the collateral.
     Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by or on behalf of the secured party. The liens on the collateral securing the New Notes may not be fully perfected with respect to the claims of the New Notes if the subordinated lien collateral agent is not able to or does not take the actions required to fully perfect any of such liens. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest be perfected at the time such property and rights are acquired and identified. There can be no assurance that the subordinated lien collateral agent will monitor the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The subordinated lien collateral agent has no obligation to monitor the acquisition of additional property or rights that constitute collateral or perfect any security interest. A failure to take these actions may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the New Notes against third parties. To the extent that the security interests created by the security documents with respect to any collateral are not perfected, the subordinated lien collateral agent’s rights will be equal to the rights of general unsecured creditors in the event of a bankruptcy.
The collateral securing the New Notes is subject to casualty risks.

     We will be obligated to maintain insurance pursuant to the terms of the New Notes Indenture. However, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part, or against which we may not obtain adequate insurance. As a result, it is possible that insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our secured obligations, including the New Notes.
The New Notes are new issues of securities, and an active trading market for the New Notes may not develop.
     The New Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or automated dealer quotation system. If any of the New Notes are traded after their initial issuance, they may trade at a discount from their initial issue price or principal amount. The liquidity of any market for the New Notes will depend upon various factors, including:
•	the number of holders of the New Notes;

•	the overall market for similar securities;

•	prevailing interest rates;

•	our financial condition, performance or prospects;

•	the prospects for companies in our industry generally; and

•	general economic conditions.
     Accordingly, we cannot assure you that a trading market or liquidity will develop for the New Notes. Any decline in trading prices, regardless of the cause, may adversely affect the trading markets, if any, and liquidity for the New Notes.
     Historically, the trading market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. We cannot assure you that the trading market for the New Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the New Notes.
The exchange of Old Notes for New Notes pursuant to the Exchange Offer or the Prepackaged Plan, and the cancellation of certain indebtedness will result in cancellation of indebtedness income to us.
     We expect that a substantial amount of cancellation of indebtedness income will be recognized for U.S. federal income tax purposes as a result of the consummation of the Exchange Offer or the Prepackaged Plan — in an amount equal to the excess of the amount of indebtedness (including any accrued interest previously deducted) on the Old Notes discharged over the aggregate issue price of the New Notes. We refer to this cancellation of indebtedness income as the “COD Income.”
     The Company is not itself a taxpaying entity for U.S. federal income tax purposes, but rather is classified as a disregarded entity of its indirect parent, Shivers Trading & Operating Company, referred to as “Shivers,” through Shivers’ wholly owned subsidiary, MPG Newspaper Holdings, LLC (also a disregarded entity of Shivers and referred to as “MPG Holdings”). Shivers is a member of a consolidated group for U.S. federal income tax purposes, the parent of which is Questo, Inc., referred to as “Questo.”
     Pursuant to a tax sharing agreement, which we refer to as the “Tax Sharing Agreement,” among Shivers, the Company, MPG Holdings, Morris Communications and Questo, the Company may have an obligation to pay to other members of its consolidated group its hypothetical federal income tax liability, calculated on a stand-alone basis, as if the Company were an independent C corporation for U.S. federal income tax purposes; Questo has an obligation to indemnify the Company for any tax liability of Questo or any affiliate (other than the Company) that may be asserted against the Company. Consequently, the anticipated COD Income could cause the Company to have a liability to Questo pursuant to the Tax Sharing Agreement. The discussion below considers this potential liability in terms of the “tax consequences” to the Company as a result of the COD Income, as determined for purposes of the Tax Sharing Agreement.
     Any COD Income to the Company (for purposes of the Tax Sharing Agreement) would be excluded from the Company’s taxable income if the discharge of indebtedness either (i) occurs while the Company is insolvent (but only to the extent of such insolvency), or (ii) occurs pursuant to the Prepackaged Plan. Insolvency for this purpose is measured immediately before the debt cancellation and equals the excess of the Company’s liabilities over the fair market value of the Company’s assets. Any COD Income not excluded under the foregoing exclusions could be offset to the extent of any available net operating losses, which we refer to as the “NOLs” for the current year or carried forward from prior years of the Company. Alternatively, pursuant to the American Recovery and Reinvestment Act of 2009, the Company could elect to defer the inclusion of any portion of the COD Income, with the portion so deferred becoming includible in income ratably over a five-taxable year period beginning in 2014, at which time such income generally could be offset by any then-existing tax attributes (to the extent of applicable limitations).
     Thus, under the rules described above, the Company should not have any tax liability pursuant to the Tax Sharing Agreement as a result of the COD Income if the Prepackaged Plan is consummated, and, if instead the Exchange Offer is consummated, only should have liability under the Tax Sharing Agreement as a result of the COD Income if (i) the total amount of COD Income recognized exceeds the insolvency of the Company, and (ii) the Company does not have sufficient available NOLs to offset such excess.
     In addition, the Company will be required to reduce certain of its “tax attributes” (again, as determined for purposes of applying the Tax Sharing Agreement) to the extent COD Income is excluded from the Company’s taxable income under either of the exclusions described above. The tax attributes subject to reduction, which we refer to as the “Attributes,” include Company NOLs, capital losses and certain tax credits (in each case, whether current or carryforward), as well as the Company’s tax basis in its assets, but only to the extent the Company’s aggregate tax basis in its assets exceeds the Company’s total remaining liabilities measured after the event of debt cancellation. Attribute reduction occurs after, and consequently does not impact, the determination of the Company’s tax liability for the year in which the COD Income is realized.
Holders of New Notes may incur tax liabilities prior to receiving interest payments.
     The New Notes will be treated as issued with original issue discount (or “OID”) for U.S. federal income tax purposes, and, accordingly, U.S. Holders will be subject to special rules relating to the accrual of such OID and its inclusion in income. U.S. Holders generally must include OID in income for U.S. federal income tax purposes as it accrues regardless of such holder’s regular accounting method. As a result, U.S. Holders will be required to include OID in income in advance of the receipt of cash attributable to such income. Generally, the amount of OID includes any interest paid-in kind, and may also include the amount (if any) by which the stated principal amount of the New Notes exceeds the fair market value of the New Notes (or the Old Notes) at the time of the consummation of the Exchange Offer or the Prepackaged Plan. Due to the potential variation in interest payable under the terms of the New Notes, the amount and timing of OID accrual will generally be determined based upon a projected payment schedule prepared by us (solely for U.S. federal income tax purposes) in accordance with applicable regulations. See “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders — U.S. Federal Income Tax Consequences of the New Notes.”
We may not be able to refinance our Tranche A term loan or enter into a Working Capital Facility on satisfactory terms or at all, and other alternative borrowing options may not be available to us.
     If the Restructuring is consummated, the Tranche A term loan will mature 150 days after the consummation of the Restructuring, and the Support Agreement requires us to refinance the Tranche A term loan within this time period. We may be unable to enter into a new facility on satisfactory terms or not at all. If we fail to refinance the Tranche A term loan and cannot repay the Tranche A term loan at maturity, this would constitute an event of default under the Existing Credit Agreement.
     Following the consummation of the Exchange Offer, we will endeavor to enter into the Working Capital Facility. We may not be able to enter into such a facility on satisfactory terms or at all, and other alternative borrowing options may not be available to us. If we are unable to enter into the Working Capital Facility on satisfactory terms, our ability to respond to changes in business and economic conditions may be significantly restricted, and we may be prevented from engaging in transactions or developing business opportunities that otherwise might be beneficial to us.
Risks Related to Consummation of the Prepackaged Plan
The Prepackaged Plan may have a material adverse effect on our operations.
     The solicitation of acceptances of the Prepackaged Plan and any subsequent commencement of chapter 11 cases could adversely affect the relationships between us and our customers, employees, partners and others. There is a risk, due to uncertainty about our future, that:
•	subscribers and advertisers could move to alternative media sources;

•	our customers’ confidence in our ability to produce and deliver our publications could erode, resulting in a significant decline in our revenues, profitability and cash flow;

•	it may become more difficult to retain, attract or replace key employees;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	our suppliers, vendors, and service providers could terminate their relationship with us or require financial assurances or enhanced performance.
     In addition, these factors could adversely affect our ability to obtain confirmation of the Prepackaged Plan. See “— The Bankruptcy Court may not confirm the Prepackaged Plan or may require us to re-solicit votes with respect to the Prepackaged Plan.”
Our business may be negatively affected if we are unable to assume our executory contracts.
     The Prepackaged Plan provides for the assumption of all executory contracts and unexpired leases. Our intention is to preserve as much of the benefit of our existing contracts and leases as possible. However, some limited classes of executory contracts may not be assumed in this way, including licenses with respect to patents, trademarks, copyrights, or other intellectual property. In these cases, we would need to obtain the consent of the counterparty to maintain the benefit of the contract. There is no guaranty that such consent either would be forthcoming or that conditions would not be attached to any such consent that make assuming the contracts unattractive. We then would be required to either forego the benefits offered by such contracts or to find alternative arrangements to replace them.
We may not be successful in obtaining first day orders to permit us to pay our key suppliers in the ordinary course of business.
     We have tried to address potential concerns of our key customers, vendors, employees, and other key parties in interest that might arise from the filing of the Prepackaged Plan through a variety of provisions incorporated into or contemplated by the Prepackaged Plan, including our intention to seek appropriate court orders to permit us to pay our accounts payable to key parties in interest in the ordinary course and, in the case of those key vendors who have agreed to continue to extend business terms to us during and after our bankruptcy proceeding, to provide for the payments of prepetition accounts payable. However, there can be no guarantee that we will be successful in obtaining the necessary approvals of the Bankruptcy Court for such arrangements or for every party in interest we may seek to treat in this manner, and, as a result, our business might suffer.

The Bankruptcy Court may not confirm the Prepackaged Plan or may require us to re-solicit votes with respect to the Prepackaged Plan.
     We cannot assure you that the Prepackaged Plan, if filed, will be confirmed by the Bankruptcy Court. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the Bankruptcy Court that the plan of reorganization is “feasible,” that all claims and interests have been classified in compliance with the provisions of section 1122 of the Bankruptcy Code, and that, under the plan of reorganization, each holder of a claim or interest within each impaired class either accepts the plan of reorganization or receives or retains cash or property of a value, as of the date the plan of reorganization becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. See “The Prepackaged Plan — Confirmation of the Prepackaged Plan.” There can be no assurance that the Bankruptcy Court will conclude that the feasibility test and other requirements of section 1129 of the Bankruptcy Code have been met with respect to the Prepackaged Plan.
     If the Prepackaged Plan is filed, there can be no assurance that modifications to such plan would not be required for confirmation, or that such modifications would not require a resolicitation of votes on the Prepackaged Plan.
     Moreover, the Bankruptcy Court could determine that our disclosures made in this document are inadequate and that the votes in favor of the Prepackaged Plan do not count. We then would be required to re-commence the solicitation process, which would include re-filing a plan of reorganization and disclosure statement. Typically, this process involves a 60 to 90 day period and includes a court hearing for the required approval of a disclosure statement, followed (after bankruptcy court approval) by another solicitation of claim and, if applicable, interest holder votes for the plan of reorganization, followed by a confirmation hearing for the Bankruptcy Court to determine whether the requirements for confirmation have been satisfied, including the requisite claim and, if applicable, interest holder acceptances.
     If the Prepackaged Plan is not confirmed, our reorganization cases may be converted into cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of claims and interests and our liquidation analysis are set forth under “The Prepackaged Plan — Liquidation Analysis.” We believe that liquidation under chapter 7 of the Bankruptcy Code would result in:
•	smaller distributions being made to creditors than those provided for in the Prepackaged Plan because of:
•	the likelihood that our assets would need to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•	additional administrative expenses involved in the appointment of a trustee; and

•	additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations; and
•	no distributions being made to holders of our general unsecured claims or our equity.
     If (1) our reorganization cases were dismissed or converted into cases under chapter 7 of the Bankruptcy Code, or if we filed a motion or other pleading with the Bankruptcy Court seeking the dismissal or conversion of the Prepackaged Plan proceeding, or (2) if the Bankruptcy Court (a) grants relief that is materially inconsistent with the Support Agreement or the Prepackaged Plan in any respect or (b) enters an order confirming any plan of reorganization other than the Prepackaged Plan, then the Requisite Holders would have the right to terminate the Support Agreement.

If we commence chapter 11 bankruptcy proceedings, other parties in interest might be permitted to propose alternative plans of reorganization that may be less favorable to certain of our constituencies than the Prepackaged Plan.
     If we commence chapter 11 bankruptcy proceedings to confirm the Prepackaged Plan or any other chapter 11 bankruptcy proceeding, other parties in interest could seek authority from the Bankruptcy Court to propose an alternative plan of reorganization. Under the Bankruptcy Code, a debtor-in-possession initially has the exclusive right to propose and solicit acceptances of a plan of reorganization. However, such exclusivity period can be reduced or terminated upon order of the Bankruptcy Court. If such an order were to be entered, other parties in interest would then have the opportunity to propose alternative plans of reorganization.
     If other parties in interest were to propose an alternative plan of reorganization following expiration or termination of our exclusivity period, such a plan may be less favorable to existing equity interest holders (i.e., MPG Holdings, our parent, which is indirectly owned by the Morris family) and may seek to exclude these holders from retaining any equity under their plan. Alternative plans of reorganization also may treat less favorably the claims of a number of other constituencies, including our noteholders, our employees, our trading partners and customers. We consider maintaining relationships with our noteholders, employees, customers and trading partners as critical to maintaining the value of our business as we restructure, and have sought to treat those constituencies accordingly. However, proponents of alternative plans of reorganization may not share our assessment and may seek to impair the claims of such constituencies to a greater degree. If there were competing plans of reorganization, our reorganization cases likely would become longer, more complicated and much more expensive. If this were to occur, or if our employees or other constituencies important to our business reacted adversely to an alternative plan of reorganization, the adverse consequences discussed in the first risk factor in this section discussing risks related to the Prepackaged Plan also could occur.
The Bankruptcy Court may disagree with our classification of claims and interests.
     Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim is substantially similar to the other claims or interests of such class. Although we believe that the classification of claims and interests under the Prepackaged Plan complies with the requirements set forth in the Bankruptcy Code, once chapter 11 cases have been commenced, a claim or interest holder could challenge the classification. In such event, the cost of the Prepackaged Plan and the time needed to confirm the Prepackaged Plan may increase, and we cannot assure you that the Bankruptcy Court will agree with our classification of claims and interests. If the Bankruptcy Court concludes that the classification of claims and interests under the Prepackaged Plan does not comply with the requirements of the Bankruptcy Code, we may need to modify the Prepackaged Plan. Such modification could require a resolicitation of votes on the Prepackaged Plan. The Prepackaged Plan may not be confirmed if the Bankruptcy Court determines that our classification of claims and interests was not appropriate.
The Bankruptcy Court may find the solicitation of acceptances inadequate.
     Usually, votes to accept or reject a plan of reorganization are solicited after the filing of a petition commencing a chapter 11 case. Nevertheless, a debtor may solicit votes prior to the commencement of a chapter 11 case in accordance with section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 30l8(b). The Federal Rules of Bankruptcy Procedure are referred to as the “Bankruptcy Rules.” Section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) require that:
•	the plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote;

•	the time prescribed for voting is not unreasonably short; and

•	the solicitation of votes is in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.

     Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the plan of reorganization. With regard to solicitation of votes prior to the commencement of bankruptcy cases, if the Bankruptcy Court concludes that the requirements of Bankruptcy Rule 3018(b) have not been met, then the Bankruptcy Court could deem such votes invalid, whereupon the Prepackaged Plan could not be confirmed without a resolicitation of votes to accept or reject the Prepackaged Plan. While we believe that the requirements of section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018 will be met, there can be no assurance that the Bankruptcy Court will reach the same conclusion.
Even if all classes of claims that are entitled to vote accept the Prepackaged Plan, we may fail to meet all conditions precedent to effectiveness of the Prepackaged Plan, and the Prepackaged Plan may not become effective.
     Although we believe that the effective date of the Prepackaged Plan would occur very shortly after confirmation of the Prepackaged Plan, there can be no assurance as to such timing.
     The confirmation and effectiveness of the Prepackaged Plan are subject to certain conditions that may or may not be satisfied. We cannot assure you that all requirements for confirmation and effectiveness required under the Prepackaged Plan will be satisfied or that the Bankruptcy Court will conclude that the requirements for confirmation and effectiveness of the Prepackaged Plan have been satisfied. See “The Prepackaged Plan — Confirmation of the Prepackaged Plan” and “The Prepackaged Plan — Conditions to Effective Date of the Prepackaged Plan.”
     If the conditions precedent to the effective date have not occurred, the confirmation of the Plan could be denied. If this occurs, we expect that it may be necessary to file for bankruptcy protection without the benefit of an agreed Prepackaged Plan, which may require significant and accelerated asset liquidations or result in our liquidation. It is possible that holders of Old Notes would receive less consideration for their Old Notes in this situation than they would receive pursuant to the Prepackaged Plan.
There is no assurance that we will succeed in substantively consolidating the estates of the Company and its subsidiaries.
     The Prepackaged Plan is premised upon substantively consolidating the estates of the Company and its subsidiaries as set forth in Article IV.B of the Prepackaged Plan for purposes associated with confirming and consummating the Prepackaged Plan, including but not limited to voting, confirmation and distribution, to more properly reflect our operations. We can provide no assurance, however, that, the Bankruptcy Court will enter an order substantively consolidating each of our estates as contemplated by the Prepackaged Plan, or that the Bankruptcy Court will overrule any objection that a party in interest might have to such substantive consolidation.
We cannot predict the amount of time that we would spend in bankruptcy for the purpose of implementing the Prepackaged Plan, and a lengthy bankruptcy proceeding could disrupt our business, as well as impair the prospect for reorganization on the terms contained in the Prepackaged Plan.
     While we expect that a chapter 11 bankruptcy filing solely for the purpose of implementing the Prepackaged Plan would be of short duration (e.g. 60 days) and would not be unduly disruptive to our business, we cannot be certain that this necessarily would be the case. Although the Prepackaged Plan is designed to minimize the length of the bankruptcy proceeding, it is impossible to predict with certainty the amount of time that we may spend in bankruptcy, and we cannot be certain that the Prepackaged Plan would be confirmed. Even if confirmed on a timely basis, a bankruptcy proceeding to confirm the Prepackaged Plan could itself have an adverse effect on our business. There is a risk, due to uncertainty about our future, that:
•	readers and advertisers could move to our competitors, including competitors that have comparatively greater financial resources and that are in comparatively less financial distress;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	business partners could terminate their relationship with us or require financial assurances or enhanced performance, any of which could impair our prospects.
     A lengthy bankruptcy proceeding also would involve additional expenses and divert the attention of management from the operation of our businesses, as well as create concerns for employees, suppliers and customers.
     The disruption that a bankruptcy proceeding would have upon our businesses could increase with the length of time it takes to complete the proceeding. If we are unable to obtain confirmation of the Prepackaged Plan on a timely basis, because of a challenge to the Prepackaged Plan or otherwise, we may be forced to operate in bankruptcy for an extended period of time while we try to develop a different reorganization plan that can be confirmed. A protracted bankruptcy case could increase both the probability and the magnitude of the adverse effects described above.
We may be unable to obtain adequate financing or authority to use cash collateral during the pendency of the bankruptcy proceeding.
     On or shortly after commencing the prepackaged chapter 11 bankruptcy cases, we intend to ask the Bankruptcy Court to authorize us to obtain debtor-in-possession financing and/or to use cash collateral to fund the prepackaged chapter 11 bankruptcy cases. Such financing arrangements and access to cash collateral will provide liquidity during the pendency of the prepackaged chapter 11 bankruptcy cases. There can be no assurance that the Bankruptcy Court will approve such financing arrangements or the use of cash collateral on the terms requested. Moreover, if the prepackaged chapter 11 bankruptcy cases take longer than expected to conclude, we may exhaust our financing and available cash collateral. There is no assurance that we will be able to obtain additional financing or an extension of the right to use cash collateral. In such case, the liquidity necessary for the orderly functioning of our businesses may be impaired materially.
We may seek to amend, waive, modify or withdraw the Prepackaged Plan at any time prior to the confirmation of the Prepackaged Plan.
     We reserve the right, prior to the confirmation or substantial consummation thereof, subject to the provisions of section 1127 of the Bankruptcy Code, Bankruptcy Rule 3019, the Support Agreement, our Existing Credit Agreement and applicable law, to amend the terms of the Prepackaged Plan or waive any conditions thereto, if and to the extent such amendments or waivers are necessary or desirable to consummate the Prepackaged Plan. The potential impact of any such amendment or waiver on the holders of claims and interests cannot presently be foreseen but may include a change in the economic impact of the Prepackaged Plan on some or all of the proposed classes or a change in the relative rights of such classes. All holders of claims and interests will receive notice of such amendments or waivers required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances, but prior to confirmation of the Prepackaged Plan, we seek to modify the Prepackaged Plan, the previously solicited acceptances will be valid only if (1) all classes of adversely affected creditors and interest holders accept the modification in writing or (2) the Bankruptcy Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders accepting claims and interests or is otherwise permitted by the Bankruptcy Code.
If we breach Section 4(g)(xxii) of the Support Agreement, the votes cast by the holders of Old Notes that are party to the Support Agreement to accept the Prepackaged Plan pursuant to the Support Agreement will be withdrawn, subject to our ability to cure such breach within three business days of our receipt of notice of such breach.
     Pursuant to Section 4(g)(xxii) of the Support Agreement, we may not make or permit, from December 9, 2009 through the consummation of the Restructuring, any intercompany payments from us to any affiliate that is not at any time a debtor in our chapter 11 cases, other than with respect to claims held by such non-debtor affiliates in the ordinary course of business and consistent with past practice or course of dealing between the debtors and such non-debtor affiliate. We have agreed to satisfy this provision by (1) filing as part of a plan supplement a schedule or list signed by an officer of the Company showing such claims held by the non-debtor affiliate as of the filing of the chapter 11 cases, and (2) providing to the Ad Hoc Committee Advisors prior to the consummation of the

Restructuring a schedule or list signed by an officer of the Company showing such intercompany payments made during the chapter 11 cases. To the extent we breach Section 4(g)(xxii) of the Support Agreement prior to the consummation of the Restructuring, any votes cast by the holders of Old Notes that are party to the Support Agreement, which we refer to as the “Consenting Holders,” to accept the Prepackaged Plan will be deemed withdrawn upon written notice by counsel to the Ad Hoc Committee to the Company; provided, however, the Company will have three business days after receipt of such notice to cure such breach solely by the non-debtor affiliate returning such payment or waiving such claim, in which event the Consenting Holders’ votes in favor of the Prepackaged Plan will be immediately reinstated.
Risks to Holders of Non-Tendered Old Notes
     The following risks specifically apply to the extent a holder of Old Notes elects not to participate in the Exchange Offer and the Exchange Offer is consummated. There are additional risks attendant to being an investor in our securities that you should review, whether or not you elect to tender your Old Notes. These risks are described elsewhere in this “Risk Factors” section under the heading “— Risks Related to Our Business and Industry,” “— Risks Relating to Our Ownership and Management Structure” and “— Risks Relating to Legal Proceedings.”
If we consummate the Exchange Offer, the secured nature of the claims of the New Notes could materially and adversely affect the value of a holder’s non-tendered Old Notes and, in the event of our bankruptcy, liquidation or insolvency, the extent of such holder’s recovery.
     The secured nature of the New Notes could materially and adversely affect the value of a holder’s non-tendered Old Notes and, in the event of our bankruptcy, liquidation or insolvency, the extent of such holder’s recovery. The New Notes and the Guarantees will be secured on a second lien basis by all of our assets and the assets of the Guarantors that currently secure our existing first lien indebtedness, but the Old Notes will remain unsecured. See “Description of the New Notes.” As a result, the Old Notes will be subordinated to the New Notes to the extent of the value of the assets securing the New Notes. In the event of our bankruptcy, liquidation or insolvency, holders of the New Notes will be entitled to seek recourse against us before any funds are available to us for payment of the obligations under the Old Notes. It is possible that there would be little or no assets remaining to satisfy the claims of the Old Notes.
If we consummate the Exchange Offer, liquidity of the market for the small number of non-tendered Old Notes likely will be lessened, and the market prices for non-tendered Old Notes therefore may be reduced.
     If the Exchange Offer is consummated, the aggregate principal amount of outstanding Old Notes will be reduced, which may adversely affect the liquidity of non-tendered Old Notes. An issue of securities with a small outstanding principal amount available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. In addition, the changes to the Old Notes Indenture effected by the Old Notes Indenture Amendment may render an investment in the Old Notes less attractive. Therefore, the market price for Old Notes that are not tendered in the Exchange Offer may be adversely affected. The reduced float also may tend to make the trading prices of Old Notes that are not exchanged more volatile. The value of non-tendered Old Notes also likely will be negatively affected by their subordination to New Notes.
Risks Relating to Our Business and Industry
     Our business activities involve various elements of risk. The risks described below are not the only ones facing us. Additional risks that are presently unknown to us or that we currently deem immaterial may also impact our business. We consider the following issues to be the most critical risks to the success of our businesses:
Recent developments in the capital and credit markets have an adverse effect on our ability to borrow.
     Recently, the capital and credit markets have become increasingly volatile as a result of adverse conditions that have caused the failure and near failure of a number of large financial services companies.

     If the capital and credit markets continue to experience volatility and the availability of funds remains limited, it is possible that our ability to access the capital and credit markets may be limited by these or other factors at a time when we would like, or need, to do so, which could have an impact on our ability to refinance maturing debt and/or react to changing economic and business conditions. Continued disruptions in the credit markets may also result in higher future borrowing costs associated with our short-term and long-term debt.
Deterioration in economic conditions in the markets we serve may further depress demand for our products.
     Our operating results depend on the relative strength of the economy in our principal newspaper markets as well as the strength or weakness of national and regional economic factors. Recessionary conditions have had a significant adverse impact on our newspapers and other publications. A continuing, deepening or “double dip” recession could materially adversely affect our revenues, results of operations and liquidity.
Competition, especially from alternative forms of media targeted to specific groups of readers, may impair our ability to grow or maintain revenue levels in core and new markets.
     With the continued development of alternative forms of media targeted to specific groups of readers, particularly those based on the Internet, our newspapers face increased competition for advertising revenue. Alternative media sources also affect our ability to generate circulation revenues. This competition could make it difficult for us to grow or maintain our print advertising and circulation revenues and will challenge us to expand the contributions of our online and other digital publications.
The process to meet our competition is inherently risky and costly.
     Our future success in meeting our competition, particularly from alternative forms of media targeted to specific groups of people, depends in part on our ability to continue offering new publications, Internet technologies and services that successfully gain market acceptance by addressing the needs of specific audience groups within our target markets. The process of internally researching, developing, launching, gaining acceptance and establishing profitability for a new publication, Internet technology or service is inherently risky and costly. We cannot assure you that our efforts to introduce new publications, Internet technologies or services will be successful.
Further declines in circulation revenue would adversely affect us.
     Circulation revenue, which represented approximately 19% of our net operating revenues as of December 31, 2008, is affected by, among other things, competition and consumer trends, including declining consumer spending on newspapers. Circulation revenue and our ability to achieve price increases for our print products are affected by:
•	competition from other publications and other forms of media available in our various markets, including network, cable and satellite television, the Internet and radio;

•	declining consumer spending on discretionary items like newspapers;

•	competing uses of free time; and

•	declining number of regular newspaper buyers.
     Further declines in our circulation revenues would reduce our overall revenues and have an adverse effect on our ability to service our debt.
Changes in any of our demographic markets could adversely affect us.
     Adverse changes in our demographic markets could include:
•	declines in the popularity of our editorial content;

•	changes in the demographic makeup of the population where our newspapers are sold;

•	decreases in the price of local and national advertising; and

•	further declines in the amount spent on advertising in general.
     Any of these changes could adversely affect us.
If we fail to implement our business strategy, our business will be adversely affected.
     Our future financial performance and success are dependent in large part upon our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy or be able to improve our operating results. In particular, we cannot assure you that we will be able to maintain circulation of our publications, obtain new sources of advertising revenues, generate additional revenues by building on the brand names of our publications or raise the cover prices of our publications without causing a decline in circulation.
     Implementation of our business strategy could be affected adversely by a number of factors beyond our control, such as increased competition, general economic conditions, legal developments and increased operating costs or expenses. In particular, there has been a recent trend of increased consolidation among major retailers, including as a result of bankruptcies of certain retailers. This trend may adversely affect our results of operations by reducing the number of advertisers using our products and increasing the purchasing power of the consolidated retailers, thereby leading to a decline in our advertising revenues. Any failure by us to successfully implement our business strategy may adversely affect our ability to service our indebtedness, including our ability to make principal and interest payments on the New Notes. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.
Fluctuations in newsprint and ink costs could adversely affect our financial results.
     Newsprint, ink and supplements costs, the major components of our cost of raw materials, were, together, 11.6%, 10.8%, and 12.8% of our total operating revenues in 2008, 2007, and 2006, respectively. Historically newsprint prices have fluctuated substantially. Accordingly, our earnings are sensitive to changes in newsprint prices. We have no long-term supply contracts, and we have not attempted to hedge fluctuations in the normal purchases of newsprint or enter into contracts with embedded derivatives for the purchase of newsprint. If the price of newsprint increases materially, our operating results would be adversely affected.
Uncertainties related to our business may create a distraction for or cause a loss of employees and may otherwise materially and adversely affect our ability to retain employees.
     Our future results of operations will depend in part upon our ability to retain existing highly skilled and qualified employees. Failure to continue to attract and retain such individuals could materially and adversely affect our ability to compete. Uncertainties about the future prospects and viability of our business and the possibility of seeking relief under the Bankruptcy Code is impacting and is likely to continue to impact our ability to retain or attract key management and other personnel, and is creating a distraction for existing employees. If we are significantly limited or unable to retain or attract key personnel, or if we lose a significant number of key employees, or if employees continue to be distracted due to the uncertainties about the future prospects and viability of our businesses, it could have a material adverse effect on our ability to successfully operate our business or to meet our operations, risk management, compliance, regulatory, and financial reporting requirements.
Because of the FCC’s cross-ownership limitations and Morris Communications’ ownership of broadcast stations, we may not be able to make acquisitions that would be favorable, or we may be required to dispose of existing newspapers.
     The Federal Communications Commission, or “FCC,” imposes limits on the cross-ownership of broadcast stations and newspapers in the same market and may require Morris Communications and/or its affiliates to divest certain existing radio stations or may require us to divest certain of our newspaper properties in Amarillo, Texas and Topeka, Kansas and/or may prevent us from pursuing or consummating newspaper acquisitions that our management otherwise would have pursued in markets in which Morris Communications or its affiliates own radio stations.
Consolidation in the markets in which we operate could place us at a competitive disadvantage.
     Recently, some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new business models and strategies. The FCC’s revised ownership rules could increase the potential of consolidation for our sector. We cannot predict with certainty the extent to which these types of business combinations may occur or the impact that they may have. These combinations potentially could place us at a competitive disadvantage with respect to negotiations, sales, resources and our ability to develop and to take advantage of new media technologies.
We are subject to extensive environmental regulations.
     We are subject to a variety of environmental laws and regulations concerning, among other things, emissions to the air, waste water and storm water discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future requirements could result in material liability to us. Some environmental laws impose strict, and, under certain circumstances, joint and several liability for costs of remediation of soil and groundwater contamination at our facilities or those where our wastes have been disposed. We are not aware of any material environmental contamination, but our current and former properties may have had historic uses which may require investigation or remedial measures. We cannot guarantee that material costs and/or liabilities will not occur in the future, including those which may arise from discovery of currently unknown conditions.
The FTC “Do Not Call” rule has adversely affected and will continue to affect our ability to sell newspaper subscriptions by telephone marketing.
     Pursuant to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Federal Trade Commission, or “FTC,” issued the Telemarketing Sales Rule prohibiting a telemarketer from calling persons who have registered with the National Do Not Call Registry. Prior to the implementation of the telemarketing sales rule in 2003, we used telephone direct marketing efforts to maintain and increase our newspaper circulation. This accounted for an estimated 30% of our new starts in subscriptions. Since October 2003 the FTC, the FCC and state law enforcement officials have had the authority to enforce violations of this rule. Once a consumer registers with the National Do Not Call Registry, most telemarketers (generally other than those calling to solicit political or charitable contributions) are required to remove that consumer’s number from their call lists within three months of the date of registration. As a result, the issuance of the telemarketing sales rule has limited our ability to engage in telephone marketing efforts.
Risks Relating to Our Ownership and Management Structure
The interests of our affiliate, Morris Communications, and its ultimate owners, the Morris family, may be different from holders of the Old Notes or New Notes, and they may take actions that may be viewed as adversely affecting our business or the Old Notes or New Notes, as applicable.
     Morris Communications, its affiliates, and the Morris family have interests in other businesses that may have conflicting business interests. Other subsidiaries of Morris Communications operate businesses that also derive revenue from advertising, including broadcast radio stations, magazines, and book publishing and specialized publications. These other subsidiaries may compete with us for advertising revenues. The Morris family, therefore, may have interests that conflict with the interests of holders of the Old Notes or the New Notes, as applicable, and may cause us to take actions that, in its judgment, could protect or enhance its equity investment, even though such actions might involve risks to holders of the Old Notes or the New Notes, as applicable.

     In the event that the Restructuring is not consummated and we become subject to a bankruptcy proceeding without the benefit of the Prepackaged Plan, the Morris family, as our indirect equity holders, may not be entitled to retain these equity interests upon our emergence from bankruptcy. The Morris family, therefore, may have interests as equity holders that conflict with the interests of holders of the Old Notes, and, subject to applicable fiduciary duties, may cause us to take actions that, in its judgment, could protect or enhance its equity investment, even though such actions might involve risks to you as a holder of the Old Notes.
There can be no assurance that MPG Holdings or the Morris family will exercise control in our best interests as opposed to their own best interests. As a result, they may take actions that may be viewed as adversely affecting our business or the New Notes.
     The Morris family, including William S. Morris III, our chairman, and his son, William S. Morris IV, our president and chief executive officer, beneficially owns all of the equity interests in MPG Holdings, our parent company. By virtue of such equity ownership, the Morris family has the sole power, subject to certain limitations set forth in agreements with our lenders and other creditors, to:
•	elect the entire board of directors of our direct and indirect parents, Shivers and MPG Holdings and each of their subsidiaries, including us;

•	control all of our management and policies, including as to the making of payments to Morris family members or other affiliates, whether by way of dividend, stock repurchase, compensation or otherwise or the entering into other transactions with Morris Communications, its subsidiaries or other affiliates, or other transactions that could result in a change of control of Morris Communications or Morris Publishing; and

•	determine the outcome of any corporate matter or transaction, including mergers, joint ventures, consolidations and asset sales, equity issuances or debt incurrences.
We have no independent directors and no independent audit committee to review the actions of management or the Morris family. As a result, actions taken and expenses incurred by our executive officers and directors on our behalf generally will not be subject to independent review.
     Currently five of the six directors on the boards of directors of Shivers, MPG Holdings, Morris Communications and each of their subsidiaries (including our board) are members of the Morris family, and the sixth is Craig S. Mitchell, who is also the Senior Vice President — Finance, Secretary and Treasurer of Shivers, MPG Holdings, Morris Communications and each of their subsidiaries. Mr. Mitchell serves at the pleasure of the Morris family. None of these boards has an audit committee with “independent” directors, based on the definition of “independence” of any national securities exchange and, although our board of directors has determined that two of its members do satisfy the definition of “financial expert,” none of these boards is required to have as a member a “financial expert” as defined under the Sarbanes-Oxley Act of 2002, referred to as the “Sarbanes-Oxley Act.” In addition, as private companies, Shivers, MPG Holdings, Morris Communications and its subsidiaries, and Morris Publishing, have not been required to comply with the corporate governance or other provisions of the Sarbanes-Oxley Act or any of the corporate governance or other rules and regulations of any stock exchange or national stock quotation system. Morris Publishing has been subject to certain provisions of the Sarbanes-Oxley Act, but those provisions do not require Morris Publishing to have independent directors or an audit committee.
     Although the holders of the New Notes will have the right to appoint a non-voting observer to the Company’s board of directors (and to each committee of the Company’s board of directors as well as the board of directors, or comparable body, of each material subsidiary of the Company and each committee of those boards, or comparable bodies), no member of any such board of directors (or comparable body) has been elected, or is anticipated to be elected, to represent the interests of the holders of the New Notes, and the observer will have no right to vote on any action to be taken by any of the boards of directors (or comparable bodies). We have been advised that, after the Restructuring, the Morris family does not plan to appoint any non-family members to any such boards, other than the current single existing non-family member director, or any “independent” directors, based on the definition of “independence” of any national securities exchange.

We depend upon the Morris family for management, leadership and general policy-making.
     The unavailability for any reason of the managerial services presently provided by the Morris family (particularly our chairman William S. Morris III and our chief executive officer William S. Morris IV) to Morris Publishing could be disruptive to our business for some period of time. While we have been advised that the Morris family has no intention to engage in a transaction that would lead to a change of control of Shivers, Morris Communications or Morris Publishing, no assurances can be given that future events or other circumstances will not arise that would lead to a possible change of control. In the event that the Restructuring is not consummated and we become subject to a bankruptcy proceeding without the benefit of the Prepackaged Plan, the Morris family, as our indirect equity holders, may not be entitled to retain these equity interests upon our emergence from bankruptcy, which may have adverse effects on the management of the Company.
Various entities that are affiliated with Morris Communications and the Morris family have engaged, and may in the future engage, in transactions with us, some of which may be viewed, from the perspective of a holder of the New Notes, as disadvantageous to us or as an inappropriate use of our resources.
     Affiliated transactions to which we are a party may not necessarily be consummated on an arm’s-length basis and, therefore, may not be as favorable to us as those that could be negotiated with non-affiliated third parties. Such transactions to which we are a party include the following:
•	we receive management and other services from Morris Communications and its subsidiary, MStar Solutions, LLC pursuant to a management and services agreement, which we refer to herein as the “Management and Services Agreement”;

•	we may share facilities and costs with Morris Communications and its other subsidiaries, including with respect to joint promotions or the use of facilities, equipment, supplies or employees of one division for the benefit of an affiliate, and the costs will be allocated among the various entities;

•	rental arrangements with a company controlled by Morris family members for the use of our Savannah, Georgia newspaper operation and a small office in Nassau County, Florida; and

•	Morris Publishing is a single member limited liability company that is disregarded for federal income tax purposes, and, along with its direct and indirect subsidiaries, Morris Publishing is part of a consolidated tax group of our ultimate parent corporation and its subsidiaries. Morris Publishing participates in the Tax Sharing Agreement with its affiliates whereby Morris Publishing may be required to pay an amount equal to the taxes Morris Publishing would have been required to pay as if Morris Publishing were a separate taxable corporation. Morris Publishing and its direct and indirect subsidiaries may become jointly and severally liable for all income tax liability of the group in the event other members of the tax consolidated group are unable to pay the taxes attributable to their operations.
Risks Relating To Legal Proceedings
We are subject to legal proceedings that, if determined adversely to us, could adversely affect our financial results.
     We are subject to legal proceedings that arise in the ordinary course of our business. We do not expect that the outcome of any pending legal proceedings will have a material adverse impact upon our business. However, the damages that may be claimed in these legal proceedings could be substantial, including claims for punitive or extraordinary damages. It is possible that, if the outcomes of these legal proceedings are not favorable to us, it could adversely affect our future financial results. In addition, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we are self-insured.

USE OF PROCEEDS
     We will not receive any proceeds from the Exchange Offer. In consideration for issuing New Notes, we will receive in exchange the Old Notes. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued.
RATIO OF EARNINGS TO FIXED CHARGES
     The following table presents the ratio of earnings to fixed charges for the periods indicated. For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents pre-tax income (loss) from continuing operations, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of deferred loan costs, and an estimate of the interest within rental expense.

	Nine months ended
	September 30,		Twelve months ended December 31,
($’s in thousands)	2009(A)	2008(A)	2008(A)	2007	2006	2005	2004
Ratio of earnings to fixed charges	0.04x	—	—	1.60x	2.11x	2.19x	2.32x
Deficiency of earnings to fixed charges	$(21,035)	$(136,351)	$(108,127)

(A)	Earnings were insufficient to cover fixed charges by the amounts set forth above. We needed additional earnings, as indicated by the deficiency of earnings available to cover fixed charges for this period, to achieve a ratio of earnings to fixed charges of 1.0x.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     The following table sets forth selected historical financial information for the Company on a consolidated basis derived from our (i) audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007, which are included in Exhibit C; (ii) audited consolidated financial statements for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004, which are not incorporated by reference into this Offering Memorandum and Disclosure Statement; and (iii) unaudited consolidated financial statements for the nine months ended and as of September 30, 2009 and 2008, which are incorporated by reference into this Offering Memorandum and Disclosure Statement. The historical information presented may not be indicative of our future performance. In addition, our results for the nine months ended September 30, 2009 are not necessarily indicative of results expected for the full fiscal year ending December 31, 2009.
     The selected historical financial information should be read in conjunction with the audited consolidated financial statements included in Exhibit C, and our quarterly consolidated financial statements and the corresponding notes thereto that are included in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009, each of which is incorporated by reference in this Offering Memorandum and Disclosure Statement.
CONSOLIDATED STATEMENT OF OPERATIONS DATA (a)

	Nine months ended
	September 30,		Years ended December 31,
($’s in thousands)	2009	2008	2008	2007	2006	2005	2004
Net Operating Revenues:
Advertising	$136,600	$191,424	$251,698	$306,694	$336,245	$326,213	$315,147
Circulation	47,253	44,757	60,931	57,602	58,838	59,794	59,509
Other	6,151	6,944	9,200	10,332	8,685	8,344	8,974

Total net operating revenues	190,004	243,125	321,829	374,628	403,768	394,351	383,630

Operating expenses:
Labor and employee benefits	76,246	98,228	127,031	142,306	144,108	144,336	143,911
Employee severance payments	1,061	1,705	3,783	993	—	—	—
Curtailment gain (b)	—	—	(24,808)	—	—	—	—
Newsprint, ink and supplements	17,327	27,991	37,370	40,338	51,596	47,837	45,520
Other operating costs	71,848	81,651	109,880	113,657	109,597	102,017	99,799
Write-down of intangible assets (c)	—	170,685	170,685	—	—	—	—
Debt restructuring costs (d)	7,994	—	—	—	—	—	—
Impairment of fixed assets held for sale	—	—	4,326	—	—	—	—
Depreciation and amortization	9,076	10,497	13,858	16,219	19,100	19,653	19,017

Total operating expenses	183,552	390,757	442,125	313,513	324,401	313,843	308,247

Operating income (loss) from continuing operations	6,452	(147,632)	(120,296)	61,115	79,367	80,508	75,383

Other expense (income):
Interest expense, including amortization of debt issuance costs	20,714	21,654	30,110	37,881	37,059	35,662	32,281
Pre-tax gains on repurchases of debt	—	(9,271)	(9,271)	—	—	—	—
Loss on extinguishments of debt (e)	—	—	—	—	—	986	—
Reserve on note receivable (f)	7,538	—	—	—	—	—	—
Interest income (g)	(652)	(671)	(1,161)	(114)	(70)	(119)	(1,249)
Other, net	(113)	(125)	(118)	(258)	(369)	(54)	613

Total other expense, net	27,487	11,587	19,560	37,509	36,620	36,475	31,645

(Loss) income from continuing operations before income taxes	(21,035)	(159,219)	(139,856)	23,606	42,747	44,033	43,738
(Benefit) provision for income taxes	(7,871)	(3,650)	568	8,993	16,840	17,052	17,227

CONSOLIDATED STATEMENT OF OPERATIONS DATA (CONT’D)

	Nine months ended
	September 30,		Years ended December 31,
($’s in thousands)	2009	2008	2008	2007	2006	2005	2004
(Loss) income from continuing operations, net of income taxes	(13,164)	(155,569)	(140,424)	14,613	25,907	26,981	26,511

Discontinued Operations (h)

(Loss) income from discontinued operations	—	—	(413)	7,253	7,192	7,032	6,263
(Benefit) provision for income taxes	—	—	(165)	2,763	2,824	2,723	2,467

(Loss) income from discontinued operations, net of income taxes	—	—	(248)	4,490	4,368	4,309	3,796

Gain on sale of discontinued operations, net of income tax provision of $30,505	—	—	—	49,567	—	—	—

(Loss) income from discontinued operations	—	—	(248)	54,057	4,368	4,309	3,796

Net (loss) income	$(13,164)	$(155,569)	$(140,672)	$68,670	$30,275	$31,290	$30,307

CONSOLIDATED BALANCE SHEET DATA AT PERIOD END (a)

	September 30,		December 31,
($’s in thousands)	2009	2008	2008	2007	2006	2005	2004
Total assets	$175,464	$193,422	$179,692	$398,218	$428,843	$448,069	$461,191

Promissory note resulting from GateHouse sale (f)	—	10,000	11,538	10,000	—	—	—
Good will and other intangible assets, net of accumulated amortization (c)	7,474	8,127	7,956	179,342	200,661	201,485	207,045
Current portion of long-term debt (i)	414,978	145,500	411,728	—	—	—	—

Total long-term debt and capital lease obligations	2,803	282,134	—	422,250	521,813	521,000	550,000
Post-retirement benefits due Morris Communications (b)	—	22,176	—	22,111	25,948	23,939	22,314
Loan (receivable from) payable to Morris Communications (g)	(18,017)	(14,357)	(12,210)	26,059	(23,153)	(15,655)	(1,500)
Accumulated other comprehensive income (j)	—	1,179	—	1,179	—	—	—
Member’s deficiency in assets	(306,866)	(303,781)	(287,915)	(116,474)	(195,535)	(175,312)	(189,136)
Dividend declared and recorded to (capital contribution from) parent	$—	$(8,679)	$(8,679)	$40,000	$43,000	$1,811	$50,000
Operating margin from continuing operations (h)(k)	4.0%	(60.7)%	(37.4)%	16.3%	19.7%	20.4%	19.6%
The financial information we have included above reflects the historical results of operations and cash flows of Morris Publishing with allocations made for corporate and other services provided to us by our affiliate, Morris Communications. Operating costs and expenses reflect our direct costs together with certain allocations by Morris Communications for corporate services, debt and other shared services that have been charged to us based on usage or other methodologies.
The following notes relate to the above tables:
a.	On January 28, 2009, Shivers, our indirect corporate parent, and Morris Communications, our then-direct parent, consummated a reorganization of their company structure. In the reorganization, (i) Morris

Communications distributed ownership of all membership interests in Morris Publishing to our new parent, MPG Holdings, a subsidiary of Shivers, and (ii) Shivers distributed beneficial ownership of Morris Communications to an affiliated corporation, both subject to the existing pledges of the membership interests of Morris Publishing and Morris Communications to the administrative agent for the lenders under the relevant credit agreement. Subsequent to the reorganization, (1) Morris Publishing remains an indirect subsidiary of Shivers, and (2) Morris Communications remains an affiliate of Morris Publishing, but is no longer our parent.

b.	We participate in Morris Communications’ retiree health care plan, with the expenses and post-retirement health benefit obligation related to the plan being allocated to us based on total headcount. On December 31, 2008, Morris Communications terminated its retiree health care plan, effective with respect to claims incurred on and after January 1, 2009. At that time, the plan ceased to provide benefits to (1) former employees and their eligible dependents and (2) regular full time and eligible part time employees upon their separation from service. On December 31, 2008, we realized a curtailment gain of $24.8 million upon the termination of the post-retirement plan.

c.	Our third quarter 2008 operating results included a $170.7 million pre-tax write-down of all of our goodwill, a non-cash charge that does not affect our operating cash flows or our compliance with our financial debt covenants. This charge reflects the continuing and expected future declines in advertising revenues which are due to weak national and local economic conditions which have reduced advertising demand, and increased competition, particularly from on-line media.

d.	As a result of our debt restructuring efforts, we incurred a total of approximately $8 million in legal, investment banking and consulting fees during the first nine months of 2009, including fees paid to advisors and consultants of our senior creditors and certain of our noteholders.

e.	On December 14, 2005, we, as borrower, entered into a credit agreement for $350 million of senior secured term and revolving credit facilities, referred to as the “Prior Credit Agreement.” The refinancing terminated and replaced our prior $400 million credit facilities, under which $245 million was outstanding at the time of the refinancing. The refinancing of the term loans under the original credit facilities resulted in an exchange of debt instruments with substantially different terms and therefore the unamortized costs associated with the original term loans were included in loss on extinguishment of debt on the consolidated statement of operations.

f.	During the fourth quarter of 2007, Morris Publishing completed the sale of fourteen daily newspapers, three non-daily newspapers, a commercial printing operation and other related publications to GateHouse Media, Inc., which is referred to as “GateHouse.” The total purchase price was $115 million plus reimbursement for the net working capital. One hundred five million dollars was received at closing in cash, with the remainder payable in the form of a one-year unsecured $10 million promissory note bearing interest at 8% per annum. The terms of the note were subsequently amended extending the final payment on the note to October 2010.
In accordance with accounting standards relating to the accounting by creditors for impairment of a loan, Morris Publishing reserved the $11.5 million due on the note and remaining working capital reimbursement during the first quarter of 2009, given GateHouse’s reported losses in the last three years and reported liquidity problems at that time. During the third quarter of 2009, Morris Publishing received a one time principal payment in the amount of $4.0 million from GateHouse to settle the total outstanding obligation, with $1.5 million being applied to the outstanding working capital balance. The remaining $7.5 million, previously reserved, was written off.

g.	Between August 7, 2003 and the date of execution of the Prior Credit Agreement, we were permitted under various debt arrangements to loan up to $40 million at any one time to Morris Communications or any of its wholly owned subsidiaries outside Morris Publishing, solely for purposes of funding its working capital, capital expenditures and acquisition requirements. We also were permitted to invest in or lend an additional $20 million at any one time outstanding to Morris Communications or any other persons, as permitted by the Old Notes Indenture. The interest-bearing portion of all loans from us to Morris Communications bore the same rate as the borrowings under our Prior Credit Agreement.

In 2005, based on the practice of settling a significant portion of the outstanding loan receivable balances with dividends, we began classifying the intercompany loan due from Morris Communications, net of the interest accrued on the loan, as contra equity in member’s deficiency in assets. Prior to 2005, we classified the intercompany loan as a current asset and the interest accrued on the loan as interest income.

h.	On November 30, 2007, we completed the sale of fourteen daily newspapers, three non-daily newspapers, a commercial printing operation and other related publications to GateHouse. In accordance with the accounting guidance on the accounting for the disposal of long-lived assets, the gain from the sale of the assets, net of closing costs and the provision for income taxes, was recorded as discontinued operations in 2007. In addition, the results of operations of all assets sold to GateHouse have been recorded as discontinued operations in all periods presented.

i.	As a result of the default on the interest payment on the Old Notes and the mandatory repayment of the amounts outstanding under our prior credit facilities, we have classified all of the debt outstanding under the Old Notes Indenture and under our Prior Credit Agreement as of December 31, 2008 as current maturities of long-term debt within current liabilities on the consolidated balance sheet.

j.	Adjustment to adopt the accounting guidance on employers’ accounting for defined benefit pension and other postretirement plans.

k.	Operating margin is defined as operating income as a percentage of total operating revenues.

CAPITALIZATION
     The table below sets forth as of September 30, 2009 on a consolidated basis:
•	our actual capitalization;

•	our As Adjusted capitalization to reflect the completion of the Senior Refinancing Transaction on October 15, 2009; and

•	our As Adjusted capitalization to reflect the completion of the Senior Refinancing Transaction and the Restructuring, whether accomplished through the Recapitalization Plan or the Prepackaged Plan.
     This table should be read in conjunction with the “Selected Historical Consolidated Financial Data” elsewhere in this Offering Memorandum and Disclosure Statement and the historical consolidated financial statements and related notes that are contained in Exhibit C, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, each of which is incorporated by reference into this Offering Memorandum and Disclosure Statement.

Pro Forma Consolidated Condensed Unaudited Capitalization Table
	As of September 30, 2009
								Total
				Adjustments				Adjustments
		Adjustments	Pro Forma	For		Adjustments		to Pro Forma
		for Senior	for Senior	Cancellation		For Exchange		for Senior	Pro Forma
		Refinancing	Refinancing	of Tranche C		of Old Notes		Refinancing	for
($’s in thousands)	Actual	Transaction (a)	Transaction	Term Loan		for New Notes		Transaction	Restructuring
Cash and cash equivalents:	$26,738	$—	$26,738	$—		$—		$—	$26,738

Prior Credit Agreement
Revolving Debt	60,000	(60,000)	—	—		—		—	—
Tranche A Term Loan	76,500	(76,500)	—	—		—		—	—

Total	136,500	(136,500)	—	—		—		—	—

Existing Credit Agreement
Tranche A Term Loan	—	19,700	19,700	—		—		—	19,700
Tranche B Term Loan	—	6,800	6,800	—		—		—	6,800
Tranche C Term Loan	—	110,000	110,000	(110,000	)(b)	—		(110,000)	—

Total	—	136,500	136,500	(110,000)		—		(110,000)	26,500

Old Notes Indenture
Old Notes	278,478	—	278,478	—		(278,478)		(278,478)	—

New Notes Indenture
Stated principal amount of New Notes	—	—	—	—		100,000	(d)	100,000	100,000
Additional cash out flows	—	—	—	—		83,949	(e)	83,949	83,949

Total cash out flows on New Notes	—	—	—	—		183,949		183,949	183,949

Total debt	414,978	—	414,978	(110,000)		(94,529)		(204,529)	210,449

Member’s deficiency in assets:

Member’s deficit	(839,274)	—	(839,274)	91,983 (b	) (c)	—		91,983	(747,291)

Retained earnings	550,405	—	550,405	—		145,322	(f)	145,322	695,727

Loan receivable from Morris Communications
Loan receivable	(24,500)	—	(24,500)	24,500		—		24,500	—
Interest earned on loan receivable	6,483	—	6,483	(6,483	)(c)	—		(6,483)	—

Net receivable	(18,017)	—	(18,017)	18,017		—		18,017	—

Total member’s deficiency in assets	(306,886)	—	(306,886)	110,000		145,322		255,322	(51,564)

Total capitalization:	$81,354	$—	$81,354	$—		$50,793		$50,793	$132,147

(a) Pursuant to the Senior Refinancing Transaction, the revolving debt and term loans under our Prior Credit Agreement were converted into three tranches of term loans: a Tranche A term loan that has an aggregate principal amount of $19.7 million, a Tranche B term loan that has an aggregate principal amount of $6.8 million plus accrued PIK interest since the date of the Existing Credit Agreement, and a Tranche C term loan that has an aggregate principal amount of $110 million plus accrued PIK interest since the date of the Existing Credit Agreement. For a detailed description of the Senior Refinancing Transaction, see “The Restructuring — Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring.”
(b) As part of the Recapitalization Plan, our Tranche C term loan, which has an aggregate principal amount of $110 million plus accrued PIK interest since the date of the Existing Credit Agreement, will be cancelled in repayment of approximately $24.5 million of the loan receivable from Morris Communications and as a contribution to capital of approximately $85.5 million.
(c) The $6.5 million in interest included in the loan receivable from Morris Communications was reclassified to member’s interest.
(d) Assumes 100% of the $278.5 million in stated principal amounts of Old Notes are exchanged for $100 million in stated principal amounts of New Notes in the Exchange Offer.
(e) The total amount of future cash payments on the New Notes in excess of the $100 million in stated principal amounts of the New Notes (assuming 100% participation). The New Notes have a maturity of four and one-half years and we have assumed a maximum interest rate of 15%, with 10% PIK interest. The actual amounts of future cash payments may be lower if, as expected, the floating interest rate on the New Notes is reduced and/or if principal payments are made prior to maturity.
(f) The $113.8 million gain on cancellation of indebtedness is the excess of the $278.5 million aggregate amount outstanding on the Old Notes plus $22.7 million accrued interest over the $183.9 million total cash out flows on New Notes, less the $3.5 million unamortized loan costs. The impact of the cancellation of indebtedness on the deferred tax asset and retained earnings was $31.5 million. The income tax provision recognizes no gain on cancellation of debt and reflects no tax attribute reductions as a result of the cancellation of debt.

THE RESTRUCTURING
Overview
     We are proposing the Restructuring to address our immediate need for liquidity in light of our inability to make payments on outstanding indebtedness. The Restructuring consists of two transactions:
•	the exchange of at least 99% of the aggregate principal amount of Old Notes, plus accrued and unpaid interest, for New Notes; and

•	the cancellation of senior indebtedness in an aggregate principal amount of $110 million plus accrued PIK interest, which will eliminate our Tranche C term loan.
     Each of the transactions comprising the Restructuring may be accomplished through either the out-of-court Recapitalization Plan or, in the alternative, the in-court Prepackaged Plan. If the Restructuring is being accomplished through the Recapitalization Plan, the exchange of the Old Notes tendered in the Exchange Offer for New Notes would be accomplished through the Exchange Offer and the cancellation of senior indebtedness would be accomplished in accordance with the terms set forth in the Escrow Agreement. In the alternative, if the Restructuring is being accomplished through the Prepackaged Plan, the cancellation of senior indebtedness also would be accomplished in accordance with the Escrow Agreement, but the exchange of the Old Notes for New Notes would be accomplished through the consummation of the Prepackaged Plan.
     For a more detailed description of the Exchange Offer, see “The Exchange Offer,” and, for a more detailed description of the Prepackaged Plan, see the “The Prepackaged Plan.”
     The Restructuring, if successful, will increase our capital and liquidity and reduce the amount of our outstanding debt. We expect the principal amount of our indebtedness to be reduced from approximately $415.8 million as of November 30, 2009 to approximately $126.6 million (plus accrued PIK interest since November 30, 2009) immediately after the consummation of the Restructuring. See “Capitalization.”
     A stronger capital position and increased liquidity will afford us additional time and resources to execute our broader business restructuring strategy, including refinement of our business model, liquidation or sale of select businesses or assets, and efficiency enhancements. We will continue to focus on owning and operating newspapers and other publications in small and mid-size communities. We also will continue to implement strategies in response to declining advertising revenues and changing market conditions, including by restructuring the operations of our business and implementing various initiatives to increase revenues and decrease costs of the Company. See “Risk Factors — Risks Relating to Our Business and Industry.”
     Assuming we are able to complete the Restructuring, we expect that, for the reasonably foreseeable future, cash generated from operations, together with any proceeds from the liquidation or sale of select businesses or assets and other aspects of our broader restructuring strategy, will be sufficient to allow us to fund our operations and to increase working capital as necessary to support our strategy.
     In the event that we cannot effect the Restructuring either through the Recapitalization Plan or the Prepackaged Plan because the conditions to the Recapitalization Plan or the Prepackaged Plan have not been satisfied or waived, we would face an immediate liquidity crisis. Absent the consummation of the Restructuring, we likely would need to file for bankruptcy protection without the benefit of the agreed Prepackaged Plan. If we commence such a bankruptcy filing, holders of Old Notes may receive consideration that is substantially less than that offered through the Restructuring.
Our Business
     We are part of a private media business that has been owned and operated by the William S. Morris III family for three generations. Morris Publishing is headquartered in Augusta, Georgia, and was formed in 2001 to assume the newspaper operations of its former parent, Morris Communications. We own and operate 13 daily newspapers and more than three dozen non-daily newspapers in the Southeast, Midwest and Southwest of the U.S. and Alaska, as well as city magazines and free community publications.

     Daily Newspapers
     Newspapers form the core of our business unit. Our daily and non-daily newspapers have a total combined circulation of more than 600,000. We have a concentrated presence in the Southeast, with four signature holdings, including the Florida Times-Union (Jacksonville), the Savannah Morning News, the Athens Banner-Herald and the Augusta Chronicle, our original and flagship newspaper. Our daily newspapers have online sister publications as an additional service for readers and advertisers alike. Both print and online editions consistently win industry awards for content, photography and design. In all our news products, we are committed to local news coverage and to the highest standards of journalism.
     The following table identifies our 13 daily newspapers and their respective Web sites:

Daily
Newspaper Markets	Publication	Web site (http://www.)
Alaska
Juneau	Juneau Empire	juneauempire.com
Kenai	Peninsula Clarion	peninsulaclarion.com

Arkansas
Conway	Log Cabin Democrat	thecabin.net

Florida
Jacksonville	The Florida Times-Union	jacksonville.com
St. Augustine	The St. Augustine Record	staugustine.com

Georgia
Athens	Athens Banner-Herald	onlineathens.com
Augusta	The Augusta Chronicle	chronicle.augusta.com
Savannah	Savannah Morning News	savannahnow.com

Kansas
Topeka	The Topeka Capital-Journal	cjonline.com

Minnesota
Brainerd	Brainerd Dispatch	brainerddispatch.com

South Carolina
Bluffton	Bluffton Today	blufftontoday.com

Texas
Amarillo	Amarillo Globe-News	amarillo.com
Lubbock	Lubbock Avalanche-Journal	lubbockonline.com
     Provided below are summaries of each of the seven largest daily newspapers we own and operate, based upon their 2008 audited circulation reports. Together, these newspapers account for approximately 90% of our newspapers’ average daily circulation.

	Avg. Daily	Avg. Sunday
Newspaper	Circulation	Circulation
Florida Times-Union	140,977	197,668
Augusta Chronicle	70,129	85,870
Savannah Morning News	48,059	59,697
Topeka Capital-Journal	44,059	53,267
Lubbock Avalanche-Journal	47,867	55,455

	Avg. Daily	Avg. Sunday
Newspaper	Circulation	Circulation
Amarillo Daily-News	43,269	52,454
Athens Banner-Herald	27,117	29,177
     Jacksonville: The Florida Times-Union, which we have operated since 1983, is our largest newspaper and serves the Jacksonville, Florida, metropolitan area of 516,000 households with an adult population of approximately 1.0 million.
     Augusta: The Augusta Chronicle, which we have operated since the early 1940s, is our second largest newspaper and serves the Augusta, Georgia community of approximately 196,000 households with an adult population of approximately 400,000.
     Savannah: The Savannah Morning News, which we have operated since the 1960s, serves the Savannah, Georgia, community of approximately 127,000 households with an adult population total of approximately 253,000.
     Topeka: The Topeka Capital-Journal, which we have operated since 1995, serves the Topeka, Kansas, community of approximately 93,000 households with an adult population of approximately 179,000.
     Lubbock: The Lubbock Avalanche-Journal, which we have operated since 1972, serves Lubbock, Texas, a community of approximately 106,000 households with an adult population of approximately 196,000.
     Amarillo: The Amarillo Globe-News, which we have operated since 1972, serves Amarillo, Texas, a community of approximately 87,000 households with an adult population of approximately 189,000.
     Athens: The Athens Banner-Herald, which we have operated since 1972, serves Athens, Georgia, a university community of approximately 71,000 households with an adult population of approximately 150,000.
     Non-Daily Newspapers
     The following table sets forth our non-daily publications, most of which are in close proximity to the daily newspaper markets identified above:

Market	Publication
Alaska
Homer	Homer News
Juneau	Capital City Weekly

Florida
Jacksonville	My Clay Sun, Shorelines, St. Johns Sun, Nassau Sun, Mandarin Sun, Westside Sun, Southside Sun, Arlington Sun, Northside Sun

Georgia
Bryan County	Bryan County Now
Effingham County	Effingham Now
Martinez	The Columbia County News-Times
Thomson	The McDuffie Mirror
Louisville	The News and Farmer and Wadley Herald/The Jefferson Reporter
Sylvania	Sylvania Telephone

South Carolina
Barnwell	The People-Sentinel

Market	Publication
Edgefield	The Citizen News
Hampton County	The Hampton County Guardian
Hardeeville	Hardeeville Today
North Augusta	North Augusta Today (NorthAugustaToday.com)
Ridgeland	Jasper County Sun

Texas
Lubbock	Frenship Today

Florida
St. Augustine	Where Quick Guide
     Other Publications
     Our city magazines, located in Athens, Augusta and Savannah, cover the people, issues and events of their respective communities. In addition, many of our daily newspapers produce additional magazines that regularly serve their respective communities with high-quality local features. Publications such as Coastal Antiques and Art and Coastal Senior are produced through the Morris Publishing daily newspaper, the Savannah Morning News.
     Skirt! is a free monthly magazine distributed in print and/or online in 14 markets across the country that features content on issues important to women.
     The following tables set forth the magazines and publications either owned and operated by us or published by or licensed to a third party:

Market	City Magazine
Georgia
Athens	Athens Magazine (1)
Augusta	Augusta Magazine (1)
Savannah	Savannah Magazine (1)

Market	Other Magazines

Alabama
Birmingham	Skirt! magazine (1), (3)

California
Ventura	Skirt! magazine (1), (3)

Florida
Jacksonville	Car Paper (1), (5)
Jacksonville	Career Paper (1), (5)
Jacksonville	Discover Jacksonville (1), (5)
Jacksonville	H Magazine: The Pulse of Today’s Health (1), (5)
Market	Other Magazines

Jacksonville	Florida Military Publications (6)
St. Augustine	Eco Latino (1)
Tampa/St. Petersburg	Skirt! magazine (1), (3)

Georgia
Atlanta	Skirt! magazine (1), (3)

Market	City Magazine
Athens	Skirt! magazine (1), (3)
Augusta	Skirt! magazine (1), (4)
Augusta	Augusta Family Magazine (1)
Savannah/Hilton Head	Skirt! magazine (1)
Savannah/Hilton Head	Coastal Antiques and Art, Coastal Senior (1)

Kentucky
Lexington	Skirt! magazine (2)

Massachusetts
Boston	Skirt! magazine (1), (3)

Minnesota
Brainerd	Her Voice (1)
Pequot Lakes	Echoland-Piper Shopper (1)
Pine River	Echoland-Piper Shopper (1)

North Carolina
Charlotte	Skirt! magazine (2)
Greensboro	Skirt! magazine (2)
Raleigh	Skirt! magazine (2)
Winston Salem	Skirt! magazine (2)

South Carolina
Beaufort	The Boot (6)
Beaufort	Jet Stream (6)
Charleston	Skirt! magazine (1)
Columbia	Skirt! magazine (1), (4)
Greenville	Skirt! magazine (2)
Ridgeland	The Jasper Shopper(1)

Tennessee
Knoxville	Skirt! magazine (2)
Memphis	Skirt! magazine (2)

Texas
Houston	Skirt! magazine (1), (3)
Lubbock	Skirt! magazine (1), (3)
Lubbock	Lubbock City Magazine (1)

Virginia
Richmond	Skirt! magazine (2)

[1]	Owned by Morris Publishing
[2]	Licensed to third party
[3]	Published only online
[4]	Augusta and Columbia Skirt! publication is combined
[5]	Published as part of the Florida Times-Union
[6]	Published for a third party
     Free community papers are dedicated advertising vehicles designed to provide customers with reliable, no-frills opportunities for sales and purchases, along with practical community news and information. Both readers and advertisers look to these publications, popularly known as “shoppers,” for quick contact, quick information and quick results. Our shoppers are published in eight states and have a total circulation of approximately 230,000.

Overview of Our Operations
     Properties
     We believe that all of our properties are in generally good condition and suitable for current operations. Our production facilities, which are indicated by the presence of a press line, are in most cases, newspaper office facilities as well. We own all of the following real estate and facilities except the real estate and facility located in Savannah, Georgia, which are operated under a lease with an affiliate.

State	City	Press Lines	Sq. Ft.
Alaska	Homer	0	2,418
	Kenai	1	19,307
	Juneau	1	55,045

Arkansas	Conway	1	20,431

Florida	St. Augustine	1	55,264
	Jacksonville	4	328,106

Georgia	Athens	1	110,000
	Augusta	1	159,758
	Louisville	0	2,500
	Savannah	3	220,000

Kansas	Topeka	1	153,467

Minnesota	Brainerd	1	25,500
	Pine River	0	1,750
	Pequot Lakes	0	4,563

South Carolina	Ridgeland	0	1,500
	Barnwell	0	15,000
	Hampton County	0	3,000
	Ridgeland	0	1,000

Texas	Amarillo	1	84,251
	Lubbock	1	160,644
     Employees
     As of the date of this Offering Memorandum and Disclosure Statement, we employed approximately 1,800 full time employees and approximately 340 part-time employees. None of these employees is covered by collective bargaining agreements. We believe that relations with our employees are generally good.
     We provide medical and group life insurance programs for full-time employees. We are self insured under their medical insurance plan and pay approximately two-thirds of employee medical costs.

     Shared Services
     Morris Communications has provided and will continue to provide management and related services to Morris Publishing, including all of our operating subsidiaries, pursuant to the Management and Services Agreement. A significant portion of Morris Communications’ time was and will continue to be devoted to our affairs.
     Pursuant to the Management and Services Agreement, Morris Communications and other of its affiliates currently provide senior executive management services and personnel (including the services of its executive officers, William S. Morris III, William S. Morris IV, Craig S. Mitchell and Steve K. Stone), as well as general and administrative services, such as legal, accounting, finance and treasury, tax, merger and acquisition, risk management, human resources/personnel, employee benefits, travel and aircraft usage, corporate communications, real estate, online services, research services, architectural and engineering, and external and internal audit functions, purchasing and participation in the shared services center, which consolidates administrative functions across several Morris-related entities and is operated by MStar Solutions, LLC, referred to as “MStar.”
     The parties have, on occasion, amended the Management and Services Agreement. On May 16, 2008, we entered into a second amendment to the Management and Services Agreement, which was designed to eliminate the fees payable by us for management, technology and shared services to Morris Communications for the period from May 1, 2008 through December 31, 2008. The intent of this amendment was to permit us to retain cash and to reduce our operating expenditures. Effective October 1, 2008, we entered a third amendment to the Management and Services Agreement which reinstated the payment of these fees. Finally, pursuant to the Support Agreement, Morris Publishing has agreed, among other things, to enter into a fourth amendment to the Management and Services Agreement to, among other things, fix the combined annual payment of the management fees and the MStar technology fees at actual costs in an amount not to exceed $22 million annually. This amendment will be effective upon the consummation of the Restructuring.
     Competition
     While most of our daily newspapers are the only daily newspapers published in their respective communities, they do compete within their own geographic areas with weekly newspapers in their own or adjacent communities, other daily newspapers published in adjacent communities, as well as regional and national newspapers. Competition for advertising and paid circulation comes from local, regional and national newspapers, shoppers, radio and television broadcasters, cable television (national and local), direct mail, electronic media, including the Internet, and other forms of communication and advertising media that operate in our markets. Competition for advertising revenue (the aggregate amount of which is largely driven by national and regional general economic conditions) is largely based upon advertiser results, readership, advertising rates, demographics and circulation levels, while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Our non-daily publications, including shoppers, compete primarily with direct mail advertising, shared mail packages and other private advertising delivery services.
Corporate History and Structure
     Origins of the Newspaper Business
     The Morris family became involved with The Augusta (Ga.) Chronicle in 1929, when William S. Morris, Jr., father of today’s chairman, became a bookkeeper at the daily newspaper, which was started in 1785 as the Augusta Gazette, the town’s first newspaper. Mr. Morris Jr. purchased The Augusta Chronicle in the early 1940s with a partner, and later purchased his partner’s half interest. William S. Morris III joined the newspaper business in the 1950s and has been a chairman for more than three decades. William S. Morris IV, his elder son, is president and CEO of Morris Publishing.
     With the Augusta morning and afternoon newspapers as a base, the business began to expand. In the 1960s, the business acquired two other daily newspapers in Georgia — one in Savannah and one in Athens. In 1972, the business started its Texas operations, with newspapers in Amarillo and Lubbock. In 1983, the business acquired The Florida Publishing Company, which included The Florida Times-Union (Jacksonville, Florida) and other Florida newspapers.
     The business continued to expand in 1995 with the purchase of all of the outstanding stock of Stauffer Communications, Inc. This purchase included 20 daily newspapers, non-daily newspapers and shoppers, some of which subsequently were sold (as described below).

     As noted above, in 2001, Morris Publishing was formed to assume the newspaper operations of Morris Communications. The original name, “MCC Newspapers, LLC,” was changed to “Morris Publishing Group, LLC,” in July 2003.
     In recent years, Morris Publishing has continued to expand. In 2005, Morris Publishing launched Bluffton Today, a free daily newspaper, in Bluffton, South Carolina, a vehicle for new innovations in daily newspaper and Web publishing, with much of the content being user contributed. In 2006, Morris Publishing acquired from Community Newspapers, Inc., The (Barnwell, S.C.) People-Sentinel, The Hampton County (S.C.) Guardian, The (Edgefield, S.C.) Citizen News and the Sylvania (Ga.) Telephone, all non-daily newspapers located within the Augusta market area. In 2007, Morris Publishing launched North Augusta (S.C.) Today, a free weekly community newspaper specializing in local news and citizen journalism. An online companion to the printed product, NorthAugustaToday.com, mirrors the weekly printed publication and posts breaking news between publications. In 2007, Morris Publishing also launched Bryan County (Ga.) Now, Effingham County (Ga.) Now, and Frenship (Lubbock, Texas) Today, all weekly newspapers serving the rural areas of the company’s Savannah, Athens and Lubbock markets.
     In 2007, Morris Publishing entered into a strategic alliance with Yahoo! Inc., which we refer to as “Yahoo!,” joining the recently formed media consortium, which allows the company to reach Yahoo!’s community of online users. Part of that potential has been realized through the company’s agreement with Yahoo! for HotJobs, Search Services, Content Matched Ads and Sponsored Search Ads and through the cross selling of ad space between our properties and Yahoo! Web sites. This arrangement leverages our reach into the local advertising community and leverages Yahoo!’s reach into the local, national and global population.
     On November 30, 2007, Morris Publishing sold fourteen daily newspapers, three non-daily newspapers, a commercial printing operation and other related publications to GateHouse.
     Current Corporate Structure
     On January 28, 2009, Shivers, Morris Publishing’s indirect corporate parent, and Morris Communications, then Morris Publishing’s direct parent, consummated a reorganization of their company structure. In the reorganization, (1) Morris Communications distributed ownership of all membership interests in Morris Publishing to a new parent, MPG Holdings, a subsidiary of Shivers, and (2) Shivers distributed beneficial ownership of Morris Communications to an affiliated corporation, both subject to the existing pledges of the membership interests of Morris Publishing and Morris Communications to the administrative agent for the lenders under the relevant credit agreement. Subsequent to the reorganization, Morris Publishing remains an indirect subsidiary of Shivers, and Morris Communications remains an affiliate of Morris Publishing, but is no longer Morris Publishing’s parent.
Overview of the Newspaper Industry
     Key Cost Drivers: Labor and Newsprint
     Labor: Labor costs represent approximately 35-40% of total industry revenues. Total industry employment steadily declined in the 1990s, as significant investment in more automated production methods led to efficiencies and higher productivity per worker. However, industry-wide medical and health care insurance and pension benefit costs are rising.
     Newsprint: Newsprint costs (the cost of basic raw material) represent 10-15% of newspapers’ total revenues and is purchased by most companies from suppliers through a newspaper consortium. The supply of newsprint should remain adequate for the industry needs, and the industry’s relationship with the newsprint producers is generally good. However, price fluctuations have a significant effect on each newspaper company’s results of operations.
     Newsprint prices are volatile and fluctuate based upon factors that include foreign currency exchange rates and both foreign and domestic production capacity and consumption. We have not entered into hedging contracts for newsprint.
     Key Revenue Drivers: Advertising and Circulation
     The newspaper industry is reported to generate annual revenues of approximately $57 billion primarily based on advertising and circulation. On average, 80% of the industry’s revenue is derived from print and online advertising, while 20% comes from circulation. Approximately 74% of all newspaper revenue is from the print advertising media.

     While newspaper revenue is directly impacted by the level of advertising, it is indirectly impacted by market conditions and factors like changes in supply and demand for various products and changes in interest rates. Newspaper companies can affect, to some extent, the demand for advertising by influencing circulation and readership, and by adjusting advertising rates, sales efforts and customer service.
     There are three major classifications of newspaper advertising — retail, classified, and national:
•	Retail advertising, also called local advertising, has made up approximately 50% of total newspaper advertising. Main advertisers in this category are department and discount stores, grocery and drug stores, and furniture and appliance stores with local accounts and/or local retail operations. Local retail businesses that do display advertising also fall in this category;

•	Classified advertising includes employment, real estate sales or rentals, automotive and other categories, and has comprised approximately 34% of total newspaper advertising. It is the most cyclical type of newspaper advertising; and

•	National advertising, also known as general advertising, includes manufacturers’ product advertising, travel and resorts, or retailers with no local representatives in the market. This category is the smallest, and has comprised approximately 16% of total newspaper advertising, and carries the highest rates.
     In recent years, the slumping retail market has reduced demand for retail advertising, and the rise in the national unemployment rate, coupled with the decline in the real estate and automotive sectors, has led to a significant decline in classified advertising.
     With the increased competition from other forms of media and slumping advertising revenues, the downward pressure on newspaper earnings will likely remain intense in the near-term. “See Risk Factors — Risks Relating to Our Business and Industry.”
     Circulation and Readership
     Circulation is important to the newspaper industry in two ways. From an editorial perspective, increased circulation demonstrates the quality of the editorial product and the demand for the paper from readers. From a revenue perspective, advertisers are generally willing to pay higher rates for greater reach.
     The newspaper industry has faced circulation and readership declines over the past 25 years, with a large part of the decline due to a decline in evening newspapers, and the emergence of nightly news broadcasts, 24-hour news channels and the Internet. Partially offsetting such declines, the total number of morning daily newspapers has more than doubled over that period.
     The advertising recession over the past few years has driven publishing companies to reduce their operating costs. Consequently, the industry is experiencing a trend toward consolidation. By owning multiple properties in specific markets, newspaper publishers can spread costs and achieve greater efficiencies.
     Telemarketing rules adopted by the FTC and FCC, including the “National Do-Not-Call Registry” and regulations, have had an impact on the industry’s ability to source subscriptions through telemarketing. The industry has implemented several programs to offset the effect of this legislation and is focusing on retaining current customers through stronger retention efforts, which include increased customer service, lengthening the subscription periods for new and existing customers, and new payment methods.
     Newspapers have begun efforts in circulation and advertising target marketing segmentation. This allows newspapers to target individual households based on various demographic and lifestyle characteristics, focusing on those that “look like” the best and most desired customers. Newspapers believe that this effort plus increased retention efforts will allow them to better control circulation volumes and to grow circulation in the geographic and demographic groups that advertisers want.
     Online
     The Internet provides an additional medium through which newspapers reach audiences, and newspapers have ventured online to increase readership and leverage their local brands. Prior to the economic recession in 2008 and 2009, overall Internet and home broadband penetration had risen substantially during the previous ten years, with approximately one-third of all Internet users looking for local news turning to online newspapers.
     Online advertising revenue makes up approximately 7% of total newspaper advertising. Online advertising consists of display, banner, rich media, directories, classified or other advertising on Web sites associated and integrated with print publications and on third-party affiliated Web sites, such as Yahoo!.
     Historically, the majority of local online advertising dollars came from classifieds, with the Internet accounting for about 13-15% of all help wanted revenues. However, due to the current economic conditions and competition from other third-party online vendors, newspapers have seen a significant decline in revenues from all major classified online categories.
Reasons for the Restructuring
     We are pursuing the Restructuring in order to address our imminent debt repayment obligations. As of October 31, 2009, the Company had only approximately $27 million of unrestricted cash with which to satisfy the approximately $416 million in principal amount of debt we have outstanding and no realistic ability to obtain the necessary additional funds in the capital markets.
     We expect that the Restructuring, if successful, will increase our capital and liquidity levels and reduce the amount of our outstanding debt. Specifically, upon the completion of the Restructuring, we expect that the principal amount of our indebtedness would be reduced from approximately $416 million as of November 30, 2009 to approximately $126.6 million (plus accrued PIK interest since November 30, 2009) immediately after the consummation of the Restructuring.
     Assuming we are able to complete the Restructuring, we expect that, for the reasonably foreseeable future, cash generated from operations, together with the proceeds from the Working Capital Facility, if applicable, will be sufficient to allow us to service our debt, fund our operations, and increase working capital as necessary to support our strategy and to fund planned capital expenditures and expansions.
     If we do not complete the Restructuring either through the Recapitalization Plan or the Prepackaged Plan, we will face an immediate liquidity crisis. If we do not complete the Restructuring, we do not expect, and we cannot assure you, that we will have, or have access to, sufficient liquidity to meet our debt repayment obligations, including any potential acceleration of our Tranche A term loan under the Existing Credit Agreement, which may occur as early as May 15, 2010 (which may, in turn, also lead to a default under, and acceleration of, our other indebtedness, including under the Old Notes Indenture). As a result, we may be forced to seek protection under the Bankruptcy Code. See “Risk Factors — Risks Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan.”
     We believe that a bankruptcy (other than the Prepackaged Plan) could result in recoveries to our creditors (including holders of our Old Notes) substantially less than those expected to result from the Exchange Offer or Prepackaged Plan and could materially and adversely affect our business and prospects.
     We therefore determined to pursue this Restructuring because we believe that it is superior to any existing alternative.
Key Events Leading to the Restructuring
     Recently, our operations have been adversely affected by the general deterioration in the publishing and newspaper industries, particularly through the continuing severe decline in advertising revenue in this recession and the permanent loss to other media within various categories. The current state of the newspaper industry is reflected in (1) the chapter 11 filings in recent months of Triple Crown Media, Inc., The Star Tribune Company (Minneapolis Star Tribune), the Journal Register, the Tribune Company (the Chicago Tribune, Los Angeles Times and Baltimore Sun), Philadelphia Newspaper LLC (the Philadelphia Inquirer and the Philadelphia Daily News), the Sun-Times Media Group, Inc. (the Chicago Sun Times) and Freedom Communications Holding, Inc. (the Orange County Register) and (2) the recent closure of several longstanding newspapers, such as the Rocky Mountain News, the Seattle Post-Intelligencer and the Tucson Citizen.
     As a result of this general industry-wide deterioration, we faced increasing constraints on our liquidity, including our ability to service the approximately $415.8 million in principal amount of combined indebtedness owed to our lenders and noteholders as of November 30, 2009.

     Pursuant to the terms of the Old Notes and the Old Notes Indenture, interest payments are due on February 1 and August 1 of each year, until maturity. In advance of the February 2009 scheduled interest payment, on January 28, 2009, we issued a press release announcing the hiring of Lazard Freres & Co. LLC as our financial advisor and Neal, Gerber & Eisenberg, LLP, as our legal counsel, for the purpose of assisting us in evaluating the strategic options regarding our existing capital structure.
     Shortly thereafter, holders of approximately $226 million in aggregate principal amount of the Old Notes, representing at the time more than 80% of the aggregate principal amount of the Old Notes outstanding, formed an informal group, the Ad Hoc Committee, for purposes of entering into discussions with the legal and financial advisors to the Company concerning a potential restructuring of the Company. The Ad Hoc Committee retained the Ad Hoc Committee Advisors, i.e., Stroock & Stroock & Lavan LLP, referred to as “Stroock,” as restructuring counsel and FTI Consulting, Inc., referred to as “FTI,” as financial advisor in connection with such discussions.
     On February 1, 2009, the Company failed to make the $9.7 million interest payment due under the Old Notes and Old Notes Indenture.
     Thereafter, we, the Ad Hoc Committee and our then-senior secured lenders commenced discussions regarding the terms of a possible restructuring of our various debt obligations. As part of these discussions, on February 15, 2009, the Ad Hoc Committee Advisors sent us a list of due diligence and information requests. In response, we established a virtual data room with information and documents responsive to the Ad Hoc Committee Advisors’ requests. On February 26, 2009, we and the holders of Old Notes representing at the time more than 80% of the aggregate principal amount of the Old Notes outstanding entered into a forbearance agreement whereby, among other things, such holders agreed to refrain for a specified period of time from pursuing remedies on account of our failure to make the scheduled interest payment required under the Old Notes and Old Notes Indenture. On that same date, we and the administrative agent for our then-senior secured lenders entered into a waiver agreement whereby, among other things, our then-senior secured lenders agreed to waive for a specified period of time any defaults under the Prior Credit Agreement as a result of our failure to make the scheduled interest payment due on account of the Old Notes. On March 24, 2009, we provided a formal response to the Ad Hoc Committee Advisors’ diligence and information requests.
     Over the course of the following several months, we, the Ad Hoc Committee and our then-senior secured lenders continued to exchange information and discuss potential restructuring terms, and the holders of Old Notes representing at the time more than 80% of the aggregate principal amount of the Old Notes outstanding and our then-senior secured lenders continued to agree to waive defaults and/or forbear from exercising remedies on account of any defaults associated with the Prior Credit Agreement or Old Notes.
     On August 1, 2009, the Company failed to make the $9.7 million interest payment due under the Old Notes and Old Notes Indenture.
     On September 23, 2009, we and the Ad Hoc Committee reached agreement on the principal terms of a restructuring as set forth in a term sheet executed by the holders of Old Notes representing at the time more than 80% of the aggregate principal amount of the Old Notes outstanding. This term sheet was amended on September 23, 2009 to, among other things, provide additional time to commence the Exchange Offer and solicitation of acceptances of the Prepackaged Plan. This term sheet, as amended, is referred to as the “Term Sheet.” On October 30, 2009, we entered into the Support Agreement, which outlines the transactions contemplated by the Term Sheet and is described in detail below, with holders of Old Notes who, together with holders of Old Notes that subsequently joined the Support Agreement, represent approximately 75% of the aggregate principal amount of the outstanding Old Notes. The Term Sheet is attached as Exhibit A to the Support Agreement, a copy of which was filed on our Current Report on Form 8-K, filed on November 5, 2009. The Term Sheet provides, among other things, for the restructuring of the Old Notes through an out-of-court exchange offer (if holders of at least 99% of the aggregate principal amount of the Old Notes participate) or a chapter 11 filing and a plan of reorganization confirmed under the Bankruptcy Code. See also “— The Support Agreement.”
Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring
     On October 15, 2009, pursuant to the terms of the Term Sheet, Morris Publishing entered into the Existing Credit Agreement, which amended and restated our $136.5 million Prior Credit Agreement. The amendment and restatement immediately followed the acquisition by an affiliate of ACON Investments, L.L.C. named Tranche Holdings, LLC, referred to as “Tranche Holdings,” of all outstanding loans under the Prior Credit Agreement. The Existing Credit Agreement converted all existing loans under the Prior Credit Agreement into the following three tranches of term loans: a Tranche A term loan in an aggregate principal amount of $19.7 million, a Tranche B term loan in an aggregate principal amount of $6.8 million plus accrued PIK interest and a Tranche C term loan in an aggregate principal amount of $110 million plus accrued PIK interest. All of the Tranche B term loan was acquired by our affiliate, MPG Revolver Holdings, LLC, referred to as “MPG Revolver,” and all of the Tranche C term loan was acquired by Morris Communications.
     The parties to the Existing Credit Agreement are (1) Morris Publishing as borrower, (2) Morris Communications, (3) Tranche Manager, LLC as administrative agent, and (4) Tranche Holdings, MPG Revolver, and Morris Communications as lenders.
     Under the Existing Credit Agreement, the Tranche A term loan bears cash interest at the rate of 15% per year. The 5% interest rate on the Tranche B term loan and the 15% interest rate on the Tranche C term loan are required to be paid-in-kind (“PIK”) as an addition to the principal amount when due rather than cash. All tranches of loans under the Existing Credit Agreement mature in two years, with two six-month extension options during which extensions the interest rate on the Tranche A term loan would increase to 17.5% and 20%, respectively. However, if the Restructuring is consummated, the Tranche A term loan will mature earlier, on the deadline for the required refinancing of the Tranche A term loan pursuant to the Support Agreement (150 days after the consummation of the Restructuring).
     All principal payments on the senior debt will be applied first to the Tranche A term loan until paid in full. Principal payments are required from Morris Publishing’s cash flow to reduce the Tranche A term loan quarterly and, after the issuance of the New Notes, monthly. All three tranches of debt under the Existing Credit Agreement remain senior to the Old Notes; however, pursuant to the Escrow Agreement, MPG Revolver and Morris Communications have deposited the Tranche C term loan, which has an aggregate principal amount of $110 million plus accrued PIK interest, into an escrow account for eventual cancellation upon successful consummation of the Restructuring.
     The execution of the Existing Credit Agreement in the Senior Refinancing Transaction was a condition precedent to the Restructuring pursuant to the Term Sheet. The holders who formed the Ad Hoc Committee provided approvals for the consummation of the Senior Refinancing Transaction under the Old Notes Indenture.
     Pursuant to the Escrow Agreement, upon the exchange of the New Notes, the relevant Morris Publishing affiliates will cancel the Tranche C term loan which has an aggregate principal amount of $110 million plus accrued PIK interest in repayment of senior indebtedness having an aggregate principal amount of approximately $24.5 million, plus accrued and unpaid interest from September 30, 2009 until but excluding the date on which the Restructuring is consummated, to Morris Publishing and as a contribution to capital of approximately $85.5 million plus the amount of any PIK interest that has accrued on the Tranche C term loan since the date of the Existing Credit Agreement.
     The loans under the Existing Credit Agreement continue to be guaranteed by all subsidiaries of Morris Publishing, as well as Morris Communications and all of its wholly-owned, domestic subsidiaries, and secured by substantially all of the assets of such guarantors and Morris Publishing. In the case of the security interests granted by Morris Communications and its subsidiaries, the ability of the lenders to exercise collateral foreclosure remedies generally are not permitted prior to May 15, 2010, so long as all interest payments on the Tranche A term loan have been timely made and certain bankruptcy events have not occurred.
     In connection with the Senior Refinancing Transaction, (1) the equity of MCC Outdoor, LLC (a former subsidiary of Morris Communications engaged in the outdoor advertising business) was transferred to FMO Holdings, LLC, and (2) MCC Outdoor, LLC was released from its guaranty, and its equity and assets no longer serve as security for the obligations under the Existing Credit Agreement. An affiliate of Tranche Holdings (Magic Media, Inc.) is the controlling member of FMO Holdings, LLC, and a subsidiary of Morris Communications has a significant equity interest in FMO Holdings. Other than the relationships relating to FMO Holdings, LLC and, with respect to the Existing Credit Agreement, we and our affiliates have no material relationship with Tranche Holdings.
     The Existing Credit Agreement contains various representations, warranties and covenants generally consistent with the Prior Credit Agreement, but with certain additional limitations applicable prior to the repayment in full of the Tranche A term loan. Financial covenants in the Existing Credit Agreement require us to meet certain financial tests on an on-going basis, including a minimum interest coverage ratio, minimum fixed charge coverage ratio, and maximum cash flow ratios, based upon the combined consolidated financial results of Morris Publishing and Morris Communications. The financial covenants will be calculated as if the Restructuring had been completed. An event of default will occur under the Existing Credit Agreement if the Restructuring has not been completed by May 15, 2010. Other new events of default include a determination by the administrative agent for the Tranche A term loan, in its sole discretion, that there has been a diminution of value in the collateral or that we are not making adequate progress to consummate the Restructuring.
     Unless refinanced prior to the Restructuring, the Tranche B term loan remaining after the Restructuring will rank pari passu with the New Notes and shall cease to be secured by the liens securing the Existing Credit Agreement, and shall share in the same collateral securing the New Notes on a second priority basis. On or prior to 150 days from the date of the Restructuring, Morris Publishing must refinance the Tranche A term loan with a term loan and/or revolver provided by a commercial bank unaffiliated with us at an annual interest rate no greater than LIBOR plus 970 basis points. Such refinanced debt, including the refinanced debt attributable to the refinancing of the Tranche B term loan, will be senior to the New Notes and will be secured by a first lien on substantially all of Morris Publishing’s assets.
     In the event of any prepayment of the Tranche A term loan prior to the second anniversary of the closing date of October 15, 2009, referred to as the “Closing Date,” a prepayment fee shall become due in the amounts set forth below, referred to as the “Prepayment Fee:”
     (1) during the first year of the loan, a fee equal to 7.5% of such prepayment amount less the aggregate      amount of interest paid in cash on such amount during the period between the Closing Date and the date of such payment, and
     (2) during the second year of the loan, a fee equal to (a) the amount of interest which would have accrued in respect of such prepayment amount as if such amount had remained outstanding at all times during the second year of the loan less (b) the aggregate amount of interest paid in cash on such principal prepayment amount during the period between the first anniversary of the Closing Date and the date of such prepayment.
     With respect to the Prepayment Fee, the obligation of Morris Publishing and its subsidiaries is limited to an aggregate amount of not more than $300,000, with any excess Prepayment Fee obligations being liabilities solely of Morris Communications and its subsidiaries.
The Support Agreement
     The following is a summary of the material terms and provisions of the Support Agreement. While we believe this summary covers the material terms and provisions of the Support Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Support Agreement. A copy of the Support Agreement was filed as an Exhibit to our Current Report on Form 8-K, which we filed with the SEC on November 5, 2009, and the amendments thereto are described in our Current Reports on Form 8-K, which we filed with the SEC on November 9, 2009, November 18, 2009 and December 14, 2009. We encourage you to read carefully the Support Agreement in its entirety.
     On October 30, 2009, Morris Publishing and its subsidiaries, including Morris Publishing Finance, entered into the Support Agreement with holders of Old Notes who, together with holders of Old Notes that subsequently joined the Support Agreement, represent approximately 75% in aggregate principal amount of the outstanding Old Notes. The Support Agreement is the result of arms’ length negotiations with the Ad Hoc Committee. The Support Agreement subsequently was amended to, among other things, provide additional time to commence the Exchange Offer.
     Pursuant to the Support Agreement, the Consenting Holders (i.e., the holders of Old Notes that are party to the Support Agreement) have agreed, among other things:
•	to timely tender all of their Old Notes (free and clear of any encumbrances or restrictions), whether owned as of the date of the Support Agreement or thereafter acquired, in the Exchange Offer and not to withdraw or revoke any such tender unless and until the Support Agreement is terminated in accordance with its terms;

•	to timely vote to accept the Prepackaged Plan, subject to their receipt of this Offering Memorandum and Disclosure Statement and other solicitation materials that are subsequently approved by the Bankruptcy Court, and not to revoke any such vote unless and until the Support Agreement is terminated in accordance with its terms;

•	to timely vote against and not consent to or otherwise directly or indirectly support, solicit, assist, encourage or participate in the formulation of any restructuring or reorganization (or any plan or proposal for any restructuring or reorganization) of the Company other than the Exchange Offer and Prepackaged Plan;

•	if chapter 11 cases have been commenced in accordance with the Support Agreement, not to directly or indirectly seek, solicit, support, or encourage the termination or modification of our exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action that could prevent, interfere with, delay or impede the implementation or consummation of the Restructuring; and

•	not to take any action that is inconsistent with, or that would delay consummation or confirmation of, the Exchange Offer or the Prepackaged Plan.
The Consenting Holders have agreed to cause certain of their affiliates to comply with the foregoing agreements. The foregoing agreements are conditioned on, among other things, (1) the Support Agreement not having been terminated in accordance with its terms and (2) the Prepackaged Plan and the agreements and other documents implementing, effecting or relating to the Exchange Offer and Prepackaged Plan, which are referred to as the “Definitive Documents,” being consistent in all material respects with the Term Sheet and otherwise being reasonably satisfactory in all respects to the Requisite Holders, i.e., Consenting Holders holding at least 50% in aggregate principal amount of Notes held by Consenting Holders. Additionally, the Consenting Holders have agreed not to sell, transfer, loan, hypothecate, assign or otherwise dispose of any part of their Old Notes, except to participate in the Exchange Offer or unless the transferee is either a party to the Support Agreement or agrees to become a party to the Support Agreement, unless the Support Agreement has been terminated in accordance with its terms.
     Pursuant to the Support Agreement, we have agreed, among other things:
•	if the minimum tender condition, which requires at least 99% of the aggregate principal amount of the outstanding Old Notes to have been validly tendered and not withdrawn in the Exchange Offer, has not been satisfied by January 12, 2010:
•	to commence chapter 11 cases in accordance with the Support Agreement on or prior to January 19, 2010;

•	to obtain approval of this Offering Memorandum and Disclosure Statement and confirmation of the Prepackaged Plan from the Bankruptcy Court not later than 5:00 p.m. Eastern time on the date that is 30 calendar days after the date on which the chapter 11 proceeding shall have been commenced, subject to the schedule of the Bankruptcy Court; and

•	to consummate the Prepackaged Plan not later than 5:00 p.m. Eastern time on the date that is 11 calendar days after the date on which the Prepackaged Plan is confirmed by the Bankruptcy Court;
•	not to propose, support, assist, engage in negotiations in connection with or participate in the formulation of, any restructuring or reorganization of the Company other than the Restructuring prior to the consummation of the Restructuring, subject to the fulfillment of our fiduciary duties;

•	not to modify the Exchange Offer or the Prepackaged Plan in any manner that is inconsistent in any material respect with the Support Agreement or the Term Sheet;

•	not to withdraw or revoke the Exchange Offer or the Prepackaged Plan or publicly announce our intention not to pursue the Restructuring, subject to the fulfillment of our fiduciary duties;

•	to make the Definitive Documents contain terms and conditions consistent in all material respects with the Term Sheet and that otherwise are reasonably acceptable to the Requisite Holders;

•	to pay for certain fees and expenses of the Ad Hoc Committee’s legal and financial advisors;

•	to limit our ability to take certain actions, including issuing securities, hiring additional employees, making capital expenditures and incurring indebtedness prior to the consummation of the Restructuring;

•	to conclude the Exchange Offer by January 12, 2010;

•	to have certain amounts of cash on hand when the Restructuring is consummated;

•	that the aggregate outstanding balance on the Tranche A term loan will not exceed $19.7 million at any time, and that the aggregate outstanding balance of the Tranche B term loan will not exceed $6.8 million (plus accrued paid-in-kind interest) at any time;

•	that the Tranche A term loan will not be held by an affiliate of the Company at any time;

•	not to make certain amendments to the Existing Credit Agreement, including, without limitation, with respect to increasing the aggregate principal amount or the interest rate of the loans outstanding under the Existing Credit Agreement;

•	on or prior to 150 days from the consummation of the Restructuring, to refinance the Tranche A term loan, and we may, at our option, refinance the Tranche B term loan, in each case with a term loan and/or revolver that is provided by a commercial bank unaffiliated with us and that complies with certain terms and conditions outlined in the Support Agreement (see “— Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring”). If the Tranche B term loan is not refinanced on or prior to 150 days from the consummation of the Restructuring, the Tranche B term loan will mature four years and six months from the date the New Notes are issued (i.e., four years and six months after the effective date of the Exchange Offer or Prepackaged Plan, as the case may be), and will only be capable of amortization or repayment on a pro rata basis with the New Notes;

•	if the minimum tender condition, which requires at least 99% of the aggregate principal amount of the outstanding Old Notes to have been validly tendered and not withdrawn in the Exchange Offer, has been satisfied, to consummate the Exchange Offer within three business days after the Expiration Date;

•	to allow holders of the New Notes to appoint a non-voting observer to Morris Publishing’s board of directors so long as any New Notes remain outstanding (see “Directors and Management”);

•	to make certain amendments to our Tax Sharing Agreement within 15 business days of commencing the Exchange Offer that generally (1) treat any indebtedness of MPG Newspaper Holding, LLC, as a direct obligation of the Company for purposes of the Tax Sharing Agreement, (2) provide that the Trustee under the New Notes Indenture will have an approval right with respect to certain elections made or positions taken for tax return purposes, and (3) clarify that, other than any resulting liability pursuant to the terms of the Tax Sharing Agreement, the Company will have no liability for, and shall be indemnified against, any federal, state or local income or franchise taxes resulting from the Restructuring;

•	to make certain amendments to our Management and Services Agreement that will become effective upon the consummation of the Restructuring (see “— Overview of our Operations — Shared Services”); and

•	to enter into deposit account control agreements with respect to each deposit account that is or will be in place for the benefit of our lenders under the Existing Credit Agreement on or prior to the consummation of the Restructuring.
The foregoing agreements of the Company terminate if the Support Agreement has terminated in accordance with its terms. Other than the agreements described in the last 11 bullet points, the foregoing agreements may be waived by the Requisite Holders.
     Under the Support Agreement, the Company may enter into a first-lien secured, revolving credit Working Capital Facility with an aggregate maximum principal amount not to exceed up to $10 million, provided that any Working Capital Facility permits (1) the payment of interest on the New Notes at all times (other than when an event of default under the Working Capital Facility shall have occurred and be continuing), and (2) the amortization of the New Notes when there is no outstanding balance on the Working Capital Facility. As a condition to obtaining the Working Capital Facility, the Company is required to use available cash to repay the Tranche A term loan (or the refinanced debt, if applicable).
     Additionally, pursuant to the Support Agreement, the Consenting Holders waive, with respect to the Old Notes held by them, certain provisions of the Old Notes Indenture that would restrict the consummation of the Senior Refinancing Transaction and they agree to provide their consent in favor of the Old Notes Indenture Amendment.
     The Support Agreement may be terminated by the Requisite Holders if, among other things, any of the following occur:
•	a material breach by the Company of any of its obligations or agreements under the Support Agreement or any of the Definitive Documents;

•	the issuance by a governmental authority of any ruling or order enjoining the consummation of a material portion of the Restructuring;

•	any event, change, effect, occurrence, development, circumstance or change of fact occurs that has or would reasonably be expected to have a material adverse effect on (1) the consolidated financial condition, property, operations, business or prospects of the Company taken as a whole, (2) the ability of the Company to perform its obligations under any of the Definitive Documents, (3) the validity or enforceability of any of the Definitive Documents or (4) the rights and remedies of the Consenting Holders under any of the Definitive Documents, or that materially impairs the ability of the Company to perform its obligations under the Support Agreement, subject to the Company’s cure rights;

•	any representation or warranty of the Company proves to be materially incorrect, subject to the Company’s cure rights; or

•	the Bankruptcy Court enters an order that grants relief that is materially inconsistent with the Support Agreement, the Term Sheet or the Prepackaged Plan.
     The Support Agreement may be terminated by the Company if, among other things, any Consenting Holder breaches any of its representations, warranties or covenants in the Support Agreement, if the breach would have a material adverse impact on the Company or the consummation of the Restructuring, subject to the Consenting Holder’s limited right to cure such breach.
     The Support Agreement will automatically terminate upon the earlier of the consummation of the Restructuring and September 30, 2010. The Support Agreement also may be terminated by mutual written agreement of the Company and the Requisite Holders.
     If the Support Agreement is terminated, the Consenting Holders may revoke any vote or consent given prior to the termination. Additionally, the Consenting Holders would have all rights and remedies they would have had had the Support Agreement not been executed.
     Finally, pursuant to an amendment to the Support Agreement, we may not make or permit, from December 9, 2009 through the consummation of the Restructuring, any intercompany payments from us to any affiliate that is not at any time a debtor in our chapter 11 cases, other than with respect to claims held by such non-debtor affiliates in the ordinary course of business and consistent with past practice or course of dealing between the debtors and such non-debtor affiliate. We have agreed to satisfy this provision by (1) filing as part of a plan supplement a schedule or list signed by an officer of the Company showing such claims held by the non-Debtor affiliate as of the filing of the chapter 11 cases, and (2) providing to the Ad Hoc Committee Advisors prior to the consummation of the Restructuring a schedule or list signed by an officer of the Company showing such intercompany payments made during the chapter 11 cases. To the extent we breach this provision of the Support Agreement prior to the consummation of the Restructuring, any votes cast by the Consenting Holders pursuant to the Support Agreement to accept the Prepackaged Plan will be deemed withdrawn upon written notice by counsel to the Ad Hoc Committee to the Company; provided, however, the Company will have three business days after receipt of such notice to cure such breach solely by the non-debtor affiliate returning such payment or waiving such claim, in which event the Consenting Holders’ votes in favor of the Prepackaged Plan will be immediately reinstated
Old Notes Indenture Amendment
     Assuming the Consenting Holders do not breach their obligations under the Support Agreement and provide their consent to the adoption of the Old Notes Indenture Amendment, the Old Notes Indenture Amendment will be effective if and when the Exchange Offer is consummated.
     The Old Notes Indenture Amendment removes most of the covenants contained in the Old Notes Indenture as well as certain redemption rights of the holders of Old Notes. Upon the effectiveness of the Old Notes Indenture Amendment, the only covenants to which we will be subject will be the following:
•	the obligation to make principal and interest payments on the Old Notes when due;

•	the obligation to maintain an office or agency where the Old Notes may be surrendered for registration, transfer or exchange;

•	the obligation to file all regular periodic reports with the SEC as a voluntary filer; and

•	the obligation to deliver certificates of compliance to the trustee to the effect that we have complied with all covenants under the Old Notes Indenture, as amended by the Old Notes Indenture Amendment, and are not in default.
The Old Notes Indenture Amendment also removes the provision giving us the optional right to redeem Old Notes using the net cash proceeds of public equity offerings on or prior to August 1, 2006.
     In addition, the Old Notes Indenture Amendment materially revises the events of default to provide that the only events of default will be the failure to make principal and interest payments when due and certain events of bankruptcy affecting Morris Publishing or certain of its subsidiaries.
     Any Old Notes that are not tendered in a successful Exchange Offer will be governed by the Old Notes Indenture, as it is amended by the Old Notes Indenture Amendment.
Fees and Expenses in Connection with the Restructuring
     We will pay the expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the exchange agent, information agent and tabulation agent, as well as printing, accounting and legal fees. We have retained Ipreo Holdings LLC as information agent, Wilmington Trust Company, an affiliate of Wilmington Trust FSB, the trustee under the New Notes Indenture, as exchange agent, and Kurtzman Carson Consultants, as the tabulation agent, in connection with the solicitation of acceptances of the Prepackaged Plan. These agents will receive customary fees for their services. We have agreed to reimburse these agents for their respective out-of-pocket expenses including, in some cases, legal fees and to indemnify certain of these agents against certain liabilities and to contribute to payments that they may be required to make in respect thereof.
     In addition, we have agreed to pay all reasonable fees, expenses and disbursements of the Ad Hoc Committee Advisors. Based on estimated legal, accounting, information agent, exchange agent, tabulation agent, trustee, printing and other expenses associated with the Exchange Offer and solicitation of acceptances of the Prepackaged Plan and including the fees of the Ad Hoc Committee Advisors, we expect that we will incur fees and expenses of approximately $3.2 million.
     No fees or commissions have been or will be paid by us to any broker, dealer or other person, other than these agents, in connection with the Exchange Offer, and we do not have any contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting tenders in the Exchange Offer.

ACCOUNTING TREATMENT
     The Recapitalization Plan, including the Exchange Offer, will be accounted for as a troubled debt restructuring pursuant to current accounting guidance. The exchange of our Old Notes for the New Notes will be treated as the issuance of new debt in full settlement of the existing debt since the exchange consideration, consisting of the New Notes received for any Old Notes tendered, would result in the full settlement of our Old Notes exchanged. Assuming that 100% of our Old Notes are tendered in the Exchange Offer, we will exchange $100 million in aggregate principal amount of New Notes for the outstanding $278,478,000 aggregate principal amount of our Old Notes. Our Old Notes along with accrued interest will be removed from our consolidated balance sheet.
     The carrying value of our Old Notes tendered, which includes accrued interest, will be greater than the estimated sum of the total cash outflows required by the New Notes. In accordance with troubled debt restructuring, we will record a gain on the Exchange Offer representing the difference between the carrying value of our Old Notes and the sum of the total cash out flows required by the New Notes issued on the completion of the exchange offer, the unamortized loan costs related to our Old Notes and the costs associated with the Exchange Offer. The carrying value of the New Notes will be the sum of the $100 million in aggregate principal amount issued upon completion of the exchange offer and any additional required future cash out flows.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
     The following unaudited pro forma financial information has been presented to give effect to and show the pro forma impact of the transactions contemplated by the Recapitalization Plan, which include (1) the Exchange Offer, and (2) the cancellation of approximately $110 million of senior indebtedness, which will eliminate our Tranche C term loan, and also shows the effect of the Senior Refinancing Transaction which closed on October 15, 2009. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transactions contemplated by the Recapitalization Plan occurred at the beginning of the periods presented, nor is it indicative of our future financial positions or results of operations.
     The unaudited pro forma adjustments were prepared based on the assumptions we believe are reasonable. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2009, gives effect to the Recapitalization Plan as if it had occurred on September 30, 2009. The unaudited income statements for the year ended December 31, 2008 and the nine months ended September 30, 2009, give effect to the Recapitalization Plan as if it had occurred on January 1, 2008.
     Due to the fact that the transactions contemplated by the Recapitalization Plan have not yet been completed, the selected pro forma financial information assumes that:
•	100% of the Old Notes, including all accrued and unpaid interest thereon, are exchanged for $100 million of New Notes in the Exchange Offer; and

•	the Restructuring is effected through the consummation of the Recapitalization Plan as opposed to the Prepackaged Plan.
     The selected unaudited pro forma financial information has been derived from our consolidated financial statements for the quarterly period ended September 30, 2009 which are included in our Quarterly Report on Form 10-Q for that period, which is incorporated by reference herein, and our consolidated financial statements for the year ended December 31, 2008 which are included in Exhibit C and should be read in conjunction with the sections of this Offering Memorandum and Disclosure Statement titled “Selected Historical Consolidated Financial Data.” The below unaudited financial statements have been prepared on the assumption that we have the ability to continue as a going concern and do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2009
($’s in thousands)

	Historical	Adjustment		Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,738	$—		$26,738
Accounts receivable, net of allowance for doubtful accounts	25,540	—		25,540
Inventories	2,157	—		2,157
Assets held for sale	2,025	—		2,025
Current portion of deferred income taxes	715	—		715
Income taxes receivable	5,295	1,313	(a)	6,608
Prepaid and other current assets	2,459	—		2,459

Total current assets	64,929	1,313		66,242

NET PROPERTY AND EQUIPMENT	97,388	—		97,388

OTHER ASSETS:
Intangible assets, net of accumulated amortization	7,474	—		7,474
Deferred loan costs and other assets, net of accumulated amortization of loan cost	5,673	(3,484	)(b)	2,189

Total other assets	13,147	(3,484)		9,663

Total assets	$175,464	$(2,171)		$173,293

LIABILITIES AND MEMBER’S DEFICIENCY IN ASSETS
CURRENT LIABILITIES:
Accounts payable	$5,275	$—		$5,275
Accrued interest	22,955	(22,742	)(c)	213
Due to Morris Communications	3,426	—		3,426
Deferred revenues	12,622	—		12,622
Accrued employee costs	4,798	—		4,798
Other accrued liabilities	2,469	—		2,469
Current portions of long-term debt:	414,978	(399,384	)(j)	15,594

Total current liabilities	466,523	(422,126)		44,397
LONG-TERM DEBT, less current portion	—	194,855		194,855
DEFERRED INCOME TAXES, long-term portion	13,024	(30,222	)(a)	(17,198)
OTHER LONG TERM LIABILITIES	2,803	—		2,803

Total liabilities	482,350	(257,493)		224,857
MEMBER’S DEFICIENCY IN ASSETS:
Member’s deficit	(839,274)	91,983	(f)(g)	(747,291)
Retained earnings	550,405	145,322	(h)(a)	695,727
Loan receivable from Morris Communications
Loan receivable	(24,500)	24,500	(f)	—
Interest earned on loan receivable	6,483	(6,483	)(g)	—

Net receivable	(18,017)	18,017		—

Total member’s deficiency in assets	(306,886)	255,322		(51,564)

Total liabilities and member’s deficiency in assets	$175,464	$(2,171)		$173,293

Debt Pro Forma Summary
As of September 30, 2009
($’s in thousands)

	Historical	Adjustment		Pro Forma
Prior Credit Agreement
Revolving Debt	$60,000	$(60,000)	(d)	$—
Tranche A Term Loan	76,500	(76,500)	(d)	—
Total	136,500	(136,500)		—

Existing Credit Agreement
Tranche A Term Loan	—	19,700	(d)	19,700
Tranche B Term Loan	—	6,800	(d)	6,800
Tranche C Term Loan	—	110,000	(d)	110,000
Tranche C Term Loan	—	(110,000	)(f)	(110,000)

Total	—	26,500		26,500
Old Notes Indenture
Old Notes	278,478	(278,478	)(e)	—

New Indenture
Stated principal amount of New Notes	—	100,000	(e)	100,000
Additional cash out flows	—	83,949	(e)(i)	83,949

Total cash out flows on New Notes	—	183,949		183,949

Total debt	414,978	(204,529	)(j)	210,449

Less: current portion	414,978	(399,384)		15,594

Total long-term debt-less current portion	$—	$194,855		$194,855

Notes to Unaudited Pro Forma Balance Sheet and Debt Pro Forma Summary

Adjustments:

(a)	To reflect the impact of the cancellation of indebtedness on the deferred tax asset. The income tax provision recognizes no gain on cancellation of debt and reflects no tax attribute reductions as a result of the cancellation of debt. Change in income tax receivable relates to the benefit derived from writing off the deferred loan costs. See (b).

(b)	To cancel previously capitalized debt issuance costs related to the Old Notes.

(c)	To cancel previously accrued interest expense related to the Old Notes.

(d)	To reflect the Senior Refinancing Transaction.

(e)	To reflect the issuance of New Notes in exchange for 100% of the Old Notes.

(f)	To reflect the cancellation of the Tranche C term loan, which has a principal amount of $110 million plus accrued interest, in repayment of approximately $24.5 million of the loan receivable from Morris Communications and as a contribution to capital of approximately $85.5 million pursuant to the Recapitalization Plan.

(g)	To reclassify the $6.5 million in interest included in the $24.5 million loan receivable from Morris Communications to members interest.

(h)	Includes the $113.8 million in gain on the Exchange Offer representing the difference between the carrying value of the Old Notes, including accrued interest and debt issuance costs, and the estimated total future cash out flows of the New Notes issued (assuming 100% participation in the Exchange Offer).

(i)	The total amount of potential future cash payments on the New Notes in excess of the $100 million in stated principal amounts of the New Notes (assuming 100% participation). The New Notes have a maturity of four and one-half years and we have assumed a maximum interest rate of 15%, with 10% PIK interest. The actual amounts of future cash payments may be lower if, as expected, the floating interest rate on the New Notes is reduced and/or if principal payments are made prior to maturity.

(j)	The components of total current liabilities on the balance sheet are shown on the Debt Pro Forma Summary and reflect the principal amount of the term loans as of October 15, 2009, the date of the Senior Refinancing Transaction.

Unaudited Pro Forma Condensed Consolidated
Income Statement for the Nine Months
Ended September 30, 2009
($’s in thousands)

	Historical	Adjustment		Pro Forma
TOTAL NET OPERATING REVENUES:	$190,004	$—		$190,004

TOTAL OPERATING EXPENSES:	183,552	(7,994	) (a)	175,558

OPERATING INCOME	6,452	7,994		14,446

OTHER EXPENSES (INCOME):

Interest expense, including amortization of debt issuance costs	20,714	(20,714	) (b)	—
Interest expense related to Existing Credit Agreement	—	3,105	(c)	3,105

Total interest expense	20,714	(17,609)		3,105

Net write-off of note receivable	7,538	—		7,538
Other, net	(765)	—		(765)

Total other expense, net	27,487	(17,609)		9,878

(LOSS) INCOME BEFORE INCOME TAXES	(21,035)	25,603		4,568
(BENEFIT) PROVISION FOR INCOME TAXES	(7,871)	9,688	(d)	1,817

NET (LOSS) INCOME	(13,164)	15,915		2,751

Notes to Unaudited Pro Forma Income Statement for the Nine Months Ended September 30, 2009

Adjustments:

(a)	To remove debt restructuring costs related to the loans under the Prior Credit Agreement and the Old Notes. These costs would not have been incurred if the Restructuring had occurred on January 1, 2008.

(b)	To remove interest expense and amortization of debt issuance costs related to the loans under the Prior Credit Agreement and the Old Notes.

(c)	Interest expense related to the Tranche A term loan, which has an outstanding principal amount of $19.7 million ($2.2 million paid in cash at a fixed rate of 15% per year) and the Tranche B term loan, which has an outstanding principal amount of $7.9 million including $1.1 million of PIK interest in 2008 (plus $0.8 million of PIK interest in 2009 at a fixed rate of 15% per year) under the Existing Credit Agreement. During the nine-month period, the term loans are not refinanced and no excess cash is utilized to repay the Tranche A term loan.

(d)	To reflect income tax impact of (a), (b), and (c).

Unaudited Pro Forma Condensed Consolidated
Income Statement for the Twelve Months
Ended December 31, 2008
($’s in thousands)

	Historical	Adjustment		Pro Forma
TOTAL NET OPERATING REVENUES:	$321,829	$—		$321,829

TOTAL OPERATING EXPENSES:	442,125	—		442,125

OPERATING LOSS	(120,296)	—		(120,296)

OTHER EXPENSES (INCOME):

Interest expense, including amortization of debt issuance costs	30,110	(30,110	) (a)	—
Interest expense related to Existing Credit Agreement	—	4,034	(b)	4,034

Total interest expense	30,110	(26,076)		4,034

Gain from cancellation of debt (“COD”)	—	(113,787	) (c)	(113,787)

Pre-tax gains on repurchases of Old Notes	(9,271)	9,271	(d)	—
Other, net	(1,279)	—		(1,279)

Total other expense (income), net	19,560	(130,592)		(111,032)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(139,856)	130,592		(9,264)
PROVISION (BENEFIT) FOR INCOME TAXES	568	(16,626	) (e)	(16,058)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(140,424)	147,218		6,794

LOSS FROM DISCONTINUED OPERATIONS	(248)	—		(248)

NET(LOSS) INCOME	$(140,672)	$147,218		$6,546

Notes to Unaudited Pro Forma Income Statement for the Twelve Months Ended December 31, 2008

Adjustments:

(a)	To remove interest and loan amortization costs related to Old Notes and the Prior Credit Agreement.

(b)	To include interest expense related to the Tranche A term loan, which has an outstanding principal amount of $19.7 million ($3 million paid in cash at a fixed rate of 15% per year) and the Tranche B term loan, which has an outstanding principal amount of $6.8 million (plus $1.1 million of PIK interest at a fixed rate of 15% per year) under the Existing Credit Agreement. During the twelve-month period, the term loans are not refinanced and no excess cash is utilized to repay the Tranche A term loan.

(c)	Represents the difference between the carrying value of the Old Notes, including accrued interest and net of unamortized debt issuance costs, and the estimated total potential future cash out flows of the New Notes issued on the completion of the Exchange Offer, net of costs associated with the Exchange Offer, as set forth below:

($’s in thousands)	Historical	Adjustment	Pro Forma
Total principal amount outstanding on Old Notes	$—	$(278,478)	$(278,478)
Accrued interest expense related to Old Notes	—	(22,742)	(22,742)
Unamortized loan costs related to Old Notes	—	3,484	3,484
Stated principal amount of New Notes	—	100,000	100,000
Additional cash outflows on New Notes	—	83,949	83,949

The total principal amount outstanding on the Old Notes, the accrued interest expense related to the Old Notes and the unamortized loan costs related to the Old Notes are all as of September 30, 2009.

The additional cash outflows on the New Notes represents the total amount of future cash payments on the New Notes in excess of the $100 million in stated principal amounts of the New Notes (i.e., the interest payments thereon), assuming 100% participation. The New Notes have a maturity of four and one-half years, and we have assumed a maximum interest rate of 15%, with 10% PIK interest. The actual amount of future cash payments may be lower if, as expected, the floating interest rate on the New Notes is reduced and/or if principal payments are made prior to maturity.

(d)	To remove pre-tax gains on repurchases of Old Notes. During 2008, we repurchased $21.5 million of our $300 million of outstanding principal amount of our Old Notes for a total purchase price, including accrued interest, of $12.5 million. The pre-tax gains on these transactions was $9.3 million. These repurchases would not have occurred and we would not have incurred the pre-tax gain if the Restructuring had occurred on January 1, 2008.

(e)	To reflect income tax impact of (a), (b), (c) and (d). The income tax provision recognizes no gain on COD and reflects no tax attribute reductions as a result of the cancellation of debt.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
     The Exchange Offer is a critical component to completing the Restructuring through the Recapitalization Plan. Under the Recapitalization Plan, we are proposing to effect:
•	the exchange of at least 99% of the aggregate principal amount of Old Notes for New Notes; and

•	the cancellation of senior indebtedness in an aggregate principal amount of $110 million plus accrued PIK interest, which will eliminate our Tranche C term loan.
     See “The Restructuring — Senior Refinancing Transaction and Related Transactions in Connection with the Restructuring.”
     We do not make, and none of the exchange agent, the information agent, our financial advisors, our legal advisors or any of our or their respective affiliates makes, any recommendation as to whether or not holders of Old Notes should exchange Old Notes for New Notes in the Exchange Offer.
Terms of the Exchange Offer
     Morris Publishing and Morris Publishing Finance are offering to acquire any and all Old Notes in exchange for New Notes in accordance with the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and in the Letter of Transmittal. You may tender your Old Notes for exchange by following the procedures described under the heading “— Procedures for Tendering Old Notes” below.
     Holders of Old Notes who tender their Old Notes will receive their pro rata share of the $100 million aggregate principal amount of New Notes in full satisfaction of the principal amount of, and any accrued and unpaid interest through the consummation of the Exchange Offer on, the Old Notes so tendered and accepted. As of the date of this Offering Memorandum and Disclosure Statement, there is outstanding $278,478,000 aggregate principal amount of Old Notes, plus accrued and unpaid interest after we failed to make the February 1, 2009 and August 1, 2009 interest payments on the Old Notes. By way of example, if a holder tenders $10 million aggregate principal amount of Old Notes and 100% of the outstanding Old Notes are tendered in the Exchange Offer, this holder will receive approximately $3.6 million of New Notes.
Certain Matters Relating to Non-U.S. Jurisdictions
     This Offering Memorandum and Disclosure Statement will not, subject to limited exceptions, be distributed outside the United States and is not an offer to sell or exchange and it is not a solicitation of an offer to buy securities in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made into those countries and often impose stringent requirements about the form and content of offers made to the general public. We have not taken any action in any jurisdiction to facilitate a public offer of securities outside the United States or to facilitate the distribution of this Offering Memorandum and Disclosure Statement outside of the United States. This Offering Memorandum and Disclosure Statement does not constitute an invitation to participate in the Exchange Offer in any jurisdiction in which it is unlawful to make such invitation under applicable securities laws. The distribution of this Offering Memorandum and Disclosure Statement in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Memorandum and Disclosure Statement comes are required by us to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction other than the United States by us in relation to the Exchange Offer described herein that would permit a public offering of securities. Non-U.S. Holders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Old Notes that may apply in their home countries. We cannot provide any assurance or advice about whether such limitations may exist.
Expiration Date
     The Expiration Date for the Exchange Offer is 11:59 p.m., New York City time, on January 12, 2010, unless we extend this Expiration Date, which we may do for any reason, subject to our obligations under the Support Agreement. We may not extend the Expiration Date beyond January 8, 2010 without an amendment to or waiver of the Support Agreement.

Extensions; Amendments; Termination
     Subject to applicable laws and our obligations under the Support Agreement and the Existing Credit Agreement, we expressly reserve the right, in our sole discretion, for any reason, to:
•	extend the time period during which the Exchange Offer is open by giving notice of an extension to the holders of Old Notes in the manner described below during which extension all Old Notes previously tendered and not withdrawn will remain subject to the Exchange Offer;

•	waive or amend any of the other terms or conditions of the Exchange Offer; and/or

•	terminate the Exchange Offer, as described under “— Conditions to the Completion of the Exchange Offer” below.
     We will give prompt notice of any extension, waiver, amendment, or termination of the Exchange Offer to holders of Old Notes by disclosing such action by issuance of a press release or other public announcement and, at our election, we also may issue a supplement to this Offering Memorandum and Disclosure Statement that is sent to the holders of Old Notes. If we extend the time period during which the Exchange Offer is open, we will issue such a press release by 9:00 a.m., New York City time, on the day after the then Expiration Date. Without limiting the manner in which we may choose to make any announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to an appropriate news agency or another means of announcement that we deem appropriate.
     Under the Support Agreement, we are generally prohibited from waiving any condition to the Exchange Offer or making any changes to the terms and conditions to the Exchange Offer without the consent of the Requisite Holders. See “The Restructuring — The Support Agreement.” We also are prohibited under our Existing Credit Agreement from modifying or waiving any condition to the Exchange Offer without the consent of the administrative agent under that agreement.
Market and Trading Information
     The Old Notes are not listed on any exchange in the United States or elsewhere. Holders of the Old Notes are urged to contact their brokers or other advisors to obtain the best available information as to current market prices for the Old Notes before deciding whether to tender such Old Notes pursuant to the Exchange Offer.
Procedures for Tendering Old Notes
     Your tender of Old Notes to us and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and in the Letter of Transmittal.
     What to Submit and How
     The Old Notes are in book-entry form only. Therefore, if you, as a holder of Old Notes, wish to tender your Old Notes for exchange in the Exchange Offer, you must tender your Old Notes pursuant to the procedures described herein prior to the Expiration Date. Old Notes tendered in accordance with the book-entry procedures described under “— Book Entry Transfer” below will be tendered pursuant to an agent’s message, which means a message, transmitted through DTC’s Automated Tender Offers Program, referred to as “ATOP,” by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received, agrees to be bound by, and makes each of the representations and warranties contained in, the Letter of Transmittal and that we may enforce the Letter of Transmittal against such holder.
     In addition, prior to the Expiration Date, a timely book-entry confirmation, which means a confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC using the procedure for book-entry transfer described under “— Book-Entry Transfer,” along with an agent’s message or a Letter of Transmittal, must be received by the exchange agent.
     The method of delivery of Old Notes, Letters of Transmittal and all other required documentation, including delivery of Old Notes through DTC and transmission of an agent’s messages through DTC’s ATOP, is at your election and risk. Delivery will be deemed made when actually received by the exchange agent. Delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent. Sufficient time should be allowed to assure timely delivery to the exchange agent. Holders tendering Old Notes or transmitting agent’s messages through DTC’s ATOP must allow sufficient time for completion of the ATOP procedures during DTC’s normal business hours. No Old Notes, agent’s messages, Letters of Transmittal or any other required documentation should be sent to us.
     How to Sign Your Letter of Transmittal and Other Documents
     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered:
•	by a registered holder of the Old Notes or by a participant in DTC whose name is shown on a security position listing as the owner of the Old Notes; or

•	for the account of an eligible institution.
     If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:
•	a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another eligible institution within the meaning of Rule 17Ad-15 under the Exchange Act.
     If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of such person’s authority to so act must be submitted.
Certain Other Procedural Matters
     Any Old Notes not accepted for exchange for any reason will be returned promptly, without expense to the tendering holder, to the tendering holder of Old Notes after the expiration or termination of the Exchange Offer. See “— Acceptance of Old Notes for Exchange and Delivery of New Notes” below.
     We will have accepted the validity of tendered Old Notes if and when we give written notice of such acceptance to the exchange agent. If we do not accept any tendered Old Notes for exchange because it was an invalid tender or for any other reason, we will notify the exchange agent and instruct the exchange agent to credit the account maintained at DTC from which the tendered Old Notes were delivered promptly. See “— Acceptance of Old Notes for Exchange and Delivery of New Notes” below.
     Please note that delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent, and we will not be able to accept your tender of Old Notes until the exchange agent receives the information and documentation described under “— Acceptance of Old Notes for Exchange and Delivery of New Notes” below.
Book-Entry Transfer
     The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer promptly after the date of this Offering Memorandum and Disclosure Statement. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will be made only after (1) book-entry confirmation of delivery of such Old Notes and (2) timely receipt by the exchange agent of an agent’s message and all other documents required by the Letter of Transmittal.
     Although delivery of Old Notes will be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or the Letter of Transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, and all other required documentation, including a substitute Form W-9 or Form W-8, as the case may be, must in any case be transmitted to and received by the exchange agent at its address or facsimile number set forth on the back cover of this Offering Memorandum and Disclosure Statement on or prior to the Expiration Date.
     Please note that delivery of documents or electronic instructions to DTC in accordance with its procedures does not constitute delivery to the exchange agent, and we will not be able to accept your tender of Old Notes until the exchange agent receives the information and documentation described under “— Acceptance of Old Notes for Exchange and Delivery of New Notes” below.
     See “Book-Entry, Delivery and Form” for more information regarding DTC procedures.
Effect of Letter of Transmittal
     Subject to and effective upon the acceptance for exchange of Old Notes tendered thereby, by executing and delivering a Letter of Transmittal, or being deemed to have done so as part of your electronic confirmation of submission pursuant to DTC’s ATOP system, you (1) irrevocably sell, assign and transfer to or upon our order all right, title and interest in and to all the Old Notes tendered thereby and (2) irrevocably appoint the exchange agent as your true and lawful agent and attorney-in-fact with respect to the tendered Old Notes (with full knowledge that the exchange agent also acts as our agent), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:
•	transfer ownership of the Old Notes on the DTC book-entry transfer facility, together with all accompanying evidences of transfer and authenticity, to or upon our order;

•	present such Old Notes for transfer on our books; and

•	receive all benefits or otherwise exercise all rights and incidents of beneficial ownership of the Old Notes, all in accordance with the terms of the Exchange Offer.
Binding Interpretations
     We will determine in our reasonable discretion all questions as to the validity, form, eligibility and acceptance of Old Notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all Old Notes invalidly tendered or to not accept any particular Old Notes, which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of Old Notes. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as we shall determine. None of us, the exchange agent or any other person, shall be under any duty to give notification of any defect or irregularity with respect to any tender of the Old Notes for exchange, nor shall we or the exchange agent or any other person incur any liability for failure to give such notification.
Acceptance of Old Notes for Exchange and Delivery of New Notes
     Once all of the conditions to the Exchange Offer are satisfied or waived, we will accept all Old Notes validly tendered and will cause the issuance of New Notes within three business days of the expiration and acceptance of the Exchange Offer. The discussion under the heading “— Conditions to Completion of the Exchange Offer” below provides further information regarding the conditions to the Exchange Offer. For purposes of the Exchange Offer, we will be deemed to have accepted validly tendered Old Notes for exchange if and when we have given written notice of such acceptance to the exchange agent. The payment of New Notes will be in full satisfaction of the principal amount of, and all accrued and unpaid interest through the consummation of the Exchange Offer on, the Old Notes so tendered and accepted.
     The exchange of Old Notes pursuant to the Exchange Offer will be made by deposit of the New Notes with the exchange agent, which will act as agent for the purposes of receiving New Notes from us, and delivering New Notes to you.
     If, for any reason whatsoever, acceptance for exchange of any Old Notes validly tendered and not withdrawn pursuant to the Exchange Offer is delayed, or we extend the Exchange Offer or are unable to accept for exchange the Old Notes validly tendered and not withdrawn pursuant to the Exchange Offer, then, without prejudice to our rights set forth herein, we may instruct the exchange agent to retain validly tendered Old Notes, and those Old Notes may not be withdrawn, subject to the limited circumstances described in “— Withdrawal of Tenders” below.

     Under no circumstances will any interest be payable because of any delay in the transmission of New Notes to you with respect to accepted Old Notes or otherwise.
Withdrawal of Tenders
     Unless you are a party to the Support Agreement, you may withdraw tenders of Old Notes at any time prior to the Expiration Date. A holder who validly withdraws previously tendered Old Notes and does not validly re-tender Old Notes prior to the Expiration Date will not receive New Notes. A holder who validly withdraws previously tendered Old Notes and then validly re-tenders Old Notes prior to the Expiration Date will receive New Notes if we accept the new tender of Old Notes and consummate the Exchange Offer.
     If, for any reason whatsoever, acceptance for exchange of, or exchange of, any Old Notes tendered pursuant to the Exchange Offer is delayed, or if we extend the Exchange Offer or are unable to accept for exchange, or exchange, the Old Notes tendered pursuant to the Exchange Offer, then we may instruct the exchange agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, except to the extent that you are entitled to the withdrawal rights set forth herein. However, if we determine that we are unable to consummate the Exchange Offer, the Old Notes tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders.
     For a withdrawal to be valid, the exchange agent must receive a notice of withdrawal through DTC’s ATOP prior to 11:59 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must:
•	specify the name of the holder of the Old Notes to be withdrawn;

•	specify the aggregate principal amount represented by such Old Notes;

•	specify the name and number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the withdrawn Old Notes; and

•	otherwise comply with the procedures of DTC.
     If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of a request via DTC, even if physical release is not yet effected. A withdrawal of Old Notes only can be accomplished in accordance with the foregoing procedures.
     We will have the right, which may be waived, to reject the defective tender of Old Notes as invalid and ineffective. If we waive our right to reject a defective tender of Old Notes, subject to the other terms and conditions set forth in this Offering Memorandum and Disclosure Statement and accompanying Letter of Transmittal, you will be entitled to the Exchange Offer consideration.
     If you withdraw Old Notes, you will have the right to re-tender them prior to the Expiration Date in accordance with the procedures described above for tendering outstanding Old Notes. An extension of the Expiration Date will not affect a holder’s withdrawal rights, unless otherwise provided or as required by applicable law.
Transfer Taxes
     We are not aware of any obligation of holders who tender their Old Notes for exchange in the Exchange Offer to pay any transfer taxes. However, if any transfer taxes are imposed in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of the payment of such taxes or exemption from them is not submitted to us by the tendering holder, the amount of any such taxes will be billed directly to the tendering holder.
Conditions to the Completion of the Exchange Offer
     Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to exchange, Old Notes validly tendered (and not validly withdrawn) pursuant to the Exchange Offer, and we may terminate, amend or extend the Exchange Offer or delay or refrain from accepting for exchange, or exchanging, the Old Notes or transferring any offer consideration, if any of the following shall occur:
•	there shall not have been a sufficient number of Old Notes tendered into the exchange and not withdrawn (i.e., at least 99% of the aggregate principal amount of outstanding Old Notes);
•	we shall not have received the consent of holders of at least a majority in principal amount of Old Notes to the Old Notes Indenture Amendment; or

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our sole judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer.
     If the foregoing conditions are not satisfied, we may, at any time before the Expiration Date, subject to applicable laws and our obligations under the Support Agreement:
•	modify, extend or otherwise amend the Exchange Offer and retain all tendered Old Notes until the Expiration Date, as it may be extended, subject, however, to the withdrawal rights described in “— Withdrawal of Tenders” above; or

•	waive the unsatisfied conditions (if waivable by us) and accept all Old Notes tendered and not previously withdrawn.
     The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part at any time, and from time to time, in our reasonable discretion, subject to applicable law, our obligations under the Support Agreement to obtain the consent of the Requisite Holders to modifications to the Exchange Offer that are inconsistent in any material respect with the Support Agreement or the Term Sheet and our obligations under the Existing Credit Agreement to obtain the consent of the administrative agent under the Existing Credit Agreement to any actions requiring the consent of the Consenting Holders under the Support Agreement. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding. However, the conditions for completion of the Exchange Offer must be satisfied or waived by us prior to acceptance.
     We have not made a decision as to what circumstances would lead us to waive any such conditions, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Exchange Offer, subject to applicable law and our obligations under the Support Agreement and the Existing Credit Agreement. We will give holders notice of such amendments as may be required by applicable law.
     Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the Exchange Offer which, if not complied with or obtained, would have a material adverse effect on us.
     Under the Support Agreement, we are generally prohibited from waiving any condition to the Exchange Offer or making any changes to the terms and conditions to the Exchange Offer without the consent of the Requisite Holders. See “The Restructuring — The Support Agreement.” We also are prohibited under our Existing Credit Agreement from modifying or waiving any condition to the Exchange Offer without the consent of the administrative agent under that agreement.
Exchange Agent
     Wilmington Trust Company, an affiliate of the trustee under the Old Notes Indenture and the New Notes Indenture, has been appointed as the exchange agent for the Exchange Offer. Letters of Transmittal and all correspondence in connection with the Exchange Offer should be sent or delivered to the exchange agent in accordance with the instructions contained in the Letter of Transmittal.
Information Agent
     Ipreo Holdings LLC has been appointed as the information agent for the Exchange Offer. Questions relating to the procedures for tendering of Old Notes, requests for assistance and requests for additional copies of this Offering Memorandum and Disclosure Statement and the Letter of Transmittal may be directed to the information agent at its address and telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement.

Interests of Officers and Directors in the Old Notes
     As of the date of this Offering Memorandum and Disclosure Statement, Steve K. Stone, our Senior Vice President — Chief Financial Officer, beneficially owned Old Notes in the aggregate principal amount of $300,000. To our knowledge, none of our other directors, executive officers or controlling persons, or any of their affiliates, or any associate or majority-owned subsidiary of such persons, beneficially own any of the Old Notes or will be tendering any Old Notes pursuant to the Exchange Offer. Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Old Notes during the 60 days prior to the date of this Offering Memorandum and Disclosure Statement.
Consequences of Failure of the Exchange Offer
     If we do not consummate the Exchange Offer and we elect to proceed with the Restructuring under the Prepackaged Plan, all holders of Old Notes will receive the treatment provided in the Prepackaged Plan upon consummation of the Prepackaged Plan.
     If neither the Exchange Offer nor the Prepackaged Plan is consummated, we expect that it likely would be necessary to file for bankruptcy protection without the benefit of an agreed Prepackaged Plan, which may require significant and accelerated asset liquidations. No decision has been made by the Company’s board of directors to file petitions for relief under the Bankruptcy Code (outside the context of the Prepackaged Plan). See “Risk Factors — Risk Factors Related to NOT Accepting the Exchange Offer and Rejecting the Prepackaged Plan.”

DESCRIPTION OF THE NEW NOTES
     The following is a summary of the material terms of the New Notes and the New Notes Indenture. While we believe this summary includes the material terms of the New Notes and the New Notes Indenture, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the New Notes, the New Notes Indenture, the Intercreditor Agreement and the Guarantees. Copies of these documents are available upon request. Each of these documents is incorporated by reference into this Offering Memorandum and Disclosure Statement. We encourage you to read these documents carefully in their entirety.
     The New Notes will be issued under the New Notes Indenture, which will be entered into by Morris Publishing and Morris Publishing Finance, the Guarantors and Wilmington Trust FSB, as Trustee and collateral agent.
     The terms of the New Notes include those stated in the New Notes Indenture and those made part of the New Notes Indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the “TIA.”
     When we refer to “Morris Publishing,” “the Company,” “we,” “us” and “our” in this section, we refer only to Morris Publishing and not its subsidiaries. When we refer to the “Issuers” in this section, we refer to Morris Publishing and Morris Publishing Finance, together, and not their subsidiaries.
Brief Description of the New Notes
     The New Notes will:
•	be limited to $100 million aggregate principal amount, plus the principal amount of any additional New Notes issued in payment of paid-in-kind (PIK) interest;

•	bear interest that will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on a date we anticipate to be April 1, 2010:
•	at an aggregate rate of 15% per year, which will be payable 5% per year in cash and 10% per year in PIK interest added to the principal amount of the New Notes when due, from the date of original issuance until the earlier of (1) the repayment in full of the Tranche A term loan and (2) the maturity of the New Notes;

•	in the event the Tranche A term loan is refinanced and paid in full, either alone or in connection with a refinancing of the Tranche B term loan, for so long as any of this refinanced debt remains outstanding, at a rate of 5% per year plus the highest regular, non-default interest rate payable on this refinanced debt, with a minimum aggregate interest rate of 10% per year, payable 50% in cash and 50% in PIK interest; and

•	at such time as neither the Tranche A term loan nor any refinanced debt is outstanding, at a rate of 10% per year, payable in cash.
•	be secured by a second lien on substantially all of the assets of the Issuers and will rank:
•	junior in right of payment to the Tranche A term loan, any refinanced debt if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility;

•	equal in right of payment to the Tranche B term loan;

•	senior in right of payment to any current and future subordinated obligations of the Issuers; and

•	effectively senior to all existing and future unsecured obligations of the Issuers (including the Old Notes) to the extent of the value of the assets securing the New Notes;
•	be guaranteed by each of Morris Publishing’s existing and future subsidiaries, other than Morris Publishing Finance, which is an Issuer, on a second priority secured basis, subject to our right to terminate the Guarantee of a subsidiary pursuant to procedures set forth in the New Notes Indenture, as described under “— Guarantees,” where each Guarantee will be subordinated to senior indebtedness of the applicable Guarantor on the same basis as the New Notes will be subordinated to senior indebtedness of the applicable Issuer;

•	be subject to redemption if the Issuers have excess free cash flow at the end of any month, which will first be used to repay indebtedness under the Tranche A term loan, any refinanced debt if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility, and then will be applied on a pro rata basis to repay indebtedness under the Tranche B term loan and redeem the New Notes at a redemption price of 100% of the principal amount of the New Notes being redeemed plus accrued and unpaid interest to the date of redemption, subject to the terms of the Intercreditor Agreement, as set forth under “— Redemptions and Repurchases — Mandatory Redemption with Excess Free Cash Flow”;

•	be subject to repurchase by the Issuers, at the option of holders of New Notes, upon the occurrence of a change of control at a repurchase price, payable in cash, equal to 101% of the principal amount of the New Notes repurchased plus accrued and unpaid interest to the date of repurchase, which repurchase obligation will be subordinate to the prior repayment of the Tranche A term loan and, if applicable, any refinanced debt if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility, as set forth under “— Redemptions and Repurchases — Repurchase upon a Change of Control”;

•	be subject to redemption at any time at a redemption price equal to 103% of the aggregate principal amount of the New Notes being redeemed if the redemption occurs in the first year after original issuance, which percentage declines to 102% of the aggregate principal amount of the New Notes being redeemed if the redemption occurs in the second year after original issuance, 101% of the aggregate principal amount of the New Notes being redeemed if the redemption occurs in the third year after original issuance and 100% of the aggregate principal amount of the New Notes being redeemed if the redemption occurs any time thereafter, plus accrued and unpaid interest, if any, to the date of redemption, as set forth under “— Redemptions and Repurchases — Optional Redemption”;

•	if the proceeds arising from an event of loss are not reinvested as permitted by the New Notes Indenture, be subject to repurchase by the Issuers, at the option of holders of New Notes, with proceeds arising from an event of loss (which proceeds also will be used to reduce the balance of the Tranche B term loan), at a repurchase price, payable in cash, equal to 101% of the principal amount of the New Notes being repurchased, plus accrued and unpaid interest to the repurchase date, which repurchase obligation will be subordinate to the prior repayment of the Tranche A term loan, any refinanced debt if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility, as set forth under “— Redemptions and Repurchases — Repurchase upon Event of Loss”;

•	be subject to repurchase by the Issuers, at the option of holders of New Notes, with any net cash proceeds arising from an asset sale that remain after prepaying any senior indebtedness of the Issuers (which will also be used to reduce the balance of the Tranche B term loan), at a repurchase price, payable in cash, equal to 101% of the principal amount of the New Notes being repurchased, plus accrued and unpaid interest to the repurchase date, as set forth under “— Redemptions and Repurchases — Repurchase upon Consummation of an Asset Sale”;

•	mature four years and six months after the date of issuance (i.e., four years and six months after the effective date of the Exchange Offer or Prepackaged Plan, as the case may be); and

•	contain covenants that restrict the ability of the Issuers and the Guarantors to, among other things:
•	incur additional indebtedness, subject to certain exceptions;

•	declare dividends and make certain other payments and investments;

•	create certain liens;

•	engage in mergers or other fundamental changes; and

•	engage in certain transactions with affiliates.
     The New Notes initially will be issued in book-entry form only in denominations of $1 and whole multiples thereof. The New Notes are represented by permanent global certificates deposited with, or on behalf of DTC and registered in the name of DTC or in the name of Cede & Co., its nominee, in each case for credit to an account of a direct or indirect participant in DTC. Beneficial interests in the New Notes are shown on, and transfers are effected only through, records maintained by DTC or its nominee, and any such interests may not be exchanged for New Notes in certificated form except in limited circumstances. For more information regarding conversion, registration of transfer and exchange of global New Notes held in DTC, see “— Book-Entry, Delivery and Form.”
     No sinking fund is provided for the New Notes. The New Notes will be subject to defeasance, as set forth under “— Legal Defeasance and Covenant Defeasance.”
Principal, Maturity and Interest
     The aggregate principal amount of New Notes that may be issued under the New Notes Indenture will be limited to $100 million, plus the principal amount of any additional New Notes issued in payment of paid-in-kind (PIK) interest.
     The New Notes will mature four years and six months after their date of issuance.
     Regular interest on the New Notes will be payable quarterly on January 1, April 1, July 1 and October 1 of each year, commencing on a date we anticipate to be April 1, 2010, to the persons who are registered holders of the New Notes at the close of business on December 15, March 15, June 15 and September 15 immediately preceding the applicable interest payment date. Regular interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance, as follows:
•	From the date of issuance of the New Notes until the earlier of (1) the repayment of the Tranche A term loan and (2) the maturity of the New Notes, regular interest will accrue as follows:
•	cash interest at the rate of 5% per year; and

•	PIK interest at the rate of 10% per year, which will increase the outstanding balance of the New Notes.
•	In the event of a refinancing of the Tranche A term loan through which the Tranche A term loan is repaid in full, either alone or in conjunction with a refinancing of the Tranche B term loan, for so long as any of this refinanced debt remains outstanding, the New Notes will accrue interest at a rate of 5% per year plus the highest regular, non-default interest rate payable on this refinanced debt, but in no event will this aggregate interest rate be lower than 10% per year. This interest will be payable 50% in cash and 50% in PIK interest, which will increase the outstanding balance of the New Notes. By way of example, if the refinanced debt has an annual interest rate of 7%, the annual interest rate on the New Notes will be 12% and will be payable 6% in cash and 6% in PIK interest.

•	At such time as neither the Tranche A term loan nor any refinanced debt is outstanding, the New Notes thereafter will accrue cash interest at the rate of 10% per year until maturity.
     The Issuers will pay interest (including post-petition interest in any proceeding under the Bankruptcy Code or other similar federal or state law) during any period in which an Event of Default (which is defined in “— Events of Default; Remedies; Waiver”) has occurred and is continuing at a rate equal to (1) if any portion of the Tranche A term loan then remains outstanding, 4% per year in excess of the then applicable regular interest rate described above, to the extent lawful, which default interest will be paid in PIK interest and (2) if the Tranche A term loan has been paid in full, 2% per year in excess of the then applicable regular interest rate described above, to the extent lawful, which default interest will be paid in cash. The Issuers also will pay interest (including post-petition interest in any proceeding under the Bankruptcy Code or other similar federal or state law) on overdue installments of interest (without regard to any applicable grace period) at the same rate, to the extent lawful.
     The Issuers will pay principal and interest on global notes (as well as any redemption or repurchase price), except as described in the next paragraph with respect to PIK interest, by wire transfer of immediately available funds. The Issuers will pay such amounts on the New Notes in registered certificated form, which we refer to as “Certificated Notes,” at the office or agency of the Issuers maintained for such purpose, or by mailing a check to the holders of New Notes at their registered addresses.
     PIK interest on global notes will be payable by increasing the principal amount of the New Notes by an amount equal to the amount of PIK Interest for the applicable quarterly interest period (rounded up to the nearest whole dollar), or, if necessary, pursuant to requirements of DTC or otherwise, by authenticating a new global note executed by the Issuers with such increased principal amount. PIK interest on Certificated Notes will be payable by issuing additional New Notes in an aggregate principal amount equal to the amount of PIK interest for the applicable interest period (rounded up to the nearest whole dollar) and the Trustee will, at the request of the Issuers, authenticate and deliver such New Notes for original issuance to the applicable holders on the relevant record date.
     The New Notes will not be entitled to the benefit of any mandatory sinking fund.
Redemptions and Repurchases
     Optional Redemption
     The Issuers will have the ability to redeem the New Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of the principal amount redeemed) if the New Notes are redeemed during the twelve-month period commencing on the date the New Notes are originally issued or the anniversary thereof, as applicable, of the year indicated below:

Year	Percentage
2010	103.0%
2011	102.0%
2012	101.0%
2013 and thereafter	100.0%
     In addition, the Issuers will pay accrued and unpaid interest on the New Notes redeemed to the date of redemption. Installments of interest that are due and payable on or prior to the redemption date will be payable to the registered holders of the New Notes as of the relevant record date for the payment of such installment of interest.
     At least 30 days and not more than 60 days before the redemption date, the Issuers will send a notice of redemption by first-class mail to each holder of New Notes, with a copy to the Trustee. This notice will state, among other things, the redemption price, the date fixed for the redemption and the procedures holders of New Notes must follow for the Issuers to redeem their New Notes. Holders of New Notes that are being redeemed will be required to surrender these New Notes to the paying agent in order to collect the redemption price and interest, if any.
     Repurchase upon a Change of Control
     Upon the occurrence of a Change of Control, as defined below, the Issuers will be required to make a binding offer to each holder of New Notes to repurchase all or a portion of such holder’s New Notes at a purchase price, to be paid in cash, equal to 101% of the principal amount of the New Notes repurchased, plus accrued and unpaid interest to the date of purchase. Installments of interest that are due and payable on or prior to the repurchase date will be payable to the registered holders of the New Notes as of the relevant record date for the payment of such installment of interest. The New Notes submitted for repurchase must be $1,000 in principal amount or whole multiples thereof.
     A “Change of Control” will be deemed to have occurred upon the occurrence of one or more of the following events:
•	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Morris Publishing to any individual or entity or any group of related individuals or entities for purposes of Section 13(d) of the Exchange Act (which is referred to as a “Group”), together with any affiliates thereof, other than to the Permitted Holders (as defined below);

•	the approval by the holders of capital stock of Morris Publishing of any plan or proposal for the liquidation or dissolution of Morris Publishing;

•	any individual, entity or Group (other than the Permitted Holders and any entity formed solely for the purpose of owning capital stock of Morris Publishing) becomes the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of Morris Publishing;

•	the replacement of a majority of the board of directors of Morris Publishing over a two-year period from the directors who constituted the board of directors of Morris Publishing at the beginning of such period, if the replacement was not approved by a vote of at least a majority of the directors of Morris Publishing then still in office who either were members of the board of directors at the beginning of this period or whose election as a member of such Board of Directors previously was approved in this manner; or
•	the Permitted Holders cease to own, directly or indirectly, beneficially or of record, shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of Morris Publishing.
     “Permitted Holders” means, as of the date of determination, (1) William S. Morris III, William S. Morris IV, Mary S. Morris, J. Tyler Morris and Susie Morris Baker; (2) immediate family members (including spouses and direct descendants) of the persons described in clause (1); (3) any trusts created for the benefit of the individuals or entities described in clauses (1), (2) or (4) or any trust for the benefit of any such trust; or (4) in the event of the incompetence or death of any of the persons described in clauses (1) and (2), such person’s estate, executor, administrator, committee or other personal representative or beneficiaries, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, capital stock of Morris Publishing.
     Within 30 days following any Change of Control, the Issuers will send a written notice of the Change of Control and the resulting repurchase right by first-class mail to each holder of New Notes, with a copy to the Trustee. This notice will state, among other things, the transaction or transactions constituting the Change of Control, the repurchase price for the New Notes to be repurchased, the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date the notice is mailed, except to the extent a longer period will be required by law) and the procedures holders of New Notes must follow to require the Issuers to repurchase their Notes.
     Prior to mailing the notice referred to above, but in any event within 30 days following any Change of Control, the Issuers will be required pursuant to the New Notes Indenture to:
•	either (1) repay in full and terminate all commitments constituting senior indebtedness of Morris Publishing, including the Tranche A term loan, the refinanced debt if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility, to the extent the terms of these instruments require repayment upon a Change of Control or (2) offer to repay in full and terminate all commitments constituting such senior indebtedness and to repay the indebtedness owed to (and terminate the commitments of) each lender that has accepted such offer; or

•	obtain the requisite consents under the documents evidencing such senior indebtedness to permit the repurchase of the New Notes.
     The Issuers will be obligated to comply with the covenant described in the immediately preceding paragraph before they will be required to either repurchase New Notes or send the notice to holders of New Notes regarding the repurchase right. The Issuers’ failure to comply with the covenant described in the immediately preceding paragraph (and any resulting failure to send a notice to holders of New Notes regarding the repurchase right) may (with notice and lapse of time) constitute an Event of Default described in the third bullet point, but will not constitute an Event of Default described in the second bullet point, in the section entitled “— Events of Default; Remedies; Waiver — Events of Default.”
     The Issuers will not be required to make an offer to repurchase New Notes upon a Change of Control if a third party makes this offer in lieu of the Issuers in compliance with the requirements set forth in the New Notes Indenture and purchases all New Notes validly tendered and not withdrawn by holders of New Notes.
     An offer to repurchase New Notes upon a Change of Control may be made in advance of a Change of Control, conditional upon such Change of Control, if, at the time of making such offer, a definitive, binding agreement that specifically contemplates a Change of Control has been executed by all the parties thereto.
     If an offer to repurchase New Notes upon a Change of Control is made, there can be no assurance that the Issuers will have available funds sufficient to pay the repurchase price for all of the New Notes that might be delivered by holders of New Notes seeking to accept such offer. In the event the Issuers are required to repurchase outstanding New Notes pursuant to an offer to repurchase New Notes upon a Change of Control, the Issuers expect that they would seek third party financing to the extent they do not have available funds to meet their purchase obligations. There can be no assurance that the Issuers would be able to obtain such financing, however.
     The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and all other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of New Notes upon a

Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the New Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Change of Control” provisions of the New Notes Indenture by virtue thereof.
     Repurchase upon Event of Loss
     Upon the occurrence of an Event of Loss, as defined below, with respect to any Collateral (which is defined in “— The Intercreditor Agreement and Subordination — Lien Priority”) securing the New Notes with a fair market value (or replacement cost, if insured for its full replacement cost) in excess of $1 million, within 180 days after the receipt of the Net Loss Proceeds of such Event of Loss, the Issuers or the applicable Guarantor, at their option, may apply the Net Loss Proceeds, as defined below, from such Event of Loss in accordance with the terms of the New Notes Indenture:
•	to the rebuilding, repair or construction of improvements to the affected Collateral or the investment in replacement assets; or

•	if permitted by the Intercreditor Agreement, to the repayment of the Tranche A term loan or any other senior indebtedness secured by a lien on the Collateral subject to the Event of Loss (and, if such indebtedness is revolving credit indebtedness, other than the Working Capital Facility, if applicable, to correspondingly reduce commitments with respect thereto with no obligation to repurchase or redeem any New Notes).
     Any Net Loss Proceeds that are not invested or applied in the manner set forth in the prior paragraph in accordance with the terms and conditions set forth in the New Notes Indenture are referred to as the “Excess Loss Amount.”
     An “Event of Loss” means, with respect to any property, any:
•	loss, destruction or damage of such property; or

•	condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property, or confiscation or requisition of the use of such property, or settlement in lieu thereof.
     “Net Loss Proceeds” means the aggregate cash proceeds received by an Issuer or any of its restricted subsidiaries in respect of any Event of Loss, including, without limitation, insurance proceeds, condemnation awards or damages awarded by any judgment, net of the direct costs of recovery of such Net Loss Proceeds (including, without limitation, legal, accounting, appraisal and insurance adjuster fees and any relocation expenses incurred as a result thereof), and any taxes attributable to such Event of Loss paid or payable by an Issuer or any of its restricted subsidiaries as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements).
     If the Company or the applicable restricted subsidiary has entered into a definitive agreement on commercially reasonable terms, negotiated on an arms-length basis, to apply Net Loss Proceeds to the rebuilding, repair or construction of improvements to the affected Collateral or to the investment in replacement assets within this 180-day period, the Company may extend this 180-day period for an additional 180 days. The day after the expiration of this period, as extended by the Company, is referred to as the “Event of Loss Trigger Date.”
     Within 25 days following the Event of Loss Trigger Date, or, if the board of directors of Morris Publishing determines not to apply the Net Loss Proceeds relating to such Event of Loss in the manner described in the first paragraph of this section, then within 30 days following such determination (if earlier than the date that is 25 days following the Event of Loss Trigger Date), the Issuers will make an offer to all holders of New Notes and the holder of the Tranche B term loan to purchase the maximum principal amount of New Notes and to reduce the balance of the Tranche B term loan that may be purchased and reduced out of the Excess Loss Proceeds, on a pro rata basis, at a price, to be paid in cash, equal to 101% of the respective principal amount plus accrued and unpaid interest to the repurchase date. Installments of interest that are due and payable on or prior to the repurchase date will be payable to the registered holders of the New Notes as of the relevant record date for the payment of such installment of interest.
     If the offer price for the aggregate principal amount of Notes tendered and for the reduction of the Tranche B term loan pursuant to an offer to repurchase New Notes upon an Event of Loss exceeds the amount of the Excess Loss Amount, the Trustee will select the New Notes to be purchased on a pro rata basis in authorized denominations based on the aggregate principal amount of the Notes so tendered. To the extent that the offer price for the aggregate amount of New Notes tendered and for the reduction of the Tranche B term loan pursuant to an offer to repurchase New Notes upon an Event of Loss is less than the Excess Loss Amount, any remaining Excess Loss Amount will be released to the Issuers for use for any purposes, subject to the terms of the New Notes Indenture.
     Within 25 days following the Event of Loss Trigger Date or, if the board of directors of Morris Publishing determines not to apply the Net Loss Proceeds relating to such Event of Loss in the manner described in the first paragraph of this section, then within 30 days following such determination (if earlier than the date that is 25 days following the Event of Loss Trigger Date), the Issuers will send a written notice of the repurchase right arising from the Event of Loss by first class mail to each holder of New Notes, with a copy to the Trustee. This notice will state, among other things, the Excess Loss Amount, the repurchase price for the New Notes to be repurchased, the repurchase date (which will be no earlier than 20 business days from the date the offer is made, or such longer period as may be required by law) and the procedures holders of New Notes must follow to require the Issuers to repurchase their New Notes. Upon receiving this notice, holders of New Notes may elect to tender their New Notes in whole or in part in integral multiples of $1,000.
     To the extent that the New Notes are not being repurchased in full, the paying agent, within five days of the repurchase date, will mail to each holder of New Notes being repurchased the amount due in connection with such New Notes, and the Issuers will promptly issue a new New Note, and the Trustee, upon written request from the Issuers, will authenticate and mail or deliver (or cause to transfer by book entry) to each such holder such New Note, in a principal amount equal to any unpurchased portion of the New Notes surrendered. In all instances, each such New Note will be issued in a principal amount of $l,000 or an integral multiple thereof.
     The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and all other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of New Notes upon an Event of Loss. To the extent that the provisions of any securities laws or regulations conflict with the “Event of Loss” provisions of the New Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Event of Loss” provisions of the New Notes Indenture by virtue thereof.
     Repurchase upon Consummation of an Asset Sale
     Upon the consummation of any Asset Sale by Morris Publishing or any of its restricted subsidiaries, the cash proceeds relating to such Asset Sale, net of related reasonable out-of-pocket expenses and fees, taxes, repayment of indebtedness and appropriate amounts to be provided as reserves (which is referred to as “Net Cash Proceeds”), will be applied within 180 days after the receipt thereof to:
•	prepay any senior indebtedness of the Issuers, including, without limitation, the Tranche A term loan, the refinanced debt, if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, and any Working Capital Facility or any senior indebtedness of the Guarantors; and/or

•	make an offer to holders of New Notes and the holder of the Tranche B term loan to reduce the balance of the Tranche B term loan and to repurchase the maximum principal amount of New Notes, on a pro rata basis, that may be reduced and repurchased at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the purchase date.
     “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer or disposition for value by Morris Publishing or any of its restricted subsidiaries (including any sale and leaseback transaction) to any individual or entity other than Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing of:
•	any capital stock of any restricted subsidiary of Morris Publishing; or

•	any other property or assets of Morris Publishing or any restricted subsidiary of Morris Publishing other than in the ordinary course of business;
except that an Asset Sale does not include:
•	a transaction or series of related transactions for which Morris Publishing or its restricted subsidiaries receive aggregate consideration of less than $1.0 million;

•	the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Morris Publishing permitted by the “Merger, Consolidation and or Sale of Assets” covenant of the New Notes Indenture, which is summarized below in the section entitled “— Certain Covenants — Merger, Consolidation and Sale of Assets”;

•	any Restricted Payment (as defined in the section entitled “— Certain Covenants — Restricted Payments”) that is permitted by the “Restricted Payment” covenant of the New Notes Indenture, which is summarized below in the section entitled “— Certain Covenants — Restricted Payments,” or that constitutes a Permitted Investment (as defined below);

•	the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

•	disposals or replacements of obsolete or worn out equipment; or

•	any Asset Swap (as defined in the section entitled “— Certain Covenants — Limitation on Asset Sales”) that is permitted by the “Asset Swap” covenant of the New Notes Indenture, which is summarized below in the section entitled “— Certain Covenants — Limitation on Asset Sales.”
     A “Permitted Investment” means
•	investments by Morris Publishing or any of its restricted subsidiaries in any individual or entity that is or will become immediately after such investment a restricted subsidiary of Morris Publishing or that will merge or consolidate into Morris Publishing or one of its subsidiaries;

•	investments in Morris Publishing or any of its restricted subsidiaries, so long as any investment evidencing such investment that is held by a non-Guarantor restricted subsidiary is unsecured and subordinated to Morris Publishing’s obligations with respect to the New Notes;

•	investments in cash or cash equivalents;

•	loans and advances to employees, directors and officers of Morris Publishing and its restricted subsidiaries (other than employees, directors and officers that are Permitted Holders or affiliates thereof) in the ordinary course of business for bona fide business purposes not in excess of $100,000 in the aggregate any one time outstanding;

•	(1) foreign exchange contracts, currency swap agreements or similar agreements or arrangements designed to protect Morris Publishing or any of its restricted subsidiaries against fluctuations in currency values or (2) interest swap arrangements, in either case that are entered into the ordinary course of Morris Publishing’s or its restricted subsidiaries’ businesses in accordance with the New Notes Indenture;

•	investments in the securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good-faith settlement of delinquent obligations of such trade creditors or customers;

•	investments represented by guarantees that are permitted under the New Notes Indenture;

•	investments, if the payment therefor is capital stock of Morris Publishing that is not Disqualified Capital Stock; and

•	any Asset Swap made in accordance with the covenant in the New Notes Indenture described in this Offering Memorandum and Disclosure Statement in the section entitled “— Limitation on Asset Sales.”
     Within 25 days following the date that is the first business day that is 100 days after the consummation of the applicable Asset Sale (or such earlier date, if any, as the board of directors of Morris Publishing or one of its restricted subsidiaries determines to apply the Net Cash Proceeds to make an offer to repurchase New Notes), the Issuers will send a written notice of the repurchase right arising from the consummation of the Asset Sale by first class mail to each holder of New Notes, with a copy to the Trustee. This notice will state, among other things, the amount of the Net Cash Proceeds that are being applied to repurchase New Notes, the repurchase price for the New Notes, the repurchase date (which will be no earlier than 20 business days from the date the offer is made, or such longer period as may be required by law) and the procedures holders of New Notes must follow to require the Issuers to repurchase their New Notes. Upon receiving this notice, holders of New Notes may elect to tender their New Notes in whole or in part in integral multiples of $1,000.

     To the extent that the New Notes are not being repurchased in full, the paying agent, within five days of the repurchase date, will mail to each holder of New Notes being repurchased the amount due in connection with such New Notes, and the Issuers will promptly issue a new New Note, and the Trustee, upon written request from the Issuers, will authenticate and mail or deliver (or cause to transfer by book entry) to each such holder such New Note, in a principal amount equal to any unpurchased portion of the New Notes surrendered to the holder thereof. In all instances, each such New Note will be in a principal amount of $l,000 or an integral multiple thereof.
     The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and all other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of New Notes upon consummation of an Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the New Notes Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Asset Sale” provisions of the New Notes Indenture by virtue thereof.
     Mandatory Redemption with Excess Free Cash Flow
     Subject to the terms of the Intercreditor Agreement (see “— The Intercreditor Agreement and Subordination”), not later than the 17th business day of each month, commencing the first full calendar month following the original issuance of the New Notes, if the Issuers have Excess Free Cash Flow for the one-month period ended on the last day of the previous month, the Issuers will be required to apply 100% of the amount of such Excess Free Cash Flow in the following priority:
•	to repay indebtedness under any Working Capital Facility;

•	to repay indebtedness under the Tranche A term loan or, if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, any refinanced debt;

•	on a pro rata basis, to repay indebtedness under the Tranche B term loan and redeem the New Notes at a redemption price of 100% of the aggregate principal amount of New Notes redeemed plus accrued and unpaid interest to the date of redemption. Installments of interest that are due and payable on or prior to the redemption date will be payable to the registered holders of the New Notes as of the relevant record date for the payment of such installment of interest.
If the terms of any Working Capital Facility, the Tranche A term loan or any refinanced debt provide for a different order of priority as between the Working Capital Facility and the Tranche A term loan or the refinanced debt, then the priority of payment as between these loans will be governed in accordance with these terms.
     “Excess Free Cash Flow” means, for any month, an amount, if positive, equal to (1) the amount of net cash provided by operating activities as shown on Morris Publishing’s consolidated cash flow statements for such month, plus (2) the Working Capital Balance (as defined below) on the last day of this month resulting from any drawdown under any revolving credit facility, including any Working Capital Facility, to the extent this Working Capital Balance is not either included in clause (1) of this definition or used in compliance with the New Notes Indenture prior to the date the officers’ certificate stating the amount of Excess Free Cash Flow for this month is delivered to the Trustee, less (3) the Cash Flow Adjustments for such month.
     “Cash Flow Adjustments” means the sum of the following for the Issuers and their subsidiaries during or for any applicable period and solely to the extent not accounted for in the Company’s net cash provided by operating activities in the consolidated cash flow statements for the applicable period:
•	capital expenditures (net of any proceeds of any related financings) permitted by the New Notes Indenture;

•	cash payments made in respect of any acquisitions of any businesses by Morris Publishing or its restricted subsidiaries permitted by the New Notes Indenture;

•	cash amounts paid in respect of permitted investments under the New Notes Indenture (other than any permitted investments held in the form of cash or cash equivalents);

•	scheduled principal payments and mandatory and voluntary prepayments of funded indebtedness (including capital lease obligations) permitted to be incurred pursuant to the New Notes Indenture, excluding any payments or prepayments in respect of any revolving credit indebtedness to the extent of the amounts borrowed on such revolving credit facility during the applicable period;

•	Net Cash Proceeds;

•	Net Loss Proceeds; and

•	cash interest payments on the New Notes (regardless of whether GAAP would treat such payments as interest expense).
     “Working Capital Balance” means, for any day, the aggregate balance of cash and cash equivalents of Morris Publishing and its subsidiaries, excluding amounts of Net Cash Proceeds (and certain amounts that would constitute Net Cash Proceeds pending their use) and Net Loss Proceeds.
     The Issuers will not be required to make any payments or mandatory redemptions with respect to Excess Free Cash Flow in any given month unless (1) the amount of Excess Free Cash Flow for such month is equal to or in excess of $250,000 at the end of such month or (2) if Morris Publishing does not have in effect a Working Capital Facility, if the Working Capital Balance on the last day of the applicable month is less than $7 million. If Morris Publishing does not have a Working Capital Facility in effect at the end of such month, and the Working Capital Balance is more than $7 million, the Issuers will be required to apply only an amount of Excess Free Cash Flow that would reduce the Working Capital Balance on the last day of the applicable month to $7 million. With respect to the Excess Cash Flow Period containing the date of the original issuance of the New Notes, the Issuers will only be required to apply an amount of Excess Free Cash Flow for such period equal to the product of (1) (a) the amount of Excess Free Cash Flow for such calendar month divided by (b) the number of days in such period multiplied by (2) the number of days from the date of the original issuance of the New Notes to the end of the calendar month.
     Not later than 15 business days after the end of each month, the Issuers will deliver to the Trustee an officers’ certificate stating, among other things, the amount of Excess Free Cash Flow, if any, for that month and the amount of Excess Free Cash Flow that will be applied to redeem New Notes. As soon as practicable following the delivery of this officers’ certificate, the Issuers will send a notice of redemption by first-class mail to each holder of New Notes, with a copy to the Trustee. This notice will state, among other things, the redemption price, the date fixed for the redemption and the procedures holders of New Notes must follow for the Issuers to redeem their New Notes. Holders of New Notes that are being redeemed will be required to surrender these New Note to the paying agent in order to collect the redemption price and interest, if any.
     On the date the New Notes are issued, the Issuers will apply an amount equal to 100% of the cash they or their subsidiaries have on hand on such date to repay outstanding indebtedness in accordance with the priorities set forth in the first paragraph of this section, except that if Morris Publishing has not entered into a Working Capital Facility prior to this time, the Issuers will apply only an amount of cash that would reduce the aggregate cash that they or their subsidiaries have on hand to $7 million.
     On the date that Morris Publishing enters into the Working Capital Facility, it shall apply an amount equal to 100% of the amount of the Working Capital Balance as of such date to repay outstanding indebtedness in accordance with the priorities set forth in the first paragraph of this section.
     Selection of Notes to be Redeemed or Repurchased; Other Procedural Matters
     In the event that less than all of the Notes are to be redeemed or repurchased, the Trustee will select the New Notes or portions thereof to be redeemed or repurchased either:
•	in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed; or

•	on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.
     Notwithstanding the foregoing, if less than all of the New Notes are to be redeemed in connection with any repurchase upon the occurrence of an Event of Loss or upon the consummation of an Asset Sale, the Trustee shall select the New Notes or portions thereof in accordance with the procedures set forth above under the section “— Repurchase Upon Event of Loss.”
     New Notes and portions thereof selected for repurchase or redemption will be in amounts of $1,000 or integral multiples of $1,000, except that if all of the New Notes of a holder are to be redeemed, the entire outstanding amount of New Notes held by such holder, even if not a multiple of $1,000, will be redeemed. In the case of a mandatory redemption with Excess Free Cash Flow, New Notes to be redeemed will be in amounts of $1 or integral multiples of $1.

     On and after the applicable redemption or repurchase date, interest will cease to accrue on the New Notes or portions thereof being redeemed or repurchased as long as the Issuers have deposited with the paying agent funds in satisfaction of the applicable redemption or repurchase price. If the Issuers default in making payment, interest will be paid on the unpaid principal, from the applicable redemption date, until such principal is paid, and on any interest not paid on such unpaid principal, at the applicable default rate of interest in accordance with the New Notes Indenture.
The Intercreditor Agreement and Subordination
     Subordination
     Pursuant to the Intercreditor Agreement, the New Notes and the Tranche B term loan will be subordinated in right of payment to the prior payment in full in cash of the Tranche A term loan. Accordingly, the Issuers and the Guarantors will be prohibited from making any payment or distribution of any kind with respect to the New Notes and the Tranche B term loan, including with respect to principal and interest and the redemption or repurchase of the New Notes, in the following circumstances:
•	an event of default or default has occurred that arises from the failure to make any payment of principal, premium, if any, or interest, fees, costs and expenses on the Tranche A term loan when due and payable, after giving effect to any cure or grace period, that permits the holder of the Tranche A term loan (or the administrative agent under the Existing Credit Agreement) to accelerate the maturity of the Tranche A term loan; or

•	any other event of default or default occurs with respect to the Tranche A term loan that permits the holder of the Tranche A term loan (or the administrative agent under the Existing Credit Agreement) to accelerate the maturity of the Tranche A term loan, and the Trustee receives notice of such default, referred to as a “Payment Blockage Notice,” from the administrative agent under the Existing Credit Agreement.
Payments on and distributions with respect to the New Notes and the Tranche B term loan may resume:
•	in the case of a payment event of default or default, upon the earlier of:
•	the date on which such event of default or default has been cured or waived or otherwise ceases to exist; and

•	the date on which the Tranche A term loan has been paid in full; and
•	in case of any other event of default or default, upon the earlier of:
•	the date on which such event of default or default is cured or waived or otherwise ceases to exist; and

•	unless the Tranche A term loan has been declared due and payable, 180 days after the date of delivery of the applicable Payment Blockage Notice.
     No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No non-payment event of default or default that existed on the date of delivery to the Trustee of any Payment Blockage Notice shall be made the basis for the commencement of any other payment blockage period unless such event of default or default has been cured or waived for a period of not less than 90 days. No more than five payment blockage periods may be initiated during the term of the Intercreditor Agreement. With respect to payment blockages initiated on account of a non-payment event of default or default, the Issuers and the Guarantors may pay, and the holders of New Notes and the Tranche B term loan may retain, any payments and distributions before receipt of the Payment Blockage Notice. Interest will accrue on the New Notes and the Tranche B term loan during a payment blockage period.
     The failure to make a payment or distribution with respect to the New Notes by reason of the subordination provisions of the Intercreditor Agreement will not prevent the occurrence of an Event of Default or Default under the New Notes Indenture. A “Default” under the New Notes Indenture means an event or condition which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     Any payments or distributions received by the Subordinated Lien Collateral Agent (as defined below), the holders of New Notes or the holder of the Tranche B term loan in violation of the subordination provisions of the Intercreditor Agreement are required to be held for the benefit of the holder of the Tranche A term loan.
     Amounts that have been deposited into trust in the manner described in the section entitled “— Legal Defeasance and Covenant Defeasance” will not be subject to the subordination provisions described above so long as the deposits were made in accordance with the New Notes Indenture and the Existing Credit Agreement and the deposits did not violate the subordination provisions of the Intercreditor Agreement at the time they were made.
     Lien Priority
     Pursuant to the Intercreditor Agreement, the liens held for the benefit of the holders of the New Notes and the Tranche B term loan on the Collateral (as defined below) securing the New Notes and the Tranche B term loan, respectively, will be junior and subordinate in all respects to the liens securing the Tranche A term loan until the payment in full of the Tranche A term loan. Wilmington Trust FSB (the “Subordinated Lien Collateral Agent”) will act as collateral agent for both the holders of the New Notes and the holder of the Tranche B term loan.
     “Collateral” means assets, real or personal, tangible or intangible, wherever located, then owned or thereafter acquired by Morris Publishing, Morris Publishing Finance or any subsidiary guarantor pursuant to the Existing Credit Agreement then or at any time thereafter subject to a lien securing or purporting to secure any senior indebtedness of Morris Publishing, Morris Publishing Finance or such subsidiary guarantors, including the Tranche A term loan, or subordinated indebtedness of Morris Publishing, Morris Publishing Finance or such subsidiary guarantors, including the New Notes and the Tranche B term loan, including, in each case, all proceeds of such assets, except that “Collateral” does not include collateral that is held by Morris Communications or an affiliate thereof that is not an Issuer or a Guarantor or any proceeds thereof.
     The Intercreditor Agreement will impose limitations on the ability of the Issuers and the Guarantors to grant or permit any additional liens on any assets to secure the New Notes or the Tranche B term loan until the payment in full of the Tranche A term loan. Similar restrictions are imposed on the ability of the Issuers and the Guarantors to grant or permit any additional liens on any assets that are held by the Issuers or the Guarantors to secure the Tranche A term loan until the payment in full of the New Notes and the Tranche B term loan.
     Any payments or distributions of or with respect to Collateral that are received by the Subordinated Lien Collateral Agent, the Trustee, the holders of New Notes or the holder of the Tranche B term loan in violation of the Intercreditor Agreement will be required to be held for the benefit of the holder of the Tranche A term loan and distributed in accordance with the distribution provisions described under “— Exercise of Rights” below.
     As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of either of the Issuers, holders of the New Notes may recover less ratably than the holder of the Tranche A term loan or may recover nothing at all. See “Risk Factors.”
     Exercise of Rights
     Except as described in this section, until the payment in full of the Tranche A term loan, the Intercreditor Agreement will prohibit the Subordinated Lien Collateral Agent, holders of New Notes and the holder of the Tranche B term loan from taking, without the prior written consent of the administrative agent for the Tranche A term loan, any of the following actions (which we refer to, collectively, as “Enforcement Actions”):
•	the commencement of any action or proceeding, whether judicial or otherwise, for the enforcement of such party’s rights and remedies with respect to Collateral, including commencement of any receivership, foreclosure proceedings or other actions against, or any other sale of, collection on, or disposition of, any Collateral, or any exercise of remedies with respect to the Collateral under the New Notes Indenture and the Existing Credit Agreement and related documents, including any proceeding (which is referred to as an “Insolvency Proceeding”), whether voluntary or involuntary, for the purposes of dissolution, winding up, liquidation, arrangement or reorganization of Morris Publishing, Morris Publishing Finance or any Guarantor, or their respective successors or assigns, whether in bankruptcy, insolvency, arrangement, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Morris Publishing, Morris Publishing Finance, any Guarantor or their respective successors or assigns;

•	notifying any third-party account debtors of Morris Publishing, Morris Publishing Finance or any Guarantor to make payment directly to such entity or to any of its agents or other individuals or entities acting on its behalf; or

•	the exercise of any right of set-off against Morris Publishing, Morris Publishing Finance or any Guarantor.
     Until the payment in full of the Tranche A term loan, if an Enforcement Event (as defined below) has occurred and is continuing, the Subordinated Lien Collateral Agent, on behalf of the holders of the New Notes and the holder of the Tranche B term loan, will be required to give the administrative agent for the Tranche A term loan written notice thereof (which we refer to as the “Enforcement Event Notice”).
     An “Enforcement Event” means:
•	an Event of Default arising out of the failure to make any payment of principal of, premium, if any, or interest, fees, costs and expenses on the New Notes when due and payable, after giving effect to any cure or grace period;

•	an Event of Default under the New Notes, the New Notes Indenture or any related collateral document (other than as described in the preceding bullet point) and the acceleration by the holders of New Notes of the maturity of all the New Notes in accordance with the terms of the New Notes Indenture; or

•	the commencement of an insolvency proceeding with respect to Morris Publishing, Morris Publishing Finance or any Guarantor.
     Notwithstanding the foregoing, the Subordinated Lien Collateral Agent, the holders of New Notes and the holder of the Tranche B term loan may take an Enforcement Action in connection with an Enforcement Event after the passage of a period of 180 days since the date of delivery to the administrative agent for the Tranche A term loan of an Enforcement Event Notice (which we refer to as the “Standstill Period”), so long as with respect to any Enforcement Event Notice delivered solely in connection with an Enforcement Event constituting a payment Event of Default or Default in connection with the New Notes, such Event of Default or Default is then continuing. In no event, however, will the Subordinated Lien Collateral Agent, the holders of New Notes or the holder of the Tranche B term loan be permitted to take any Enforcement Action if, notwithstanding the expiration of the Standstill Period, the administrative agent for the Tranche A term loan has commenced and is diligently pursuing the exercise of its rights or remedies (including any Enforcement Action) with respect to all or any material portion of the Collateral.
     Additionally, subject to the foregoing rights of the Subordinated Lien Collateral Agent, the holders of New Notes and the holder of the Tranche B term loan and certain exceptions specified in the Intercreditor Agreement, the holder of the Tranche A term loan and the administrative agent for the Tranche A term loan will have the exclusive right to enforce rights, exercise remedies and make determinations regarding release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Subordinated Lien Collateral Agent, the holders of the New Notes and the holder of the Tranche B term loan, and the Subordinated Lien Collateral Agent will take any action reasonably requested by the administrative agent for the Tranche A term loan in order to effectuate any such enforcement, exercise, release or disposition.
     Upon any distribution as a result of any Enforcement Action or the receipt of any other payment or distribution with respect to the Collateral or any other assets of Morris Publishing, Morris Publishing Finance or any Guarantor, the proceeds thereof (including insurance and condemnation proceeds) shall be distributed in the order of, and in accordance with, the following priorities:
•	first, if the Enforcement Action is taken or entitled to be taken by the administrative agent under the Existing Credit Agreement or the Subordinated Lien Collateral Agent, to the payment of all reasonable and documented out-of-pocket costs and expenses, commissions and taxes of the administrative agent under the Existing Credit Agreement or the Subordinated Lien Collateral Agent, as applicable, incurred in connection with taking such Enforcement Action or other realization, including all reasonable and documented expenses (including attorneys’ fees and expenses), liabilities and advances made or incurred in connection therewith;

•	second, to the extent not previously paid, to the administrative agent under the Existing Credit Agreement, until the payment in full of the Tranche A term loan; and

•	third, to the extent not previously paid, to the Subordinated Lien Collateral Agent for distribution pursuant to the subordinated indebtedness collateral documents, which will provide for a pro rata distribution as between the New Notes and the Tranche B term loan, until the payment in full of all subordinated indebtedness.
     Consent to Certain Transactions
     The Subordinated Lien Collateral Agent and the holders of the New Notes and the Tranche B term loan may amend, supplement and modify the New Notes Indenture and related documents, or waive any term thereof, without the consent of the administrative agent under the Existing Credit Agreement and the holder of the Tranche A term loan, so long as such amendment, supplement, modification or waiver does not:
•	increase the principal amount then outstanding under the New Notes Indenture or any related document (other than any amendment which has the effect of capitalizing interest or fees accruing thereunder by adding such amounts to the principal amount of the New Notes);

•	increase any rate of interest that is paid in cash;

•	amend or modify any covenant or Event of Default in the New Notes Indenture or any related document in such a manner as to make such covenant or Event of Default materially more restrictive to, or materially increase the obligations of, Morris Publishing, Morris Publishing Finance and the Guarantors; or

•	contravene the provisions of the Intercreditor Agreement.
Pursuant to the Existing Credit Agreement, Morris Publishing may not consent to any modification, supplement or waiver with respect to the New Notes Indenture or any related document without the prior written consent of the administrative agent under the Existing Credit Agreement.
     The administrative agent under the Existing Credit Agreement and the holder of the Tranche A term loan may amend, supplement and modify the Existing Credit Agreement and related documents, or waive any term thereof, without the consent of the Subordinated Lien Collateral Agent or the holders of the New Notes and the Tranche B term loan, subject to certain limitations set forth in the Intercreditor Agreement, including with respect to increasing the aggregate principal amount or the interest rate of the loans outstanding under the Existing Credit Agreement.
     Refinancing of Term Loans
     If Morris Publishing refinances the Tranche A term loan substantially contemporaneously with the payment in full of the indebtedness arising in connection with the Tranche A term loan (which refinancing also may include a refinancing of the Tranche B term loan substantially contemporaneously with the payment in full of the indebtedness arising in connection with the Tranche B term loan) in a transaction or transactions that are permitted by the terms of the New Note Indenture, and Morris Publishing gives written notice of this refinancing to the Subordinated Lien Collateral Agent, then the refinanced debt automatically will be treated as if it were “senior indebtedness” or the “Tranche A term loan” for all purposes under the Intercreditor Agreement, including for purposes of the order and priority of liens and rights in respect of Collateral, so long as the principal amount of the refinanced debt does not exceed the Senior Indebtedness Cap Amount (as defined below), as in effect immediately prior to such refinancing. Subsequent to this refinancing, the Subordinated Lien Collateral Agent and the Trustee will, among other things, enter into such documents and agreements as the collateral agent under the documents evidencing the refinanced debt reasonably may request in order to provide to such replacement collateral agent the rights, remedies and powers and authorities contemplated by the Intercreditor Agreement.
     “Senior Indebtedness Cap Amount” means, as of any date of determination, $19.7 million (i.e., the aggregate principal amount of the commitment of the holder of the Tranche A term loan to make or continue a Tranche A term loan on October 15, 2009), less all payments of principal on the Tranche A term loan made prior to the date of determination, plus $6.8 million (i.e., the aggregate principal amount of the Tranche B term loan on October 15, 2009), plus all paid-in-kind interest on the Tranche B term loan, which paid-in-kind interest has accrued or been added to the principal of the Tranche B term loan, as applicable, prior to the date of determination.
     Entry into Working Capital Facility
     The New Notes Indenture will provide that if the Issuers enter into a Working Capital Facility, the Subordinated Lien Collateral Agent will enter into any amendments to the Intercreditor Agreement that are necessary to provide the lender of the Working Capital Facility the benefits of the status of a holder of “senior indebtedness” under this agreement and to subordinate the New Notes to the Working Capital Facility, upon the request of Morris Publishing pursuant to an officers’ certificate and an opinion of counsel certifying that the Working Capital Facility is permitted under the New Notes Indenture and that the proposed amendment would accomplish this subordination, and each holder of New Notes, by its acceptance of a New Note, directs the Subordinated Lien Collateral Agent to enter into this amendment.
     Option to Purchase
     Upon the acceleration of all of the indebtedness under the Tranche A term loan in accordance with the Existing Credit Agreement (and without prejudice to the enforcement of the rights and remedies of the administrative agent under the Existing Credit Agreement or the holder of the Tranche A term loan with respect to the Collateral), the holders of New Notes will have the option to purchase without recourse or warranty all, but not less than all, of the indebtedness outstanding under the Tranche A term loan at the time of such purchase and all other rights, obligations and claims of the holder of the Tranche A term loan (with certain exceptions set forth in the Intercreditor Agreement) for a purchase price equal to the aggregate amount of all of the outstanding indebtedness under the Tranche A term loan, together with accrued and unpaid interest thereon and fees to the date of payment of such amount and all other amounts then payable to the holder of the Tranche A term loan under the Existing Credit Agreement and related documents, including any applicable prepayment fee so long as the prepayment fee does not exceed the Borrower Fee Cap (as such term is defined in the Existing Credit Agreement). The holder of the Tranche A term loan has agreed to provide the Subordinated Lien Collateral Agent a copy of any acceleration notice at the time that such notice is provided to Morris Publishing and the holders of New Notes will have the option, exercisable within ten business days of the receipt of such notice, to provide five business days prior written irrevocable notice of the exercise of their purchase option in connection therewith.
Guarantees
     The Guarantors will unconditionally jointly and severally guarantee the Issuers’ obligations under the New Notes Indenture and the New Notes on a senior subordinated basis. Each Guarantee also is secured by a second priority security interest in, and lien on, substantially all of the assets of the applicable Guarantor. Each Guarantee will be subordinated to senior indebtedness of the applicable Guarantor on the same basis as the New Notes will be subordinated to senior indebtedness of the applicable Issuer. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.
     A Guarantee of a Guarantor will be automatically and unconditionally released:
•	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including, without limitation, by way of merger or consolidation), if the Issuers apply the Net Cash Proceeds of that sale or other disposition in accordance with the applicable provisions of the New Notes Indenture;

•	in connection with any sale of all of the capital stock of that Guarantor, if the Issuers apply the Net Cash Proceeds of that sale in accordance with the applicable provisions of the New Notes Indenture;

•	if Morris Publishing designates that Guarantor as an unrestricted subsidiary in accordance with the applicable provisions of the New Notes Indenture; or

•	upon the payment in full of the New Notes.
     Separate financial statements of the Guarantors are not included in this Offering Memorandum and Disclosure Statement because such Guarantors are jointly and severally liable with respect to the Issuers’ obligations pursuant to the New Notes, and the aggregate net assets, earnings and equity of the Guarantors and the Issuers are substantially equivalent to the net assets, earnings and equity of the Issuers on a consolidated basis.
Certain Covenants
     The New Notes Indenture will contain the following covenants, among others.
     Limitation on Incurrence of Additional Indebtedness
     The New Notes Indenture will provide that Morris Publishing will not, and will not permit any of its restricted subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for the payment of:

•	any indebtedness (other than Permitted Indebtedness, which is defined below); or

•	any indebtedness which represents an extension, modification, refinancing, or renewal of any indebtedness in an aggregate amount in excess of $100,000 in any calendar year, other than:
•	indebtedness constituting a trade payable or similar obligation to a trade creditor; or

•	extensions, modifications, refinancings or renewals in the ordinary course of business.
     “Permitted Indebtedness” means, without duplication, each of the following:
•	indebtedness under the New Notes in an aggregate principal amount not to exceed $100 million (plus the amount of any PIK interest), plus any amounts in respect of potential interest payments, including payments with respect to PIK interest added to principal, under the New Notes that may be treated as indebtedness in accordance with GAAP;

•	indebtedness incurred pursuant to the Tranche A term loan, the Tranche B term loan, if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, the refinanced debt, and the Working Capital Facility;

•	other indebtedness of Morris Publishing and its restricted subsidiaries outstanding on the date the New Notes are issued less the amount of any scheduled amortization payments or mandatory prepayments, in each case, when actually paid, or permanent reductions thereon;

•	indebtedness of Morris Publishing or any of its restricted subsidiaries under any interest swap arrangement entered into to protect Morris Publishing or any of its restricted subsidiaries from fluctuations in interest rates;

•	indebtedness under any foreign exchange contract, currency swap agreement or similar agreement or arrangement designed to protect Morris Publishing or any of its restricted subsidiaries against fluctuations in currency values so long as such contract, agreement or arrangement does not increase the indebtedness of Morris Publishing and its restricted subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

•	indebtedness of a restricted subsidiary of Morris Publishing to either Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing for so long as such indebtedness is held by Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing or the holder of a lien permitted under the New Notes Indenture, in each case subject to no lien held by an individual or entity other than Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing or the holder of a lien permitted under the New Notes Indenture;

•	indebtedness of Morris Publishing to a wholly-owned restricted subsidiary of Morris Publishing for so long as such indebtedness is held by a wholly-owned restricted subsidiary of Morris Publishing or the holder of a lien permitted under the New Notes Indenture, in each case subject to no lien other than a lien permitted under the New Notes Indenture so long as any indebtedness of Morris Publishing to any wholly-owned restricted subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to Morris Publishing’s obligations under the New Notes Indenture;

•	indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business that is extinguished within two business days of incurrence;

•	indebtedness of Morris Publishing or any of its restricted subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

•	indebtedness of Morris Publishing and its restricted subsidiaries represented by capital lease obligations and purchase money indebtedness (i.e., indebtedness incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment) incurred in the ordinary course of business not to exceed in the aggregate $5 million at any one time outstanding;

•	indebtedness (which we refer to as “Refinancing Indebtedness”) represented by the refinancing by Morris Publishing or any of its restricted subsidiaries in exchange or replacement for any indebtedness incurred in accordance with the provisions of the New Notes Indenture summarized in the first or third bullet point above or this bullet point so long as this refinancing:
•	does not result in an increase in the aggregate principal amount of indebtedness of such entity as of the date of the refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such indebtedness and the amount of reasonable expenses incurred by Morris Publishing in connection with such refinancing); or

•	does not create indebtedness that does not satisfy the terms of the New Notes Indenture, including with respect to the maturity date and ranking of such indebtedness;
•	indebtedness represented by guarantees by Morris Publishing or its restricted subsidiaries of indebtedness otherwise permitted to be incurred under the New Notes Indenture; and

•	indebtedness of Morris Publishing or any of its restricted subsidiaries consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets permitted under the New Notes Indenture.
     Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock (as defined below) in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for the purposes of determining compliance with this covenant.
     Restricted Payments
     The New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, directly or indirectly:
•	declare or pay any dividend or make any distribution (other than dividends or distributions payable in capital stock of Morris Publishing that is not Disqualified Capital Stock (as defined below)) on or in respect of shares of Morris Publishing’s capital stock to holders of such capital stock;

•	purchase, redeem or otherwise acquire or retire for value any capital stock of Morris Publishing; or

•	make any Investment other than a Permitted Investment.
Each of the foregoing actions is referred to as a “Restricted Payment.”
     “Disqualified Capital Stock” means that portion of any capital stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the New Notes.
     The restrictions described above do not prohibit:
•	if no Default or Event of Default has occurred and is continuing, the acquisition of any shares of capital stock of Morris Publishing, either:
•	solely in exchange for shares of capital stock of Morris Publishing that is not Disqualified Capital Stock; or

•	through the application of net proceeds of a substantially concurrent sale for cash (other than to a subsidiary of Morris Publishing) of shares of capital stock of Morris Publishing that is not Disqualified Capital Stock;
•	so long as no Default or Event of Default has occurred and is continuing, repurchases by Morris Publishing of common stock of Morris Publishing from officers, directors and employees of Morris Publishing or any of its subsidiaries (other than officers, directors and employees that are Permitted Holders or affiliates of Permitted Holders) or their authorized representatives upon the death, disability or termination of employment of such officers, directors and employees or the termination of a director’s seat on the board of directors of Morris Publishing, in an aggregate amount not to exceed $2 million in any calendar year; and
•	the payment of any dividend or distribution to the direct or indirect beneficial owners of shares of capital stock of Morris Publishing in an amount not to exceed the then maximum federal, state and local income tax liabilities arising from income of Morris Publishing and its restricted subsidiaries and attributable to them solely as a result of Morris Publishing (and any intermediate entity through which the holder owns such shares of capital stock) being a disregarded limited liability company, partnership or similar entity for federal income tax purposes.
     Limitation on Asset Sales
     The New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, consummate an Asset Sale unless:
•	Morris Publishing or the applicable restricted subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of;

•	at least 75% of the consideration received by Morris Publishing or the restricted subsidiary, as the case may be, from such Asset Sale is in the form of cash, cash equivalents and/or assets of the same type and having the same general utility as the assets that were sold and is received at the time of such disposition; and

•	upon the consummation of the Asset Sale, Morris Publishing will apply, or cause such restricted subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale in the manner described above in the section entitled “— Redemptions and Repurchases — Repurchase upon Consummation of an Asset Sale.”
     In the event of a transfer of substantially all (but not all) of the property and assets of Morris Publishing and its restricted subsidiaries as an entirety to an individual or entity in a transaction that is permitted by the New Notes Indenture (see “— Merger, Consolidation and Sale of Assets”) that does not constitute a Change of Control, the successor corporation will be deemed to have sold the properties and assets of Morris Publishing and its restricted subsidiaries not so transferred for purposes of this covenant and will be required to comply with the covenant described in this section as if it were an Asset Sale. In addition, the fair market value of the properties and assets of Morris Publishing or its Restricted Subsidiaries deemed to have been sold will be deemed to be Net Cash Proceeds and shall be applied by Morris Publishing or its Restricted Subsidiaries as described above in the section entitled “— Redemptions and Repurchases — Repurchase upon Consummation of an Asset Sale.”
     Additionally, the New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, engage in any concurrent purchase and sale or exchange of assets used or useful in the businesses of Morris Publishing and its restricted subsidiaries (which we refer to as an “Asset Swap”), unless:
•	at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

•	in the event such Asset Swap involves the transfer by Morris Publishing or any of its restricted subsidiaries of assets having an aggregate fair market value in excess of $25.0 million, either:
•	the terms of such Asset Swap are approved by a majority of the directors of Morris Publishing that are “independent” within the meaning of the New York Stock Exchange Listed Company Manual (which we refer to as “Independent Directors”), but in no event fewer than two Independent Directors; or

•	in the event there are fewer than two Independent Directors, Morris Publishing, prior to the consummation of such Asset Swap, obtains a favorable opinion as to the fairness of such Asset Swap from a financial point of view to Morris Publishing or the restricted subsidiary, as the case may be, from an independent financial advisor; and

•	in the event such Asset Swap involves the transfer by Morris Publishing or any of its restricted subsidiaries of assets having an aggregate fair market value in excess of $50 million, Morris Publishing, prior to the consummation of such Asset Swap, obtains a favorable opinion as to the fairness of such Asset Swap from a financial point of view to Morris Publishing or the restricted subsidiary, as the case may be, from an independent financial advisor.
Any Net Cash Proceeds received from an Asset Swap must be applied by the Issuers in the manner described above in the section entitled “— Redemptions and Repurchases — Repurchase upon Consummation of an Asset Sale.”
     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
     The New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any restricted subsidiary of Morris Publishing to:
•	pay dividends or make any other distributions on or in respect of its capital stock;

•	make loans or advances to Morris Publishing or any of its restricted subsidiaries or to pay any indebtedness or other obligation owed to Morris Publishing or any of its restricted subsidiaries; or

•	transfer any of its property or assets to Morris Publishing or any of its restricted subsidiaries, except in each case for such encumbrances or restrictions existing under or by reason of:
•	applicable law;

•	customary non-assignment provisions of any contract or any lease governing a leasehold interest of any restricted subsidiary of Morris Publishing;

•	the New Notes Indenture, the New Notes and the related security documents;

•	any instrument governing indebtedness of such entity (or a subsidiary thereof) that exists at the time such entity becomes a restricted subsidiary of Morris Publishing or at the time it merges or consolidates with or into Morris Publishing or any of its subsidiaries or is assumed in connection with the acquisition of assets from such entity and, in each case, that was not incurred by such entity in connection with, or in anticipation or contemplation of, such entity becoming a restricted subsidiary of Morris Publishing or such acquisition, merger or consolidation, so long as the encumbrance or restriction is not applicable to any entity, or the properties or assets of any entity, other than the entity or the properties or assets of the entity so acquired;

•	the Tranche A term loan, the Tranche B term loan, if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, the refinanced debt, and the Working Capital Facility;

•	an agreement governing other senior indebtedness of the Issuers or the Guarantors that is permitted to be incurred under the New Notes Indenture, so long as the provisions relating to such encumbrances or restrictions are no less favorable to Morris Publishing in any material respect, as determined by the board of directors of Morris Publishing in its reasonable and good faith judgment, than the provisions contained in the documents evidencing the Tranche A term loan as in effect on the date of the original issuance of the New Notes;

•	restrictions on the transfer of assets subject to any lien permitted under the New Notes Indenture that are imposed by the holder of such lien;

•	restrictions imposed by any agreement to sell assets or capital stock permitted under the New Notes Indenture to any individual or entity pending the closing of such sale;

•	customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

•	an agreement governing indebtedness incurred to refinance the indebtedness issued, assumed or incurred pursuant to an agreement referred to in the third through the seventh bullet points above, so long as the provisions relating to such encumbrance or restriction are no less favorable to Morris Publishing in any material respect, as determined by the board of directors of Morris Publishing in its reasonable and good faith judgment, than the provisions relating to such encumbrance or restriction that are contained in the agreements referred to in the third through the seventh bullet points above.
     Limitation on Preferred Stock of Restricted Subsidiaries
     The New Notes Indenture will provide that Morris Publishing will not permit:
•	any of its restricted subsidiaries that is not an Issuer or a Guarantor to issue any preferred stock (i.e., capital stock of such entity that has preferential rights to any other capital stock of such entity with respect to dividends or redemptions or upon liquidation), other than to Morris Publishing or to a wholly-owned restricted subsidiary of Morris Publishing; or

•	permit any individual or entity, other than Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing, to own any preferred stock of any restricted subsidiary of Morris Publishing that is not an Issuer or a Guarantor.
     Limitation on Liens
     The New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of Morris Publishing or any of its restricted subsidiaries (including pledging any common stock of any restricted subsidiary) whether owned on the date the New Notes are originally issued or acquired thereafter, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom except for:
•	liens securing the Tranche A term loan, the Tranche B term loan, if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, the refinanced debt, or the Working Capital Facility;

•	liens securing the New Notes and the Guarantees;

•	liens of Morris Publishing or a wholly-owned restricted subsidiary of Morris Publishing on assets of any restricted subsidiary of Morris Publishing;

•	liens securing Refinancing Indebtedness which is incurred to refinance any indebtedness which has been secured by a lien permitted under the New Notes Indenture and which has been incurred in accordance with the provisions of the New Notes Indenture, so long as these liens:
•	are no less favorable to the holders of New Notes in any material respect and are not more favorable to the lienholders in any material respect than the liens in respect of the indebtedness being refinanced; and

•	do not extend to or cover any property or assets of Morris Publishing or any of its restricted subsidiaries not securing the indebtedness so refinanced; and
•	other permitted liens under the New Notes Indenture.
     Prohibition on Incurrence of Senior Subordinated Debt
     The New Notes Indenture will provide that Morris Publishing will not, and will not permit any restricted subsidiary that is a Guarantor to, incur or suffer to exist indebtedness that is senior in right of payment to the New Notes or such Guarantor’s Guarantee, as the case may be, and subordinate in right of payment to any other indebtedness of Morris Publishing or such Guarantor, as the case may be.
     Financial Covenants
     The New Notes Indenture will provide that Morris Publishing will not permit the Total Leverage Ratio (as defined below) to exceed the following amounts at any time during the following respective periods:

Period	Total Leverage Ratio
January 1, 2010 to December 31, 2010	5.5 to 1

January 1, 2011 to March 31, 2011	5.5 to 1

April 1, 2011 to June 30, 2011	5.5 to 1

July 1, 2011 to September 30, 2011	5.25 to 1

October 1, 2011 to December 31, 2011	5.25 to 1

January 1, 2012 to December 31, 2012	5.0 to 1

January 1, 2013 to December 31, 2013	4.75 to 1

January 1, 2014 to December 31, 2014	4.50 to 1
     The “Total Leverage Ratio” means, of any date of determination, with respect to any entity, the ratio of:
•	the sum of (1) the aggregate outstanding consolidated indebtedness of such entity for borrowed money (exclusive of trade payables), net of cash and cash equivalents and (2) except to the extent included in the previous clause (1), the aggregate liquidation preference of any preferred stock of the restricted subsidiaries of such entity (exclusive of such preferred stock, if any, held by such entity), on a consolidated basis in accordance with U.S. generally accepted accounting principles (which we refer to as “GAAP”); to

•	the Consolidated EBITDA (as defined below) of such entity during the last four full fiscal quarters ending on or prior to such determination date for which financial statements are available.
     “Consolidated EBITDA” means, with respect to any entity, for any period, the sum (without duplication) of:
•	the Consolidated Net Income (as defined below) for such entity;

•	to the extent Consolidated Net Income has been reduced thereby:
•	all income taxes of such entity and its restricted subsidiaries paid or accrued in accordance with GAAP for such period, other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business;

•	the consolidated interest expense of such entity for such period, which is equal to the sum of, without duplication:
•	the aggregate of the interest expense of such entity for such period determined on a consolidated basis in accordance with GAAP;

•	the interest component of capitalized lease obligations paid, accrued and/or scheduled to be paid or accrued by such entity and its restricted subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and

•	an amount equal to the product of (1) the aggregate dividends paid on Disqualified Capital Stock during such period and (2) a fraction, the numerator of which is one and the denominator of which is one minus such entity’s then effective combined tax rate, to the extent paid.
•	the aggregate depreciation, amortization and other non-cash expenses of such entity and its restricted subsidiaries reducing Consolidated Net Income of such entity for such period (excluding any charge constituting an extraordinary item or loss or any charge that requires an accrual of or reserve for cash charges for any future period) less any non-cash items increasing Consolidated Net

Income for such period, all as determined on a consolidated basis for such entity and its restricted subsidiaries in accordance with GAAP; and
•	non-recurring cash restructuring charges for such entity and its restricted subsidiaries incurred during calendar years 2009 and 2010 in connection with the New Notes Indenture, the Existing Credit Agreement, the Support Agreement, the Prior Credit Agreement and all negotiations and transactions directly related to the foregoing agreements.
     “Consolidated Net Income” means, with respect to any entity, for any period, the aggregate net income (or loss) of such entity and its restricted subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, excluding:
•	after-tax gains from Asset Sales (without regard to the $1 million limitation set forth in the definition thereof) or abandonment or reserves relating thereto;

•	after-tax items classified as extraordinary gains or losses;

•	the net income (but not loss) of any restricted subsidiary of such entity to the extent that the declaration of dividends or similar distributions by such restricted subsidiary of that income is restricted by a contract, operation of law or otherwise;

•	the net income of any entity, other than a restricted subsidiary of such entity, except to the extent of cash dividends or distributions paid to such entity or a wholly-owned restricted subsidiary of such entity by such entity;

•	any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the original issuance of the New Notes;

•	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued;

•	in the case of a successor to such entity by consolidation or merger or as a transferee of such entity, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets; and

•	dividends or distributions to the direct or indirect beneficial owners of shares of capital stock of Morris Publishing in an amount not to exceed the then maximum federal, state and local income tax liabilities arising from income of Morris Publishing and its restricted subsidiaries and attributable to them solely as a result of Morris Publishing (and any intermediate entity through which the holder owns such shares of capital stock) being a disregarded limited liability company, partnership or similar entity for federal income tax purposes.
     The New Notes Indenture also will provide that Morris Publishing will not permit the Cash Interest Coverage Ratio (as defined below) to be less than the following amounts at any time during the following respective periods:

Period	Cash Interest Coverage Ratio
January 1, 2010 to December 31, 2010	1.8 to 1

January 1, 2011 to December 31, 2011	1.8 to 1

January 1, 2012 to December 31, 2012	1.8 to 1

January 1, 2013 to December 31, 2013	1.9 to 1

January 1, 2014 to December 31, 2014	2.1 to 1
     The “Cash Interest Coverage Ratio” means, as of any date, the ratio of Consolidated EBITDA during the preceding four fiscal quarters to the Consolidated Interest Expense required to be paid in cash during the preceding four fiscal quarters, excluding any interest accrued on the Old Notes that are not outstanding at such time.

     “Consolidated Interest Expense” means, as of any date and for any entity, the sum of, without duplication:
•	the aggregate of the interest expense of such entity and its restricted subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (1) any amortization of debt discount and amortization or write-off of deferred financing costs; (2) the net costs under interest rate swap obligations; (3) all capitalized interest; and (4) the interest portion of any deferred payment obligation;

•	the interest component of capitalized lease obligations paid, accrued and/or scheduled to be paid or accrued by such entity and its restricted subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and

•	an amount equal to the product of (1) the aggregate dividends paid on Disqualified Capital Stock during such period and (2) a fraction, the numerator of which is one and the denominator of which is one minus such entity’s then effective combined tax rate, to the extent paid.
     Notwithstanding any requirements under GAAP that would require an alternative calculation solely with respect to the matters set forth in clauses (1) and (2) of this paragraph, the financial covenants set forth above will be calculated, where applicable, such that (1) the aggregate principal amount of the New Notes in no event exceeds the aggregate principal amount from time to time outstanding under the terms of the New Notes, including, without limitation, any PIK interest that has been added to such principal amount, and (2) interest expense on the New Notes shall be treated as the amount designated as interest under the terms of the New Notes.
     The New Notes Indenture will provide that Morris Publishing will test its compliance with these financial covenants quarterly, on March 31, June 30, September 30 and December 31 of each year, and report on its results in compliance with the terms of the New Notes Indenture. See “— Reports” below.
     Merger, Consolidation and Sale of Assets
     The New Notes Indenture will provide that Morris Publishing will not, in a single transaction or series of related transactions, consolidate or merge with or into any entity, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any restricted subsidiary of Morris Publishing to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Morris Publishing’s assets (determined on a consolidated basis for Morris Publishing and Morris Publishing’s restricted subsidiaries) whether as an entirety or substantially as an entirety to any entity, unless:
•	either:
•	Morris Publishing is the surviving or continuing corporation; or

•	the entity (if other than Morris Publishing) formed by such consolidation or into which Morris Publishing is merged or the entity that acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Morris Publishing and its restricted subsidiaries substantially as an entirety (which we refer to as the “Surviving Entity”):
•	is a corporation, limited liability company or limited partnership organized and validly existing under the laws of the United States or any state thereof or the District of Columbia; and

•	expressly assumes, by supplemental indenture, the due and punctual payment of the principal of, and premium, if any, and interest on all of the New Notes and the performance of every covenant of the New Notes and the New Notes Indenture on the part of Morris Publishing to be performed or observed;
•	immediately after giving effect to such transaction and, if applicable, the assumption by supplemental indenture contemplated above (including giving effect to any indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), Morris Publishing or the Surviving Entity, as the case may be:
•	has a consolidated stockholders’ or members’ equity, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to the Disqualified Capital Stock of such entity (which we refer to as “Consolidated Net Worth”) that is equal to or greater than the Consolidated Net Worth of Morris Publishing immediately prior to such transaction; and

•	is able to incur at least $1 of additional indebtedness (other than Permitted Indebtedness) pursuant to the “Financial Covenants” covenant in the New Notes Indenture, as described above in the section entitled “— Financial Covenants”;
•	immediately before and immediately after giving effect to such transaction and, if applicable, the assumption by supplemental indenture contemplated above (including, without limitation, giving effect to any indebtedness incurred or anticipated to be incurred and any lien granted in connection with or in respect of the transaction), no Default or Event of Default has occurred or is continuing; and

•	Morris Publishing or the Surviving Entity has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the applicable provisions of the New Notes Indenture and that all conditions precedent in the New Notes Indenture relating to such transaction have been satisfied.
     For purposes of the foregoing, the transfer of all or substantially all of the properties or assets of one or more restricted subsidiaries of Morris Publishing will be deemed to be the transfer of all or substantially all of the properties and assets of Morris Publishing if the capital stock of such restricted subsidiary or subsidiaries constitutes all or substantially all of the properties and assets of Morris Publishing.
     Notwithstanding the first three bullet points above, Morris Publishing will be able to merge with an affiliate that is an entity that has no material assets or liabilities and that has been organized solely for the purpose of reorganizing Morris Publishing in another jurisdiction.
     The New Notes Indenture will provide that, upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Morris Publishing in accordance with the foregoing in which Morris Publishing is not the Surviving Entity, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, Morris Publishing under the New Notes Indenture, the New Notes and the security documents relating thereto with the same effect as if such Surviving Entity had been named as Morris Publishing under the New Notes Indenture. Morris Publishing will not be relieved from its obligation to pay the principal, or interest, or any repurchase price or redemption price, with respect to the New Notes except in the case of a sale of all Morris Publishing’s assets that meets the requirements set forth in the New Notes Indenture and described above.
     The New Notes Indenture will provide that each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the applicable Guarantee and the New Notes Indenture in connection with any transaction complying with the “Limitation on Asset Sales” covenant of the New Notes Indenture, which is described above under “— Limitation on Asset Sales”) will not, and Morris Publishing will not cause or permit any Guarantor to, consolidate with or merge with or into any entity other than Morris Publishing or any other Guarantor unless:
•	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia;

•	such entity assumes all of the obligations of the Guarantor on the Guarantee;

•	immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing; and

•	immediately after giving effect to such transaction and the use of any net proceeds from such transaction on a pro forma basis, Morris Publishing could satisfy the provisions of the New Notes Indenture with respect to Consolidated Net Worth and the incurrence of additional indebtedness that are summarized in the second bullet point of the first paragraph of this section.
     Any merger or consolidation of a Guarantor with and into Morris Publishing (with Morris Publishing being the surviving entity) or another Guarantor that is a wholly-owned restricted subsidiary of Morris Publishing need only comply with the fourth bullet point set forth in the first paragraph of this section (with respect to obtaining an officer’s certificate and an opinion of counsel).

     Limitations on Transactions with Affiliates
     The New Notes Indenture will provide that Morris Publishing will not, and will not permit any of its restricted subsidiaries to:
•	directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its affiliates (which we refer to as “Affiliate Transactions”), other than:
•	the following Affiliate Transactions:
•	reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Morris Publishing or any of its restricted subsidiaries as determined in good faith by Morris Publishing’s board of directors or senior management;

•	Affiliate Transactions between or among Morris Publishing and any of its restricted subsidiaries that are Guarantors or exclusively between or among such restricted subsidiaries, so long as the transactions are not otherwise prohibited by the New Notes Indenture;

•	the Management and Services Agreement or an amendment of or replacement to this agreement, so long as any amendment or replacement is not more disadvantageous to the holders of New Notes in any material respect than the Management and Services Agreement in effect on the date the New Notes are originally issued (see “The Restructuring — Overview of our Operations —Shared Services”);

•	Restricted Payments permitted by the New Notes Indenture;

•	transactions in the ordinary course of business that are conducted on an arm’s length basis, exclusively between Morris Publishing or any of its restricted subsidiaries and a joint venture to which Morris Publishing or any of its restricted subsidiaries is a party, so long as the other party or parties to the joint venture are not affiliates of Morris Publishing, any of its restricted subsidiaries or any Permitted Holder; and

•	the Existing Credit Agreement, the Intercreditor Agreement and the security and other documents executed in connection with the foregoing, as amended in accordance with the Intercreditor Agreement.
•	Affiliate Transactions in the ordinary course of business on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from an individual or entity that is not an affiliate of Morris Publishing or such restricted subsidiary; or
•	materially amend, modify or waive any provisions of any agreement, whether written or oral, respecting an Affiliate Transaction in effect on the date the New Notes are initially issued, other than the Management and Services Agreement, which may be amended in the manner described above in the section entitled “The Restructuring — Overview of our Operations — Shared Services.”
     So long as any New Notes are outstanding, Morris Publishing will not, and will not permit any of its restricted subsidiaries to, make or permit to exist any intercompany loans from any Issuer or Guarantor to any of its affiliates that is not itself an Issuer or a Guarantor other than (1) the Tranche B term loan and (2) short-term intercompany payables between Morris Publishing and Morris Communications incurred in the ordinary course of business on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from an individual or entity unaffiliated with Morris Publishing or such restricted subsidiary consistent with past practices which are settled monthly.
     All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1 million shall either:
•	be approved by a majority of the Independent Directors of Morris Publishing, but in no event fewer than two Independent Directors of Morris Publishing; or

•	in the event there are fewer than two such Independent Directors, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Affiliate Transaction from a financial point of view to Morris Publishing or such restricted subsidiary, as the case may be, from an independent financial advisor.
If Morris Publishing or any of its restricted subsidiaries enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5 million, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions from a financial point of view to Morris Publishing or the relevant restricted subsidiary, as the case may be from an independent financial advisor.
     Additional Subsidiary Guarantees
     The New Notes Indenture will provide that if Morris Publishing or any of its restricted subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any restricted subsidiary of Morris Publishing that is organized or existing under the laws of the United States or any state therof that is not a Guarantor, or if Morris Publishing or any of its restricted subsidiaries organizes, acquires or otherwise invests in another restricted subsidiary of Morris Publishing that is organized or existing under the laws of the United States or any state therof that has total assets with a book value in excess of $500,000, then Morris Publishing shall cause such transferee, acquiree or other restricted subsidiary to become a Guarantor of the New Notes in accordance with the terms set forth in the New Notes Indenture.
     Limitations on Activities of Morris Publishing
     The New Notes Indenture will provide that Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, engage in any business other than:
•	the ownership and operation of regional, local and other newspapers and other businesses directly related to the newspaper operations of Morris Publishing and its restricted subsidiaries, including the gathering and dissemination of news and information; and

•	broadcast, electronic media and other businesses deriving a majority of revenue from advertising or subscriptions.
The foregoing does not prohibit Morris Publishing from continuing the business of any restricted subsidiary acquired in accordance with the terms of the New Notes Indenture.
     Limitations on Activities of Morris Publishing Finance
     The New Notes Indenture will provide that Morris Publishing Finance will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than:
•	the issue of capital stock to Morris Publishing or any wholly-owned restricted subsidiary of Morris Publishing; or

•	the incurrence of indebtedness as a co-obligor or guarantor of the New Notes, indebtedness under the Tranche A term loan, the Tranche B term loan, any Working Capital Facility or if the Tranche A term loan is refinanced, either alone or in conjunction with a refinancing of the Tranche B term loan, the refinanced debt, or any other indebtedness that is permitted to be incurred by Morris Publishing under the “Limitation on Incurrence of Additional Indebtedness” covenant of the New Notes Indenture, which is described above in the section entitled “— Limitation on Incurrence of Additional Indebtedness,” so long as the net proceeds of such indebtedness are retained by Morris Publishing or loaned to or contributed as capital to one or more of its restricted subsidiaries (other than Morris Publishing Finance), and activities incidental thereto.
Morris Publishing will not, and will not cause or permit any of its restricted subsidiaries to, engage in any transactions with Morris Publishing Finance in violation of the preceding sentence.

     Payments for Consent
     The New Notes Indenture will provide that Morris Publishing will not, and will not permit any of its restricted subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of New Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the New Notes Indenture or the New Notes, unless such consideration is offered to be paid and is paid to all holders of New Notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
     Reports
     The New Notes Indenture will provide that, whether or not required by the SEC, so long as any New Notes are outstanding, Morris Publishing will furnish to the holders of New Notes, including by making publicly available filings with the SEC:
•	beginning with reports for the first quarter ended after the date the New Notes are initially issued, all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Morris Publishing were required to file such Forms and, with respect to the annual information only, a report thereon by Morris Publishing’s independent public accountants, in each case within the time periods specified in the SEC’s rules and regulations;

•	all current reports that would be required to be filed with the SEC on Form 8-K if Morris Publishing were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations; and

•	the certifications that would be required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, if Morris Publishing were required to file such certifications, in each case within the time periods specified in such Section 302 and the SEC’s rules and regulations.
     In addition, the New Notes Indenture will provide that, whether or not required by the SEC, Morris Publishing will file a copy of such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations.
     The New Notes Indenture will provide that Morris Publishing also will furnish the Trustee within 50 days after the end of each of the first three fiscal quarters and within 105 days after the end of the fourth fiscal quarter, beginning with the fiscal quarter ended December 31, 2009:
•	an officers’ certificate certifying (1) that no Default or Event of Default under the New Notes Indenture exists, or if any Default or Event of Default under the New Notes Indenture exists, specifying the nature and extent thereof and (2) the Total Leverage Ratio and the Cash Interest Coverage Ratio as of the last day of such quarter as well as the calculations performed to establish such ratios; and

•	a certificate providing, in reasonable detail, information about the costs incurred by it and being charged to it under the Management and Services Agreement during such fiscal quarter.
The portions of the officers’ certificate that certify the Total Leverage Ratio and the Cash Interest Coverage Ratio as of the last day of such quarter as well as the calculations performed to establish such ratios, and the certificate providing information about the costs incurred by and being charged to Morris Publishing under the Management and Services Agreement are to be treated as confidential, material, nonpublic information and shall not be disclosed or used as a basis to purchase or sell the New Notes or other securities of the Issuers unless and until the Issuers publicly disclose this information and shall not be used to the competitive advantage of any other business. If a holder of New Notes enters into a confidentiality agreement with the Issuers to maintain the confidentiality of this information and agrees not to use this information as a basis to purchase or sell the New Notes or other securities of the Issuers unless and until the Issuers publicly disclose this information, and not to use this information for the competitive advantage of any other business, then the Issuers will promptly deliver a copy of such certificate or certificates to any holder that makes a written request therefor.
     The New Notes Indenture will provide that the Issuers will deliver to the Trustee within 120 days after the end of each fiscal year a certificate signed by their principal executive officers, principal financial officers or principal accounting officers and stating that a review of the activities of the Issuers and the Guarantors and of their performance under the New Notes

Indenture during such year has been made under his or her supervision and that, to the best of his or her knowledge, based on such review:
•	the Issuers and the Guarantors have complied with the conditions, covenants and other terms of the New Notes Indenture in all material respects, or, if there has been a Default or Event of Default, describing each such Default or Event of Default known to him or her;

•	no such event has occurred and is continuing which would prohibit the Issuers from making payments on account of the principal of or interest on the New Notes, or, if there has been such an event, describing such event; and

•	the Issuers and the Guarantors have complied in all material respects with all applicable laws and environmental laws, or, if there has been a material violation of such laws, describing each such violation.
     Additionally, the New Notes Indenture will provide that the Issuers will deliver to the Trustee, (1) promptly upon becoming aware of a Default or an Event of Default a certificate specifying such Default or Event of Default and (2) notification of the refinancing of the Tranche A term loan, either alone or in conjunction with a refinancing of the Tranche B term loan, as well as the interest rate payable on the refinanced debt.
     Upon request to the Trustee to take any action under any provision of the Indenture, the Issuers and/or the Guarantors generally will furnish to the Trustee (1) an officers’ certificate stating that all conditions precedent and covenants, if any, related to the proposed action have been satisfied and (2) an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.
     Capital Expenditures
     The New Notes Indenture will provide that Morris Publishing will not, and will not permit any restricted subsidiary that is a Guarantor to, make or incur any capital expenditures not in the ordinary course of business, or make such capital expenditures in an aggregate amount (for Morris Publishing and all of its restricted subsidiaries) in excess of $10 million in any calendar year other than capital expenditures made with Net Loss Proceeds as permitted under the New Notes Indenture.
     Working Capital Balance
     The New Notes Indenture will provide that, at times when there is no Working Capital Facility, Morris Publishing and its subsidiaries may maintain a Working Capital Balance in an aggregate amount equal to or greater than $5 million, so long as, at all times, the sum of (1) the average daily balance of Working Capital Balance during any calendar month plus (2) the average weekly balance of “excess availability” under the Working Capital Facility, during any calendar month, if applicable, is not less than $2 million in the aggregate. The New Notes Indenture will require Morris Publishing and its subsidiaries to maintain its cash, with the exception of no more than $500,000 at any time, in certain acceptable financial institutions.
     Board Observer
     The New Notes Indenture will provide that holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to designate a non-voting observer to attend each meeting of Morris Publishing’s board of directors as well as the board of directors, or comparable body, of each material subsidiary of Morris Publishing and each committee of those boards, or comparable bodies. The New Notes Indenture will provide that this observer may be excluded from access to any material or meeting if the board of directors votes in good faith, after advice of counsel, that such exclusion is necessary (1) to preserve the attorney-client privilege or (2) to avoid the impairment of Morris Publishing to enforce its rights under the New Notes Indenture in a bona fide dispute with the observer. See “Directors and Management — Board of Directors from and after the Closing of the Restructuring.”
Events of Default; Remedies; Waiver
     Events of Default
     Each of the following events will constitute an “Event of Default” under the New Notes Indenture:

•	the failure to pay interest on any New Notes when due and payable and such failure continues for a period of 30 days (whether or not the payment of interest is prohibited by the Intercreditor Agreement);

•	the failure to pay the principal on any New Notes when due and payable, whether at maturity, upon redemption, in connection with a repurchase or otherwise (whether or not the payment is prohibited by the Intercreditor Agreement);

•	a default in the observance or performance of any other covenant or agreement contained in the New Notes Indenture which continues for a period of 30 days after Morris Publishing receives written notice of the default from the Trustee or the holders of at least 25% of the outstanding principal amount of the New Notes (except in the case of a default with respect to the covenants regarding Changes of Control (see “— Redemptions and Repurchases — Repurchase upon a Change of Control”), limitations on Asset Sales (see “— Certain Covenants — Limitations on Asset Sales”), Events of Loss (see “— Redemptions and Repurchases — Repurchase upon Event of Loss”) and mergers, consolidations and sales of assets (“— Certain Covenants — Merger, Consolidation and Sale of Assets”), which will constitute an Event of Default immediately upon receipt of the written notice of the default);

•	the failure to pay at final maturity (giving effect to any applicable grace periods and extensions thereof) the stated principal amount of any indebtedness of Morris Publishing or any of its restricted subsidiaries, or the acceleration of the final stated maturity of any such indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by Morris Publishing or such restricted subsidiary of notice of such acceleration), if the aggregate principal amount of such indebtedness is either (1) $5 million or more or (2) when aggregated with the principal amount of any other such indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case, with respect to which the 20-day period described above has elapsed), aggregates $10 million or more at any time;

•	one or more judgments in an aggregate amount in excess of $10 million has been rendered against Morris Publishing or any of its restricted subsidiaries which remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

•	any Guarantee of a Significant Subsidiary ceases to be in full force and effect, is declared to be null and void and unenforceable or is found to be invalid, or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of its release in accordance with the terms of the New Notes Indenture);

•	the actual or asserted invalidity or impairment of any material provision in the New Notes Indenture, the New Notes or the security documents executed in connection with the New Notes;

•	the liens created by the security documents executed in connection with the New Notes at any time do not constitute valid and perfected liens on the collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required herein or therein) in favor of the Subordinated Lien Collateral Agent, free and clear of all other liens, or, except for expiration in accordance with its terms, any security document with respect to the New Notes for whatever reason is terminated or ceases to be in full force and effect, or the enforceability thereof shall be contested by Morris Publishing, Morris Publishing Finance or any Guarantor;

•	the interest rate payable on any refinanced debt resulting from the refinancing of the Tranche A term loan, either alone or in conjunction with the Tranche B term loan, exceeds LIBOR plus 970 basis points, as calculated on a per year basis (except that, if this refinanced debt bears a fixed rate of interest, the determination will be made on the date the refinanced debt is incurred);

•	any affiliate of Morris Publishing becomes a lender under the Tranche A term loan;

•	any Issuer or any of their restricted subsidiaries makes a payment of cash interest on the Tranche B term loan or makes any principal payment on, purchases, redeems, prepays or otherwise acquires for cash, any portion of the Tranche B term loan prior to the payment in full in cash of the principal and accrued and unpaid interest on the New Notes, except as expressly provided in the New Notes Indenture or in connection with the refinancing of the Tranche A term loan, either alone or in connection with a refinancing of the Tranche B term loan; and

•	specified events relating to the bankruptcy, insolvency or liquidation of an Issuer or any subsidiary of Morris Publishing that is a Significant Subsidiary.

“Significant Subsidiary” means a restricted subsidiary that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.
     Remedies
     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the New Notes and to enforce the New Notes Indenture.
     If an Event of Default described in the last bullet point above occurs and is continuing, then the principal amount of and the accrued and unpaid interest and premium on all outstanding New Notes automatically will become immediately due and payable. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of and the accrued and unpaid interest on all of the outstanding New Notes to be due and payable by giving a written “notice of acceleration” to Morris Publishing and the Trustee. However, if there are any amounts outstanding under the Tranche A term loan or the loan or loans evidencing the debt used to refinance the Tranche A term loan (either alone or in conjunction with a refinancing of the Tranche B term loan), the New Notes will not become due and payable until the first to occur of (1) an acceleration under the Tranche A term loan or the refinanced debt, if applicable, or (2) five business days after receipt by Morris Publishing and the applicable trustee, agent or representative with respect to the Tranche A term loan or the refinanced debt, if applicable, of such notice of acceleration but only if the Event of Default is then continuing.
     The holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to the limitations specified in the New Notes Indenture.
     No holder of New Notes may pursue a remedy with respect to the New Notes or the New Notes Indenture, unless:
•	the holder gives to the Trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in principal amount of the then outstanding New Notes make a written request to the Trustee to pursue the remedy;

•	such holder or holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

•	the Trustee fails to comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of satisfactory indemnity; and

•	during such 60-day period the holders of a majority in principal amount of the then outstanding New Notes do not give the Trustee a direction inconsistent with the request.
     In no event may a holder of a New Note use the New Notes Indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder of a New Note.
     The right of any holder of a New Notes to receive payment of, or premium, if any, and interest on the New Notes, on or after the applicable due date, or to bring suit for the enforcement of any such payment, shall not be impaired or affected without the written consent of such holder.
     If the Trustee collects any money in connection with an Event of Default, the Trustee, subject to the terms of the Intercreditor Agreement, will first pay money to the Trustee, the Subordinated Lien Collateral Agent, the registrar and their agents and attorneys for compensation, expenses and other sums in accordance with the New Notes Indenture, and then will pay money to holders of New Notes for amounts due and unpaid on the New Notes, ratably, in accordance with the New Notes Indenture.
     Waiver
     At any time after a declaration of acceleration with respect to the New Notes as described in the preceding section, the holders of a majority in principal amount of the New Notes may rescind and cancel such declaration and its consequences:
•	if the rescission would not conflict with any judgment or decree;

•	if all existing Events of Default have been cured or waived except the nonpayment of principal or interest that has become due solely because of the acceleration;

•	if interest on overdue installments of interest and overdue principal which has become due other than by such declaration of acceleration has been paid (except to the extent the payment of any such interest is unlawful);

•	if Morris Publishing has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

•	in the event of the cure or waiver of certain Events of Default with respect to bankruptcy, insolvency or liquidation, as described in the last bullet point in the definition of “Event of Default,” the Trustee has received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.
No such rescission will affect any subsequent Default or impair any right consequent thereto.
     The holders of a majority in principal amount of the New Notes may waive any existing or past Default or Event of Default under the New Notes Indenture, and its consequences, except a default in the payment of the principal of or interest on any New Notes.
     Notice
     Pursuant to the New Notes, Morris Publishing will be required to provide a statement to the Trustee upon becoming aware of any Default or Event of Default. In addition, as described above in the section entitled “— Certain Covenants — Reports,” Morris Publishing has agreed to provide a certificate to the Trustee quarterly which certifies that no Default or Event of Default under the New Notes Indenture exists, and, if any Default or Event of Default under the New Notes Indenture exists, specifying the nature and extent thereof and upon becoming aware of a Default or Event of Default and to notify the Trustee upon refinancing the Tranche A term loan (either alone or in conjunction with a refinancing of the Tranche B term loan). If a Default or Event of Default occurs and is continuing, the Trustee shall mail to each holder of New Notes a notice of any Default or Event of Default known to it within 90 days after it occurs. The Trustee may withhold from holders of New Notes notice of any Default or Event of Default (except if it relates to payment) if it determines that withholding notice is in the interest of holders of New Notes.
Legal Defeasance and Covenant Defeasance
     The Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors discharged with respect to the outstanding New Notes, which we refer to as “Legal Defeasance,” subject to their fulfillment of the conditions described below. Legal Defeasance means that the Issuers will be deemed to have paid and discharged the entire indebtedness represented by the outstanding New Notes, and the New Notes no longer will be deemed to be outstanding, except with respect to the following provisions, which will survive:
•	the rights of holders of New Notes to receive payments in respect of the principal of, premium, if any, and interest on the New Notes when are due;

•	the Issuers’ obligations concerning the issuance of temporary New Notes, the registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payments;

•	the rights, powers, trust, duties and immunities of the Trustee and the Issuers’ obligations in connection therewith; and

•	the provisions of the New Notes Indenture that govern Legal Defeasance.
     In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants set forth in the New Notes Indenture, which we refer to as “Covenant Defeasance,” subject to their fulfillment of the conditions described below. Thereafter, any omission to comply with such covenants shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” (excluding, among others, non-payment of principal and interest and bankruptcy, insolvency or liquidation events) will no longer constitute Events of Default with respect to the New Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance:

•	Morris Publishing must irrevocably deposit with the Trustee, in trust for the benefit of the holders if New Notes, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the New Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

•	the Issuers must deliver to the Trustee an opinion of counsel confirming that, among other things, the holders of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance or Covenant Defeasance, as applicable, had not occurred, except that, in the case of Legal Defeasance, this opinion need not be delivered if all Notes that have not been previously delivered to the Trustee for cancellation:
•	have become due and payable; or

•	will become due and payable on the maturity date within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers.
•	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any lien securing such borrowings);

•	such Legal Defeasance or Covenant Defeasance must not result in a breach or violation of, or constitute a Default under the New Notes Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to the deposit and the grant of any lien securing such borrowings) or any other material agreement or instrument to which the Issuers or any of their subsidiaries is a party or by which Morris Publishing or any of its subsidiaries is bound;

•	the Issuers must have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of New Notes over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others;

•	the Issuers must have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

•	the Issuers must have delivered to the Trustee an opinion of counsel to the effect that:
•	the trust funds will not be subject to any rights of holders of senior indebtedness, including, without limitation, those arising under the New Notes Indenture; and

•	assuming no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the date of deposit and that no holder of Notes is an insider of the Issuers, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and
•	certain other customary conditions precedent are satisfied.
Satisfaction and Discharge
     The Issuers may satisfy and discharge their obligations under the New Notes Indenture by depositing with the Trustee or delivering to the holders of New Notes, as applicable, after the New Notes have become due or payable, or when the Notes will become due and payable (or are to be called for redemption) within one year, an amount sufficient to pay all of the outstanding indebtedness on the New Notes and all other sums payable under the New Notes Indenture by them. Such satisfaction and discharge is subject to the terms set forth in the New Notes Indenture.

Modification of the New Notes Indenture
     Without Consent of Holders
     From time to time, the Issuers, the Guarantors and the Trustee, without the consent of the holders of New Notes, may amend the New Notes Indenture for the purposes of curing ambiguities, defects or inconsistencies, or adding a Guarantor, so long as the change does not adversely affect the rights of any of the holders of New Notes in any material respect.
     With Consent of Holders
     Except for modifications requiring the consent of each affected holder of New Notes, which are described in the next paragraph, the New Notes Indenture and the New Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the New Notes then outstanding (including, without limitation, consents obtained in connection with a tender offer or exchange offer for the New Notes). Subject to the terms of the New Notes Indenture, any existing Default or Event of Default or compliance with any provision of the New Notes Indenture or the New Notes may be waived with the consent of the holders of New Notes of a majority in principal amount of the then outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for the New Notes).
     The New Notes Indenture and the New Notes may not be amended or supplemented or any term thereof waived without the consent of the holder of each New Note affected by such amendment, supplement or waiver to:
•	reduce the principal amount of New Notes at maturity whose holders must consent to an amendment;

•	reduce the rate of, or change or have the effect of changing the time for payment of, interest, including defaulted interest, on any New Notes;

•	reduce the principal of, or change or have the effect of changing the fixed maturity of, any New Notes;

•	change the date on which any New Notes may be subject to redemption or reduce the redemption price therefor;

•	change the currency in which any New Notes are payable;

•	make any change to the provisions of the New Notes Indenture that protect the right of each holder of New Notes to receive payment of principal of and interest on such holder’s New Notes on or after the due date of the New Notes or to bring suit to enforce such payment or that permit holders of a majority in principal amount of New Notes to waive Defaults or Events of Default;

•	after the Issuers’ obligation to purchase New Notes arises under the New Notes Indenture, to amend, change or modify in any material respect the obligation of the Issuers to make an offer to and consummate a repurchase of New Notes upon a Change of Control, an Event of Loss or an Asset Sale as described herein or, after the applicable Change of Control, Event of Loss or Asset Sale has occurred, to modify any of the provisions or definitions with respect thereto;

•	modify or change any provision of the New Notes Indenture affecting the ranking of the New Notes or any Guarantee in a manner which adversely affects the holders of New Notes; or

•	release Morris Publishing or any Guarantor that is a Significant Subsidiary of Morris Publishing from any of its obligations under its Guarantee or the New Notes Indenture other than in accordance with the terms of the New Notes Indenture.
     Other
     It will not be necessary for holders of New Notes to approve the particular form of any proposed amendment or waiver. Approval of the substance of any such proposed amendment or waiver will be sufficient.
     After an amendment, supplement or waiver becomes effective following approval by holders of New Notes, the Issuers will mail to each affected holder of New Notes a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuers to mail this notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

     No amendment of, or supplement or waiver to the New Notes Indenture may adversely affect the rights of the holders of any senior indebtedness of the Issuers or the Guarantors, including the Tranche A term loan, if the Tranche A term loan is refinanced (either alone or in conjunction with a refinancing of the Tranche B term loan), the refinanced debt or any Working Capital Facility, under the subordination provisions of the New Notes Indenture or the Intercreditor Agreement without the consent of each holder of the senior indebtedness affected thereby.
Governing Law
     The New Notes Indenture, the New Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.
The Trustee
     The Trustee will not be required to exercise any of its rights and powers under the New Notes Indenture at the request of any holders of New Notes unless such holders have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense which might be incurred by it in compliance with such request or direction.
     To the extent the Trustee may or is required under the New Notes Indenture, the Intercreditor Agreement or any related document to take any action (including making any determination, giving consents, exercising rights, powers or remedies, releasing or selling collateral), the Trustee may seek direction from the holders of a majority in aggregate principal amount of the then outstanding New Notes and may refrain from acting unless and until it has received direction from these holders.
     The Trustee may resign at any time by giving written notice thereof to us. The Trustee also may be removed by act of the holders of a majority in principal amount of the outstanding New Notes or by the Issuers under certain circumstances. No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the New Notes Indenture.
     The New Notes Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the New Notes Indenture. During the continuance of an Event of Default, the Trustee will exercise such rights and powers vested in it by the New Notes Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
     The Trustee or its affiliates may provide other services to us in the ordinary course of their business. The New Notes Indenture and the TIA contain certain limitations on the rights of the Trustee should it become a creditor of Morris Publishing, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee, in its individual or other capacity, will be permitted to become the owner or pledgee of New Notes and may otherwise deal with the Issuers or any affiliate of the Issuers with the same rights it would have if it were not the Trustee. However, if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.
     The Trustee will not be liable to any individual or entity for special, punitive, consequential or incidental loss or damage.
Collateral and Security
     Collateral and Security
     The New Notes and the Guarantees will be secured by a second priority security interest in, and a lien on, substantially all of the assets of the Issuers and the Guarantors. This security interest will be evidenced or created by security documents in favor of the Subordinated Lien Collateral Agent for the benefit of holders of New Notes and the holder of the Tranche B term loan, including, without limitation, a pledge and security agreement, to be executed on the date of the original issuance of the New Notes. Pursuant to the Intercreditor Agreement, the liens held for the benefit of the holders of the New Notes and the Tranche B term loan will be junior and subordinate in all respects to the liens securing the Tranche A term loan until the payment in full of the Tranche A term loan, as described above in “— The Intercreditor Agreement and Subordination — Lien Priority.” Each holder of New Notes, by its acceptance of a New Note, authorizes and expressly directs the Trustee and the Subordinated Lien Collateral Agent to take such action as may be necessary or appropriate to effectuate the subordination provisions set forth in the Intercreditor Agreement.
     If at any time, the Issuers or any Guarantor acquires in fee simple any real property with a fair market value of at least $3 million (or any entity which owns in fee simple any such real property becomes a Guarantor), the Issuers or such Guarantor, as applicable, will execute security documents with respect to this real property in accordance with the terms set forth in the New Notes Indenture.
     Release
     Collateral may be released from the security interest created for the benefit of holders of the New Notes at any time in accordance with the provisions of the New Notes Indenture, the Intercreditor Agreement or the related security documents. The release of any Collateral from the terms of the New Notes Indenture, the Intercreditor Agreement and the Security Documents shall not be deemed to impair the security under the New Notes Indenture in contravention of the provisions of the New Notes Indenture to the extent the Collateral is released pursuant to the terms of the Security Documents, the Indenture and the Intercreditor Agreement.
     The Subordinated Lien Collateral Agent shall release all liens held for the benefit of the holders of the New Notes in accordance with the terms of the Intercreditor Agreement upon the full and final payment and performance of all obligations of the Issuers and Guarantors under the New Notes Indenture, the New Notes and the Guarantees or in connection with the discharge of all obligations (other than certain obligations that expressly survive) under the New Notes Indenture, the Guarantees and the New Notes as described under the captions “— Satisfaction and Discharge” and “— Legal Defeasance and Covenant Defeasance” (including a release of a Guarantee of a Guarantor or the designation of a restricted subsidiary as an unrestricted subsidiary in accordance with the terms of the New Notes Indenture). In addition, subject to the terms of the Intercreditor Agreement, upon the request of the Company, the Subordinated Lien Collateral Agent will release collateral that is sold, conveyed or disposed of in compliance with the provisions of the New Notes Indenture, so long as the Company applies the Net Cash Proceeds from any Asset Sale in accordance with the New Notes Indenture.
     To the extent applicable, the Issuers shall comply with TIA Section 314(d) relating to the release of property from the lien and security interest of the security documents. Any certificate or opinion required by TIA Section 314(d) may be made by an officer of Morris Publishing, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent person, which person shall be an independent engineer, appraiser or other expert selected or approved by the Issuers in the exercise of reasonable care.
     Prior to any proposed release of Collateral, the Issuers shall furnish to the Trustee all documents required by TIA Section 314(d) and an opinion of counsel to the effect that such documents constitute all documents required by TIA Section 314(d). Notwithstanding anything to the contrary in the New Notes Indenture, the Issuers shall not be required to comply with TIA Section 314(d) if they determine, in good faith based on advice of counsel, that all or any portion of TIA Section 314(d) is inapplicable to one or a series of releases of Collateral or the SEC will not take any action against the Issuers for failure to comply with, or that the Issuers are exempt from, all or any portion of TIA Section 314(d).
     The Subordinated Lien Collateral Agent
     Each holder of New Notes, by its acceptance of a New Note, irrevocably appoints and designates the Subordinated Lien Collateral Agent to act as its agent under the New Notes Indenture, the Intercreditor Agreement and security documents related thereto. Actions taken by the Subordinated Lien Collateral Agent in accordance with the provisions of the New Notes Indenture and the security documents related thereto, and the exercise of any rights or remedies by the Subordinated Lien Collateral Agent, will be binding on all holders of New Notes.
     The Subordinated Lien Collateral Agent will take action with respect to any Default or Event of Default as directed by holders of a majority in aggregate principal amount of the then outstanding New Notes. To the extent the Subordinated Lien Collateral Agent may or is required under the New Notes Indenture, the Intercreditor Agreement or any related document to take any action (including making any determination, giving consents, exercising rights, powers or remedies, releasing or selling collateral), the Subordinate Lien Collateral Agent may seek direction from the holders of a majority in aggregate principal amount of the then outstanding New Notes and may refrain from acting unless and until it has received direction from these holders.

     The Subordinated Lien Collateral Agent will not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the New Notes Indenture or any related security document or in the exercise of any of its rights or powers unless it has been offered security and indemnity satisfactory to it against potential costs and liabilities.
     The Subordinated Lien Collateral Agent may resign at any time by giving written notice to the Company, the Trustee and the holders of New Notes and, upon receipt of a resignation, the Company will appoint a successor collateral agent.
No Stockholder Rights for Holders of New Notes
     Holders of New Notes, as such, will not have any rights as stockholders of either of the Issuers (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock).
No Personal Liability of Directors, Officers, Employees, Members and Shareholders
     No director, officer, employee or member of Morris Publishing, Morris Publishing Finance, the Guarantors, Morris Communications or any subsidiary of any of them, as such, will have any liability for any obligations under the New Notes, the New Notes Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of the New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of each New Note. That waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Authentication and Delivery of the New Notes
     Two officers of each of the Issuers will sign the New Notes by manual or facsimile signature. If an officer of Morris Publishing whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note will nevertheless be valid. A New Note will not be valid until authenticated by the manual signature of the Trustee, which will be conclusive evidence that the New Note has been authenticated under the New Notes Indenture.
     The Trustee will authenticate New Notes for original issuance in an aggregate principal amount not to exceed $100 million. The Trustee shall act as the original authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Co-Issuers to authenticate New Notes.
Book-Entry, Delivery and Form
     Except as set forth below, New Notes will be issued in registered, global form in minimum denominations of $1 and integral multiples of $1 in excess thereof. The global notes will be deposited upon issuance with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or in the name of Cede & Co., its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
     Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of Certificated Notes.
     Initially, the Trustee under the New Notes Indenture will act as paying agent and registrar. The New Notes may be presented for registration of transfer and exchange at the offices of the registrar.
     Certain Procedures
     The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to collectively as the “Participants,” and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, referred to collectively as, the “Indirect Participants.”
     Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
     DTC has also advised us that, pursuant to procedures established by it, (1) upon deposit of the New Notes, DTC will credit the accounts of Participants with portions of the principal amount of the global notes and (2) ownership of such interests in the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).
     All interests in a global note may be subject to the procedures and requirements of DTC. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
     Except as described below, owners of beneficial interests in the global notes:
•	will not have New Notes registered in their names;

•	will not receive physical delivery of New Notes in certificated form; and

•	will not be considered the registered owners or “holders” thereof under the New Notes Indenture for any purpose.
     Payments in respect of the principal of, premium, if any, and interest on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the New Notes Indenture. Under the terms of the New Notes Indenture, we and the Trustee will treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the Trustee nor any of our or the Trustee’s agents has or will have any responsibility or liability for (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the New Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
     Interests in the global notes are expected to be eligible to trade in DTC’s settlement system and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “— Same-Day Settlement and Payment.” Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.
     DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account or accounts DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the New Notes, DTC reserves the right to exchange the global notes for legended New Notes in certificated form, and to distribute such New Notes to its Participants.

     Neither we nor the Trustee nor any of our or their respective agents will have any responsibility or liability for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.
     Exchange of Book-Entry Notes for Certificated Notes
     A global note is exchangeable for Certificated Notes, i.e., definitive New Notes in registered certificated form, if:
•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary or (2) has ceased to be a clearing agency registered under the Exchange Act, and, in either case, we shall not have appointed a successor depositary within 120 days after receiving notice or becoming aware of such ineligibility;

•	we, at our option, and subject to DTC’s procedures, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

•	there shall have occurred or is continuing a Default or Event of Default with respect to the New Notes.
     Certificated New Notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).
     Same-Day Settlement and Payment
     Payments in respect of the New Notes represented by global notes (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the global noteholder. With respect to New Notes in certificated form, we will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The New Notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated New Notes will also be settled in immediately available funds.

THE PREPACKAGED PLAN
     WE HAVE NOT COMMENCED A CASE UNDER THE BANKRUPTCY CODE AND HAVE NOT FILED THE PREPACKAGED PLAN IN A PREPACKAGED PLAN PROCEEDING (WHICH MEANS A REORGANIZATION CASE UNDER THE BANKRUPTCY CODE AS CONTEMPLATED BY THE SUPPORT AGREEMENT) AT THIS TIME. THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT SOLICITS ADVANCE ACCEPTANCE OF THE PREPACKAGED PLAN IN THE EVENT THAT THE PREPACKAGED PLAN PROCEEDING IS COMMENCED AND THE PREPACKAGED PLAN IS FILED, AND IT CONTAINS INFORMATION RELEVANT TO A DECISION TO ACCEPT OR REJECT THE PREPACKAGED PLAN.
     The following is a summary of the material terms and provisions of the Prepackaged Plan. While we believe this summary covers the material terms and provisions of the Prepackaged Plan, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Prepackaged Plan, which is included as Exhibit A hereto and which we incorporate by reference into this document.
     To allow us to effect a chapter 11 reorganization in the quickest and most cost efficient manner, we are soliciting acceptances of the Prepackaged Plan from holders of impaired claims entitled to vote under the Prepackaged Plan. Under the Prepackaged Plan, holders of Old Notes would receive the same treatment with respect to their claims as they would receive in the Recapitalization Plan. Existing holders of our equity would continue to hold such equity.
     We are soliciting acceptances of the Prepackaged Plan from the holders of our Old Notes pursuant to this Offering Memorandum and Disclosure Statement. In the event that the conditions to the Recapitalization Plan are not satisfied, including, for example, the minimum tender condition, but we receive acceptances from a sufficient number of holders of impaired claims in an impaired class of claims to allow the Prepackaged Plan to be confirmed under the Bankruptcy Code, including through the nonconsensual “cram-down” provisions of section 1129(b) of the Bankruptcy Code with respect to any nonaccepting impaired claims classes, as an alternative to the Recapitalization Plan, we may elect and, under the terms of the Support Agreement, we are required, to seek confirmation of the Prepackaged Plan in a chapter 11 proceeding. The debtors in such cases would be Morris Publishing; Athens Newspapers, LLC; Broadcaster Press, Inc.; Homer News, LLC; Log Cabin Democrat, LLC; Morris Publishing Finance; MPG Allegan Property, LLC; MPG Holland Property, LLC; Southeastern Newspapers Company, LLC; Southwestern Newspapers Company, L.P.; The Oak Ridger, LLC; The Sun Times, LLC; Yankton Printing Company; Stauffer Communications, Inc.; and Florida Publishing Company, which we refer to collectively as the “Debtors.”
     IF THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, IT WILL BIND ALL OF OUR CLAIM AND EQUITY INTEREST HOLDERS, INCLUDING ALL HOLDERS OF OLD NOTES, REGARDLESS OF WHETHER THEY VOTED TO ACCEPT OR REJECT THE PREPACKAGED PLAN, OR VOTED AT ALL. THE HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE COMPANY WILL RECEIVE THE SAME TREATMENT AS THEY WOULD RECEIVE IN THE RECAPITALIZATION PLAN.
     The form of the Prepackaged Plan is attached to this Offering Memorandum and Disclosure Statement as Exhibit A. The Prepackaged Plan and this Offering Memorandum and Disclosure Statement should be read and studied in their entirety prior to voting on the Prepackaged Plan. See “Risk Factors —Risks Relating to Consummation of the Prepackaged Plan” for a discussion of risks associated with the Prepackaged Plan and the transactions contemplated thereunder. You are urged to consult your counsel about the Prepackaged Plan and its effect on your legal rights before voting.
Anticipated Events in a Reorganization Case
     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Pursuant to chapter 11, a debtor may remain in possession of its assets, continue to manage its business and attempt to reorganize its business for the benefit of the debtor, its creditors and other parties in interest. The commencement of a reorganization case creates an estate comprising all the legal and equitable interests of a debtor in property as of the date the petition is filed. Sections 1107 and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession,” unless the applicable bankruptcy court orders the appointment of a trustee. The filing of a reorganization case also triggers the automatic stay provisions of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with its property or business. Except as otherwise ordered by the applicable bankruptcy court, the automatic stay generally remains in full force and effect until confirmation of a plan of reorganization.
     The formulation and confirmation of a plan of reorganization is the principal objective of a chapter 11 case. The Prepackaged Plan sets forth the means for satisfying the claims against and interests in the debtor. The Prepackaged Plan we propose provides for the reorganization of our capital structure, thereby providing a platform for us to continue as a viable business enterprise.
Solicitations of Acceptances of the Prepackaged Plan
     Usually, a plan of reorganization is filed and votes to accept or reject the Prepackaged Plan are solicited after the filing of a reorganization case. Nevertheless, a debtor may solicit votes prior to the commencement of a reorganization case in accordance with section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). In accordance with such provisions, we are soliciting acceptances from holders of impaired claims in connection with our reorganization cases.
     Bankruptcy Rule 3018(b) requires that:
•	the Prepackaged Plan be transmitted to substantially all creditors and interest holders entitled to vote on the Prepackaged Plan;

•	the time prescribed for voting to reject or accept such plan not be unreasonably short; and

•	the solicitation of votes be in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.
     Section 1125(a)(1) of the Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the Prepackaged Plan. With regard to a solicitation of votes prior to the commencement of a reorganization case, Bankruptcy Rule 3018(b) specifically provides that acceptances or rejections of the Prepackaged Plan by holders of claims or interests prior to the commencement of a reorganization case will not be deemed acceptances or rejections of the Prepackaged Plan if the Bankruptcy Court determines, after notice and a hearing, that the Prepackaged Plan was not transmitted to substantially all creditors and equity security holders entitled to vote on the Prepackaged Plan, that an unreasonably short time was prescribed for such creditors and equity security holders to vote on the Prepackaged Plan, or that the solicitation was not otherwise in compliance with section 1126(b) of the Bankruptcy Code. If the aforementioned conditions of the Bankruptcy Code and Bankruptcy Rules are met, all acceptances and rejections received prior to the commencement of the reorganization case and within the prescribed solicitation period will be deemed to be acceptances and rejections of the Prepackaged Plan for purposes of confirmation of the Prepackaged Plan under the Bankruptcy Code.
     Under the terms of the Support Agreement, in the event that the conditions to the Exchange Offer are not satisfied or waived by the date on which acceptances are due, we are required to, among other things:
•	file chapter 11 petitions in the Bankruptcy Court and commence the proceedings to confirm the Prepackaged Plan under the Bankruptcy Code; and

•	obtain approval of the Prepackaged Plan and this Offering Memorandum and Disclosure Statement within 30 days after the Petition Date, subject to the schedule of the Bankruptcy Court.
     However, there can be no assurance that the Bankruptcy Court will conclude that the requirements of section 1129 of the Bankruptcy Code for confirmation of the Prepackaged Plan have been met. The Bankruptcy Court may find that the holders of impaired claims have not properly accepted the Prepackaged Plan if the Bankruptcy Court finds that the solicitation of acceptances of the Prepackaged Plan did not comply with all of the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules (including the requirement under section 1126(b) of the Bankruptcy Code that the solicitation of acceptances of the Prepackaged Plan comply with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or that the Prepackaged Plan solicitation is made after disclosure of adequate information). In such an event, we may be required to resolicit votes on the Prepackaged Plan before seeking confirmation of the Prepackaged Plan, in which case confirmation of the Prepackaged Plan could be delayed and possibly jeopardized.

     Bankruptcy Rule 3016(b) provides that either a disclosure statement under section 1125 of the Bankruptcy Code or evidence showing compliance with section 1126(b) of the Bankruptcy Code must be filed with the Prepackaged Plan or within the time fixed by the court. This Offering Memorandum and Disclosure Statement is presented to holders of our impaired claims to satisfy the requirements of section 1126(b) of the Bankruptcy Code and Bankruptcy Rules 3016(b) and 3018(b). We believe that this Offering Memorandum and Disclosure Statement and the solicitation process we undertake will meet these requirements.
     This Prepackaged Plan solicitation is being conducted at this time to obtain the acceptance of each impaired class of claims entitled to vote. If we seek relief under chapter 11 of the Bankruptcy Code by commencing the proceedings to confirm the Prepackaged Plan, we will attempt to use such acceptances as are received to obtain confirmation of the Prepackaged Plan as promptly as practicable. If we commence the proceedings to confirm the Prepackaged Plan, we will promptly seek to obtain an order of the Bankruptcy Court finding that the solicitation of acceptances of the Prepackaged Plan was in compliance with section 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) and that the acceptance of each class of impaired claims can be used for purposes of confirmation of the Prepackaged Plan under chapter 11 of the Bankruptcy Code. Subject to our obligations under the Support Agreement, we reserve the right to use the acceptances to seek confirmation of any permitted amendment or modification of the Prepackaged Plan, provided that we may not make any amendment or modification to the Prepackaged Plan prohibited by the Support Agreement. Under the Support Agreement, we are prohibited from waiving any condition to the Prepackaged Plan or making any changes to the terms and conditions of the Prepackaged Plan without the prior consent of the holders of a specified amount of Old Notes.
     As more fully described below, we are soliciting acceptances of the Prepackaged Plan from holders of claims in class 6.
Summary of Classification and Treatment of Claims and Equity Interest Under the Prepackaged Plan

Class	Claim	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Deemed to Accept
2	Tranche A Term Loan Claims	Unimpaired	Deemed to Accept
3	Tranche B Term Loan Claims	Unimpaired	Deemed to Accept
4	Tranche C Term Loan Claims	Unimpaired	Deemed to Accept
5	Other Secured Claims	Unimpaired	Deemed to Accept
6	Senior Notes Claims	Impaired	Entitled to Vote
7	General Unsecured Claims	Unimpaired	Deemed to Accept
8	Intercompany Claims	Unimpaired	Deemed to Accept
9	Interests in the Debtors	Unimpaired	Deemed to Accept
This table is only a summary of the classification and treatment of claims and interests under the Prepackaged Plan. Reference should be made to the prepackaged plan attached to this Offering Memorandum and Disclosure Statement as Exhibit A for a complete description of the classification and treatment of claims and interests.
Holders of Claims Entitled to Vote; Voting Record Date
     Chapter 11 does not require that each holder of a claim against or interest in a debtor vote in favor of a plan of reorganization in order for the Bankruptcy Court to confirm the Prepackaged Plan. At a minimum, however, at least one class of impaired claims under the Prepackaged Plan, without including any acceptance of the Prepackaged Plan by any insider of the Debtors, must accept the Prepackaged Plan.
     Classes of claims or interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan of reorganization and are not entitled to vote. By contrast, classes of claims or interests that do not receive or retain any property under a plan on account of such claims or interests are deemed to have rejected the plan and do not vote. Acceptances of the Prepackaged Plan are being solicited only from those persons who hold claims in a class that is impaired under the Prepackaged Plan and who are not deemed by the Bankruptcy Code to have rejected the Prepackaged Plan. A class of claims or interests is “impaired” if the legal, equitable, or contractual rights to which the claims or interests entitle the holders of claims or interests of that class are altered.

     The following classes of claims and interests are impaired under the Prepackaged Plan, and all holders of claims in such classes as of the Voting Record Date are entitled to vote to accept or reject the Prepackaged Plan: Class 6 — Senior Notes Claims.
     CLASSES 1, 2, 3, 4, 5, 7, 8 and 9 ARE UNIMPAIRED UNDER THE PREPACKAGED PLAN IN ACCORDANCE WITH SECTION 1124 OF THE BANKRUPTCY CODE AND, ACCORDINGLY, HOLDERS OF CLAIMS OR INTERESTS IN SUCH CLASSES ARE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN AND ARE NOT ENTITLED TO VOTE ON THE PREPACKAGED PLAN.
     To be entitled to vote to accept or reject the Prepackaged Plan, a holder of an allowed claim in Class 6 must have been the beneficial owner of such claim or interest at the close of business on the Voting Record Date, regardless of whether such claim is held of record on the Voting Record Date in such holder’s name or in the name of such holder’s broker, dealer, commercial bank, trust company or other nominee. If a claim is held in the name of a holder’s broker, dealer, commercial bank, trust company or other nominee, the beneficial owner will vote on the Prepackaged Plan by completing the information requested on the Ballot, voting and signing the Ballot and then providing the Ballot to the record holder holding the claim for the beneficial owner’s benefit if the Ballot has not already been signed by the beneficial owner’s nominee or agent. If the Ballot already has been signed by the beneficial owner’s agent or nominee, the beneficial owner can vote on the Prepackaged Plan by completing the information requested on the Ballot, indicating the appropriate vote on the Ballot and returning their Ballot in the enclosed, preaddressed postage paid envelope so it is actually received by the tabulation agent before the Voting Deadline.
     No appraisal rights are available to holders of claims in connection with the Prepackaged Plan.
Vote Required for Class Acceptance of the Prepackaged Plan
     As a condition to confirmation, the Bankruptcy Code requires that, except to the extent the Prepackaged Plan meets the “nonconsensual confirmation” standards discussed below under “— Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims,” each impaired class of claims must accept the Prepackaged Plan.
     For a class of impaired claims to accept the Prepackaged Plan, section 1126 of the Bankruptcy Code requires acceptance by holders of claims that hold at least two-thirds (2/3) in amount and more than one-half (1/2) in number of holders of allowed claims of such class who vote on the Prepackaged Plan.
     If the Prepackaged Plan is confirmed, each holder of a claim or interest in a class will receive the same consideration as the other members of the class, and the Prepackaged Plan will be binding with respect to all holders of claims and interests of each class, including members who did not vote or who voted to reject the Prepackaged Plan.
Classifications under the Prepackaged Plan
     The principal provisions of the Prepackaged Plan are summarized below. This summary is qualified in its entirety by reference to the Prepackaged Plan attached hereto as Exhibit A. WE URGE ALL CLAIM HOLDERS AND OTHER PARTIES IN INTEREST TO READ AND STUDY CAREFULLY THE PREPACKAGED PLAN.
Classification and Allowance of Claims and Interests
     Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify claims against, and interests in, a debtor. Under section 1122 of the Bankruptcy Code, a plan of reorganization may classify claims and interests only into classes containing claims and interests which are substantially similar to such claims or interests. The Prepackaged Plan designates eight classes of claims and one class of interests. We believe that we have classified all claims and interests in compliance with the provisions of section 1122 of the Bankruptcy Code. However, once our chapter 11 cases have been commenced, a claim holder or interest holder could challenge our classification of claims and interests, and the Bankruptcy Court could determine that a different classification is required for the Prepackaged Plan to be confirmed. In such event, it is our intention to seek to modify the Prepackaged Plan to provide for whatever classification might be required by the Bankruptcy Court and to use the acceptances received, to the extent permitted by the Bankruptcy Court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect a class’s acceptance of the Prepackaged Plan by changing the composition of such class and the required vote for acceptance of the Prepackaged Plan and could potentially require a resolicitation of votes on the Prepackaged Plan.

     The Prepackaged Plan provides for the classification and treatment of claims and interests of our creditors and interest holders allowed under section 502 of the Bankruptcy Code. Only the holder of an allowed claim or an allowed interest is entitled to receive a distribution under the Prepackaged Plan. An allowed claim or allowed interest is a claim or interest that:
•	is reflected in our books and records as liquidated in an amount and not disputed nor contingent and no objection to the allowance of the claim or interest or request to estimate the claim or interest has been interposed within any time period provided under the Prepackaged Plan or by order of the bankruptcy court;

•	has been adjudicated as an allowed claim or interest; or

•	is specified as an allowed claim or allowed interest under the Prepackaged Plan or any order confirming the Prepackaged Plan, which is referred to as the “Confirmation Order.”
     A disputed claim or disputed interest is a claim or interest that is not an allowed claim or allowed interest and is:
•	the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, any applicable order of the Bankruptcy Court, the Prepackaged Plan or applicable nonbankruptcy law, which objection or request for estimation has not been withdrawn or resolved; or

•	otherwise specified as “disputed” or a “disputed claim” or a “disputed interest” pursuant to the Prepackaged Plan.
Summary of Distributions under the Prepackaged Plan
     The following is a summary of the distributions under the Prepackaged Plan. While we believe this summary covers the material terms and provisions relating to the distributions under the Prepackaged Plan, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Prepackaged Plan, which is included as Exhibit A hereto and which we incorporate by reference into this document.
     The following describes the Prepackaged Plan’s classification of claims and interests and the treatment that holders of allowed claims and allowed interests would receive for such allowed claims and allowed interests if the Prepackaged Plan is confirmed. Holders of such allowed claims or allowed interests can agree to accept less favorable treatment by settlement or otherwise. If the Prepackaged Plan is confirmed by the Bankruptcy Court, each holder of an allowed claim or allowed interest in a particular class will receive the same treatment as the other holders in the same class of claims or interests, whether or not such holder voted to accept the Prepackaged Plan. Moreover, upon confirmation, the Prepackaged Plan will be binding on all of our creditors and holders of equity interests regardless of whether such creditors or holders of equity interests voted to accept the Prepackaged Plan (unless such holder agrees to accept less favorable treatment). Such treatment will be in full satisfaction, release and discharge of, and in exchange for, such holder’s claims against or interests in us, except as otherwise provided in the Prepackaged Plan.
     Treatment of Unclassified Claims
     The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include administrative claims and priority tax claims as set forth below.
     Administrative Claims
     Under the Prepackaged Plan, administrative claims include claims for the costs and expenses of administration of the bankruptcy cases pursuant to sections 503(b), 507(a)(2), or 507(b) of the Bankruptcy Code, including:
•	the actual and necessary costs and expenses of preserving the estates and operating the businesses of the debtors (such as wages, salaries, or commissions for services, and payments for goods and other services and leased premises);

•	all indebtedness or obligations incurred or assumed by the Debtors during the chapter 11 cases, to the extent that the incurrence or assumption of such indebtedness or obligations provides a benefit to the Debtors’ estates;

•	any payments made to cure a default or an assumed executory contract or unexpired lease;

•	all fees and charges assessed against the estates pursuant to 28 U.S.C. section 1930;

•	approved requests for compensation of professionals retained in the chapter 11 cases and the reimbursement of expenses incurred by such professionals;

•	all fees and expenses incurred by the Old Notes indenture trustee;

•	all reasonable Ad Hoc Committee Advisors’ claims;

•	all fees and expenses of the administrative agent under the Existing Credit Agreement; and

•	all approved requests for compensation or expense reimbursement for making a substantial contribution in the chapter 11 cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code, which collectively we refer to as the “Administrative Claims.”
     To confirm the Prepackaged Plan, allowed Administrative Claims must be paid in full or in a manner otherwise agreeable to the holders of those claims.
     Priority Tax Claims
     Under the Prepackaged Plan, priority tax claims include any claim specified in section 507(a)(8) of the Bankruptcy Code, which collectively we refer to as the “Priority Tax Claims.” Except to the extent that a holder of an allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each allowed Priority Tax Claim, each holder of such allowed Priority Tax Claim shall be paid in full in cash in accordance with applicable non-bankruptcy law or otherwise in the ordinary course of business.
     Treatment of Classified Claims
     The following describes the Prepackaged Plan’s classification of the claims and interests that are required to be classified under the Bankruptcy Code and the treatment that the holders of such allowed claims or allowed interests will receive for such claims or interests:
Class 1 — Other Priority Claims
     The claims in Class 1 are of the types identified in section 507(a) of the Bankruptcy Code that are entitled to priority treatment (other than Administrative Claims and Priority Tax Claims), which collectively we refer to as “Other Priority Claims.” Most of these claims already will have been paid by the Debtors in the ordinary course of business or pursuant to orders entered by the Bankruptcy Court.
     Class 1 is unimpaired by the Prepackaged Plan. Each holder of an Other Priority Claim is conclusively presumed to have accepted the Prepackaged Plan and is not entitled to vote to accept or reject the Prepackaged Plan.
     Except to the extent a holder of an allowed Other Priority Claim agrees to a less favorable treatment, in full and final satisfaction of and in exchange for each Other Priority Claim, each holder of such allowed Other Priority Claim will be paid in full in cash on the later of the Plan Effective Date and the date such Other Priority Claim becomes allowed, or as soon as practicable thereafter.
Class 2 — Tranche A Term Loan Claims
     The claims in Class 2 consist of claims arising under Tranche A of our existing credit facility, which collectively we refer to as “Tranche A Term Loan Claims.” On the Plan Effective Date, each holder of a Tranche A Term Loan Claim shall be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.
     Class 2 is unimpaired by the Prepackaged Plan, and Holders of Class 2 Tranche A Term Loan Claims are conclusively presumed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Holders of Class 2 Tranche A Term Loan Claims are not entitled to vote to accept or reject the Prepackaged Plan.

Class 3 — Tranche B Term Loan Claims
     The claims in Class 3 consist of claims arising under Tranche B of our existing credit facility, which collectively we refer to as “Tranche B Term Loan Claims.” On the Plan Effective Date, each holder of a Tranche B Term Loan Claim shall be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.
     Class 3 is unimpaired by the Prepackaged Plan, and holders of Class 3 Tranche B Term Loan Claims are conclusively presumed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Holders of Class 3 Tranche B Term Loan Claims are not entitled to vote to accept or reject the Prepackaged Plan.
Class 4 — Tranche C Term Loan Claims
     The claims in Class 4 consist of claims arising under Tranche C of our existing credit facility, which collectively we refer to as “Tranche C Term Loan Claims.” On the Plan Effective Date, the Tranche C Term Loan Claims shall be allowed and deemed to be allowed claims in the cumulative amount of $110 million plus interest and fees due and owing under our existing credit facility.
     Class 4 is unimpaired by the Prepackaged Plan, and holders of Class 4 Tranche C Term Loan Claims are conclusively presumed to have accepted the Prepackaged Plan pursuant to section 1126(f) of the Bankruptcy Code. Holders of Class 4 Tranche C Term Loan Claims are not entitled to vote to accept or reject the Prepackaged Plan.
     In full and final satisfaction, settlement, release, and discharge of and in exchange for each Tranche C Term Loan Claim, each holder of such Tranche C Term Loan Claim shall receive, pursuant to the terms of the Escrow Agreement, which is expressly incorporated and made a part of the Prepackaged Plan, as applicable, (1) cancellation of Intercompany Debt (as such term is defined in the Escrow Agreement), (2) a promissory note from MPG Holdings or (3) an increase in the equity of MPG Newspapers in Morris Publishing through the capital contribution contemplated by the Escrow Agreement.
Class 5 — Other Secured Claims
     The claims in Class 5 consist of all secured claims other than Class 2 Tranche A Term Loan Claims, Class 3 Tranche B Term Loan Claims, and Class 4 Tranche C Term Loan Claims that collectively we refer to as “Other Secured Claims.” Based upon the books and records of the Debtors, Class 5 claims include obligations under equipment leases, mechanics liens, liens of landlords, on accounts, general intangibles or inventory related to properties released by them to the Debtors.
     Class 5 is unimpaired by the Prepackaged Plan. Each holder of an Other Secured Claim is conclusively presumed to have accepted the Prepackaged Plan and is not entitled to vote to accept or reject the Prepackaged Plan.
     Except to the extent that a holder of an allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each allowed Other Secured Claim, on the later of the Plan Effective Date and the date such Other Secured Claim becomes allowed, or as soon as practicable thereafter, at the sole option of the reorganized Company, each allowed Other Secured Claim will be reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.
Class 6 — Senior Notes Claims
     The claims in Class 6 consist of all claims of the holders of the Old Notes arising under the Old Notes Indenture, which collectively we refer to as “Senior Notes Claims.” On the Plan Effective Date, Senior Notes Claims shall be allowed in the aggregate amount of (i) $278,478,000 plus (ii) all accrued and unpaid interest at the non-default contract rate and fees due and owing under the Old Notes and the Old Notes Indenture plus (iii) all other obligations due and owing under the Old Notes and the Old Notes Indenture.
     Class 6 is impaired by the Prepackaged Plan. Each holder of a Senior Note Claim is entitled to vote to accept or reject the Prepackaged Plan.
     On the Plan Effective Date, in full and final satisfaction and discharge of and in exchange for each allowed Senior Note Claim, each holder of a Senior Note Claim shall receive its pro rata share of 100% of the New Notes.

Class 7 — General Unsecured Claims
     The claims in Class 7 consist of the claims of vendors, landlords with prepetition rent claims and/or claims based on rejection of leases, prepetition personal injury, prepetition litigation, parties to contracts with the Debtors that are being rejected and other general unsecured claims, which collectively we refer to as the “General Unsecured Claims.”
     Class 7 is unimpaired by the Prepackaged Plan. Each holder of a General Unsecured Claim is deemed to accept the Prepackaged Plan.
     Except to the extent that a holder of an allowed General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction and discharge of and in exchange for each General Unsecured Claim, each allowed General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code. Each holder of an allowed General Unsecured Claim that is not due and payable on or before the Plan Effective Date will receive payment in full in cash of the unpaid portion of such allowed General Unsecured Claim on the latest of (1) the Plan Effective Date, (2) the date such allowed General Unsecured Claims becomes due and payable in the ordinary course of business and (3) as otherwise agreed to by the Debtors and the holder of such claim; provided, however, that the debtors may seek authority from the Bankruptcy Court to pay certain General Unsecured Claims in advance of the Plan Effective Date in the ordinary course of business. The Debtors reserve their rights, however, to dispute the validity of any General Unsecured Claim, whether or not objected to prior to the Plan Effective Date.
Class 8-Intercompany Claims
     The claims in Class 8 consist of intercompany claims, which collectively we refer to as the “Intercompany Claims.”
     Class 8 is unimpaired by the Prepackaged Plan. Each holder of an Intercompany Claim is presumed to have accepted the Prepackaged Plan and is not entitled to vote to accept or reject the Prepackaged Plan.
     On the Plan Effective Date, Intercompany claims shall be (1) reinstated and rendered unimpaired in accordance with section 1124 of the Bankruptcy Code at an aggregate cap of $500,000 and/or (2) satisfied in accordance with the terms of the Support Agreement and the Escrow Agreement, both of which are expressly incorporated into and made a part of the Prepackaged Plan, as applicable.
Class 9-Interests in the Debtors
     The claims in Class 9 consist of the ownership interests in the Debtors under the Prepackaged Plan, which collectively we refer to as the “Interests in the Debtors.”
     Class 9 is unimpaired by the Prepackaged Plan. Each holder of an Interest in the Debtors is presumed to have accepted the Prepackaged Plan and is not entitled to vote to accept or reject the Prepackaged Plan.
     Interests in the Debtors shall be reinstated on the Plan Effective Date.
Confirmation of the Prepackaged Plan
     If we seek to implement the Prepackaged Plan by commencing proceedings to confirm the Prepackaged Plan contemplated by the Support Agreement, we will promptly request that the Bankruptcy Court hold a confirmation hearing (including a determination that the solicitation of acceptances to approve the Prepackaged Plan was in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or, if there is not any such law, rule or regulation, was made after disclosure of adequate information as defined in the Bankruptcy Code), upon such notice to parties in interest as is required by the Bankruptcy Code and the Bankruptcy Court. Bankruptcy Rule 2002(b) requires no less than 25 days’ notice by mail of the time for filing objections to confirmation of the Prepackaged Plan and of the time and place of the confirmation hearing, unless the Bankruptcy Court shortens or lengthens this period. Parties in interest, including all holders of impaired claims and interests, will be provided notice by mail, or by publication if required by the Bankruptcy Court, of the date and time fixed by the Bankruptcy Court for the confirmation hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Prepackaged Plan. The Bankruptcy Court will also establish procedures for the filing and service of objections to confirmation of the Prepackaged Plan. Such procedures will be described to parties in interest in the notice informing them of the time for filing objections to confirmation of the Prepackaged Plan.

     ANY OBJECTIONS TO CONFIRMATION OF THE PREPACKAGED PLAN MUST BE FILED WITH THE BANKRUPTCY COURT IN ACCORDANCE WITH APPLICABLE BANKRUPTCY RULES AND ANY PROCEDURES ESTABLISHED BY THE BANKRUPTCY COURT.
     In order for the Prepackaged Plan to be confirmed, and regardless of whether all impaired classes of claims vote to accept the Prepackaged Plan, the Bankruptcy Code requires that the Bankruptcy Court determine that the Prepackaged Plan complies with the requirements of section 1129 of the Bankruptcy Code. Section 1129 of the Bankruptcy Code requires for confirmation, among other things, that:
•	except to the extent the Prepackaged Plan meets the “nonconsensual confirmation” standards discussed below under “Confirmation of the Prepackaged Plan Without Acceptance by All Classes of Impaired Claims,” the Prepackaged Plan must be accepted by each impaired class of claims and interests by the requisite votes of holders of claims or interests in such impaired classes;

•	the Prepackaged Plan is feasible (that is, there is a reasonable probability that we will be able to perform our obligations under the Prepackaged Plan and continue to operate our businesses without the need for further financial reorganization) (see “— Feasibility of the Prepackaged Plan” below); and

•	the Prepackaged Plan meets the requirements of section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired class, each holder of a claim or interest in such class either (1) accepts the Prepackaged Plan or (2) receives at least as much pursuant to the Prepackaged Plan as such holder would receive in our liquidation under chapter 7 of the Bankruptcy Code (see “— Best Interests Test” below).
     In addition, we must demonstrate in accordance with section 1129 of the Bankruptcy Code that:
•	the Prepackaged Plan is proposed in good faith;

•	the Prepackaged Plan complies with the Bankruptcy Code;

•	payments for services or costs and expenses in or in connection with the chapter 11 cases, or in connection with the Prepackaged Plan, have been approved by or are subject to the approval of the Bankruptcy Court;

•	the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of creditors and interest holders;

•	the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•	all statutory fees have been or will be paid; and

•	the Prepackaged Plan provides for the continued maintenance of retiree benefits, if any, at a certain level.
Acceptance of the Prepackaged Plan
     As a condition to confirmation, the Bankruptcy Code requires that each impaired class of claims or interests accept a plan of reorganization, unless the “cram-down” requirements of section 1129(b) of the Bankruptcy Code are met. Classes of claims or interests that are not “impaired” under a plan are conclusively presumed to have accepted the Prepackaged Plan and are not entitled to vote.
Feasibility of the Prepackaged Plan
     The Bankruptcy Code requires that, in order to confirm the Prepackaged Plan, the Bankruptcy Court must find that confirmation of the Prepackaged Plan will not likely be followed by liquidation or the need for further financial reorganization. For the Prepackaged Plan to meet the “feasibility test,” the Bankruptcy Court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations under the Prepackaged Plan.
     We have analyzed our ability to meet our obligations under the Prepackaged Plan. As part of our analysis, we have considered our forecasts of our financial performance after completion of the proceedings to confirm the Prepackaged Plan. These projections and the significant assumptions on which they are based are included in this Offering Memorandum and Disclosure Statement. See “Unaudited Projected Consolidated Financial Information for Restructuring under the Prepackaged Plan.” We believe, based on our analysis, that the Prepackaged Plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the effectiveness of the Prepackaged Plan, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the Prepackaged Plan. There can be no assurance that the Bankruptcy Court will agree with our determination. In particular, there can be no assurance that the Bankruptcy Court will accept the projections or the assumptions underlying our determination. See “Risk Factors — Risks Related to Consummation of the Prepackaged Plan — The Bankruptcy Court May Not Confirm the Prepackaged Plan.”
Best Interests Test
     Even if the Prepackaged Plan is accepted by each impaired class of claims, section 1129(a)(7) of the Bankruptcy Code requires that in order to confirm the Prepackaged Plan, the Bankruptcy Court must determine that either (1) each member of an impaired class of claims or interests has accepted the Prepackaged Plan or (2) the Prepackaged Plan will provide each non-accepting member of an impaired class of claims or interests a recovery that has a value at least equal to the value of the distribution that such member would receive if we were liquidated under chapter 7 of the Bankruptcy Code. If all members of an impaired class of claims or interests accept the Prepackaged Plan, the best interests test does not apply with respect to that class.
     The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in the context of a chapter 7 liquidation case. The total amount available would be the sum of the proceeds from the disposition of our assets and the cash held by us at the time of the commencement of the chapter 7 case. The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative claims and priority claims that may result from the termination of our business and the use of chapter 7 for the purposes of liquidation. Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and stockholders in the strict order of priority in accordance with section 726 of the Bankruptcy Code, which requires that no junior creditor receive any distribution until all senior creditors are paid in full, and can be compared to the value of the property that is proposed to be distributed under the Prepackaged Plan on the date the Prepackaged Plan becomes effective.
     After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including:
•	the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee;

•	the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail; and

•	substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a chapter 11 case, we have determined that confirmation of the Prepackaged Plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to our liquidation under chapter 7 of the Bankruptcy Code. Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and interests in a chapter 7 case would be less than the value of distributions under the Prepackaged Plan because, among other reasons, such distributions in chapter 7 may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a substantial period of time after the completion of such liquidation to resolve all objections to claims and prepare for distributions.
Liquidation Analysis
     THE FOLLOWING LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF THE HYPOTHETICAL CHAPTER 7 LIQUIDATION OF OUR ASSETS. THE ANALYSIS IS BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS WHICH ARE DESCRIBED BELOW. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF OUR ASSETS AND IS NOT NECESSARILY INDICATIVE OF THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION.
     Pursuant to section 1129(a)(7) of the Bankruptcy Code (often called the best interests test) (see “— Best Interests Test” above), each holder of an allowed claim or allowed equity interest must either (1) accept the Prepackaged Plan or (2) receive or retain under the Prepackaged Plan property of a value, as of the assumed effective date of the Prepackaged Plan, that is not less than the value such non-accepting holder would receive or retain if we were to be liquidated under chapter 7 of the Bankruptcy Code.
     In determining whether the best interests test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Company’s assets under chapter 7. We, with the assistance of our restructuring and financial advisors, have prepared this hypothetical liquidation analysis in connection with this Offering Memorandum and Disclosure Statement. The liquidation analysis reflects the estimated cash proceeds, net of liquidation-related costs, that would be available to our creditors if we were to be liquidated pursuant to a chapter 7 liquidation as an alternative to continued operation of our businesses. Accordingly, asset values discussed herein may be different than amounts referred to elsewhere in this Offering Memorandum and Disclosure Statement, including the Prepackaged Plan. The liquidation analysis is based upon the assumptions discussed herein and elsewhere in this Offering Memorandum and Disclosure Statement.
     UNDERLYING THE LIQUIDATION ANALYSIS ARE NUMEROUS ESTIMATES AND ASSUMPTIONS REGARDING LIQUIDATION PROCEEDS. THE LIQUIDATION ANALYSIS WAS NOT PREPARED WITH A VIEW TOWARD PUBLIC DISCLOSURE OR WITH A VIEW TOWARD COMPLYING WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS WITH RESPECT TO PROSPECTIVE FINANCIAL INFORMATION, BUT IN THE VIEW OF MANAGEMENT WAS PREPARED ON A REASONABLE BASIS, REFLECTS THE BEST CURRENTLY AVAILABLE ESTIMATES AND JUDGMENTS, AND PRESENTS, TO THE BEST OF MANAGEMENT’S KNOWLEDGE AND BELIEF, THE EXPECTED RESULTS OF LIQUIDATION. ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY OUR MANAGEMENT, ESTIMATES AND ASSUMPTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF WE WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS SET FORTH HEREIN AND READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THIS ANALYSIS.
     NEITHER DELOITTE & TOUCHE LLP, NOR ANY OTHER INDEPENDENT ACCOUNTANTS, HAVE COMPILED, EXAMINED, OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE LIQUIDATION ANALYSIS CONTAINED HEREIN, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE LIQUIDATION ANALYSIS.
     Significant Assumptions
     Hypothetical recoveries to stakeholders of the Company in a chapter 7 liquidation were determined through multiple steps, as set forth below.
     The liquidation analysis assumes that the actual September 30, 2009 balance sheet is a proxy for the December 31, 2009 balance sheet. It also assumes that the liquidation of the Company would be completed by a chapter 7 trustee during a four month period after the January 19, 2010 anticipated filing date, during which time all of the Company’s major assets would either be conveyed to the respective lien holders or sold and initial distributions to creditors would be made, net of liquidation-related costs. Although the liquidation of some assets might not require four months, other assets would be more difficult to collect or sell, thus requiring a liquidation period that could require substantially longer than four months. The liquidation period would allow for the collection of receivables, the orderly sale of inventory, the orderly sale or abandonment of fixed assets and the orderly wind-down of daily operations. For certain assets, estimates of the liquidation values were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a trustee might achieve through an orderly disposition.
     Estimate of Net Proceeds
     Estimates were made of the cash proceeds that might be received from the liquidation of our assets listed on our balance sheet, giving due consideration to the effects of the chapter 7 liquidation itself, including (1) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and advisors to such trustee (see below) and (2) the potential erosion in value of assets in a chapter 7 case in the context of the expedited liquidation required under chapter 7.

     In this liquidation analysis, each operating facility is assumed to be shut down and marketed for sale separately. Liquidation values were assessed for general classes by estimating percentage recoveries of the book value of the asset that a chapter 7 trustee might achieve through the disposition.
     Estimate of Costs
     Proceeds from a chapter 7 liquidation would be reduced by administrative costs incurred during the wind-down of our operations, the disposition of assets and the reconciliation of claims against us. These liquidation costs include professional (including attorneys, financial advisors, appraisers and accountants) and trustee fees, commissions, salaries, severance and retention costs, certain occupancy costs, the estimated holding costs for each facility over the relevant period and the estimated costs of shutting down the facilities. Actual liquidation costs may exceed the estimate included in this liquidation analysis, particularly if the wind-down of operations, disposition of assets and reconciliation of claims takes longer than the assumed 4-month wind-down period.
     Distribution of Net Proceeds under Absolute Priority
     The liquidation analysis assumes that liquidation proceeds would be distributed in accordance with section 726 of the Bankruptcy Code. If a chapter 7 liquidation were pursued for the Company, the amount of liquidation value available to unsecured creditors would be reduced, first, by the costs of the liquidation, including fees and expenses of the trustee appointed to manage the liquidation, fees and expenses of other professionals retained by the trustee to assist with the liquidation and asset disposition expenses, second, by the claims of secured creditors to the extent of the value of their collateral, and third, by the priority and administrative costs and expenses of the bankruptcy estates.
     The liquidation itself would trigger certain priority payments that would be made in full before any distribution of proceeds to pay general unsecured claims or to make distributions in respect of equity interests. The liquidation would likely prompt certain other events to occur, including the rejection of remaining executory contracts and unexpired leases, including numerous real property and equipment leases, and defaults under agreements with customers to provide products and services. Such events would likely create a much larger number of unsecured creditors and would subject the chapter 7 estates to considerable additional claims for damages for breaches of those contracts or for the rejection of those contracts under the Bankruptcy Code. Such claims would also materially increase the amount of general unsecured claims against the Company. No attempt has been made to estimate each and every additional general unsecured claim that might result in the event of a liquidation.
     After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors, we have determined, as summarized in the charts below and in the section above titled “— Best Interests Test,” that our proposed Prepackaged Plan will provide creditors with a recovery that is not less than what creditors would receive pursuant to a liquidation of our assets under chapter 7.
     The following liquidation analysis should be reviewed with the accompanying footnotes.

			Hypothetical Recovery
		Sep-09	(Percentage)		(Amount)
	Notes	Balance	Low	High	Low	High	Mid
Cash and Cash Equivalents	A	26,738	100%	100%	$26,738	$26,738	$26,738
Accounts Receivable	B	25,540	48%	69%	12,271	17,526	14,899
Inventories	C	2,157	21%	52%	463	1,113	788
Prepaid and Other Current Assets	D	2,458	46%	68%	1,119	1,673	1,396
Assets Held for Sale	E	2,025	25%	50%	506	1,013	759
Current portion of deferred income taxes	F	715	0%	0%	—	—	—
Income Taxes Receivable	F	5,296	0%	0%	—	—	—

Property, Plant and Equipment
Land and Buildings, net	G	56,404	84%	106%	47,624	59,530	53,577
Equipment, net	G	40,984	5%	10%	1,972	4,248	3,110

Total Property, Plant and Equipment	G	97,388	51%	65%	49,596	63,778	56,687
Intangible Assets	H	7,474	60%	75%	4,484	5,606	5,045
Other Assets	I	5,673	0%	0%	—	—	—
MCC Loan Receivable	J	24,500	100%	100%	24,500	24,500	24,500

Gross Liquidation Proceeds		$199,964			$119,678	$141,946	$130,812

Less:
Shut-down Costs	K				11,600	11,600	$11,600
Trustee Fees	L				3,590	4,258	3,924
Professional Fees	M				3,197	3,419	3,308

Total Liquidation Costs					$18,387	$19,278	$18,832

Net Liquidation Proceeds Available for Secured Debt					$101,291	$122,668	$111,979

CLAIMS RECOVERY ANALYSIS

Secured Claims	N	136,713	74%	90%	$101,291	$122,668	$111,979

Other Secured Claims	O	—	NA	NA	—	—	—
Other Priority Claims	P	22,970	0.0%	0.0%	—	—	—
Senior Note Claims	Q	301,220	0.0%	0.0%	—	—	—
General Unsecured Claims	Q	21,447	0.0%	0.0%	—	—	—
     Footnotes to the Liquidation Analysis
     Unless stated otherwise, the book values used in this liquidation analysis are the net book values of the Company’s assets as of September 30, 2009. Actual results may vary significantly.
     Note A-Cash and Cash Equivalents
     The liquidation analysis is based on the assumption that operations during the liquidation period would not generate additional cash available for distribution. It is assumed that all cash and cash equivalents held in our accounts are available for distribution and thus 100% recoverable.
     Note B-Accounts Receivable
     The analysis of accounts receivable assumes that a chapter 7 trustee would retain certain existing staff of the Company to handle an aggressive collection effort of outstanding trade accounts receivable from customers. Collectible accounts receivable are assumed to include all accounts receivable held by the Company and invoiced to the customer with the exception of all receivables outstanding in excess of 90 days and certain receivables in excess of 60 days.
     The liquidation value of accounts receivable is estimated by applying a discount factor partially based on historical collection trends. The result is assumed to be an estimate of the proceeds that would be available to a secured lender in an orderly liquidation scenario and takes into account the inevitable difficulty a liquidating company has in collecting its receivables and any concessions which might be required to facilitate the collection of certain accounts. Collections during a liquidation of the Company may be further compromised by the likely claims for damages for breaches of or the likely rejection of customer contracts as customers may attempt to set off or recoup outstanding amounts owed to the Company against such claims. These claims are difficult to estimate and no attempt to adjust the recovery for such items has been undertaken. As such, recoveries for accounts receivable may very well be overstated in the liquidation analysis.
     The liquidation value of accounts receivable is estimated to be approximately 48% to 69% of the net book value of the accounts receivable.
     Note C-Inventories
     Inventories are comprised of certain raw materials, work-in-process goods, and factory supplies. Proceeds from the collection of inventories are estimated based upon the following assumptions: newsprint recoveries are based on the current market pricing for repurchasing wrapped newsprint inventory; plates are assumed to be partially sold for scrap metal at current aluminum scrap prices, with the remainder being sold to other newspaper manufactures at significant discounts to purchase costs; and other supplies, including business office supplies and gasoline, are assumed to be sold in the secondary market at discounted prices. This methodology resulted in a recovery of 21% to 52% of the net book value of inventory.
     Note D-Prepaid and Other Current Assets
     Prepaid and other current assets include prepaid expenses related to inventory and postage, legal retainers, deferred expenses and deferred subscriber discounts. Prepaid inventory is non-refundable and therefore is expected to be delivered and liquidated according to the inventory liquidation analysis described above. Prepaid postage and unused legal retainers are expected to be recovered in full. All other prepaid and current assets are expected to have zero recovery value. Aggregate estimated recoveries for prepaid and other current assets are between approximately 46% and 68%.
     Note E-Assets Held for Sale
     Assets held for sale consist of printing presses and are estimated to have recoveries between approximately 25% and 50%.
     Note F-Deferred Income Taxes and Income Tax Receivables
     The Company does not expect any recovery for its deferred income taxes and does not expect to have any income tax receivable upon liquidation.
     Note G-Property, Plant and Equipment, net
     Our fixed assets consist primarily of land, buildings and improvements, machinery, equipment, furniture, transportation equipment, and computer software and equipment. The recovery rate for facilities (including the value of the land and buildings) is assumed to be equal to 60% to 75% of the most recent fair market value or, if unavailable, property tax value estimates of each facility, which equates to 84% to 106% of net book value. The recovery rate for machinery (which includes printing press and plate making assets) and other equipment (which includes furniture, motor vehicles, computer software and other similar items) is assumed to be 5% to 10% of the net book value based on management recovery estimates. The discount also takes into consideration the difficulty in executing the sale of a large portfolio of commercial properties and machinery and equipment in chapter 7 on an expedited basis given current economic conditions. The total, overall liquidation value for property, plant and equipment is estimated to be approximately 16% to 20% of gross book value, or approximately 51% to 65% of net book value.

     Note H- Intangible Assets, net
     Intangible assets consist primarily of mastheads and licenses on various acquired properties, customer lists, as well as other assets. The Company tested intangible assets for impairment as of December 31, 2008 and no impairment loss was recognized. The recovery rate on intangible assets is assumed to be approximately 60% to 75% of total book value and reflects a discounted valuation to account for an expedited sale in chapter 7.
     Note I-Other Assets
     Other assets include deferred expense related to bonds, deferred expense related to the compensation plan, and other long term receivables. Management estimates no recovery value for these items.
     Note J- MCC Loan Receivable
     At September 30, 2009, Morris Publishing had an intercompany loan due from Morris Communications of $24.5 million. The recovery rate on the intercompany loan is assumed to be 100%.
     Note K- Shut-Down Costs
     Estimates for corporate payroll and operating costs incurred during the liquidation are based upon the assumption that certain plant and corporate functions would be retained to oversee the liquidation process. The remaining staff would also be needed to maintain and close the accounting records and to complete certain administrative tasks including payroll and tax forms and records. Certain minimum staff would be required at the physical locations to complete the closure of the facilities, to disassemble the equipment and to oversee the sale process for equipment and real estate during the four months of the liquidation period. Estimated wind-down costs of $11.6 million assume that the Company incurs an average of $2.9 million per month for four months in fixed overhead and general and administrative expenses. For purposes of estimating the maximum liquidation value for the Company, no payments for employee retention or incentivization through the chapter 7 liquidation period are assumed to be made.
     Note L- Trustee Fees
     Chapter 7 trustee fees include those fees associated with the appointment of a chapter 7 trustee in accordance with section 326 of the Bankruptcy Code. Trustee fees are calculated at a flat rate of approximately 3% of the total liquidation value of the Debtor entities.
     Note M-Professional Fees
     Chapter 7 professional fees include legal, appraisal, broker and accounting fees expected to be incurred during the liquidation period that are not already deducted from liquidation values. Professional fees are assumed to be $1 million for legal advisors, 1% of the total liquidation value for financial advisors and $1 million for other expenses.
     Note N-Secured Claims
     For purposes of the liquidation analysis, management has assumed that Secured Claims will consist primarily of Tranche A term loan, Tranche B term loan, and Tranche C term loan claims. The Secured Claims are estimated to be $136.7 million in the aggregate, including pre-petition accrued and unpaid interest.
     Note O-Other Secured Claims
     For purposes of this liquidation analysis there are no Other Secured Claims estimated.
     Note P-Other Priority Claims
     Other priority claims include estimated accrued compensation and benefit amounts. The accrued compensation and benefit amounts exclude payments made pursuant to first day orders since this analysis assumes that the Company would file chapter 7 cases on January 19, 2010. Furthermore, claims entitled to priority under section 503(b)(9) of the Bankruptcy Code, include estimated Priority Tax Claims and Accounts Payable less than 20 days. Other Priority Claims are estimated to be $23 million.

     Note Q- Senior Notes and General Unsecured Claims
     The liquidation analysis assumes that General Unsecured Claims will consist of pre-petition unpaid, unsecured obligations owed to, among others, vendors, customers, employees (other than priority claims of employees) and litigation parties. The liquidation analysis does not attempt to estimate additional General Unsecured Claims that would arise as a result of the rejection of executory contracts and leases that would otherwise be assumed under the Prepackaged Plan, and our failure to perform under existing contracts. The amount of such additional claims likely would be substantial. For purposes of this liquidation analysis, General Unsecured Claims in the aggregate are estimated to be $21.4 million.
     The liquidation analysis assumes that the Senior Subordinated Notes are pari passu to General Unsecured Claims. The Senior Subordinated Notes Claims are estimated to be $301.2 million (including pre-petition accrued and unpaid interest).
     General Unsecured Claims and the Senior Notes Claims are assumed to be paid on a pro rata basis from the net liquidation proceeds available, if any, after the payment of all other claims.
     THESE ESTIMATED LIQUIDATION VALUES ARE SPECULATIVE AND COULD VARY DRAMATICALLY FROM THE AMOUNTS THAT MAY BE RECOVERED IN AN ACTUAL LIQUIDATION UNDER CHAPTER 7 OF THE BANKRUPTCY CODE. IN MANY CASES, OUR ASSETS MIGHT NOT COMMAND SIGNIFICANT PRICES IF PURCHASED FOR USES OTHER THAN THAT FOR WHICH THEY WERE DESIGNED.
     As described above, to estimate the liquidation proceeds we assumed that our assets are disposed of in a straight liquidation during the 4-month wind-down period. Our belief that confirmation of the Prepackaged Plan will provide each holder of a claim in an impaired class with a recovery at least equal to the recovery that such holder would receive pursuant to a liquidation under chapter 7 of the Bankruptcy Code is based on a comparison of the liquidation values set forth in the liquidation analysis with our estimate of the value of the distributions to the holders of claims pursuant to the Prepackaged Plan. In preparing these analyses, we were assisted by Lazard Frères & Co. LLC, referred to as “Lazard,” our financial advisor in connection with the Restructuring.
Alternatives to Confirmation of the Prepackaged Plan
     If the Prepackaged Plan is not confirmed, we or, subject to further determination by the Bankruptcy Court as to extensions of our exclusive period within which to propose a plan of reorganization (which is the first 120 days after the commencement of the chapter 11 case, subject to reduction or extension by the Bankruptcy Court), any other party in interest in our chapter 11 case could attempt to formulate and propose a different plan or plans of reorganization. Such plans could involve a reorganization and continuation of our businesses, a sale of our business(es) as a going concern, an orderly liquidation of our assets, or any combination thereof. If no plan of reorganization is confirmed by the Bankruptcy Court, our reorganization cases may be converted to liquidation cases under chapter 7 of the Bankruptcy Code. In that event, the Bankruptcy Court may grant holders of secured claims relief from the automatic stay to foreclose on their collateral and, accordingly, our valuable assets may be lost.
     In a chapter 7 case, a trustee would be appointed or elected with the primary duty of liquidating our assets. Typically, in a liquidation, assets are sold for less than their going concern value and, accordingly, the return to creditors would be reduced. Proceeds from liquidation would be distributed to our creditors in accordance with the priorities set forth in the Bankruptcy Code.
     Because of the difficulties in estimating what our assets would bring in a liquidation and the uncertainties concerning the aggregate claims to be paid and their priority in liquidation, it is not possible to predict with certainty what return, if any, each class of claims or interests might receive in a liquidation. Nevertheless, we believe that the most likely result would be the sale of our assets at a price which is significantly less than needed to pay our debts in full. We believe that holders of impaired claims and interests would realize a greater recovery under the Prepackaged Plan than would be realized under a chapter 7 liquidation.
Solicitation and Voting Procedures
     The following summarizes briefly the procedures to accept or reject the Prepackaged Plan. Holders of claims are encouraged to review the relevant provisions of the Bankruptcy Code and/or to consult their own attorneys.

     The Solicitation Package
     The following materials constitute the solicitation package:
•	the appropriate Ballot or master ballot upon which the nominee of beneficial owners shall indicate acceptances and rejections of the Prepackaged Plan, referred to as the “Master Ballot,” and applicable voting instructions;

•	a pre-addressed, postage pre-paid return envelope; and

•	the Offering Memorandum and Disclosure Statement with all exhibits, including the Prepackaged Plan and any other supplements or amendments.
     The one voting class, Class 6, entitled to vote to accept or reject the Prepackaged Plan shall be sent paper copies of this Offering Memorandum and Disclosure Statement with all exhibits, including the Prepackaged Plan. Any party who desires additional paper copies of these documents may request copies from the tabulation agent by contacting Kurtzman Carson Consultants at the address or telephone number set forth on the back cover page of this Offering Memorandum and Disclosure Statement. The solicitation package (except the Ballot and Master Ballot) also can be obtained by accessing the Investor Relations page on the website, http://www.morris.com under the tab for “Investor Relations.” All parties entitled to vote to accept or reject the Prepackaged Plan shall receive a paper copy of each appropriate Ballot.
     A plan supplement will be filed with the Bankruptcy Court no later than five days prior to the confirmation hearing or such later date as may be approved by the Bankruptcy Court. The Plan Supplement may include, among other things, the following:
•	any disclosures required by section 1129(a)(5) of the Bankruptcy Code not already made by a part of this Offering Memorandum and Disclosure Statement;

•	a non-exclusive list of causes of action to be retained by the Reorganized Debtors; and

•	the form of the New Notes Indenture.
     This plan supplement is referred to as the “Plan Supplement.” We may subsequently add additional items to the Plan Supplement, which also will be filed with the Bankruptcy Court.
     Voting Deadline
     The period during which Ballots or Master Ballots with respect to the Prepackaged Plan will be accepted by the tabulation agent will terminate on the Voting Deadline, or 11:59 p.m., New York City Time, on January 12, 2010, unless we extend the date until which Ballots will be accepted. Except to the extent the Company so determines or as permitted by the Bankruptcy Court, Ballots and Master Ballots that are received after the Voting Deadline will not be counted or otherwise used by us in connection with our request for confirmation of the Prepackaged Plan (or any permitted modification thereof).
     We reserve the absolute right, at any time or from time to time, to extend the period of time (on a daily basis, if necessary) during which Ballots and Master Ballots will be accepted for any reason, including determining whether or not the requisite number of acceptances have been received, by making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the Voting Deadline. We will make such public announcement in a manner deemed reasonable to us in our discretion. As of the date of this Offering Memorandum and Disclosure Statement, we have no intention of extending such date.
     Voting Instructions
     Only the holders of allowed Class 6 Senior Notes Claims are entitled to vote to accept or reject the Prepackaged Plan, and they may do so by following the instructions below and the voting instructions attached to the Ballot and Master Ballot, as applicable. The failure of a holder to deliver a duly executed Ballot or Master Ballot, as applicable, will be deemed to constitute an abstention by such holder with respect to voting on the Prepackaged Plan, and such abstentions will not be counted as votes for or against the Prepackaged Plan.

     We are providing the solicitation package to holders of Class 6 Senior Notes Claims whose names (or the names of their nominees) appear as of the Voting Record Date, which was December 9, 2009, in the records maintained by us or DTC.
     If you are a beneficial owner holding Old Notes as a record holder in your own name, you should complete the information requested on the Ballot, indicate your vote on the Ballot, and return the completed original Ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the tabulation agent before the Voting Deadline.
     If you are a beneficial owner holding Old Notes through a broker, dealer, commercial bank, trust company or other nominee, you are entitled to vote on the Prepackaged Plan in one of the two following ways:
•	If your Ballot already has been signed (or “revalidated”) by your nominee (as described below), you should vote on the Prepackaged Plan by completing the information requested on the Ballot, indicating your vote on the Ballot, and returning the completed original Ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the tabulation agent before the Voting Deadline.

•	If your Ballot has not been signed (or “revalidated”) by your nominee, you should vote on the Prepackaged Plan by completing the information requested on the Ballot, indicating your vote on the Ballot, and returning the completed original Ballot to your nominee in sufficient time for your nominee then to process the Ballot and return it to the tabulation agent so that it is actually received by the tabulation agent before the Voting Deadline. If no self-addressed, postage pre-paid envelope was enclosed for this purpose, the nominee must be contacted for instructions.
     Any Ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Prepackaged Plan until such nominee properly completes and delivers to Kurtzman Carson Consultants that Ballot (properly validated) or a Master Ballot that reflects the vote of such beneficial owner.
     IF YOU ARE A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE THAT IS THE REGISTERED HOLDER OF OLD NOTES, PLEASE FORWARD A COPY OF THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT, THE BALLOT, AND ANY OTHER ENCLOSED MATERIALS TO EACH BENEFICIAL OWNER AS OF THE VOTING RECORD DATE AND ARRANGE FOR BENEFICIAL OWNERS TO VOTE IN ACCORDANCE WITH THE VOTING PROCEDURES DESCRIBED HEREIN AND:
•	If you have signed (or “revalidated”) a Ballot by: (1) signing the Ballot; (2) indicating on the Ballot the name of the registered holder and the amount of securities held by the nominee; and (3) forwarding such Ballot together with the solicitation package and other materials requested to be forwarded, to the beneficial owner for voting; then the beneficial owner must vote on the Prepackaged Plan by completing the information requested on the Ballot, indicating its vote on the Ballot, and returning the completed original Ballot in the enclosed, pre-addressed, postage-paid envelope so that it is actually received by the tabulation agent before the Voting Deadline. A list of the beneficial owners to whom “pre-validated” Ballots were delivered should be maintained by the nominee for inspection for at least one year after the Voting Deadline.

•	If you have not signed (or “revalidated”) the Ballot, then you, as nominee, may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned Ballots, together with this Offering Memorandum and Disclosure Statement, a return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner may vote on the Prepackaged Plan by completing the information requested on the Ballot, indicating its vote on the Ballot, and returning the completed original Ballot to you, as nominee. After collecting the Ballots, you, as nominee, should, in turn, complete a Master Ballot compiling the votes and other information from the Ballot, execute the Master Ballot, and deliver the Master Ballot to the tabulation agent so that it is actually received by the tabulation agent before the Voting Deadline. All Ballots returned by beneficial owners should be either forwarded to the tabulation agent (along with the Master Ballot) or retained by nominees for inspection for at least one year after the Voting Deadline.
     Each nominee should advise its beneficial owners to return their Ballots to the nominee by a date calculated by the nominee to allow it to prepare and return the Master Ballot to the tabulation agent so that it is actually received by the tabulation agent before the Voting Deadline.

     The Company expects that DTC, as a nominee holder of Old Notes, will arrange for its participants to vote by executing a letter of authorization in favor of such participants. As a result of such letter, each such participant will be authorized to vote its Voting Record Date positions held in the name of such securities clearing agencies, and we shall, in any event, rely on the listing of participants provided by DTC as of the Voting Record Date.
     All Ballots are accompanied by a pre-addressed, postage-paid envelope. Any beneficial owner of eligible Class 6 Senior Notes Claims that has not received a Ballot should contact its nominee or Kurtzman Carson Consultants at its address and telephone number on the back cover of this Offering Memorandum and Disclosure Statement to request a Ballot.
     Any Ballot that is properly executed by the holder of a claim, but which does not clearly indicate an acceptance or rejection of the Prepackaged Plan or which indicates both an acceptance and a rejection of the Prepackaged Plan, shall not be counted. It is important to follow the specific instructions provided on each Ballot.
     Each holder of a Class 6 Senior Notes Claim must vote all of its claims to either accept or reject the Prepackaged Plan and may not split its votes. All holders of Class 6 Senior Notes Claims who are parties to the Support Agreement, as well as their Affiliates (as such term is defined in the Support Agreement), must vote to accept the Prepackaged Plan.
     Note to Holders of Class 6 Senior Notes Claims
     By signing and returning a Ballot or a Master Ballot, each holder of a Class 6 Senior Notes Claim will be certifying to the Bankruptcy Court and us that, among other things:
•	the holder has received and reviewed a copy of this Offering Memorandum and Disclosure Statement and solicitation package and acknowledges that the solicitation is being made pursuant to the terms and conditions set forth therein;

•	the holder has cast the same vote with respect to all claims in the same class; and

•	no other Ballots with respect to the same claim have been cast, or, if any other Ballots have been cast with respect to such claim, then any such Ballots are thereby revoked.
     Voting Tabulation
     We have engaged Kurtzman Carson Consultants as the tabulation agent to assist in the balloting and tabulation process. The tabulation agent will process and tabulate Ballots for each class entitled to vote to accept or reject the Prepackaged Plan and will file the voting report as soon as practicable on or after the date on which we file voluntary petitions for relief under the Bankruptcy Code, which date is referred to as the “Petition Date.”
     The Ballot does not constitute, and shall not be deemed to be, a proof of claim or an assertion or admission of a claim. Only holders of claims in the voting class, Class 6 Senior Notes Claims, shall be entitled to vote with regard to such claims.
     Unless we decide otherwise, Ballots received after the Voting Deadline may not be counted. The method of delivery of the Ballots to be sent to the tabulation agent is at the election and risk of each holder of a Class 6 Senior Notes Claim. Except as otherwise provided in the solicitation procedures, a Ballot will be deemed delivered only when the tabulation agent actually receives the original executed Ballot. No Ballot should be sent to us, our agents (other than the tabulation agent), or our financial or legal advisors.
     In the event the Prepackaged Plan receives the acceptance of less than two-thirds (2/3) in amount or less than one-half (1/2) in number of holders, subject to our obligations under the Support Agreement, we reserve the right to use the acceptances to seek confirmation of any permitted amendment or modification of the Prepackaged Plan, provided that we may not make any amendment or modification to the Prepackaged Plan prohibited by the Prepackaged Plan. Under the Support Agreement, we are prohibited from waiving any condition to the Prepackaged Plan or making any changes to the terms and conditions of the Prepackaged Plan without the prior consent of the Requisite Holders. The Bankruptcy Code may require us to disseminate additional solicitation materials if we make material changes to the terms of the Prepackaged Plan. In that event, the solicitation will be extended to the extent directed by the Bankruptcy Court.
     If multiple Ballots are received from the same holder with respect to the same Class 6 Senior Notes Claim prior to the Voting Deadline, the last Ballot timely received will be deemed to reflect that voter’s intent and will supersede and revoke any prior Ballot. Holders must vote all of their Class 6 Senior Notes Claims either to accept or reject the Prepackaged Plan and may not split their votes. Accordingly, a Ballot that partially rejects and partially accepts the Prepackaged Plan will not be counted. Further, to the extent that a holder submits multiple votes with respect to Class 6 Senior Notes Claims, the Company may, in its discretion, and to the extent possible, aggregate the Class 6 Senior Notes Claims of such holder for the purpose of counting votes.
     In the event a designation of lack of good faith is requested by a party in interest under section 1126(e) of the Bankruptcy Code, the Bankruptcy Court will determine whether any vote to accept and/or reject the Prepackaged Plan cast with respect to that claim will be counted for purposes of determining whether the Prepackaged Plan has been accepted and/or rejected.
     We will file with the Bankruptcy Court, on the Petition Date, or as soon as practicable thereafter, the voting report prepared by the tabulation agent. The voting report shall, among other things, delineate every Ballot that does not conform to the voting instructions or that contains any form of irregularity, including, but not limited to, those Ballots that are late or (in whole or in material part) illegible, unidentifiable, lacking signatures or lacking necessary information, received via facsimile or e-mail or damaged. The voting report also shall indicate our intentions with regard to such irregular Ballots. Neither we nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to delivered Ballots other than as provided in the voting report, nor will any of them incur any liability for failure to provide such notification.
     Holders of claims who are not a party to the Support Agreement may elect to withhold their consent to the releases set forth in Article VIII of the Prepackaged Plan by checking the applicable box on the Ballot if such holders vote to reject the Prepackaged Plan.
Means for Implementing the Prepackaged Plan
     Management
     On the Plan Effective Date, our management, control and operation will become the general responsibility of our board of directors in accordance with applicable non-bankruptcy law. Our board of directors on the Plan Effective Date is described in the section titled “Directors and Management.” The Prepackaged Plan also authorizes us to assume, as may be modified, employment agreements with our executive officers, which will become effective on the Plan Effective Date. For a description of the directors’ and officers’ backgrounds, affiliations, and whether or not such persons are also insiders, see “Directors and Management.”
     We will disclose, prior to the hearing on the confirmation of the Prepackaged Plan, such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as one of our officers or directors, to the extent it is different than disclosed herein, and (2) the identity of any other insider who will be employed or retained by us and such insider’s compensation.
     Cancellation of Existing Securities and Indebtedness
     As a general matter, on the Plan Effective Date, all notes, indentures, instruments and other documents evidencing the claims or interests classified in Class 6 of the Prepackaged Plan will be cancelled. Without limiting the generality of the foregoing, on the Plan Effective Date, the Old Notes will be cancelled. The Trustee shall maintain any charging lien it may have for any fees, costs and expenses under the New Notes Indenture or other agreements until all such fees, costs, and expenses are paid pursuant to the Prepackaged Plan or otherwise.
     Issuance of New Notes
     On the Plan Effective Date, we will issue, in accordance with the terms of the Prepackaged Plan, $100 million aggregate principal amount of New Notes. All notes to be issued pursuant to the Prepackaged Plan will be, upon issuance, fully paid and non-assessable.
     We expect that the Confirmation Order of the Bankruptcy Court will provide that the issuance of the New Notes will be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code.

Confirmation of the Prepackaged Plan without Acceptance by All Classes of Impaired Claims
     The Bankruptcy Code contains provisions for confirmation of a plan of reorganization even if the plan of reorganization is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted the plan. These “cram-down” provisions are set forth in section 1129(b) of the Bankruptcy Code. Under the “cram-down” provisions, upon the request of a plan proponent, a bankruptcy court will confirm a plan of reorganization despite the lack of acceptance by an impaired class or classes if the bankruptcy court finds that:
•	the plan of reorganization does not discriminate unfairly with respect to each non-accepting impaired class; and

•	the plan of reorganization is fair and equitable with respect to each non-accepting impaired class.
     These standards ensure that holders of junior interests, such as common stockholders, cannot retain any interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests unless such impaired claims or interests are paid in full.
     As used by the Bankruptcy Code, the phrases “discriminate unfairly” and “fair and equitable” have narrow and specific meanings unique to bankruptcy law. A plan does not “discriminate unfairly” if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under a plan. By establishing separate classes for the holders of each type of claim or interest and by treating each holder of a claim or interest in each class identically, the Prepackaged Plan has been structured so as to meet the “unfair discrimination” test of section 1129(b) of the Bankruptcy Code.
     The Bankruptcy Code sets forth different standards for establishing that a plan is “fair and equitable” with respect to a dissenting class, depending on whether the class is comprised of secured or unsecured claims or interests. In general, section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an impaired class if that class and all junior classes are treated in accordance with the “absolute priority” rule, which requires that the dissenting class be paid in full before a junior class may receive any distributions under the plan of reorganization. In addition, case law surrounding section 1129(b) requires that no class senior to a non-accepting impaired class receives more than payment in full on its claims.
     With respect to a class of unsecured claims that does not accept the Prepackaged Plan, we must demonstrate to the Bankruptcy Court that either:
•	each holder of an unsecured claim in the dissenting class receives or retains under such Prepackaged Plan property of a value equal to the allowed amount of its unsecured claim; or

•	the holders of claims or holders of interests that are junior to the claims of the holders of such unsecured claims will not receive or retain any property under the Prepackaged Plan.
     Additionally, if applicable, we must demonstrate that the holders of claims or interests that are senior to the claims or interests of the dissenting class of unsecured claims or interests receive no more than payment in full on their claims or interests under the Prepackaged Plan.
Distributions
     All required distributions under the Prepackaged Plan to holders of allowed claims and interests shall be made by the Debtors or by a disbursing agent, which may be either the Company or a third party acting pursuant to a disbursing agreement. The disbursing agent may designate, employ or contract with other entities to assist in or perform the distributions. The disbursing agent and such other entities will serve without bond.
     The distribution date will mean the date, occurring on or as soon as practicable after the later of (1) the Plan Effective Date and (2) the date when a claim becomes an allowed claim or an interest becomes an allowed interest. Only holders of record of Class 6 Senior Notes Claims as of the distribution record date shall be entitled to receive the distributions provided for holders of Class 6 Senior Notes Claims in the Prepackaged Plan. As of the close of business on the distribution record date, the transfer ledger in respect of the Old Notes will be closed, for purposes of making the distributions required in accordance with the provisions of the Prepackaged Plan. We and the disbursing agent will have no obligation to recognize any transfer of Old Notes occurring after the distribution record date for purposes of such distributions. We and the disbursing agent will recognize and, for purposes of making such distributions under the Prepackaged Plan, deal only with those holders of record reflected on the transfer ledger maintained by the registrar for the Old Notes as of the close of business on the distribution record date.
     Distributions to holders of allowed claims and allowed interests will be made at the address of each such holder as set forth in our books and records, or in the case of holders of Old Notes, distributions may be made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable. See “Description of the New Notes — Book-Entry, Delivery and Form.” If any holder’s distribution is returned as undeliverable, no further distributions to such holder will be made, unless and until we or the disbursing agent are notified of such holder’s then-current address, at which time all missed distributions will be made to such holder. Amounts in respect of undeliverable distributions made through a disbursing agent will be returned to such disbursing agent making such distribution until such distributions are claimed. All claims for undeliverable distributions must be made on or before the expiration of six months after the Plan Effective Date. After such date all unclaimed property held by a disbursing agent for distribution to holders will be returned to us, and the claim of any holder with respect to such property will be discharged and forever barred.
Conditions to the Effective Date of the Prepackaged Plan
     The effective date of the Prepackaged Plan will not occur until the conditions set forth below have been satisfied or waived:
•	the order confirming the Prepackaged Plan is a final order in form and substance acceptable to the Company and to the Requisite Holders and the administrative agent for the Company’s secured lenders;

•	the Prepackaged Plan and certain related supplemental documents are in form and substance reasonably acceptable to the Company, the Requisite Holders and the administrative agent for the Company’s secured lenders;

•	all actions, documents, certificates and agreements necessary to implement the Prepackaged Plan have been effected or executed and delivered to the required parties and, to the extent required, filed with the appropriate governmental entities in accordance with applicable laws;

•	all other documents and agreements necessary to implement the Prepackaged Plan have been executed and delivered by all necessary parties, and all other required actions have occurred or have been otherwise satisfied or waived;

•	the Support Agreement, the Escrow Agreement and the Company’s tax sharing agreement remain in full force and effect and have not been terminated;

•	the Company has paid all undisputed fee claims of the Ad Hoc Committee Advisors and the indenture trustee; and

•	no event of default has occurred and is continuing under the Existing Credit Agreement, other than an event of default related to the default on the payment of interest when due in respect of the Old Notes.
     We retain the right to waive any condition, other than the Bankruptcy Court’s entry of a Confirmation Order, in our sole and absolute discretion, subject to the terms of the Support Agreement.
Modification of the Prepackaged Plan
     Except as otherwise specifically provided in the Prepackaged Plan and Support Agreement, we reserve the right to modify the Prepackaged Plan, whether such modification is material or immaterial, and to seek confirmation consistent with the Bankruptcy Code. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Support Agreement, we expressly reserve our rights to revoke, withdraw, alter, amend or modify the Prepackaged Plan, one or more times, after confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Prepackaged Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Prepackaged Plan, this Offering Memorandum and Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Prepackaged Plan.
     Under the Support Agreement, we are prohibited from waiving any condition to the Prepackaged Plan or making any changes to the terms and conditions of the Prepackaged Plan without the prior consent of the Requisite Holders.

Withdrawal of the Prepackaged Plan
     We reserve the right to revoke or withdraw the Prepackaged Plan prior to the Plan Effective Date of the Prepackaged Plan and to file subsequent plans of reorganization. If we revoke or withdraw the Prepackaged Plan, or if confirmation does not occur, then:
•	the Prepackaged Plan will be null and void in all respects;

•	any settlement or compromise embodied in the Prepackaged Plan (including the fixing or limiting to an amount certain of any claim or interest or class of claims or interests), assumption of executory contracts or unexpired leases effected by the Prepackaged Plan, and any document or agreement executed on the authority of the Prepackaged Plan, will be null and void; and

•	nothing contained in the Prepackaged Plan will: (a) constitute a waiver or release of any claims or interests; (b) prejudice in any manner the rights of such Debtor or any other entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by us.
Effect of Prepackaged Plan Confirmation
     Revesting of Assets and Operations of Property
     Except as otherwise provided in the Prepackaged Plan or any agreement, instrument, or other document incorporated therein, on and after the Plan Effective Date, all property in each estate, all causes of action (except those released pursuant to the Prepackaged Plan), and any property acquired by any of the Debtors pursuant to the Prepackaged Plan shall vest in each respective Reorganized Debtor, free and clear of all liens, claims, charges, or other encumbrances (except for liens granted to secure the Tranche A term loan and the Tranche B term loan and claims under the Existing Credit Agreement and the related loan documents, in each case except to the extent that such liens or claims by their terms do not survive termination of the Tranche C term loan and the issuance of the New Notes). On and after the Plan Effective Date, except as otherwise provided in the Prepackaged Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any claims, interests, or causes of action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Notwithstanding anything to the contrary in the Prepackaged Plan, or the substantive consolidation contemplated by the Prepackaged Plan, claims against a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor following the Plan Effective Date and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of the Prepackaged Plan, the chapter 11 cases, or otherwise.
Settlement, Release, Injunction and Related Provisions
     Discharges of Claims and Termination of Interests
     Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Prepackaged Plan, the distributions, rights, and treatment that are provided in the Prepackaged Plan shall be in full and final satisfaction, settlement, release, and discharge, effective as of the Plan Effective Date, of all claims, interests, and causes of action of any nature whatsoever, including any interest accrued on claims or interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Prepackaged Plan on account of such claims and interests, including demands, liabilities, and causes of action that arose before the Plan Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Plan Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a proof of claim or interest based upon such claim, debt, right, or interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a claim or interest based upon such claim, debt, right, or interest is allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a claim or interest has accepted the Prepackaged Plan. Except as otherwise provided herein, any default by the Debtors or their affiliates with respect to any claim or interest that existed immediately prior to or on account of the filing of the chapter 11 cases shall be deemed cured on the Plan Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all claims and interests subject to the Plan Effective Date occurring, except as otherwise expressly provided in the Prepackaged Plan.
     Except as otherwise provided in the Prepackaged Plan or the Confirmation Order and in addition to the injunction provided under sections 524(a) and 1141 of the Bankruptcy Code, on and after the Plan Effective Date, all persons who have held, currently hold or may hold a debt, claim or interest discharged under the Prepackaged Plan are permanently enjoined from taking any of the following actions on account of any such discharged debt, claim or interest:
•	commencing or continuing in any manner any action or other proceeding against us, our successors or our respective properties;

•	enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against us, our successors or our properties;

•	creating, perfecting or enforcing any lien or encumbrance against us, our successors or our properties;

•	asserting any setoff, right of subrogation or recoupment of any kind against any obligation due us, our successors or our properties; and

•	commencing or continuing any action in any manner or in any place that does not comply with or is inconsistent with the provisions of the Prepackaged Plan or the Confirmation Order.
     Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.
     Compromise and Settlement of Claims, Interests, and Controversies
     Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Prepackaged Plan, the provisions of the Prepackaged Plan shall constitute a good faith compromise of all claims, interests, and controversies relating to the contractual, legal, equitable and subordination rights that a holder of a claim may have with respect to any allowed claim or interest, or any distribution to be made on account of such allowed claim or interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such claims, interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their estates, and holders of claims and interests and is fair, equitable, and reasonable. In accordance with the provisions of the Prepackaged Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order, or approval of the Bankruptcy Court, after the Plan Effective Date, the Reorganized Debtors may compromise and settle claims against them and causes of action against other entities.
     Releases of Liens
     Except as otherwise provided in the Prepackaged Plan or in any contract, instrument, release, or other agreement or document created or assumed pursuant to the Prepackaged Plan, on the Plan Effective Date and concurrently with the applicable distributions made pursuant to the Prepackaged Plan and, in the case of a secured claim, satisfaction in full of the portion of the secured claim that is allowed as of the Plan Effective Date, all mortgages, deeds of trust, liens, pledges, or other security interests against any property of the estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns.
     Releases by the Debtors
     Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Prepackaged Plan, for good and valuable consideration, including the contribution of the following released parties, which shall include:
•	the holders of our term loans;

•	Tranche Manager;

•	each Consenting Holder;

•	the Ad Hoc Committee and each of its members or affiliates;

•	the Debtors’ affiliates, including MCC;

•	the indenture trustee for the Old Notes;

•	each of the foregoing party’s current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such;

•	all current and former officers, directors, managers, and employees of the Debtors; and

•	all attorneys, financial advisors, advisors, accountants, investment bankers, investment advisors, actuaries, professionals and affiliates of the Debtors, their subsidiaries, and each of their respective predecessors and successors in interest, and all of their respective current and former members (including ex officio members), officers, directors, employees, partners, attorneys, financial advisors, accountants, managed funds, investment bankers, investment advisors, actuaries, professionals and affiliates, each in their respective capacities as such;
to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Prepackaged Plan, on and after the Plan Effective Date, the released parties will be deemed released and discharged by the Debtors, the Reorganized Debtors, and the estates from any and all claims, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative claims asserted on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that the Debtors, the Reorganized Debtors, the estates, or their affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any claim or equity interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the chapter 11 cases, the subject matter of, or the transactions or events giving rise to, any claim or equity interest that is treated in the Prepackaged Plan, the business or contractual arrangements between any Debtor and any released party, the restructuring of claims and equity interests prior to or in the chapter 11 cases, the negotiation, formulation, or preparation of the Prepackaged Plan, the Plan Supplement, this Offering Memorandum and Disclosure Statement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Plan Effective Date, other than claims or liabilities arising out of or relating to any act or omission of a released party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above will not release any post-effective date obligations of any party under the Prepackaged Plan or any other document or instrument, or that are expressly set forth in and preserved by the Prepackaged Plan or related documents, including, without limitation, any cause of action arising under or related to the Tranche A term loan, the Existing Credit Agreement or the Escrow Agreement.
     Third Party Release
     As of the Plan Effective Date, each of the following:
•	the holders of our term loans;

•	Tranche Manager;

•	each Consenting Holder;

•	the Ad Hoc Committee and each of its members or affiliates;

•	the Debtors’ affiliates, including MCC;

•	the indenture trustee for the Old Notes;

•	each of the foregoing party’s current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such;

•	all current and former officers, directors, managers, and employees of the Debtors; and

•	all attorneys, financial advisors, advisors, accountants, investment bankers, investment advisors, actuaries, professionals and affiliates of the Debtors, their subsidiaries, and each of their respective predecessors and successors in interest, and all of their respective current and former members (including ex officio members), officers, directors, employees, partners, attorneys, financial advisors, accountants, managed funds, investment bankers, investment advisors, actuaries, professionals and affiliates, each in their respective capacities as such; and

•	all holders of claims or equity interests, except for holders of any claims or equity interests who: (1) vote to reject the Prepackaged Plan; (2) do not vote to accept or reject the Prepackaged Plan but who timely submit a release opt-out form indicating their decision to not participate in the Prepackaged Plan; or (3) are in a class that is deemed to reject the Prepackaged Plan shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Debtors, the Reorganized Debtors, and certain other released parties from any and all claims, equity interests, obligations, rights, suits, damages, causes of action, remedies, and liabilities whatsoever, including any derivative claims asserted on behalf of a debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the chapter 11 cases, the subject matter of, or the transactions or events giving rise to, any claim or equity interest that is treated in the Prepackaged Plan, the business or contractual arrangements between any debtor and any released party, the restructuring of claims and equity interests prior to or in the chapter 11 cases, the negotiation, formulation, or preparation of the Prepackaged Plan, this Offering Memorandum and Disclosure Statement, the related Plan Supplement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the confirmation date of the Prepackaged Plan, other than claims or liabilities arising out of or relating to any act or omission of a released party that constitutes willful misconduct or gross negligence. Notwithstanding anything to the contrary in the foregoing, the release set forth above will not release any claims of an impaired creditor that rejects the plan and opts out of the releases on the Ballot, any post-effective date obligations of any party under the Prepackaged Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Prepackaged Plan, or any claims with respect to matters arising under the contribution agreement dated August 7, 2009, by and among MCC Outdoor Holding, LLC, Magic Media, Inc., and FMO Holdings, LLC (including all exhibits and schedules thereto) and all agreements delivered in connection with this contribution agreement and otherwise relating to the contribution and related agreements.
     Exculpation
     Except as otherwise specifically provided in the Prepackaged Plan or Plan Supplement, none of
•	the Debtors;

•	the Reorganized Debtors;

•	the holders of our term loans;

•	Tranche Manager;

•	each Consenting Holder;

•	the Ad Hoc Committee and each of its members or affiliates;

•	the Debtors’ affiliates, including MCC;

•	the indenture trustee for the Old Notes;

•	each of the foregoing party’s current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such;

•	all current and former officers, directors, managers, and employees of the Debtors; and

•	all attorneys, financial advisors, advisors, accountants, investment bankers, investment advisors, actuaries, professionals and affiliates of the Debtors, their subsidiaries, and each of their respective predecessors and successors in interest, and all of their respective current and former members (including ex officio members), officers, directors, employees, partners, attorneys, financial advisors, accountants, managed funds, investment bankers, investment advisors, actuaries, professionals and affiliates, each in their respective capacities as such, which we collectively refer to as the “Exculpated Parties,” shall have or incur, and each Exculpated Party is hereby released and exculpated from any claim related to any act or omission in connection with, relating to, or arising out of the Debtors’ out-of-court restructuring efforts, the chapter 11 cases, the formulation, preparation, dissemination, negotiation, or filing of the Offering Memorandum and Disclosure Statement, the Prepackaged Plan, or any contract, instrument, release, or other agreement or document created or entered into in connection with the Offering Memorandum and Disclosure Statement, the Prepackaged Plan, the filing of the chapter 11 cases, the pursuit of confirmation, the pursuit of consummation, the administration and implementation of the Prepackaged Plan, including the distribution of property under the Prepackaged Plan, or any other agreement, which we collectively refer to as the exculpated claims, obligation, cause of action, or liability for any exculpated claim, except for gross negligence or willful misconduct, but in all respects such entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Prepackaged Plan. The Debtors and the Reorganized Debtors (and each of their respective affiliates, agents, directors, officers, employees, advisors, and attorneys) have participated in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the securities pursuant to the Prepackaged Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Prepackaged Plan or such distributions made pursuant to the Prepackaged Plan.
     Injunction
     Except as otherwise expressly provided in the Prepackaged Plan or for obligations issued pursuant to the Prepackaged Plan, all entities that have held, hold, or may hold claims or equity interests that have been released pursuant to Article VIII.C of the Prepackaged Plan or Article VIII.D of the Prepackaged Plan, discharged pursuant to Article VIII.A of the Prepackaged Plan, or are subject to exculpation pursuant to Article VIII.E of the Prepackaged Plan will be permanently enjoined, from and after the Plan Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the released parties, or the Exculpated Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or equity interests; (2) enforcing, levying, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such entities on account of or in connection with or with respect to any such claims or equity interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such entities or the property or estates of such entities on account of or in connection with or with respect to any such claims or equity interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such entities or against the property or estates of such entities on account of or in connection with or with respect to any such claims or equity interests unless such holder has filed a motion requesting the right to perform such setoff on or before the confirmation date, and notwithstanding an indication in a proof of claim or equity interest or otherwise that such holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 of the Bankruptcy Code or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or equity interests released or settled pursuant to the Prepackaged Plan.
     Retention of Causes of Action
     In accordance with section 1123(b) of the Bankruptcy Code, and except where such causes of action have been expressly released, the Reorganized Debtors will retain and may enforce all rights to commence and pursue, as appropriate, any and all causes of action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such causes of action shall be preserved notwithstanding the occurrence of the Plan Effective Date. The Reorganized Debtors may pursue such causes of action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No entity may rely on the absence of a specific reference in the Prepackaged Plan, the Plan Supplement, or this Offering Memorandum and Disclosure Statement to any cause of action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available causes of action against them. Except with respect to causes of action as to which the Debtors or Reorganized Debtors have released any person or entity on or prior to the Plan Effective Date, the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all causes of action against any entity, except as otherwise expressly provided in the Prepackaged Plan. Unless any causes of action against an entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Prepackaged Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all causes of action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise), or laches, shall apply to such causes of action upon, after, or as a consequence of the confirmation or consummation.

Objections to Claims and Interest/Distributions
     Prosecution of Objections to Claims
     The Debtors or the reorganized Debtors, as applicable, shall have the exclusive authority to file, settle, compromise, withdraw, or litigate to judgment any objections to claims as permitted under the Prepackaged Plan. From and after the Plan Effective Date, the Debtors and the reorganized Debtors may settle or compromise any disputed claim without approval of the Bankruptcy Court. The Debtors reserve all rights to resolve any disputed claim outside the Bankruptcy Court under applicable governing law.
     Procedures Regarding Disputed and Unimpaired Claims
     Except as otherwise provided in the Prepackaged Plan, holders of claims will not be required to file a proof of claim. Instead, the Debtors intend to make distributions, as required by the Prepackaged Plan, in accordance with their books and records in the ordinary course of business, or, in the case of Senior Notes Claims, by means of a book-entry exchange through the facilities of DTC in accordance with the customary practices of DTC and the New Notes Indenture. The Debtors and the Reorganized Debtors, as applicable, reserve all rights to object to any claim for which a proof of claim is filed.
     Unless disputed by a holder of a claim or otherwise provided herein, the amount set forth in the books and records of the Debtors or the records of DTC shall constitute the amount of the allowed claim of such holder. Except as set forth herein, any disputes regarding the validity or amount of the claim will be resolved consensually or through judicial means outside the Bankruptcy Court. The Debtors or Reorganized Debtors may, in their discretion, file with the Bankruptcy Court an objection to the allowance of any claim (or any other appropriate motion or adversary proceeding with respect thereto), and the Debtors or Reorganized Debtors reserve the right to compromise, settle, withdraw, or litigate to judgment any objections to claims for which a proof of claim is filed.
     Any Debtor or Reorganized Debtor, as applicable, may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether such Debtor has previously objected to such claim or whether the Bankruptcy Court has ruled on any objection, and the Bankruptcy Court will retain jurisdiction to estimate any claim at any time during litigation concerning any objection to any claim, including during the pendency of any appeal related to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated claim, that estimated amount will constitute either the allowed amount of such claim or a maximum limitation on such claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such claim, the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate payment on such claim. Each of the aforementioned objection, estimation, and resolution procedures are cumulative and are not exclusive of one another.
     Pursuant to section 502(a) of the Bankruptcy Code, on the Plan Effective Date all proofs of claim filed on account of claims in an unimpaired class in the chapter 11 cases shall be deemed to be disputed claims without further action by the Debtors. Upon the Plan Effective Date, all proofs of claim filed on account of claims in an unimpaired class against the Debtors, regardless of the time of filing, and including claims filed after the Plan Effective Date, shall be deemed withdrawn. The deemed withdrawal of all such proofs of claim is without prejudice to each claimant’s rights under the Prepackaged Plan to assert such claims in the Bankruptcy Court (so long as the Bankruptcy Court otherwise retains jurisdiction over the proceeding) or in any non-bankruptcy forum as though the Debtors’ cases had not been commenced. All rights, obligations and defenses with respect to unimpaired disputed claims are expressly preserved and may be asserted by the Debtors, Reorganized Debtors or the holders of such unimpaired disputed claims in the Bankruptcy Court or other appropriate non-bankruptcy forum.
     Retention of Jurisdiction
     The Prepackaged Plan provides that the Bankruptcy Court will retain and have jurisdiction of all matters arising in, arising under, and related to our chapter 11 cases and the Prepackaged Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code.
     Executory Contracts and Unexpired Leases
     Except as otherwise provided in the Prepackaged Plan, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Prepackaged Plan, as of the Plan Effective Date, each Debtor shall be deemed to have assumed each executory contract and unexpired lease to which it is a party (including all directors and officers’ liability insurance policies), unless such executory contract or unexpired lease (1) was assumed previously by the Debtors; or (2) previously expired or terminated pursuant to its own terms. The Confirmation Order shall constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the assumptions described above as of the Plan Effective Date.
     Notwithstanding the foregoing paragraph, after the Plan Effective Date, the Reorganized Debtors shall have the right to terminate, amend, or modify any contracts, leases, or other agreements without approval of the Bankruptcy Court.
Treatment of Trade Creditors and Employees during Our Reorganization Case
     PROMPTLY FOLLOWING THE COMMENCEMENT OF THE PREPACKAGED PLAN PROCEEDING, WE INTEND TO SEEK BANKRUPTCY COURT APPROVAL OF VARIOUS MEASURES DESIGNED TO ENSURE THAT OUR TRADE CREDITORS AND EMPLOYEES ARE UNAFFECTED BY THE FILING.
     We intend to seek the approval of the Bankruptcy Court, promptly following the commencement of the proceedings to confirm the Prepackaged Plan, to make payments in the ordinary course of business in respect of claims of trade creditors. There can be no assurance, however, that the Bankruptcy Court will permit the payment of the claims of trade creditors in the ordinary course. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES THAT VALID CLAIMS OF TRADE CREDITORS ARE TO BE PAID IN FULL AND THAT THE HOLDERS OF SUCH CLAIMS WILL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION TO OBTAIN SUCH PAYMENT.
     Salaries, wages, expense reimbursements, accrued paid vacations, health-related benefits, severance benefits and similar benefits of our employees will be unaffected by the Prepackaged Plan. To ensure the continuity of our work force and to further accommodate the unimpaired treatment of employee benefits, we intend to seek the approval of the Bankruptcy Court, promptly following the commencement of the proceedings to confirm the Prepackaged Plan, to pay all accrued prepetition salaries or wages, and expense reimbursements, to permit employees to utilize their paid vacation time which accrued prior to the commencement of our chapter 11 case (so long as they remain our employees) and to continue paying medical benefits under our health plans. There can be no assurance that the Bankruptcy Court will permit the payment of employee claims and health benefits in the ordinary course. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES FOR ALL EMPLOYEE CLAIMS AND BENEFITS TO BE PAID OR HONORED NO LATER THAN THE DATE ON OR AFTER THE DATE THE PREPACKAGED PLAN BECOMES EFFECTIVE WHEN SUCH PAYMENT OR OTHER OBLIGATION BECOMES DUE AND PERFORMABLE. EMPLOYEES SHALL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION TO OBTAIN SUCH PAYMENT.
     We intend to seek the approval of the Bankruptcy Court, promptly following the commencement of the proceedings to confirm the Prepackaged Plan, to continue to honor our customer programs in the ordinary course of business. There can be no assurance, however, that the Bankruptcy Court will permit the payment of claims associated with the customer programs. IN ANY EVENT, THE PREPACKAGED PLAN PROVIDES THAT VALID OBLIGATIONS ARISING UNDER OUR CUSTOMER PROGRAMS ARE TO BE HONORED AND THAT HOLDERS OF CLAIMS THAT ARISE OUT OF THE CUSTOMER PROGRAMS WILL NOT BE REQUIRED TO FILE A PROOF OF CLAIM OR TAKE ANY OTHER FORMAL ACTION ON ACCOUNT OF SUCH CLAIMS.
     We estimate that payments to trade creditors and employees will total approximately $14.8 million over 30 days.
Other First Day Relief
     In addition to any orders relating to the payment of prepetition claims of trade creditors and employees, we intend to seek certain orders very shortly after commencement of our reorganization cases, including the following (if necessary):
•	an order authorizing us to obtain debtor-in-possession financing or to use cash collateral;

•	an order authorizing the retention of professionals (including accountants, attorneys and financial advisors) in connection with our reorganization cases;

•	an order authorizing the retention of ordinary course professionals without the filing of individual retention applications and affidavits;

•	an order authorizing us (a) to continue our current cash management system, (b) to maintain prepetition bank accounts and (c) to continue use of existing business forms and existing books and records;

•	an order to relieve us from the filing of certain forms and schedules otherwise required by the “U.S. Trustee Operating Guidelines and Reporting Requirements”;

•	an order fixing the dates for the hearings on approval of this Offering Memorandum and Disclosure Statement and the solicitation of acceptances of the Prepackaged Plan and confirmation of the Prepackaged Plan; and

•	such other orders as are typical in reorganization cases or that may be necessary for the preservation of our assets or for confirmation of the Prepackaged Plan.
     The orders will be sought pursuant to accompanying motions and, if appropriate, memoranda of law. The foregoing list is subject to change depending upon our needs in connection with our operations during our reorganization case. Failure of the Bankruptcy Court to enter one or more of these orders, or a delay in doing so, could result in our reorganization case becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the Prepackaged Plan.
     We expect that the Confirmation Order of the Bankruptcy Court will provide that the issuance of the New Notes distributed under the Prepackaged Plan in respect of the Class 6 Senior Notes Claims that are subject to the Support Agreement shall be exempt from the registration requirements of the Securities Act in accordance with section 1145 of the Bankruptcy Code. See “Securities Law Matters.”
     To the extent that we do not receive such confirmation, such New Notes may only be offered, resold or otherwise transferred: (1) in a transaction not involving a public offering; (2) pursuant to an exemption from registration promulgated by Rule 144 of the Securities Act; (3) pursuant to an effective registration statement under the Securities Act; or (4) to the Company or our subsidiaries, in each case, in accordance with any applicable U.S. federal or state laws.

UNAUDITED PROJECTED CONSOLIDATED FINANCIAL INFORMATION FOR
RESTRUCTURING UNDER THE PREPACKAGED PLAN
     Set forth below are financial projections with respect to the estimated effect of the transactions contemplated by the Prepackaged Plan on our results of operations, financial position, and cash flows for the fiscal years ending in 2010, 2011, 2012, and 2013. We prepared these projections to analyze our ability to meet our obligations if we effect the restructuring through the Prepackaged Plan and to assist each holder of a claim in determining whether to vote to accept or reject the Prepackaged Plan. These projections are contained in this Offering Memorandum and Disclosure Statement in connection with the filing of the Prepackaged Plan in order to demonstrate feasibility of the Prepackaged Plan as required in bankruptcy proceedings and, accordingly, should not be taken into account in making your decision to tender your Old Notes in the Exchange Offer. The financial projections should be read in conjunction with the sections titled “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Financial Information,” “Risk Factors-Risks Relating to the Prepackaged Plan — Our future operational and financial performance may vary materially from the financial projections contained in this Offering Memorandum and Disclosure Statement” and “Capitalization” and our consolidated financial statements contained in Exhibit C. See also, “Where You Can Find Additional Information.”
     While presented with numerical specificity, these projections are based upon a variety of assumptions that we believe are reasonable, reflect the best currently available estimates and judgments and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company contemplated by the Prepackaged Plan. The projections are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. Consequently, the inclusion of the projections should not be regarded as a representation by us or any other person that the projections will be realized, and actual results may vary materially from those presented below. See “Risk Factors.” You are cautioned not to place undue reliance on these financial projections.
     WE DO NOT, AS A MATTER OF COURSE, PUBLICLY DISCLOSE PROJECTIONS AS TO OUR FUTURE REVENUES, EARNINGS OR CASH FLOWS. THE PROJECTIONS SET FORTH BELOW WERE PREPARED BY US AND ARE OUR RESPONSIBILITY AND WERE NOT PREPARED TO CONFORM WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE PROJECTIONS ARE PREPARED TO CONFORM WITH REQUIREMENTS FOR SUCH INFORMATION IN BANKRUPTCY PROCEEDINGS. IN THE VIEW OF THE COMPANY’S MANAGEMENT, THE PROJECTIONS WERE PREPARED ON A REASONABLE BASIS, REFLECT THE BEST CURRENTLY AVAILABLE ESTIMATES AND JUDGMENTS, AND PRESENT, TO THE BEST OF MANAGEMENT’S KNOWLEDGE AND BELIEF, THE EXPECTED COURSE OF ACTION AND THE EXPECTED FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. HOWEVER, THIS INFORMATION IS NOT FACT AND SHOULD NOT BE RELIED UPON AS BEING NECESSARILY INDICATIVE OF FUTURE RESULTS, AND READERS OF THIS OFFERING MEMORANDUM ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROSPECTIVE FINANCIAL INFORMATION.
     NEITHER DELOITTE & TOUCHE LLP, NOR ANY OTHER INDEPENDENT ACCOUNTANTS, HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE PROJECTIONS, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS.
     THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE DEBTORS, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE DEBTORS’ CONTROL. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS SET FORTH BELOW WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS IN MANY RESPECTS THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW.
     THE INCLUSION OF THE PROJECTIONS IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT SHOULD NOT BE REGARDED AS AN INDICATION THAT THE DEBTORS, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ADVISORS OR RESPECTIVE OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR

NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD LOOKING INFORMATION OF ANY KIND, WE CAUTION AGAINST RELIANCE ON SUCH INFORMATION. WE DO NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE EXTENT REQUIRED BY LAW. SEE “RISK FACTORS” AND “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.”
Unaudited Condensed Consolidated
Income Statement Projections
for the Twelve Months Ended December 31,
($’s in thousands)

	2010P	2011P	2012P	2013P
NET OPERATING REVENUES	$247,080	$247,021	$248,036	$250,165
OPERATING EXPENSES:
Labor and employee benefits	98,023	99,036	99,036	100,036
Newsprint, Ink & Supplements	23,204	23,204	23,204	23,204
Other operating costs, excluding depreciation and amortization	101,175	100,070	100,446	101,100
Depreciation and amortization expense	11,195	11,194	10,821	10,559

Total operating expenses	233,597	233,504	233,507	234,899

OPERATING INCOME	13,483	13,517	14,529	15,266
INTEREST EXPENSE	886	737	777	813
DEFERRED GAIN ON CANCELLATION OF DEBT	(36,113)	(789)	(1,323)	(1,956)

NET INCOME BEFORE PROVISION FOR TAXES	48,710	13,569	15,075	16,409
PROVISION FOR INCOME TAXES- @39.8%	19,387	5,401	6,000	6,531

NET INCOME	$29,323	$8,169	$9,075	$9,878

Unaudited Condensed Consolidated Balance Sheet Projections
As of December 31,
($’s in thousands)

	2010P	2011P	2012P	2013P
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,000	$7,000	$7,000	$7,000
Accounts receivable, net of allowance for doubtful accounts	26,145	26,324	26,360	26,659
Inventories	1,921	2,161	2,156	2,161
Other current assets	10,610	10,628	10,631	10,661

Total current assets	45,676	46,113	46,147	46,481

NET PROPERTY AND EQUIPMENT	95,089	94,431	94,029	93,771

OTHER ASSETS:
Intangible assets, net of accumulated amortization	6,461	5,925	5,506	5,204
Total other assets	2,260	2,260	2,260	2,260

Total assets	$149,486	$148,729	$147,942	$147,716

LIABILITIES AND MEMBER’S DEFICIENCY IN ASSETS
CURRENT LIABILITIES:
Accounts payable	$5,650	$5,937	$5,939	$5,986
Accrued interest	1,837	1,837	1,837	1,837
Accrued employee costs	4,791	4,855	4,842	4,904
Other accrued liabilities	17,752	17,812	17,815	17,830

Current portions of long-term debt:
Tranche B Term Loan	337	412	473	8,472
Stated principal amount of New Notes	4,803	5,884	6,764	80,410
Additional cash out flows on New Notes	11,705	9,012	8,379	5,125

Total current portions of long-term debt	16,845	15,308	15,616	94,007

Total current liabilities	46,875	45,749	46,049	124,564
LONG-TERM DEBT:
Existing Credit Agreement
Tranche B Term Loan	7,030	7,355	7,659	—

	7,030	7,355	7,659	—

New Notes Indenture
Stated principal amount of New Notes	93,057	87,174	80,410	—
Additional cash out flows	24,426	16,784	7,082	—

Total cash out flows on New Notes	117,483	103,958	87,492	—

Total long-term debt, less current portions	124,513	111,313	95,151	—
DEFERRED INCOME TAXES	2,189	7,589	13,589	20,120
OTHER LONG TERM LIABILITIES	2,803	2,803	2,803	2,803

Total liabilities	176,380	167,454	157,592	147,487
MEMBER’S (DEFICIENCY) INTEREST IN ASSETS	(26,894)	(18,725)	(9,650)	229

Total liabilities and member’s (deficiency) interest in assets	$149,486	$148,729	$147,942	$147,716

Unaudited Condensed Consolidated
Cash Flow Statement Projections
for the Twelve Months Ended December 31,
($’s in thousands)

	2010P	2011P	2012P	2013P
OPERATING ACTIVITIES:
Net Income	$29,323	$8,169	$9,075	$9,878
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,195	11,194	10,821	10,559
Deferred income taxes	19,887	5,401	6,000	6,531
Deferred gain on cancellation of debt	(36,113)	(789)	(1,323)	(1,956)
Additional cash out flows on New Notes	(11,705)	(9,546)	(9,012)	(8,379)
Capitalized PIK on New Notes	3,354	—	—	—
Capitalized PIK on Tranche B Term Loan	837	737	777	813
Changes in assets and liabilities
Accounts receivable	2,811	(179)	(36)	(299)
Inventories	(62)	(240)	5	(5)
Prepaids and other current assets	138	(18)	(3)	(30)
Accounts payable	(83)	287	2	47
Accrued employee costs	(106)	64	(13)	62
Other accrued liabilities	(56)	61	3	16

Net cash provided by operating activities	19,420	15,140	16,296	17,237

INVESTING ACTIVITIES:
Capital expenditures	(10,000)	(10,000)	(10,000)	(10,000)

Net cash used in investing activities	(10,000)	(10,000)	(10,000)	(10,000)

FINANCING ACTIVITIES:
Repayments on Tranche A Term Loan	(3,541)	—	—	—
Repayments on Tranche B Term Loan	(385)	(337)	(412)	(473)
Repayments on original stated principal amount of New Notes	(5,494)	(4,803)	(5,884)	(6,764)

Net cash used in financing activities	(9,420)	(5,140)	(6,296)	(7,237)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	7,000	7,000	7,000	7,000

CASH AND CASH EQUIVALENTS, end of period	$7,000	$7,000	$7,000	$7,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid	$—	$—	$—	$—
Interest expense deductible for income tax purposes	$12,591	$10,283	$9,788	$9,192

Summary of Significant Assumptions.
     Effective Date
     The projections have been prepared based on the assumption that the consummation of the Recapitalization Plan (including the Exchange Offer) is on December 31, 2009, the last day of our 2009 fiscal year.
     Critical Accounting Policies and Estimates
     The preparation of the consolidated financial projections required us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosure of contingent assets and liabilities. We evaluated our estimates, including those related to allowances for doubtful accounts, intangible assets, management fees, and income taxes. We based our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates.
     Accounting policies followed in these projections are the same as those followed in our historical financial statements included in this Offering Memorandum and Disclosure Statement.
     Effects of Consummation of the Recapitalization Plan
     In determining the projections, we estimated the pro forma effects of completing the transactions contemplated by the Recapitalization Plan. These pro forma effects included estimating the troubled debt restructuring accounting treatment that would be accorded these transactions, as well as the accounting treatment that would be accorded the issuance of the New Notes. These transactions are highly complex and require significant estimations and judgment in application. The actual entries recorded upon the close of these transactions may vary significantly from the estimates included in the projections.
     If the Exchange Offer is completed on the terms described in this Offering Memorandum and Disclosure Statement, the carrying value of the Old Notes, including accrued interest net of unamortized loan costs, will exceed the principal and maximum potential interest to be paid on the New Notes. On the date of the consummation of the Exchange Offer, we will recognize a gain on the cancellation of the Old Notes.
     In accordance with accounting for troubled debt restructuring, the carrying value of the New Notes will be its principal and maximum potential interest. The terms of the New Notes specify that the maximum interest rate may be reduced under certain conditions and all excess cash flows, as described in “Description of the New Notes — Redemptions and Repurchases — Mandatory Redemption with Excess Free Cash Flow,” shall be applied to the principal of the New Notes. Upon the realization of either of these future conditions that reduce the maximum amount payable on the New Notes, we will recognize additional gains on the debt restructuring.
     If we emerge from bankruptcy under the terms of the Prepackaged Plan, as described in this Offering Memorandum and Disclosure Statement, equity interests in Morris Publishing will not change and we will not be eligible to apply fresh start accounting. Historical cost basis for all assets and liabilities will be carried forward.
     Income Statement Assumptions
     Operating Revenue Assumptions:
(1)	Print advertising:
a.	Retail Advertising Revenue: The outlook for overall ad-spending for all media remains gloomy through 2010 but is expected to rebound somewhat in 2011. However, newspapers will continue to decline due to secular factors, including internet competition. Our projections for print advertising reflect that decline and show a significant decline in 2010 compared to 2009 in the high single digits with 2011 declining less than 1% and remaining at that level in the later years. Insert advertising is projected to decline in the high single digits in 2010 compared to 2009 and decline in the low single digits in the later years.

b.	National Advertising Revenue: We expect national print advertising revenue to continue to decline through 2011 and remain flat compared to the prior year beginning in 2012.

c.	Classified Automotive: Auto market advertising is expected to begin recovery in 2010 with consistent single digit growth through the projection period. However, growth is projected to be minimal due to the assumed movement of auto market advertisers to competitive web-based products.

d.	Classified Real Estate: The real estate market is expected to continue to perform weakly in the near term. Projections reflect real estate advertising bottoming out in 2011 and beginning to recover in 2013. The movement of real estate advertisers to competitive web-based products is expected to hinder future print revenue growth.

e.	Classified Employment: We expect classified employment print revenue to continue to shift online in 2010. The projections reflect flat revenues in this area beginning in 2011.
(2)	Online Advertising Revenue: Online advertising consists of display, banner, rich media, directories, classified or other advertising on Web sites associated and integrated with print publications and on third party affiliated Web sites, such as Yahoo!. Historically, the majority of online advertising dollars came from classifieds, with the Internet accounting for about 13-15% of all help wanted revenues. In addition, a small portion of online revenue came from retail and national advertising. Recent trends have shown shifts from print to online advertising, with the majority of growth coming from classified advertisements. We anticipate this trend to continue and online advertising revenue to grow at a modest rate beginning in 2010.

(3)	Circulation Revenues: The newspaper industry has faced circulation and readership declines over the past 25 years, with a large part of the decline due to a decline in evening newspapers, and the emergence of nightly news broadcasts, 24-hour news channels, and the Internet. Given these trends, we expect circulation revenue growth to moderately decline through the projection period.
     Operating Expense Assumptions:
(1)	Direct Compensation: Direct compensation consists largely of (a) salary and wages and (b) commission and bonuses. The projections assume direct compensation is unchanged from 2009 through the projection period.

(2)	Employee Benefits: Employee benefits consist of employee insurance and other fringe benefits. Management assumed employee insurance would be in line with historical averages, or approximately 3%-4% of total annual revenue.

(3)	Newsprint, Ink and Supplements: Newsprint prices are volatile and fluctuate based upon factors that include foreign currency exchange rates and both foreign and domestic production capacity and consumption. We have not entered into derivative contracts for newsprint and given the unpredictability of prices newsprint costs are projected to be unchanged from 2009. Operating expenses related to ink and supplements have been projected to remain unchanged from 2009.

(4)	Other Expenses: Other expenses are related to features, art and news services, services of outsiders, carrier and agent delivery, utilities, management fees, advertising expense, supplies, bad debt and collection fees, postage and freight and other operating expenses. We project annual operating expenses based on historical levels and expect the majority of these costs to remain flat with certain exceptions.
     Interest Expense Assumptions: The projections assume that we utilize our excess unrestricted cash balances to repay $16.2 million of the $19.7 million aggregate principal amount of Tranche A term loan on the date of the consummation of the Exchange Offer, with the remaining $3.5 million being repaid during the first and second quarter of 2010. The Tranche B term loan, which had an aggregate principal amount outstanding of $6.8 million as of October 15, 2009, the date of the Existing Credit Agreement, remains outstanding and becomes pari passu with the New Notes, with all of the interest PIK. See “— Deferred Gain on the Cancellation of Debt Assumptions” below for the accounting of interest payments on troubled debt restructurings.
     Deferred Gain on the Cancellation of Debt Assumptions: The projections assume we recognize a gain on the cancellation of the Old Notes of $113.8 million as of December 31, 2009, the date of the consummation of the Exchange Offer. At December 31, 2009, the total amount of potential estimated future cash out flows on the New Notes in excess of the $100 million in stated principal amounts of the New Notes (assuming 100% participation in the Exchange Offer) was $83.9 million based upon an assumed maximum interest rate of 15% per year, with 50% PIK interest. The actual amounts of future cash payments may be lower if, as expected, the floating interest rate on the New Notes is reduced and/or if principal payments are made prior to maturity.
     In our projections, the amount of the additional cash flows on the New Notes is reduced each year based upon the actual maximum interest rate and amount of PIK interest in effect during that period and the actual annual cash out flow. The reduction in the additional cash out flows is recorded as deferred gains within our unaudited condensed consolidated income statement projections.
     Income Tax Expense Assumptions: The projections assume that no income taxes are paid. The income tax provision recognizes no gain on cancellation of debt and reflects no tax attribute reductions as a result of the cancellation of debt.
     Cash Flow Assumptions
     Cash Flow from Operating Activities. Cash flows from operating activities result from our net income, adjusted for non-cash charges, the additional cash out flows (excluding principal repayments) on our New Notes, and changes in working capital. Investments in working capital are based off of historical ratios.
     Cash Flow from Investing Activities. The primary investing activity is capital expenditures. Management projects minimum annual capital expenditure maintenance activities of $10 million going forward.
     Cash Flow from Financing Activities. Cash flows from financing activities are based on the debt principal repayments called for under the Recapitalization Plan.
     Balance Sheet Assumptions
     Cash. The projections assume a cash balance of $7 million to fund working capital needs as specified in the offering.
     Debt. The projections reflect the post-emergence debt balances outlined in the Prepackaged Plan. The projections assume that we do not enter into the Working Capital Facility and that Tranche B term loans are not refinanced along with the Tranche A term loans within 150 days of the Restructuring (in which event the refinanced Tranche B loan becomes senior to the New Notes). The Tranche A term loans are assumed to be repaid in full out of our beginning unrestricted cash balance and our excess cash flows during the first and second quarters of 2010.
     However, if the Tranche B term loan is refinanced along with the Tranche A term loan within 150 days after the consummation of the Restructuring, then the entire refinanced debt (including the portion representing the Tranche B term loan) will be senior to the New Notes, with the excess cash flows being applied first to the accrued interest and principal amount outstanding of senior debt before any principal payments are made on the New Notes.
     In the event of the refinancing of the Tranche B term loan, we would project the refinanced Tranche B term loan to be repaid in 2010 and 2011, rather than over 90% of such payments being applied pari passu to the New Notes, resulting in corresponding increases in the projected principal amount of New Notes outstanding for each period presented in our projections.

DIRECTORS AND MANAGEMENT
Existing Board of Directors and Executive Officers
     The board of directors of Morris Publishing, LLC currently consists of six members. Set forth below is a list of the members of the board of directors and executive officers of Morris Publishing, LLC as of the date of this Offering Memorandum and Disclosure Statement:

		Years in
		newspaper
Name	Age	industry	Title
William S. Morris III	74	52	Chairman of the Board of Directors
William S. Morris IV	49	19	CEO, President and Director Director, Senior Vice President — Finance,
Craig S. Mitchell	50	15	Secretary and Treasurer
James C. Currow	64	45	Executive Vice President — Newspapers
Steve K. Stone	56	29	Senior Vice President — Chief Financial Officer
Susie Morris Baker	41	16	Director
J. Tyler Morris	46	20	Director
Mary E. Morris	75	13	Director
The directors and executive officers of Morris Publishing are elected by, and serve at the discretion of, MPG Holdings, Morris Publishing’s sole member, which can add, remove or replace any of these directors and executive officers at any time. The directors and executive officers of Morris Publishing hold the same positions in Morris Publishing Finance and the other subsidiaries of Morris Publishing. The board of directors of Morris Publishing does not have any committees, except for an audit committee composed of Mr. Morris IV, Mr. Mitchell and Mr. Stone. The board of directors of Morris Publishing has determined that Mr. Mitchell and Mr. Stone are audit committee financial experts, but that neither is independent.
William S. Morris III — Mr. Morris has served as chairman of Morris Publishing’s board of directors for at least 30 years. Mr. Morris is the chairman of Morris Communications, Shivers and its other subsidiaries and is the chief executive officer of all of these companies except Morris Publishing and its subsidiaries. Mr. Morris is active in community and state affairs, as well as in the newspaper and outdoor advertising industry and has recently completed a term as chairman of the Newspaper Association of America. Mr. Morris has a journalism degree from the University of Georgia and has been in the newspaper business his entire working career.
William S. Morris IV — Mr. Morris has been Morris Publishing’s president since 1996, Morris Publishing’s chief executive officer since 2001, a director of Morris Publishing since 1996 and is a director and the president of Morris Communications, Shivers, and its other subsidiaries. He joined the family business in 1990 and prior to becoming our president served as assistant to the president. Prior to that, he served as assistant to the general manager, as general manager and publisher of several of our newspapers and magazines. Prior to joining us, Mr. Morris worked for United Yellow Pages, Inc., selling independent telephone advertising and Gannett Outdoor Group in the leasing department and as national sales manager. He graduated from Emory University in 1983 with a degree in economics.
Craig S. Mitchell — Mr. Mitchell became Morris Publishing’s senior vice president-finance in November 2003 and has served as vice president-finance, secretary and treasurer since 1999 and as a director since 1999. He holds similar positions with Morris Communications, Shivers, and its other subsidiaries. Prior to joining Morris Publishing, Mr. Mitchell was employed by Deloitte Haskins & Sells in its tax department and by President Baking Company as its treasurer. Mr. Mitchell holds an accounting degree from Augusta College (currently Augusta State University) and a Master of Accountancy (tax option) from the University of Georgia.
James C. Currow — Mr. Currow was named Morris Publishing’s executive vice president-newspapers in 2002, with responsibility for the metro newspapers outside Florida, the western group community newspapers and the eastern group community newspapers. On December 31, 2007, he became responsible for all Morris Publishing’s newspapers and related publications and began serving as the publisher of The Florida Times-Union until a new publisher is named.

He previously served as vice president-newspapers with responsibility for our metro newspapers outside of Florida and for our western community newspapers since 1998. Prior to joining us, Mr. Currow was president and CEO of Currow & deMontmollin, a newspaper management consulting firm he started in 1995. He also served as president and chief executive officer of the Milwaukee Journal and Sentinel from 1992 to 1995, served as vice president of sales and marketing at The Miami Herald from 1989 to 1992, served as vice president of advertising at The Miami Herald from 1986 to 1989, and served as vice president of sales and marketing at the Ft. Wayne newspapers from 1982 to 1986.
In the past, he has served as senior vice president and chief marketing officer of the Newspaper Association of America and also served on the board of the Newspaper Association of America, chairing the Marketing Committee and serving on the executive committee. Mr. Currow holds a B.S. degree in management from Charleston Southern University and is a 1992 graduate of the Harvard Business School Advanced Management Program.
Steve K. Stone — Mr. Stone became senior vice president of Morris Publishing in November 2003 and has served as its vice president and chief financial officer-newspapers and has been the head of MStar Solutions, LLC, the Morris Communications subsidiary operating the Shared Services Center, since 2002. Mr. Stone has 29 years experience in the newspaper industry and prior to joining us in 2002, Mr Stone was assistant vice president/shared services for Knight Ridder, Inc. He has also served as vice president/chief financial officer for The Charlotte Observer, director of finance/controller for The Miami Herald, and held various financial positions at the San Jose Mercury News, Columbus Ledger-Inquirer and The Wichita Eagle Beacon. Mr. Stone holds a BBA degree from Southwestern College.
Susie Morris Baker — Mrs. Baker has been a director since 1999 and was a vice president of newspapers from 1999 to 2003. She is also a director of Morris Communications, Shivers, and its other subsidiaries. She has also served as vice president of the Alaska newspapers for Morris Publishing, with responsibility for The Juneau Empire, The Peninsula Clarion in Kenai, and The Alaska Journal of Commerce and Alaskan Equipment Trader in Anchorage. Prior to that, Mrs. Baker was the publisher of the Quarter Horse News and Barrel Horse News in Fort Worth, Texas and publisher of The Peninsula Clarion. Mrs. Baker received a B.A. from Mary Baldwin College in Staunton, Virginia in 1990 and received a master’s degree in business administration from Southern Methodist University in Dallas, Texas in 1998.
J. Tyler Morris — J. Tyler Morris has been a director since 1996 and is a director of Morris Communications, Shivers, and its other subsidiaries. He has served as the vice president of the Morris Communications’ Cowboy Publishing Group in the magazine division. He is currently chairman, president and chief executive officer of Texas Aerospace Services in Abilene, Texas. Prior to that, he worked at Lubbock Avalanche-Journal and Gray’s Sporting Journal and at the Fort Worth Star-Telegram. Mr. Morris graduated from the University of Georgia in 1987 with a degree in journalism.
Mary E. Morris — Mrs. Morris has been a director of Morris Publishing since 1996 and is a director of Morris Communications, Shivers, and its other subsidiaries. She is active in volunteer work with church and civic organizations and has served on many boards including the board of the Morris Museum of Art and the State Botanical Garden of Georgia.
William Morris III and Mary Morris are husband and wife. William Morris IV, J. Tyler Morris and Susie Morris Baker are their children.
     For purposes of obtaining the Bankruptcy Court’s confirmation of the Prepackaged Plan, we are required to disclose whether or not any of the above officers and directors are insiders as that term is defined in section 101(31) of the Bankruptcy Code. William S. Morris III, William S. Morris IV, Susie Morris Baker, J. Tyler Morris and Mary E. Morris are each insiders. See “The Prepackaged Plan — Means for Implementing the Prepackaged Plan — Management.”
Board of Directors from and after the Closing of the Restructuring
     The current executive officers and members of the boards of directors or comparable bodies of Morris Publishing and its subsidiaries will continue to serve in their current capacities after the consummation of the Restructuring. In addition, for so long as New Notes are outstanding, holders of the New Notes will have the right to appoint a non-voting observer to Morris Publishing’s board of directors. The observer will be permitted to observe each meeting of Morris Publishing’s board of directors as well as the board of directors, or comparable body, of each material subsidiary of the Company and each committee of those boards, or comparable bodies. The observer will be elected by the holders of the New Notes for successive one year terms and subject to mid-term removal only by holders of the New Notes representing a majority in aggregate principal amount outstanding of the New Notes or by Morris Publishing for cause. The observer will be entitled to reimbursement for reasonable fees and expenses incurred in connection with attending such meetings.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary describes certain U.S. federal income tax consequences relevant to the exchange of Old Notes for New Notes, pursuant to either the Exchange Offer or the Prepackaged Plan, and the ownership and disposition of the New Notes. This summary applies only to holders that acquire the New Notes pursuant to the Restructuring and that hold the Old Notes and the New Notes as capital assets within the meaning of section 1221 of the Code. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government.
     This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the holders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including: financial institutions; life insurance companies; securities dealers or traders electing mark-to-market treatment; certain governmental entities; partnerships or any entities treated as partnerships for U.S. federal income tax purposes; nonresident alien individuals and foreign corporations; tax-exempt organizations; persons that hold the Notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment; persons that have a “functional currency” other than the U.S. dollar; investors in pass-through entities that hold notes; investors liable for the alternative minimum tax; and United States expatriates.
     As used in this section, a “U.S. Holder” is a beneficial owner of an Old Note or a New Note that is treated for U.S. federal income tax purposes as:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any State (or the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and any one or more U.S. persons (as defined in section 7701(a)(30) of the Code (for purposes of this summary, a “U.S. person”)) are authorized to control all substantial decisions of the trust, or (2) the trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.
     A “Non-U.S. Holder” is a beneficial owner of an Old Note or a New Note that is treated for U.S. federal income tax purposes as:
•	a nonresident alien individual;

•	a foreign corporation;

•	an estate that is not subject to U.S. federal income tax on a net income basis; or

•	a trust if (1) no U.S. court can exercise primary supervision over the trust’s administration or no U.S. person and no group of such persons is authorized to control all substantial decisions of the trust, and (2) the trust has no election to be treated as a U.S. person in effect.
     If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an Old Note or a New Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of an Old Note or a New Note that is a partnership, and partners in such a partnership, should consult with their tax advisors about the U.S. federal income tax consequences of the Restructuring and holding and disposing of a New Note.
Notice pursuant to IRS Circular 230
THIS DISCUSSION IS NOT INTENDED OR WRITTEN BY US OR OUR COUNSEL TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED UNDER U.S. TAX LAWS. THIS DISCUSSION IS PROVIDED TO SUPPORT THE PROMOTION OR MARKETING BY US OF THE EXCHANGE AND THE NOTES OFFERED HEREBY. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON

THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR CONCERNING THE POTENTIAL TAX CONSEQUENCES, INCLUDING THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES, OF THE EXCHANGE AND AN INVESTMENT IN THE NEW NOTES.
U.S. Federal Income Tax Treatment of the Company
     For U.S. federal income tax purposes, the Company is classified as a disregarded entity of its indirect parent, Shivers, through Shivers’ wholly owned subsidiary, MPG Holdings, also a disregarded entity of Shivers. Consequently, the activities, assets and liabilities of the Company are generally treated as that of Shivers for U.S. federal income tax purposes. Accordingly, and solely for purposes of this summary of U.S. federal income tax considerations, references to the Company shall, where and as appropriate, refer to Shivers.
U.S. Federal Income Tax Consequences to U.S. Holders
     U.S. Federal Income Tax Consequences of the Restructuring
     Although not free from doubt, it is anticipated, and the Company will take the position, that the Restructuring will not constitute a “recapitalization” for U.S. federal income tax purposes. In this event, a U.S. Holder will generally recognize gain or loss on the Restructuring in an amount equal to the difference (if any) between the “issue price” of the New Notes (excluding New Notes, if any, treated as a payment of accrued interest—see “— Treatment of Portion of New Notes as Attributable to Accrued and Unpaid Interest on the Old Notes,” below) and such U.S. Holder’s adjusted tax basis in the Old Notes. Subject to the application of the “market discount” rules discussed below, any gain or loss recognized in the Restructuring will generally be capital gain or loss, and will be long-term capital gain or loss if, at the time of the Restructuring, the Old Notes have been held for more than one year. Capital losses may generally be used only to offset capital gains and may generally be used by individual taxpayers to the extent of capital gains plus $3,000 of other income.
     Issue Price of the New Notes. The issue price of the New Notes should generally equal the fair market value of the New Notes (or in certain circumstances, the fair market value of the Old Notes) on the date of the Restructuring. This amount may be substantially less than the stated principal amount of the New Notes. The Internal Revenue Service (the “IRS”) may take the position that neither the New Notes nor the Old Notes are “publicly traded” for U.S. federal income tax purposes. If neither the New Notes nor the Old Notes were treated as publicly traded, the issue price of the New Notes would equal their stated principal amount. The rules regarding the determination of issue price are detailed and complex, and U.S. Holders should consult their tax advisors regarding the determination of the issue price of the New Notes.
     U.S. Federal Income Tax Consequences if Exchange Qualifies as a Recapitalization. If, contrary to the position taken by the Company, the Restructuring were treated as a recapitalization for U.S. federal income tax purposes, generally, no gain or loss would be recognized by a U.S. Holder upon the Restructuring. Except with respect to New Notes (or any portion thereof) treated as paid on account of accrued and unpaid interest on the Old Notes, a U.S. Holder would have an initial tax basis in the New Notes equal to the holder’s adjusted tax basis in the Old Notes immediately prior to the Restructuring, and the U.S. Holder’s holding period for the New Notes would include the period during which the holder held the Old Notes surrendered in the Restructuring.
     The Exchange would generally be treated as a recapitalization for U.S. federal income tax purposes if both the Old Notes and the New Notes were treated as “securities” for U.S. federal income tax purposes. The term “security” is not defined in the Code or in the Treasury Regulations, and has not been clearly defined by judicial decisions. An instrument is a “security” for these purposes if, based on all the facts and circumstances, the instrument constitutes a sufficiently meaningful investment in the issuer of the instrument. Although there are a number of factors that may affect the determination of whether a debt instrument is a security, one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as “securities,” while instruments with an original term of less than five years are frequently found not to constitute securities. Due to the inherently factual nature of the determination, U.S. Holders are urged to consult their own tax advisors regarding the classification of the Old Notes and the New Notes as “securities” for U.S. federal income tax purposes and the application of the recapitalization rules described above.
     Market Discount. Subject to a de minimis exception, if a U.S. Holder acquired (subsequent to original issue) Old Notes with “market discount,” any gain recognized on the exchange of Old Notes for New Notes will be treated as ordinary income to the extent of the accrued market discount at the time of the Restructuring, unless such U.S. Holder previously elected for U.S. federal income tax purposes to include market discount in income as it accrued. For these purposes, market discount is the excess, if any, of the “adjusted issue price” (in the case of an Old Note, this will generally be the stated principal amount) of an Old Note over such U.S. Holder’s initial tax basis in the Old Note. The amount of market discount accrues ratably over the remaining term of the acquired Old Note, unless an election is made to accrue market discount using a “constant yield” method. If the Restructuring were to be treated as a recapitalization, any accrued but untaxed market discount on an Old Note would carry over to the New Note received in the recapitalization. U.S. Holders who acquired their Old Notes other than at original issuance should consult their own tax advisors regarding the possible application of the market discount rules to a tender of the Old Notes pursuant to the Restructuring.
     Treatment of Portion of New Notes as Attributable to Accrued and Unpaid Interest on the Old Notes. To the extent that any portion of the New Notes received in exchange for Old Notes is considered attributable to accrued and unpaid interest (or OID, defined below) on the Old Notes, such portion will be included in the gross income of a U.S. Holder to the extent that the U.S. Holder has not previously included the accrued interest in income and will be taxable as ordinary income, regardless of whether the Restructuring is treated as recapitalization for U.S. federal income tax purposes. It is unclear whether or to what extent the New Notes will be considered issued in payment of previously unpaid accrued interest (or OID) on the Old Notes. The Company intends to treat the New Notes as applied first to the stated principal amount of the Old Notes, with only the excess (if any) over such principal amount applied to unpaid, accrued interest (or OID) on the Old Notes. However, there can be no assurance that the IRS will agree with this allocation. U.S. Holders should consult with their tax advisors regarding what portion, if any, of the New Notes received in the Restructuring should be allocated to the payment of unpaid, accrued interest (or OID) on the Old Notes.
     U.S. Federal Income Tax Consequences of the New Notes
     Accruals of Original Issue Discount on the Notes. For U.S. federal income tax purposes, the Company expects that the New Notes will be treated as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” Under the noncontingent bond method, U.S. Holders will accrue original issue discount (“OID”) over the term of the New Notes based on the New Notes’ “comparable yield.” As a result, U.S. Holders (including U.S. Holders that employ the cash method of tax accounting) will be required to include OID with respect to the New Notes in gross income each year, which may exceed the amount of cash payments received on the New Notes in a particular taxable year.
     In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread.
     The comparable yield of a CPDI is used to construct a projected payment schedule that will contain each noncontingent payment and a projected amount for each contingent payment on the New Notes. The amount of each projected contingent payment will generally equal the expected value of the contingent payment as of the date of the Restructuring. To the extent necessary, projected contingent payments will be adjusted such that the projected payment schedule will produce the comparable yield based on the issue price of the New Notes. We will determine the comparable yield and projected payment schedule, which you may request by contacting Steve K. Stone at (706) 724-0851. Under the noncontingent bond method, the issuer’s reasonable determination of the comparable yield and projected payment schedule is respected and binding on holders of the CPDI, if the issuer maintains the contemporaneous documentation required by Treasury Regulations section 1.1275-4(b)(4).
     For each taxable year, a U.S. Holder will include the amount of OID allocated to each day in the taxable year during which the U.S. Holder holds the New Note, adjusted for any difference between a projected contingent payment and the actual amount received in such year by the U.S. Holder. PIK Interest on the New Notes will not be treated as paid until cash amounts are actually received in respect of the PIK Interest. OID will accrue in respect of the New Notes at a rate equal to the comparable yield. The amount of OID allocable to each semi-annual accrual period will be the product of the “adjusted issue price” of the New Notes at the beginning of each such accrual period and the comparable yield. The “adjusted issue price” of the New Notes at the beginning of an accrual period will equal the issue price of the New Notes plus the amount of OID previously accrued on the New Notes (without regard to any positive or negative adjustment other than a positive or negative adjustment that results from a projected contingent payment becoming fixed more than six months before the payment is due, as discussed below) less the amount of projected payments on the New Notes in previous accrual periods. Subject to adjustment for contingent payments, the amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the New Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.
     The difference between a projected contingent payment and the actual amount received by the U.S. Holder in respect of such payment will be a positive adjustment (if the actual payment is greater than projected) or a negative adjustment (if the actual payment is less than projected) for the taxable year in which the payment is received. The excess of positive adjustments over negative adjustments (net positive adjustments) for a taxable year will be treated as additional OID for the taxable year. The excess of negative adjustments over positive adjustments (net negative adjustments) for a taxable year will reduce the amount includible as OID for the taxable year to the extent of OID otherwise includible by the U.S. Holder on the New Note for such taxable year. The amount of any net negative adjustment that exceeds the OID otherwise includible by the U.S. Holder for such taxable year will be treated as ordinary loss to the extent of previous OID inclusions that have not been offset by excess net negative adjustments, and any additional net negative adjustment will be carried forward and treated as a negative adjustment in the next taxable year.
     Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the New Notes are outstanding, unless a projected contingent payment becomes fixed more than six months before the payment is due. In this event, the accrual period will end on the date that the payment becomes fixed and a new accrual period will begin on the following day. The U.S. Holder will have a positive or negative adjustment equal to the difference between the present value of the newly fixed payment discounted to the date of determination at the comparable yield less the present value of the projected contingent payment discounted to the date of determination at the comparable yield. The adjusted issue price of the New Notes and the U.S. Holder’s adjusted tax basis will be increased by any such positive adjustment and decreased by any such negative adjustment. The projected payment schedule will be modified prospectively to take into account the newly fixed payment, and no positive or negative adjustment will occur when the newly fixed payment is made. If all remaining projected contingent payments become fixed substantially contemporaneously any positive or negative adjustments that result will be taken into account over the remaining term of the debt instrument in a reasonable manner.
     The comparable yield and the projected payment amount for the New Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us with respect to the actual yield or payments on the New Notes and do not represent our expectations regarding a New Note’s yield.
     A US Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the New Notes, unless the US Holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. We believe that our determination of the projected payment schedule and comparable yield for the New Notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other projected payment schedule or comparable yield should be used for the New Notes.
     Sale, Exchange, Redemption, Retirement, or Other Disposition of New Notes. Upon the sale, exchange, redemption, retirement, or other disposition of a New Note, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the New Note. The adjusted tax basis will generally equal the issue price of the New Note plus the amount of any OID accrued on the New Note (without regard to any positive or negative adjustment other than a positive or negative adjustment that results from a projected contingent payment becoming fixed more than six months before the payment is due) less the amount of projected payments on the New Note in previous accrual periods. The amount realized will be reduced by the amount of any net negative adjustment carryforward in the year of the disposition. Any such gain will be ordinary interest income. Any loss will be treated as an ordinary loss to the extent of the excess of the U.S. Holder’s OID inclusions with respect to the New Note over net negative adjustments treated as ordinary losses. Any loss in excess of such amount will generally be treated as a capital loss. Capital losses will be long-term capital losses if the note was held for more than one year at the time of the disposition. Capital losses may generally be used only to offset capital gains and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income, although capital losses in excess of the limitation may generally be carried over into future years.

U.S. Federal Income Tax Consequences to Non-U.S. Holders
     U.S. Federal Income Tax Consequences of the Restructuring
     A Non-U.S. Holder will not be subject to U.S. federal income tax on the Restructuring provided that the Old Notes are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. In addition, subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal withholding tax on the Restructuring provided that any accrued and unpaid interest on the Old Notes that is treated as paid pursuant to the Restructuring qualifies as “portfolio interest” or such accrued and unpaid interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and the Non-U.S. Holder provides an appropriate statement under IRS Form W-8ECI that the interest is so connected. Please see “— U.S. Federal Income Tax Consequences of the New Notes” below with respect to portfolio interest, amounts subject to U.S. federal withholding tax, and the tax treatment of a Non-U.S. Holder that is engaged in a trade or business within the United States.
     U.S. Federal Income Tax Consequences of the New Notes
     Payments to Non-U.S. Holders will not be subject to U.S. federal withholding tax if either:
•	the payments are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and the Non-U.S. Holder provides an appropriate statement under IRS Form W-8ECI (or successor form) that the payments are so connected; or

•	the OID on a New Note qualifies as “portfolio interest.”
     OID that is not effectively connected with the conduct of a trade or business in the United States will generally qualify as portfolio interest, provided that:
•	the Non-U.S. Holder does not own (actually, constructively, or pursuant to certain attribution rules) 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” (within the meaning of the Code) that is related to the Company through stock ownership (either actually, constructively, or pursuant to certain attribution rules);

•	the Non-U.S. Holder is not a bank receiving the OID pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the Non-U.S. Holder either (a) provides an appropriate statement on IRS Form W-8BEN (or successor form), signed under penalties of perjury, certifying that the beneficial owner of the New Note is a Non-U.S. Holder and providing that Non-U.S. Holder’s name and address or (b) holds the New Notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury Regulations; and

•	the OID payable on the New Notes is not determined by reference to any receipts, sales or other cash flow, income or profits, change in the value of any property of, or any dividend or similar payment made by, the Company or a person related to the Company, within the meaning of Code section 871(h)(4)(A).
     With respect to OID that is neither effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder nor portfolio interest, payments on a New Note will generally be subject to U.S. federal withholding tax at a rate of 30 percent of the accrued OID (but not in excess of the amount of the payment), unless reduced or eliminated pursuant to an applicable tax treaty. Partnerships (and holders that are treated as partnerships for U.S. federal income tax purposes) and other pass-through entities should consult their tax advisors with respect to the application of U.S. federal withholding tax and the related certification requirements.
     Subject to the discussion of backup withholding below, any gain realized on the sale, exchange, redemption, retirement, or other disposition of a New Note by a Non-U.S. Holder will be exempt from U.S. federal income and withholding tax, provided that:
•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder; and

•	in the case of a foreign individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year.
     If the OID or gain on a note held by a Non-U.S. Holder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the OID or gain at regular U.S. federal income tax rates, unless reduced or eliminated pursuant to an applicable tax treaty. In addition, if the Non-U.S. Holder is a foreign corporation, its effectively connected income will generally be subject to an additional 30% branch profits tax, unless reduced or eliminated pursuant to an applicable tax treaty.Payments of interest or amounts of accrued OID, attributable to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence) and collected by means of withholding by the payor.
Information Reporting and Backup Withholding
     U.S. Holders
     Information reporting will generally apply to the amount of OID accruing on the New Notes for each calendar year, and the proceeds of the sale, redemption, retirement, or other disposition of a New Note paid to the U.S. Holder, except as to exempt recipients—generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, or individual retirement accounts. Each U.S. Holder, other than one who is not subject to the reporting requirements, will be required to provide, under penalties of perjury, an IRS Form W-9 or other similar form containing its name, address, correct federal taxpayer identification number (“TIN”), which includes a social security number, and a statement that the holder is not subject to backup withholding. Should a non-exempt U.S. Holder fail to provide the required certification or should the IRS notify us that the U.S. Holder has provided an incorrect U.S. federal TIN or is otherwise subject to backup withholding, we will be required to withhold at a prescribed rate from the amounts otherwise payable to the U.S. Holder and remit the withheld amounts to the IRS as a credit against the holder’s U.S. federal income tax liability. Exempt recipients should provide an IRS Form W-9 or other similar form confirming its exempt status to avoid backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.
     Non-U.S. Holders
     Generally, we must report to the IRS, and to each Non-U.S. Holder, the amount of OID accrued on the New Notes for each calendar year, and the amount of tax, if any, withheld with respect to payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
     In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments on the New Notes that we make to such holder provided that we do not have actual knowledge or reason to know that the holder is a U.S. person, and we have received from the holder the required certification that the holder is a Non-U.S. Holder (as described above under “— U.S. Federal Income Tax Consequences to Non-U.S. Holders — U.S. Federal Income Tax Consequences of the New Notes”).
     Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale, exchange, redemption, retirement, or other disposition of New Notes within the United States or conducted through certain United States-related financial intermediaries, unless the Non-U.S. Holder certifies to the payer under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person), or the holder otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

U.S. Federal Income Tax Consequences to Non-exchanging Holders
     In the event that the Exchange Offer is consummated, the Offer will not have any U.S. federal income tax consequences for holders of Old Notes who do not tender their Old Notes for New Notes or whose Old Notes are not accepted in the Offer.
SECURITIES LAW MATTERS
     This section discusses certain securities law matters that are raised by the Exchange Offer and the Prepackaged Plan. This section should not be considered applicable to all situations or to all holders of Old Notes. Holders of Old Notes should consult their own legal counsel with respect to these and other issues.
The Exchange Offer
     We are relying on Section 3(a)(9) of the Securities Act to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Exchange Offer is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from state securities law requirements. Section 18(b)(4)(C) provides, among other things, that state securities laws will not apply to securities that are exempt from federal registration under Section 3(a)(9). We do not have any contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting tenders in the Exchange Offer. We have received assurances that no person will provide any information to holders of Old Notes relating to the Exchange Offer other than to refer the holders of Old Notes to the information contained in this Offering Memorandum and Disclosure Statement. In addition, no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Exchange Offer.
Issuance and Resale of the New Notes
     In the event that the conditions to the Exchange Offer are satisfied and we consummate the Exchange Offer, we will rely on Sections 3(a)(9) and 18(b)(4)(C) of the Securities Act to exempt the issuance of the New Notes from federal and state registration requirements with respect to resale. The New Notes will not be restricted securities. Under current SEC interpretations, securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. In this case, all of the Old Notes are unrestricted securities. The New Notes will therefore also be unrestricted and recipients who are not our “affiliates” (as such term is defined in Rule 144 under the Securities Act) will therefore be able to resell the New Notes without registration. Recipients who are our affiliates may resell their New Notes, if any, subject to the provisions of Rule 144, absent registration or another appropriate exemption.
Issuance and Resale Under the Prepackaged Plan
     In the event that we complete a restructuring pursuant to the Prepackaged Plan under chapter 11 of the Bankruptcy Code, we also will rely on Section 1145 of the Bankruptcy Code, to the extent it is applicable, to exempt the issuance of the New Notes from the registration requirements of the Securities Act (and of any state securities or “blue sky” laws). Section 1145 exempts from registration the sale of a debtor’s securities under a chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, such debtor. In reliance upon this exemption, the New Notes generally will be exempt from the registration requirements of the Securities Act. Accordingly, recipients will be able to resell the New Notes without registration under the Securities Act or other federal securities laws, unless the recipient is an “underwriter” with respect to such securities, within the meaning of Section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines “underwriter” as one who (1) purchases a claim with a view to distribution of any security to be received in exchange for the claim, or (2) offers to sell securities issued under a plan for the holders of such securities, or (3) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (4) is an “issuer” of the relevant security, as such term is used in Section 2(11) of the Securities Act.
     GIVEN THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, WE MAKE NO REPRESENTATION CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE NEW NOTES TO BE DISTRIBUTED PURSUANT TO THE PREPACKAGED

PLAN. WE RECOMMEND THAT POTENTIAL RECIPIENTS OF NEW NOTES CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY TRADE SUCH SECURITIES FREELY.
     Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act. Parties which believe they may be statutory underwriters as defined in Section 1145 of the Bankruptcy Code are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144.
LEGAL MATTERS
     Certain legal matters with respect to the New Notes offered hereby will be passed upon for us by Hull Barrett, PC.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The consolidated financial statements as of December 31, 2008 and 2007 and the related consolidated balance sheets, statements of operations, member’s deficiency in assets, and cash flows for each of the three years in the period ended December 31, 2008, contained in Exhibit C, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing therein.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are “incorporating by reference” certain information we have filed with the SEC into this Offering Memorandum and Disclosure Statement, which means that we are disclosing important information to you by referring you to those documents. We incorporate by reference into this Offering Memorandum and Disclosure Statement the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offering Memorandum and Disclosure Statement:
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 14, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 12, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 13, 2009; and

•	Our Current Reports on Form 8-K filed on January 28, 2009, February 2, 2009, February 27, 2009, April 7, 2009, April 24, 2009, May 29, 2009, June 15, 2009, July 14, 2009, July 31, 2009, August 14, 2009, August 21, 2009, August 28, 2009, September 4, 2009, September 14, 2009, September 21, 2009, September 28, 2009, October 5, 2009, October 9, 2009, October 16, 2009, October 21, 2009, October 23, 2009, October 28, 2009, November 2, 2009, November 5, 2009, November 9, 2009, November 18, 2009 and December 14, 2009.
     Copies of each of the documents incorporated by reference into this Offering Memorandum and Disclosure Statement (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) may be obtained at no cost, by contacting the information agent at its address or telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement.
     We voluntarily file annual, quarterly and special reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the SEC’s Public Reference Room, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public at the website of our affiliate, Morris Communications Company, www.morris.com. We have included the SEC’s web address and Morris Communications’ web address as inactive textual references only. Except as specifically incorporated by reference in this Offering Memorandum and Disclosure Statement, information on those websites is not part of this Offering Memorandum and Disclosure Statement.

Exhibit A
Solicitation Version
IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
AUGUSTA DIVISION

In re:	Chapter 11

MORRIS PUBLISHING GROUP, LLC, et al.,[1]	Case No. 09-

Debtors.	Joint Administration Requested

DEBTORS’ PREPACKAGED JOINT PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Mark A. Berkoff (Pro Hac Vice Pending)
Nicholas M. Miller (Pro Hac Vice Pending)
Deborah M. Gutfeld (Pro Hac Vice Pending)
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street, Suite 1700
Chicago, IL 60602-3801
Telephone: (312) 269-8000
Facsimile: (312) 269-1747
James T. Wilson, Jr. (Ga. Bar No. 768600) 945 Broad Street, Suite 420 Augusta, GA 30901-1289 Telephone: (706) 722-4933 Facsimile: (706) 722-0472 Proposed Co-Counsel to the Debtors

Proposed Co-Counsel to the Debtors
Dated: December 14, 2009

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, are: Morris Publishing Group, LLC (9462); Athens Newspapers, LLC (“Athens”) (3084); Broadcaster Press, Inc. (3275); Homer News, LLC (“Homer”) (8613); Log Cabin Democrat, LLC (“Log Cabin”) (5012); Morris Publishing Finance Co. (3044); MPG Allegan Property, LLC (5060); MPG Holland Property, LLC (5060); Southeastern Newspapers Company, LLC (5156); Southwestern Newspapers Company, L.P. (1328); The Oak Ridger, LLC (5060); The Sun Times, LLC (“Sun Times”) (2529); Yankton Printing Company (8120); Stauffer Communications, Inc. (0047); and Florida Publishing Company (8216). Athens’s address is One Press Place, Athens, Georgia 30603. Homer’s address is 3482 Landings Street, Homer, Alaska 99603. Log Cabin’s address is 1058 Front Street, Conway, Arkansas 72033. Sun Times’s address is 104 S. Railroad Street, Ridgeland, South Carolina 29936. All other Debtors maintain an address at 725 Broad Street, Augusta, Georgia 30901.

-i-

(continued)

-ii-

(continued)

-iii-

Solicitation Version
INTRODUCTION
     Morris Publishing Group, LLC and the other Debtors in the above-captioned Chapter 11 Cases respectfully propose the following prepackaged joint plan of reorganization for the resolution of outstanding Claims against, and Interests in, the Debtors, pursuant to title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”). Capitalized terms used in this Plan and not otherwise defined herein shall have the meanings ascribed to such terms in Article I.A hereof. Reference is made to the Disclosure Statement (as defined below) for a discussion of the Debtors’ history, businesses, assets, results of operations, and projections of future operations, as well as a summary and description of this Plan and certain related matters. The Debtors are the proponents of this Plan within the meaning of section 1129 of the Bankruptcy Code.
     ALL HOLDERS OF CLAIMS AND INTERESTS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN. THIS PLAN PROVIDES FOR SUBSTANTIVE CONSOLIDATION OF ALL OF THE ESTATES FOR ALL PURPOSES ASSOCIATED WITH CONFIRMATION AND CONSUMMATION OF THIS PLAN.
Article I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, AND GOVERNING LAW
A. Defined Terms
     Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form herein:
     1. “Accrued Professional Compensation” means, at any given moment, all accrued fees and expenses (including success fees) for services rendered by a Professional from and including the Petition Date through and including the Effective Date, to the extent such fees and expenses have not been paid pursuant to the Interim Compensation Order or other order of the Bankruptcy Court and regardless of whether a fee application has been Filed for such fees and expenses. To the extent the Bankruptcy Court or any higher court denies or reduces by a Final Order any amount of a Professional’s fees or expenses, then the amount by which such fees or expenses are reduced or denied shall no longer constitute Accrued Professional Compensation.
     2. “Ad Hoc Committee” means that certain ad hoc committee of certain holders of Senior Notes.
     3. “Ad Hoc Committee Advisors” means Stroock & Stroock & Lavan LLP and Inglesby, Falligant, Horne, Courington & Chisholm, P.C., as counsel to the Ad Hoc Committee, and FTI Consulting, Inc., as financial advisor to the Ad Hoc Committee.
     4. “Ad Hoc Committee Advisors Claims” means all Claims for the reasonable fees and expenses of the Ad Hoc Committee Advisors.

Solicitation Version
     5. “Administrative Agent” means Tranche Manager, or its successor or assignee, in its capacity as administrative agent under the Credit Agreement.
     6. “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases of the kind specified in section 503(b), 363, 364(c)(1) and 365 of the Bankruptcy Code and entitled to priority pursuant to sections 507(a)(2) or 507(b) of the Bankruptcy Code, including, without limitation: (a) any actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) all indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases, to the extent that the incurrence or assumption of such indebtedness or obligations provides a benefit to the Debtors’ Estates; (c) any payment to be made under this Plan to cure a default on an assumed Executory Contract or Unexpired Lease; (d) Fee Claims Allowed pursuant to sections 328, 330(a), or 331 of the Bankruptcy Code or otherwise; (e) all fees and charges assessed against the Estates pursuant to chapter 123 of the Judicial Code; (f) all Senior Notes Indenture Trustee Claims, without any requirement for filing fee applications in the Chapter 11 Cases; (g) all reasonable Ad Hoc Committee Advisors Claims, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (h) Claims for reasonable out-of-pocket expenses incurred by members of the Ad Hoc Committee (excluding any fees or expenses for legal or financial advisors except as otherwise provided herein); (i) Tranche A Administrative Claims; and (j) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code that are approved by the Bankruptcy Court.
     7. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.
     8. “Allowed” means with respect to Claims: (a) any Claim that is listed in the Schedules (if Filed) as not contingent, not unliquidated, and not disputed and for which no contrary assertion has been filed; (b) a Claim as to which no objection or request for estimation has been filed or as to which any objection has been determined by a Final Order to the extent such objection is determined in favor of the respective holder of such Claim; or (c) any Claim Allowed pursuant to this Plan or a Final Order; provided, however, that with respect to any Claim described in clause (a) above, such Claim shall be considered Allowed only if and to the extent that with respect to any Claim no objection to the allowance thereof has been interposed within the applicable period of time fixed by this Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim shall have been Allowed solely for voting purposes by a Final Order. Any Claim that has been or is hereafter listed in the Schedules (if Filed) as contingent, unliquidated or disputed, and for which the Holder of such Claim has not advised the Debtors in writing of its belief to the contrary, is not considered Allowed.
     9. “Ballots” means the ballots accompanying the Disclosure Statement upon which certain Holders of Impaired Claims entitled to vote shall, among other things, indicate their acceptance or rejection of this Plan in accordance with this Plan and the procedures governing the solicitation process.
     10. “Bankruptcy Code” has the meaning set forth in the introduction above.

Solicitation Version
     11. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Georgia having jurisdiction over the Chapter 11 Cases, and, to the extent of the withdrawal of any reference under 28 U.S.C. § 157 and/or the order of the United States District Court for the Southern District of Georgia, the United States District Court for the Southern District of Georgia.
     12. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated by the United States Supreme Court under section 2075 of the Judicial Code, as amended from time to time.
     13. “Books and Records” means the books and records of the Debtors.
     14. “Business Day” means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).
     15. “Cash” means the legal tender of the United States of America or the equivalent thereof.
     16. “Causes of Action” means any claim, cause of action, controversy, demand, agreement, right (including to legal or equitable remedies), action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license, and franchise of any kind or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. Cause of Action also includes: (a) any right of setoff, counterclaim, or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law fraudulent transfer claim; and (f) any claim listed in the Plan Supplement.
     17. “Certificate” means any instrument evidencing a Claim or an Interest.
     18. “Chapter 11 Cases” means (a) when used with reference to all Debtors, the jointly administered chapter 11 cases pending for the Debtors that were voluntarily commenced on January [19], 2010 in the Bankruptcy Court, and (b) when used with reference to a particular Debtor, the chapter 11 case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.
     19. “Claim” means any claim against a Debtor as defined in section 101(5) of the Bankruptcy Code.
     20. “Class” means a category of Holders of Claims or Interests as set forth in Article III hereof pursuant to section 1122(a) of the Bankruptcy Code.
     21. “Committee” or “Committees” means any official committee (and any and all subcommittees thereof), if any, appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

Solicitation Version
     22. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases, subject to all conditions specified in Article IX.A hereof having been: (a) satisfied; or (b) waived pursuant to Article IX hereof.
     23. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.
     24. “Confirmation Hearing” means the hearing held by the Bankruptcy Court on confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.
     25. “Confirmation Order” means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.
     26. “Consenting Holders” means, as of the relevant time, those holders of Senior Notes Claims that are party to the Restructuring Support Agreement.
     27. “Consummation” means the occurrence of the Effective Date.
     28. “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of October 15, 2009, among MCC, Morris Publishing Group, the lenders party thereto and Tranche Manager, as Administrative Agent, as such Credit Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof and the terms of the Restructuring Support Agreement, including all exhibits and schedules thereto.
     29. “Cure Claim” means a Claim based upon the Debtors’ defaults, if any, on an Executory Contract or Unexpired Lease at the time such contract or lease is assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.
     30. “D&O Liability Insurance Policies” means all insurance policies for directors’, managers’, and officers’ liability maintained by the Debtors as of the Petition Date.
     31. “Debtor” means one of the Debtors, in its individual capacity as a debtor in the Chapter 11 Cases.
     32. “Debtor Release” means the release provision set forth in Article VIII.C hereof.
     33. “Debtor Releasee” means, collectively, (a) all current and former officers, directors, managers, and employees of the Debtors; and (b) all attorneys, financial advisors, advisors, accountants, investment bankers, investment advisors, actuaries, and professionals of the Debtors, their subsidiaries, and each of their respective predecessors and successors in interest, and all of their respective current and former members (including ex officio members), officers, directors, employees, partners, attorneys, financial advisors, accountants, managed funds, investment bankers, investment advisors, actuaries, professionals and affiliates, each in their respective capacities as such; provided, however, that no Non-Released Party will be a Debtor Releasee.

Solicitation Version
     34. “Debtors” means, collectively: Morris Publishing Group; Athens Newspapers, LLC; Broadcaster Press, Inc.; Homer News, LLC; Log Cabin Democrat, LLC; Morris Publishing Finance; MPG Allegan Property, LLC; MPG Holland Property, LLC; Southeastern Newspapers Company, LLC; Southwestern Newspapers Company, L.P.; Stauffer Communications, Inc.; Florida Publishing Company; The Oak Ridger, LLC; The Sun Times, LLC; and Yankton Printing Company.
     35. “Debtors in Possession” means, collectively, the Debtors, as debtors in possession in the Chapter 11 Cases, pursuant to sections 1107 and 1108 of the Bankruptcy Code.
     36. “Disbursing Agent” means the Debtors or the Reorganized Debtors, or the Entity or Entities chosen by the Debtors or the Reorganized Debtors, and acceptable to the Ad Hoc Committee, to make or facilitate distributions pursuant to this Plan.
     37. “Disclosure Statement” means that certain document entitled “Offer to Exchange All Outstanding 7% Senior Subordinated Notes due 2013 and Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization,” dated December 14, 2009, as amended, supplemented, or modified from time to time in accordance with the terms thereof and the terms of the Restructuring Support Agreement, including all exhibits and schedules thereto and references therein that relate to this Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law, and which shall be in form and substance reasonably acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, and which shall be approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.
     38. “Disputed” means, with respect to any Claim or Interest, any Claim or Interest that is not yet Allowed.
     39. “Distribution Record Date” means the Effective Date or such other date as may be designated in the Confirmation Order.
     40. “DTC” means The Depository Trust Company.
     41. “Effective Date” means a Business Day, selected by the Debtors and the Ad Hoc Committee, that is at least eleven (11) days after the Confirmation Date, on which the conditions precedent specified in this Plan (including, but not limited to, in Article IX.B hereof) have been satisfied or waived, and no stay of the Confirmation Order is in effect. Unless otherwise specifically provided in this Plan or any of the documents contained in the Plan Supplement, anything required to be done by the Debtors on the Effective Date may be done on the Effective Date or as soon as reasonably practicable thereafter.
     42. “Entity” means an entity as defined in section 101(15) of the Bankruptcy Code.
     43. “Escrow Agreement” means that certain Escrow Agreement, dated as of October 15, 2009, by and among Morris Publishing Group, certain holders of Senior Notes signatory thereto, MPG Newspapers, MCC, MPG Revolver and Computershare Trust Company, N.A., as escrow agent, as such Escrow Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof, including all exhibits and schedules thereto.

Solicitation Version
     44. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case, and collectively, the Estates created for the Debtors in the Chapter 11 Cases, each pursuant to section 541 of the Bankruptcy Code.
     45. “Exculpated Parties” means, collectively: (a) the Debtors; (b) the Reorganized Debtors; (c) the Debtor Releasees; (d) the Third Party Releasees; and (e) each of the foregoing party’s current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such; (and provided that such attorneys and professional advisors shall only include those that provided services related to the Chapter 11 Cases and the transactions contemplated by this Plan); provided, however, that no Non-Released Party will be an Exculpated Party.
     46. “Exculpation” means the exculpation provision set forth in Article VIII.E hereof.
     47. “Executory Contract” means a contract to which one or more of the Debtors is a party that is capable of assumption or rejection under section 365 of the Bankruptcy Code.
     48. “Fee Claim” means a Claim for Accrued Professional Compensation.
     49. “File,” “Filed,” or “Filing” means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.
     50. “Final Order” means, as applicable, an order, ruling or judgment of the Bankruptcy Court (or other court of competent jurisdiction with respect to the relevant subject matter) that has been entered by the Clerk of the Bankruptcy Court on the docket in the Reorganization Cases (or by the clerk of such other court of competent jurisdiction on the docket of such court), which is in full force and effect, has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.
     51. “General Unsecured Claim” means any unsecured Claim against any of the Debtors that is not: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Priority Claim; (d) a Senior Notes Claim; or (e) an Intercompany Claim, and shall not include Claims that are disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of this Plan or otherwise.
     52. “Governmental Unit” means a governmental unit as defined in section 101(27) of the Bankruptcy Code.
     53. “Holder” means any Entity holding a Claim or an Interest.
     54. “Impaired” means any Claim or Interest in an Impaired Class.

Solicitation Version
     55. “Impaired Class” means an impaired Class within the meaning of section 1124 of the Bankruptcy Code.
     56. “Indemnification” means the indemnification provision set forth in Article VIII.F hereof.
     57. “Indemnification Provision” means each of the Debtors’ indemnification provisions currently in place whether in the bylaws, certificates of incorporation, other formation documents, board resolutions or employment contracts for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of the Debtors and such current and former directors’, officers’, and managers’ respective Affiliates.
     58. “Indemnified Parties” means, collectively: (i) the Debtors and each of their affiliates, (ii) each Consenting Holder, (iii) the Ad Hoc Committee and each of its members or affiliates, (iv) the Ad Hoc Committee Advisors, (v) the Senior Notes Indenture Trustee, (vi) the Administrative Agent, the Tranche A Term Loan Lender and each of their members and affiliates, and (vii) the current and former officers, directors, managers, employees, attorneys and advisors, each in their respective capacities as such, of each of the foregoing.
     59. “Intercompany Claim” means any Claim held or acquired by a Debtor against another Debtor but shall not include any Tranche A Term Loan Claims, Tranche B Term Loan Claims or Tranche C Term Loan Claims or any Intercompany Interests.
     60. “Intercompany Contracts” means any Executory Contract, Unexpired Lease, or any other agreement, contract, or lease to which the parties are Debtors.
     61. “Intercompany Interest” means an Interest in a Debtor held by another Debtor.
     62. “Intercreditor Agreement” means that certain Intercreditor and Subordination Agreement, dated as of the Effective Date, by and among Wilmington Trust FSB, as Trustee under the Senior Notes Indenture, the Tranche B Term Loan Lenders and Tranche Manager, in its capacity as Administrative Agent under the Credit Agreement, as such Intercreditor Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof, including all exhibits and schedules thereto.
     63. “Interest” means any share of common stock, preferred stock, unit of membership interest or other instrument evidencing an ownership interest (whether legal, equitable, contractual or in connection with any other rights) in any of the Debtors, whether or not certificated, transferable, voting or denominated “stock” or a similar security that existed immediately prior to the Petition Date.
     64. “Interim Compensation Order” means an order of the Bankruptcy Court allowing Professionals to seek interim compensation in accordance with the procedures approved therein, or as the same may be modified by a Bankruptcy Court order approving the retention of a specific Professional or otherwise.
     65. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1-4001.
     66. “Lien” means a lien as defined in section 101(37) of the Bankruptcy Code.

Solicitation Version
     67. “Management and Services Agreement” means that certain Management and Services Agreement dated as of August 7, 2003 by and among MCC, MSTAR Solutions, LLC and Morris Publishing Group, as amended by (i) the First Amendment to Management Services Agreement dated as of August 7, 2003, (ii) the Second Amendment to Management Services Agreement dated as of May 16, 2008, and (iii) the Third Amendment to Management Services Agreement dated as of October 1, 2008, and as may be further amended in accordance with the Restructuring Support Agreement.
     68. “Material Adverse Effect” means a material adverse effect on the consolidated financial condition, property, operations or business of the Reorganized Debtors, taken as a whole.
     69. “MCC” means Morris Communications Company, LLC, a Georgia limited liability company.
     70. “Morris Publishing Finance” means Morris Publishing Finance Co., a Georgia corporation.
     71. “Morris Publishing Group” means Morris Publishing Group, LLC, a Georgia limited liability company.
     72. “MPG Newspapers” means MPG Newspaper Holding, LLC, a Georgia limited liability company.
     73. “MPG Revolver” means MPG Revolver Holdings, LLC, a Georgia limited liability company.
     74. “New Board” means the initial board of directors of each of the Reorganized Debtors.
     75. “New Indenture” means an indenture in substantially the form attached to the Plan Supplement (as such indenture may be amended, supplemented or modified from time to time) to be entered into by and among Morris Publishing Group and Morris Publishing Finance, as issuers, and the New Indenture Trustee, as trustee, including all agreements, documents, notes, instruments, and any other agreements delivered thereto or in connection therewith, in connection with the issuance of the New Notes, and which shall be in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent.
     76. “New Indenture Trustee” Wilmington Trust FSB, in its capacity as trustee under the New Indenture, and any of its successors in such capacity.
     77. “New Notes” means the $100,000,000 aggregate principal amount of Floating Rate Secured Notes due 2014 to be exchanged for the Senior Notes upon the Effective Date.
     78. “Non-Released Parties” means those Entities identified in the Plan Supplement as non-released parties.
     79. “Observer” means the non-voting observer to the New Board that may be appointed by the holders of the New Notes on or after the Effective Date, as described more fully in Article IV.M below.

Solicitation Version
     80. “Other Priority Claim” means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim.
     81. “Other Secured Claim” means any Secured Claim that is not: (a) a Tranche A Term Loan Claim; (b) a Tranche B Term Loan Claim; or (c) a Tranche C Term Loan Claim.
     82. “Person” means a “person” as defined in section 101(41) of the Bankruptcy Code.
     83. “Petition Date” means the date on which the Debtors File their petitions for relief commencing the Chapter 11 Cases.
     84. “Plan” means this Debtors’ Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, as amended, supplemented, or modified from time to time in accordance with the provisions of the Bankruptcy Code, the terms hereof or thereof and the terms of the Restructuring Support Agreement, including the Plan Supplement, which is incorporated herein by reference, and any other exhibits, supplements, appendices and schedules hereto.
     85. “Plan Documents” means the documents, other than this Plan, to be executed, delivered, assumed, complied with and/or performed in connection with the consummation of this Plan, including, without limitation, the documents to be included in the Plan Supplement, the Restructuring Support Agreement, the Escrow Agreement, the Intercreditor Agreement, the Tax Consolidation Agreement, the Management and Services Agreement, the New Indenture and any and all exhibits, supplements, appendices and schedules to this Plan and the Disclosure Statement, each in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent.
     86. “Plan Objection Deadline” means the date established by the Bankruptcy Court by which a Person must object to this Plan or be forever barred from asserting an objection to this Plan.
     87. “Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to this Plan, to be Filed prior to the Confirmation Hearing, as amended, supplemented, or modified from time to time in accordance with the terms hereof and the terms of the Restructuring Support Agreement, the Bankruptcy Code, and the Bankruptcy Rules, including: (a) to the extent known, the identity of the members of the New Board and the nature and compensation for any member of the New Board who is an “insider” under section 101(31) of the Bankruptcy Code; (b) a schedule of Causes of Action to be retained by the Reorganized Debtors after the Effective Date; and (c) the form of the New Indenture.
     88. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.
     89. “Pro Rata” means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims in that Class, or the proportion that Allowed Claims in a particular Class bear to the aggregate amount of Allowed Claims in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim under this Plan.

Solicitation Version
     90. “Professional” means an Entity: (a) retained pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, 331 and 363 of the Bankruptcy Code; or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.
     91. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.
     92. “Questo” means Questo, Inc., a Georgia corporation.
     93. “Record Date” means the close of business on December 9, 2009.
     94. “Release Opt-Out Form” means a form or check-box included in the Ballots, due by the Voting Deadline, pursuant to which Holders of Claims who (a) vote to reject this Plan; or (b) do not vote either to accept or reject this Plan may opt-out of the Third Party Release.
     95. “Releasing Parties” means, collectively: (a) the Debtor Releasees (b) the Third Party Releasees and (c) all Holders of Claims or Interests, except for Holders of any Claims or Interests: (x) who vote to reject this Plan; (y) who do not vote either to accept or reject this Plan but who timely submit a Release Opt-Out Form indicating their decision to not participate in the Third Party Release set forth in Article VIII.D hereof; or (z) who are in a Class that is deemed to reject this Plan.
     96. “Reorganized Debtor” means the reorganized Debtors, in each case, or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date, after giving effect to the restructuring transactions occurring on the Effective Date in accordance with this Plan.
     97. “Restructuring Support Agreement” means that certain Restructuring Support Agreement dated as of October 30, 2009, entered into by and among each of the Debtors and the Consenting Holders on the date thereof, as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.
     98. “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases, and statements of financial affairs Filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as the same may have been amended, modified, or supplemented from time to time.
     99. “Secured Claim” means a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in the Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) otherwise Allowed pursuant to this Plan as a Secured Claim.

Solicitation Version
     100. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as amended, or any similar federal, state or local law.
     101. “Securities Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a-78nn, as amended.
     102. “Senior Notes” means those certain 7% Senior Notes due August 1, 2013 in the aggregate outstanding principal amount of $278,478,000, plus accrued and unpaid interest thereon, as of the Petition Date, issued by Morris Publishing Group and Morris Publishing Finance pursuant to the Senior Notes Indenture.
     103. “Senior Notes Claim” means any Claim (other than a Senior Notes Indenture Trustee Claim) arising under or evidenced by the Senior Notes, the Senior Notes Indenture and related documents.
     104. “Senior Notes Indenture” means that certain indenture dated as of August 7, 2003, as may be amended, modified or supplemented from time to time in accordance with the terms thereof, among Morris Publishing Group, Morris Publishing Finance and various subsidiaries of Morris Publishing Group, LLC, as guarantors, and Wilmington Trust FSB, as successor trustee, related to the Senior Notes, including all agreements, documents, notes, instruments and any other agreements delivered pursuant thereto or in connection therewith.
     105. “Senior Notes Indenture Trustee” means Wilmington Trust FSB, solely in its capacity as indenture trustee under the Senior Notes Indenture, and any of its successors in such capacity.
     106. “Senior Notes Indenture Trustee Claim” means a Claim of the Senior Notes Indenture Trustee for reasonable fees and expenses under the terms of the Senior Notes Indenture (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Notes Indenture Trustee’s professionals).
     107. “Shivers” means Shivers Trading & Operating Company, a Georgia corporation.
     108. “Tax Consolidation Agreement” means that certain Tax Consolidation Agreement dated as of August 7, 2003 by and among MCC, Morris Publishing Group and Shivers, as amended by Amendment No. 1 to Tax Consolidation Agreement dated as of January 28, 2009 among MCC, Morris Publishing Group, Shivers, Questo and MPG Newspapers, as may be further amended in accordance with the Restructuring Support Agreement.
     109. “Term Loan Lenders” means, collectively, the Tranche A Term Loan Lenders, the Tranche B Term Loan Lenders and the Tranche C Term Loan Lenders.
     110. “Third Party Release” means the release provision set forth in Article VIII.D hereof.
     111. “Third Party Releasees” means, collectively, (a) the Term Loan Lenders; (b) Tranche Manager; (c) each Consenting Holder; (d) the Ad Hoc Committee and each of its members or affiliates; (e) the Debtors’ affiliates, including MCC; (f) the Senior Notes Indenture

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Trustee; and (g) each of the foregoing party’s current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such; provided, however, that any Holder of a Claim who votes to reject this Plan or who submits a Release Opt-Out Form opting out of the Third Party Release shall not be a Third Party Releasee.
     112. “Tranche A Administrative Claim” means a claim (other than Tranche A Term Loan Claim) for post-petition interest and other charges that becomes due and payable prior to the Effective Date, including, without limitation, reimbursement for the fees and expenses of professionals representing the Administrative Agent, arising under or related to the Tranche A Term Loan.
     113. “Tranche A Term Loan” means the Tranche A term loan established pursuant to the Credit Agreement and as defined therein.
     114. “Tranche A Term Loan Claim” means a claim (other than a Tranche A Administrative Claim) arising under or related to the Tranche A Term Loan.
     115. “Tranche A Term Loan Lender” means a Lender with an outstanding Tranche A Term Loan.
     116. “Tranche B Term Loan” means the Tranche B term loan established pursuant to the Credit Agreement and as defined therein.
     117. “Tranche B Term Loan Claim” means a claim arising under or related to the Tranche B Term Loan.
     118. “Tranche B Term Loan Lender” means a Lender with an outstanding Tranche B Term Loan.
     119. “Tranche C Term Loan” means the Tranche C term loan established pursuant to the Credit Agreement and as defined therein.
     120. “Tranche C Term Loan Claim” means a claim arising under or related to the Tranche C Term Loan.
     121. “Tranche C Term Loan Lender” means a Lender with an outstanding Tranche C Term Loan.
     122. “Tranche Manager” means Tranche Manager, LLC, a Delaware limited liability company.
     123. “Unexpired Lease” means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
     124. “Unimpaired” means, with respect to a Class of Claims or Interests, a Claim or an Interest that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

Solicitation Version
     125. “Voting Deadline” means 11:59 p.m. (prevailing Eastern Time) on January 12, 2010.
B. Rules of Interpretation
     For purposes herein: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (c) any reference herein to an existing document or exhibit having been Filed or to be Filed shall mean that document or exhibit, as it may thereafter be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) unless otherwise stated, the words “herein,” “hereof,” and “hereto” refer to this Plan in its entirety rather than to a particular portion of this Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation hereof; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (i) unless otherwise specified, all section or exhibit references in this Plan are to the respective section in, or exhibit to, this Plan; (j) any reference to an entity as a holder of a Claim or Interest includes that entity’s successors and assigns; and (k) subject to the provisions of any contract, certificates or articles of incorporation, bylaws, instruments, releases, or other agreements or documents entered into or amended in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules and any applicable non-bankruptcy law.
C. Computation of Time
     The provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein.
D. Governing Law
     Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated in a document over which a dispute or question has arisen, the laws of the State of Georgia, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of this Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with this Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control), and corporate governance matters; provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated or organized in Georgia shall be governed by the laws of the state of incorporation or organization of the applicable Debtor or Reorganized Debtor, as applicable.

Solicitation Version
E. Reference to Monetary Figures
     All references in this Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.
F. Reference to the Debtors or the Reorganized Debtors
     Except as otherwise specifically provided in this Plan to the contrary, references in this Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.
G. Plan Exhibits, Plan Documents and Plan Supplement
     All Plan exhibits, Plan Documents and the Plan Supplement are incorporated into and are a part of this Plan as if set forth in full herein, and, to the extent not annexed hereto, such exhibits, Plan Documents and Plan Supplement shall be timely Filed in accordance with this Plan. Holders of Claims and Interests may obtain a copy of the Filed Plan exhibits, Plan Documents and Plan Supplement upon written request to the Debtors. Upon their Filing, the Plan exhibits, Plan Documents and Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. The documents contained in the Plan exhibits, Plan Documents and Plan Supplement shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.
Article II.
ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS
A. Administrative Claims
     Subject to the provisions of sections 328, 330(a), and 331 of the Bankruptcy Code, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Administrative Claim, each Holder of such Allowed Administrative Claim shall be paid in full in Cash the unpaid portion of such Allowed Administrative Claim, including, without limitation, (a) in the case of the Ad Hoc Committee Advisors and pursuant to the Restructuring Support Agreement, payment (without the requirement of Filing a fee application with the Bankruptcy Court) no later than the Effective Date, of the Ad Hoc Committee Advisors Claims (to the extent that the reasonable fees and expenses of the Ad Hoc Committee Advisors exceed their respective pre-Petition Date retainers as of the Confirmation Date), (b) in the case of the Senior Notes Indenture Trustee, payment (without the requirement of Filing a fee application with the Bankruptcy Court) no later than the Effective Date, of the Senior Notes Indenture Trustee Claims, and (c) in the case of the Administrative Agent, payment (without the requirement of filing a fee application with the Bankruptcy Court) of the Tranche A Administrative Claims no later than the Effective Date.
     The Reorganized Debtors shall make payments to Holders of Allowed Administrative Claims on behalf of such Claims (except to the extent that a holder of an Allowed Administrative Claim agrees to a different treatment) on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is thirty (30) calendar days after the date an Administrative Claim becomes an Allowed Claim; provided, however, that Allowed Administrative Claims representing liabilities incurred in the ordinary course of business

Solicitation Version
by the Debtors, as debtors in possession, shall be paid by the Debtors or the Reorganized Debtors, as applicable, in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any orders or agreements governing, instruments evidencing, or other documents relating to, such liabilities.
     Professionals or other Entities asserting a Fee Claim for services rendered before the Effective Date must File and serve on the Debtors and such other Entities that are designated by the Bankruptcy Rules, the Confirmation Order, or such other order of the Bankruptcy Court an application for final allowance of such Fee Claim no later than forty-five (45) days after the Effective Date. Objections to any Fee Claim must be Filed and served on the Reorganized Debtors and the requesting party by the later of (x) forty-five (45) days after the Effective Date and (y) twenty (20) days after the Filing of the applicable request for payment of the Fee Claim. To the extent necessary, this Plan and the Confirmation Order shall amend and supersede any previously entered order regarding the payment of Fee Claims.
     Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order, or approval of the Bankruptcy Court.
B. Priority Tax Claims
     In full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be paid in full in Cash the unpaid portion of such Allowed Priority Tax Claim in accordance with applicable non-bankruptcy law or otherwise in the ordinary course of business.
Article III.
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS
     In accordance with section 1123(a)(l) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims will be paid in full and have not been classified and thus are excluded from the Classes of Claims and Interests set forth in this Article III.
A. Summary of Classification; Class Identification
     All Claims and Interests, other than Administrative Claims and Priority Tax Claims, except where noted, are classified in the Classes set forth in this Article III for all purposes, including voting, Confirmation, and distributions pursuant hereto and pursuant to sections 1122 and 1123(a)(l) of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to this Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

Solicitation Version
     1. Substantive Consolidation of the Debtors
     Given a number of relevant factors, the Debtors believe it would be inefficient to propose, vote on and make distributions in respect of entity-specific claims. Accordingly, pursuant to Article IV.B hereof, this Plan provides for, solely for administrative convenience, substantive consolidation for the limited purposes of confirming and consummating this Plan, including, but not limited to, voting, confirmation and distribution.
     The Debtors believe that the limited substantive consolidation is legally justified, is in the best interest of the Debtors’ Estates and will promote a more expeditious and streamlined distribution and recovery process for all creditors.
     As a result of the substantive consolidation of the Estates, each Class of Claims and Interests will be treated, for purposes of voting, confirmation and distribution, as against a single consolidated Estate without regard to the separate identification of Debtors.
     2. Class Identification. The classification of Claims and Interests against the Debtors pursuant to this Plan is as follows:

Class	Claim	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Deemed to Accept
2	Tranche A Term Loan Claims	Unimpaired	Deemed to Accept
3	Tranche B Term Loan Claims	Unimpaired	Deemed to Accept
4	Tranche C Term Loan Claims	Unimpaired	Deemed to Accept
5	Other Secured Claims	Unimpaired	Deemed to Accept
6	Senior Notes Claims	Impaired	Entitled to Vote
7	General Unsecured Claims	Unimpaired	Deemed to Accept
8	Intercompany Claims	Unimpaired	Deemed to Accept
9	Interests in the Debtors	Unimpaired	Deemed to Accept
B. Treatment of Claims and Interests
     To the extent a Class contains Allowed Claims or Allowed Interests with respect to a particular Debtor, the treatment provided to each Class for distribution purposes is specified below:
     1. Class 1 — Other Priority Claims
(a)	Classification: Class 1 consists of all Other Priority Claims.

(b)	Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment for such Holder, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Priority Claim, each Holder of such Allowed Other Priority Claim shall be paid in full in Cash on the later

Solicitation Version
of the Effective Date and the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, or as soon as reasonably practicable thereafter.
(c)	Voting: Class 1 is Unimpaired, and Holders of Class 1 Other Priority Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 1 Other Priority Claims are not entitled to vote to accept or reject this Plan.
     2. Class 2 — Tranche A Term Loan Claims
(a)	Classification: Class 2 consists of all Tranche A Term Loan Claims.

(b)	Treatment: Tranche A Term Loan Claims shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 2 is Unimpaired, and Holders of Class 2 Tranche A Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 2 Tranche A Term Loan Claims are not entitled to vote to accept or reject this Plan.
     3. Class 3 — Tranche B Term Loan Claims
(a)	Classification: Class 3 consists of all Tranche B Term Loan Claims.

(b)	Treatment: Tranche B Term Loan Claims shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 3 is Unimpaired, and Holders of Class 3 Tranche B Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 3 Tranche B Term Loan Claims are not entitled to vote to accept or reject this Plan.
     4. Class 4 — Tranche C Term Loan Claims
(a)	Classification: Class 4 consists of all Tranche C Term Loan Claims.

(b)	Allowance: The Tranche C Term Loan Claims shall be Allowed and deemed to be Allowed Claims in the cumulative amount of $110,000,000.00[2] plus interest and fees due and owing under the Credit Agreement, which Allowed Claims shall not be subject to any avoidance, reductions, setoff, recharacterization, subordination

[2]	The total amount of Allowed Tranche C Term Loan Claims shall be revised as of the Petition Date.

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(whether equitable, contractual or otherwise), offset, counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under applicable law by any Entity.
(c)	Treatment: In full and final satisfaction, settlement, release, and discharge of and in exchange for each Tranche C Term Loan Claim, each Holder of such Tranche C Term Loan Claim shall receive on the Effective Date, pursuant to the terms of the Escrow Agreement, which is expressly incorporated herein and made a part of this Plan, as applicable, (a) cancellation of Intercompany Debt (as such term is defined in the Escrow Agreement), (b) a promissory note from MPG Newspapers or (c) an increase in the equity of MPG Newspapers in Morris Publishing Group through the capital contribution contemplated by the Escrow Agreement.

(d)	Voting: Class 4 is Unimpaired, and Holders of Class 4 Tranche C Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 4 Tranche C Term Loan Claims are not entitled to vote to accept or reject this Plan.
     5. Class 5 — Other Secured Claims
(a)	Classification: Class 5 consists of all Other Secured Claims.

(b)	Treatment: Except to the extent that a Holder of an Allowed Other Secured Claim and the Debtors agree to less favorable treatment for such Holder, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each Allowed Other Secured Claim shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 5 is Unimpaired, and Holders of Class 5 Other Secured Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 5 Other Secured Claims are not entitled to vote to accept or reject this Plan.
     6. Class 6 — Senior Notes Claims
(a)	Classification: Class 6 consists of all Senior Notes Claims.

(b)	Allowance: Senior Notes Claims shall be deemed to be Allowed Claims in the aggregate amount of (i) $278,478,000.00 plus (ii) all accrued and unpaid interest at the non-default contract rate and fees due and owing under the Senior Notes and Senior Notes Indenture as of the Effective Date, plus (iii) all other Obligations (as defined in the Senior Notes Indenture), which Allowed Claims shall not be subject to any avoidance, reductions, setoff,

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recharacterization, subordination (whether equitable, contractual or otherwise), offset, counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under applicable law by any Entity.
(c)	Treatment: In full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Senior Notes Claim, each Holder of such Senior Notes Claim shall receive on or as soon as reasonably practicable after the Effective Date its Pro Rata share of 100% of the New Notes. The payment of the Ad Hoc Committee Advisors Claims in accordance with Article II.A above, shall be in addition to, and shall not reduce amounts distributable under, this Article III.B.6.

(d)	Voting: Class 6 is Impaired. Therefore, Holders of Class 6 Note Claims as of the Record Date are entitled to vote to accept or reject this Plan.
     7. Class 7 — General Unsecured Claims
(a)	Classification: Class 7 consists of all General Unsecured Claims.

(b)	Treatment: Except to the extent that a Holder of a General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each General Unsecured Claim, each Holder of such General Unsecured Claim shall be paid, no earlier than the Effective Date, or earlier pursuant to Bankruptcy Court Order, in full in Cash, or otherwise receive such treatment as to render such Holder Unimpaired. A General Unsecured Claim that is not due and payable on or before the Effective Date shall be paid thereafter without regard to any acceleration caused by the Filing of the Chapter 11 Cases (i) in the ordinary course of business in accordance with applicable law or the terms of any agreement that governs such General Unsecured Claim or (ii) in accordance with the course of practice or dealing between the Debtors and such Holder with respect to such General Unsecured Claim.

(c)	Voting: Class 7 is Unimpaired, and Holders of Class 7 General Unsecured Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 7 General Unsecured Claims are not entitled to vote to accept or reject this Plan.
     8. Class 8 — Intercompany Claims
(a)	Classification: Class 8 consists of all Intercompany Claims.

(b)	Treatment: Intercompany Claims shall be (a) reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code at

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an aggregate cap of $500,000 and/or (b) satisfied in accordance with the terms of the Restructuring Support Agreement and Escrow Agreement, both of which are expressly incorporated herein and made a part of this Plan, as applicable.
(c)	Voting: Class 8 is Unimpaired, and Holders of Class 8 Intercompany Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 8 Intercompany Claims are not entitled to vote to accept or reject this Plan.
     9. Class 9 — Interests in the Debtors
(a)	Classification: Class 9 consists of all Interests in the Debtors.

(b)	Treatment: Although Interests in the Debtors shall not receive any distribution, Interests in the Debtors shall not be cancelled and, solely to implement this Plan, shall be addressed as set forth in Article IV.I hereof.

(c)	Voting: Class 9 is Unimpaired, and Holders of Class 9 Interests in the Debtors are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 9 Interests in the Debtors are not entitled to vote to accept or reject this Plan.
C. Special Provision Governing Unimpaired Claims
     Except as otherwise provided in this Plan, nothing under this Plan shall affect the Debtors’ rights and defenses, both legal and equitable, in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims.
D. Acceptance or Rejection of the Plan
     1. Acceptance by an Impaired Class.
     In accordance with section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted this Plan if this Plan is accepted by the Holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject this Plan.
     2. Presumed Acceptance of the Plan
     Classes 1, 2, 3, 4, 5, 7, 8 and 9 are Unimpaired under this Plan and are, therefore, conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.

Solicitation Version
     3. Voting Class
     Class 6 is Impaired under this Plan, and Holders of Class 6 Claims as of the Record Date are entitled to vote to accept or reject this Plan.
     4. Deemed Rejection of the Plan
     No Classes are deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.
E. Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code
     Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of this Plan by an Impaired Class of Claims (e.g., Class 6). The Debtors shall seek confirmation of this Plan pursuant to section 1129(b) of the Bankruptcy Code, to the extent applicable, with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify this Plan in accordance with Article X hereof, the terms of the Restructuring Support Agreement to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.
F. Controversy Concerning Impairment
     If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.
Article IV.
MEANS FOR IMPLEMENTATION OF THE PLAN
A. Sources of Consideration for Plan Distributions
     All consideration necessary for the Reorganized Debtors to make payments or distributions pursuant hereto shall be obtained from (i) the Tranche A Term Loan, (ii) the Tranche B Term Loan; (iii) consideration made available pursuant to the terms of the Escrow Agreement, (iv) the issuance of the New Notes, or (v) other Cash from the Debtors, including Cash from operations.
B. Substantive Consolidation
     The Plan shall serve as a motion seeking approval of the substantive consolidation provided herein. Unless an objection to substantive consolidation is made in writing by any Creditor on or before the Plan Objection Deadline, the Confirmation Order may provide for substantive consolidation as set forth herein. In the event any such objections are timely filed, a hearing with respect thereto shall be scheduled by the Bankruptcy Court, which hearing may, but need not, coincide with the Confirmation Hearing.
     Substantive consolidation shall not affect the legal and organizational structure of the Reorganized Debtors or their separate corporate or membership existences or any prepetition or postpetition guarantees, Liens, or security interests that are required to be maintained under the

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Bankruptcy Code, under the Plan or in connection with contracts or leases that were assumed or entered into during the Chapter 11 Cases. Any alleged defaults under any applicable agreement with the Debtors, the Reorganized Debtors, or the Affiliates arising from substantive consolidation under the Plan shall be deemed cured as of the Effective Date.
     In the event that the Bankruptcy Court does not order substantive consolidation of the Debtors, then except as specifically set forth herein, (1) nothing in this Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that any one of the Debtors is subject to or liable for any Claim against any other Debtor; (2) Claims against multiple Debtors shall be treated as separate Claims with respect to each Debtor’s Estate for all purposes (including distributions and voting), and such Claims shall be administered as provided in the Plan; (3) the Debtors shall not, nor shall they be required to, resolicit votes with respect to the Plan, nor will the failure of the Bankruptcy Court to approve substantive consolidation of the Debtors alter the distributions set forth in the Plan; and (4) the Debtors may file subplans of reorganization, and the confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to each subplan; provided that a Holder’s (a) vote to accept or reject the Plan; (b) presumed acceptance of the Plan pursuant to section 1126(f) of the Bankruptcy Code; or (c) deemed rejection of the Plan pursuant to section 1126(g) may be deemed a vote to accept or reject an applicable subplan (as the case may be) to the extent that such subplan does not provide such Holder with less favorable treatment than such Holder would have received if the Bankruptcy Court had ordered substantive consolidation as set forth herein. The Debtors’ inability to confirm any subplan or the Debtors’ election to withdraw any subplan shall not impair the confirmation of any other subplan or the consummation of any such subplan.
C. Tranche A Term Loan
     Confirmation shall be deemed approval of the Tranche A Term Loan (including the transactions contemplated thereby, such as any supplementation, refinancing or additional syndication of the Tranche A Term Loan, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein) and authorization for the Reorganized Debtors to enter into and execute such other documents as may be required to effectuate the treatment afforded to the Tranche A Term Loan Lenders pursuant to the Credit Agreement. The Reorganized Debtors may use the Tranche A Term Loan for any purpose permitted thereunder, including the funding of obligations under this Plan.
     The Debtors and the Reorganized Debtors, as applicable, and any other Entities granting any Liens and security interests to secure the obligations under the Credit Agreement, are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary or desirable to establish and further evidence of perfection of such liens and security interests under the provisions of any applicable federal, state, provincial or other law (whether domestic or foreign) (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals and consents shall not be required), if perfection had not earlier been achieved and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interests to third parties.

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D. Tranche B Term Loan
     Confirmation shall be deemed approval of the Tranche B Term Loan (including the transactions contemplated thereby, such as any supplementation, refinancing, or additional syndication of the Tranche B Term Loan, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein) and authorization for the Reorganized Debtors to enter into and execute such other documents as may be required to effectuate the treatment afforded to such lenders pursuant to the Credit Agreement. The Reorganized Debtors may use the Tranche B Term Loan for any purpose permitted thereunder, including the funding of obligations under this Plan.
     The Debtors and the Reorganized Debtors, as applicable, and any other Entities granting any Liens and security interests to secure the obligations under the Tranche B Term Loan, are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary or desirable to establish and further evidence perfection of such liens and security interests on a second priority basis in accordance with the terms of the Intercreditor Agreement and the Credit Agreement under the provisions of any applicable federal, state, provincial or other law (whether domestic or foreign) (it being understood that such perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interests to third parties.
E. Tranche C Term Loan
     Upon Confirmation, all of the Tranche C Term Loans shall automatically and without further action cease to be owing under the Credit Agreement as a result of the transactions contemplated by the Escrow Agreement, and neither Morris Publishing Group nor any of the other Loan Parties (as such term is defined in the Credit Agreement) shall continue to have any obligations with respect to any payments in respect thereof, whether constituting principal, interest or other obligations. Each Tranche C Term Loan Lender shall take such actions as the Administrative Agent may reasonably request to confirm the termination of the obligations under the Credit Agreement.
F. Issuance of New Notes
     The issuance of the New Notes by the Debtors or Reorganized Debtors is authorized without the need for any further corporate action or without any further action by a Holder of Claims or Interests. On the Effective Date, the New Notes shall be issued to the Holders of Senior Notes Claims pursuant to the New Indenture and the terms hereof.
     The New Notes initially will not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange.
     All of the New Notes issued pursuant to this Plan shall be duly authorized, validly issued and fully paid and non-assessable. Distribution of such New Notes shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the terms of the New

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Indenture and the customary practices of the DTC, as and to the extent practicable, as provided in Article VI hereof.
     Each distribution and issuance referred to in Article VI hereof shall be governed by the terms and conditions set forth herein applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.
     The New Notes may be subject to certain transfer and other restrictions pursuant to the New Indenture, the form of which will be Filed pursuant to the Plan Supplement.
G. Section 1145 Exemption
     Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of any securities contemplated by this Plan and all agreements incorporated herein, including the New Notes, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable law requiring registration prior to the offering, issuance, distribution, or sale of securities. In addition, under section 1145 of the Bankruptcy Code, any securities contemplated by this Plan and any and all agreements incorporated therein, including the New Notes, will be freely tradable by the recipients thereof, subject to (1) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act; (2) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments; (3) the restrictions, if any, on the transferability of such securities and instruments, including those set forth in Article IV.H hereof; and (4) applicable regulatory approval.
H. Public Reporting Regarding the New Notes
     The New Notes shall be subject to SEC public reporting requirements, in accordance with the terms of the New Indenture.
I. Corporate Existence
     Except as otherwise provided herein and notwithstanding Article IV.B hereof, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, limited partnership, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, limited partnership, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by this Plan and to the extent such documents are amended, such documents are deemed to be amended pursuant to this Plan and require no further action or approval. Consequently, Interests in the Debtors shall be retained, and the legal, equitable, and contractual rights to which Holders of Interests are entitled shall remain unaltered to the extent necessary for Consummation.

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J. Vesting of Assets in the Reorganized Debtors
     Except as otherwise provided herein or any agreement, instrument, or other document incorporated therein, on and after the Effective Date, all property in each Estate, all Causes of Action (except those released pursuant to the Debtor Release), and any property acquired by any of the Debtors pursuant to this Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens granted to secure the Tranche A Term Loan and the Tranche B Term Loan and Claims under the Credit Agreement and the related loan documents described in the Credit Agreement, in each case, except to the extent that such Liens or Claims, as applicable, by their terms do not survive termination of the Tranche C Term Loans and the issuance of the New Notes). On and after the Effective Date, except as otherwise provided in this Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Notwithstanding anything to the contrary in this Plan, Claims against a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor following the Effective Date and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of this Plan, the Chapter 11 Cases, or otherwise.
K. Cancellation of Securities and Agreements
     On the Effective Date, except as otherwise specifically provided for in this Plan: (1) the obligations of the Debtors under the Senior Notes Indenture, and any other Certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such Certificates, notes, or other instruments or documents evidencing indebtedness or obligations of the Debtors that are specifically unimpaired and reinstated pursuant to this Plan), shall be cancelled as to the Debtors, and the Reorganized Debtors shall not have any continuing obligations thereunder; and (2) the obligations of the Debtors pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the shares, Certificates, notes, bonds, indentures, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, Certificates, notes, or other instruments evidencing indebtedness or obligations of the Debtors that are specifically reinstated pursuant to this Plan) shall be released and discharged; provided, however, that (i) notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the Holder of a Claim or Interest shall continue in effect solely for purposes of allowing Holders to receive distributions under this Plan as provided herein; (ii) the Debtors’ indemnification obligations with respect to the Senior Notes Indenture Trustee under the Senior Notes Indenture shall survive notwithstanding the cancellation of the Senior Notes Indenture; and (iii) the Senior Notes Indenture Trustee shall maintain any charging lien such Senior Notes Indenture Trustee may have for any fees, costs and expenses under the Senior Notes Indenture or other agreements until all such fees, costs, and expenses are paid pursuant to this Plan or otherwise.
     Except as provided pursuant to this Plan, the Senior Notes Indenture Trustee and its agents, successors and assigns shall be discharged of all of their obligations associated with the Senior Notes.

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L. Restructuring Transactions
     On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate this Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, certificates of incorporation, operating agreements, bylaws, or other documents containing terms that are consistent with or reasonably necessary to implement the terms of this Plan and that satisfy the requirements of applicable law; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any property, right, liability, duty, or obligation on terms consistent with the terms of this Plan; and (3) all other actions that the Reorganized Debtors determine are necessary or appropriate.
M. Corporate Action; Amended Articles of Incorporation and Amended Bylaws; New Board
     Upon the Effective Date, all actions contemplated by this Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of Executory Contracts and Unexpired Leases; (2) selection of the directors and officers for the Reorganized Debtors; (3) the performance under the Credit Agreement; (4) the distribution of the New Notes as provided herein; and (5) all other actions contemplated by this Plan (whether to occur before, on, or after the Effective Date). All matters provided for in this Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with this Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors or officers of the Debtors or the Reorganized Debtors.
     On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors (including, any vice-president, president, chief executive officer, treasurer or chief financial officer thereof), as applicable, shall be authorized and directed to issue, execute and deliver the agreements, documents, securities, certificates of incorporation, operating agreements, and instruments contemplated by this Plan (or necessary or desirable to effect the transactions contemplated by this Plan) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by this Article IV.M shall be effective notwithstanding any requirements under nonbankruptcy law.
     On the Effective Date, the amended certificates of incorporation and amended bylaws, or other applicable corporate organizational documents, of each of the Reorganized Debtors shall be amended and restated and deemed authorized in all respects, substantially final forms of which will be contained in the Plan Supplement, and shall contain a provision prohibiting the issuance of non-voting equity securities to the extent such provision is required by section 1123(a)(6) of the Bankruptcy Code.
     On the Effective Date, the New Board shall consist of those individuals identified in the Plan Supplement or a filing made with the Bankruptcy Court on or before the date of the Confirmation Hearing, in accordance with section 1129(a)(5) of the Bankruptcy Code. The members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such member will be deemed to have resigned on the Effective Date. Following the occurrence of the Effective Date, the board of directors of each of the Reorganized Debtors shall

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serve pursuant to the terms of the organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with the organizational documents of such Reorganized Debtor.
     On or after the Effective Date, the holders of the New Notes shall have the right to appoint the Observer to the New Board, to the extent required by and pursuant to the terms of the Restructuring Support Agreement and the New Indenture. The Observer shall be named to each committee of the New Board and the board of directors (or comparable body of each material subsidiary of the Debtors and each committee of such board (or comparable body) of each such subsidiary to the extent required by and pursuant to the terms of the Restructuring Support Agreement and the New Indenture.
N. Effectuating Documents; Further Transactions
     On and after the Effective Date, the Reorganized Debtors and the managers, officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of this Plan and the securities issued pursuant to this Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to this Plan.
O. Exemption from Certain Taxes and Fees
     Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment. Such exemption specifically applies, without limitation, to (1) the creation of any mortgage, deed of trust, lien or other security interest; (2) the making or assignment of any lease or sublease; (3) any restructuring transaction authorized by Article IV.L hereof; or (4) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with this Plan, including: (a) any merger agreements; (b) agreements of consolidation, restructuring, disposition, liquidation, or dissolution; (c) deeds; (d) bills of sale; or (e) assignments executed in connection with any Restructuring Transaction occurring under this Plan.
P. Employee and Retiree Benefits
     Except as otherwise provided herein, on and after the Effective Date, the Reorganized Debtors may: (1) honor, in the ordinary course of business, any contracts, agreements, policies, programs, and plans for, among other things, compensation, health care benefits, disability benefits, deferred compensation benefits, travel benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance, and accidental death and dismemberment insurance for the directors, officers, and employees of any of the Debtors who served in such capacity at any time; and (2) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising prior to the

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Petition Date; provided, however, that the Debtors’ or Reorganized Debtors’ performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any policy, program, or plan that has expired or been terminated before the Effective Date, or restore, reinstate, or revive any such benefit or alleged entitlement under any such policy, program, or plan. Nothing herein shall limit, diminish, or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action, or other rights with respect to any such contracts, agreements, policies, programs, and plans. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. As of the Effective Date, any equity award, stock option, or similar plans shall be cancelled, including any such equity award, stock option, or similar plans incorporated into any existing employment agreement.
Q. D&O Liability Insurance Policies
     Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained herein, confirmation of this Plan shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under this Plan as to which no Proof of Claim need be Filed. On or before the Effective Date, the Reorganized Debtors may obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers’ liability insurance policy for the current and former directors, officers, and managers for a term not to exceed six (6) years.
R. Preservation of Rights of Action
     In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the Debtor Release provided by Article VIII.C hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in this Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person or Entity on or prior to the Effective Date (pursuant to the Debtor Release or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in this Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released,

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compromised, or settled in this Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of Confirmation or Consummation.
Article V.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES
A. Assumption and Rejection of Executory Contracts and Unexpired Leases
     Except as otherwise provided herein, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with this Plan, specifically including the Restructuring Support Agreement, as of the Effective Date, each Debtor shall be deemed to have assumed each Executory Contract and Unexpired Lease (including all D&O Liability Insurance Policies), unless such Executory Contract or Unexpired Lease: (1) was assumed previously by the Debtors; or (2) previously expired or terminated pursuant to its own terms. The Confirmation Order shall constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the assumptions described above as of the Effective Date.
     Notwithstanding the foregoing paragraph, after the Effective Date, the Reorganized Debtors shall have the right to terminate, amend, or modify any intercompany contracts, leases, or other agreements without approval of the Bankruptcy Court.
B. Payments Related to Assumption of Executory Contracts and Unexpired Leases
     With respect to any Executory Contracts and Unexpired Leases to be assumed by the Debtors pursuant hereto (including pursuant to Article V.A hereof) or otherwise, Cure Claims shall be satisfied, pursuant to section 365(b) of the Bankruptcy Code, by payment of the Cure Claims in Cash on the Effective Date or as soon as reasonably practicable thereafter or on such other terms as the parties to each such Executory Contract or Unexpired Lease may otherwise agree. In the event of a dispute regarding: (1) the amount of any Cure Claim; (2) the ability of the Reorganized Debtors to provide “adequate assurance of future performance” (within the meaning of section 365(b) of the Bankruptcy Code), if applicable, under the Executory Contract or the Unexpired Lease to be assumed; or (3) any other matter pertaining to assumption, the Cure Claims shall be paid following the entry of a Final Order resolving the dispute and approving the assumption of such Executory Contracts or Unexpired Leases; provided, however, that the Debtors or the Reorganized Debtors may settle any dispute regarding the amount of any Cure Claim without any further notice to, or action, order, or approval of, the Bankruptcy Court.
C. Intercompany Contracts, Contracts, and Leases Entered Into After the Petition Date
     On and after the Effective Date, the Debtors, or the Reorganized Debtors, as applicable, may perform or continue to perform under Intercompany Contracts, contracts, and leases entered into after the Petition Date by any Debtor in the ordinary course of business.

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D. Modifications, Amendments, Supplements, Restatements, or Other Agreements
     Unless otherwise provided in this Plan, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or is rejected under this Plan.
     Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.
E. Indemnification Provisions
     Notwithstanding anything herein to the contrary, the Reorganized Debtors, as of the Effective Date, shall assume all Indemnification Provisions. All Indemnification Provisions in place on and prior to the Effective Date for current and former officers, directors, managers, and employees of the Debtors and their subsidiaries and such current and former directors’, officers’, managers’ and employees’ respective Affiliates shall survive the Effective Date for all Claims related to or in connection with, without limitation, any actions, omissions or transactions occurring prior to the Effective Date; provided, however, that notwithstanding anything herein to the contrary, the Debtors shall not indemnify or assume any Indemnification Provision as to any of the Non-Released Parties for any matter.
F. Reservation of Rights
     Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, nor anything contained in this Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event of a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have ninety (90) days following entry of a Final Order resolving such dispute to alter the treatment of such contract or lease as otherwise provided herein.
G. Nonoccurrence of Effective Date
     In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

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Article VI.
PROVISIONS GOVERNING DISTRIBUTIONS
A. Timing and Calculation of Amounts to Be Distributed
     Except as otherwise provided in this Plan, on the Effective Date or as soon as reasonably practicable thereafter (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such a Claim becomes an Allowed Claim, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim against the Debtors shall receive the full amount of the distributions that this Plan provides for Allowed Claims in the applicable Class and in the manner provided herein. In the event that any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII hereof. Except as otherwise provided herein, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for herein, regardless of whether such distributions are delivered on or at any time after the Effective Date.
     For the avoidance of doubt, Holders of General Unsecured Claims entitled to distributions hereunder shall receive such distributions, no earlier than the Effective Date or earlier if pursuant to Bankruptcy Court Order, without regard to any acceleration caused by the Filing of the Chapter 11 Cases: (1) in the ordinary course of business in accordance with applicable law or the terms of any agreement that governs such General Unsecured Claim; or (2) in accordance with the course of practice or dealing between the Debtors and such Holder with respect to such General Unsecured Claim.
B. Disbursing Agent
     Except as otherwise provided herein, all distributions under this Plan shall be made by the Reorganized Debtors as Disbursing Agent or such other Entity designated by the Reorganized Debtors as a Disbursing Agent, in consultation with the Ad Hoc Committee, on the Effective Date. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. In the event that a Disbursing Agent is so ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.
C. Rights and Powers of Disbursing Agent
     1. Powers of the Disbursing Agent
     The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under this Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to this Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

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     2. Expenses Incurred On or After the Effective Date
     Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors on or after the Effective Date.
D. Distributions on Account of Claims Allowed After the Effective Date
     1. Payments and Distributions on Disputed Claims
     Distributions made after the Effective Date to Holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.
     2. Special Rules for Distributions to Holders of Disputed Claims
     Notwithstanding any provision otherwise in this Plan and except as may be agreed to by the Debtors or the Reorganized Debtors, on the one hand, and the Holder of a Disputed Claim, on the other hand, no partial payments and no partial distributions shall be made with respect to any Disputed Claim until all Disputed Claims held by the Holder of such Disputed Claim have become Allowed Claims or have otherwise been resolved by settlement or Final Order.
E. Delivery of Distributions and Undeliverable or Unclaimed Distributions
     1. Delivery of Distributions in General
     Except as otherwise provided herein, the Reorganized Debtors shall make distributions to Holders of Allowed Claims on or as soon as reasonably practicable after the Effective Date at the address for each such Holder as indicated on the Books and Records unless superseded by the address set forth in a Proof of Claim or Interest or other pleading Filed by that Holder in the Bankruptcy Court, or in the case of distributions of New Notes, in book-entry form consistent with the terms of Article VI.F of this Plan; provided, however, that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.
     2. Minimum Distributions
     The Reorganized Debtors shall not be required to make partial distributions or payments of New Notes in denominations less than $1.00, and such Claims or partial Claims shall be deemed to be zero.
     3. Undeliverable Distributions and Unclaimed Property
     In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided, however, such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months from the

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Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or Interest in property shall be discharged and forever barred.
F. Distribution Record Date.
     The Reorganized Debtors and the Disbursing Agent (i) will have no obligation to recognize the transfer of, or the sale of any participation in, any Allowed Claim that occurs after the close of business on the Distribution Record Date, and (ii) will be entitled for all purposes herein to recognize, deal with, and distribute to, only those Holders of Allowed Claims that are Holders of such Claims, or participants therein, as of the close of business on the Distribution Record Date.
     Distributions of New Notes (and any notes, certificates or other instruments evidencing the obligations of the Reorganized Debtors under the New Notes) in respect of Senior Notes Claims, administered by the Senior Notes Indenture Trustee, shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable. In connection with such book-entry exchange, the Senior Notes Indenture Trustee shall deliver instructions to the DTC instructing the DTC to effect distributions of New Notes on a Pro Rata basis to Holders of Senior Notes Claims, as reflected in DTC’s records, and as provided under this Plan.
G. Compliance with Tax Requirements/Allocations
     In connection with this Plan and all distributions hereunder, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any governmental unit, and all distributions pursuant hereto shall be subject to such withholding and reporting requirements. Notwithstanding any provision in this Plan to the contrary, the Reorganized Debtors and the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under this Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under this Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens and encumbrances.
     Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.
H. Claims Paid or Payable by Third Parties
     1. Claims Paid by Third Parties
     The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any

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further notice to, or action, order, or approval of, the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within two (2) weeks of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under this Plan exceeds the amount of such Claim as of the date of any such distribution under this Plan. For the avoidance of doubt, the treatment of Tranche C Term Loan Claims, and distributions from non-Debtors on account of Tranche C Term Loan Claims, shall be governed exclusively by the Escrow Agreement, the Restructuring Support Agreement and Article III herein.
     2. Claims Payable by Third Parties
     No distributions under this Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged without a Claims objection having to be Filed by the Debtors and without any further notice to, or action, order, or approval of, the Bankruptcy Court.
     3. Applicability of Insurance Policies
     Except as otherwise provided in this Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy, including, but not limited to, provisions related to the timing of payments on account of allowed workers’ compensation claims. Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.
Article VII.
PROCEDURES FOR RESOLVING CONTINGENT,
UNLIQUIDATED, AND DISPUTED CLAIMS
A. Prosecution of Objections to Claims
     The Debtors or the Reorganized Debtors, as applicable, shall have the exclusive authority to File, settle, compromise, withdraw, or litigate to judgment any objections to Claims as permitted under this Plan. From and after the Effective Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors reserve all rights to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

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B. Procedures Regarding Disputed and Unimpaired Claims
     Except as otherwise provided herein (including Article VI hereof), Holders of Claims shall not be required to File a Proof of Claim. Instead, the Debtors intend to make distributions, as required by and pursuant to the terms of this Plan, in accordance with their Books and Records in the ordinary course of business; provided, however, that the Debtors and the Reorganized Debtors, as applicable, reserve all rights to object to any Claim for which a Proof of Claim is Filed prior to the Effective Date (or File or commence any other appropriate motion or adversary proceeding with respect thereto).
     Unless disputed by a Holder of a Claim or otherwise provided herein, the amount set forth in the Books and Records shall constitute the amount of the Allowed Claim of such Holder. Except as set forth herein, any disputes regarding the validity or amount of the Claim will be resolved consensually or through judicial means outside the Bankruptcy Court. The Debtors or Reorganized Debtors may, in their discretion, File with the Bankruptcy Court an objection to the allowance of any Claim (or any other appropriate motion or adversary proceeding with respect thereto), and the Debtors or Reorganized Debtors reserve the right to compromise, settle, withdraw, or litigate to judgment any objections to Claims for which a Proof of Claim is Filed.
     Any Debtor or Reorganized Debtor, as applicable, may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether such Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal related to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. Each of the aforementioned objection, estimation, and resolution procedures are cumulative and are not exclusive of one another.
     Pursuant to section 502(a) of the Bankruptcy Code, all Proofs of Claim Filed on account of Claims in an Unimpaired Class in these Chapter 11 Cases shall be deemed to be Disputed Claims without further action by the Debtors. Upon the Effective Date, all Proofs of Claim Filed on account of Claims in an Unimpaired class against the Debtors, regardless of the time of filing, and including claims filed after the Effective Date, shall be deemed withdrawn. The deemed withdrawal of all such Proofs of Claim is without prejudice to each claimant’s rights under this Article VII to reassert such Claims in the Bankruptcy Court (so long as the Bankruptcy Court otherwise retains jurisdiction over the proceeding) or assert such Claims in any non-bankruptcy forum as though the Debtors’ cases had not been commenced. All rights, obligations and defenses with respect to Unimpaired Disputed Claims are expressly preserved and may be asserted by the Debtors, Reorganized Debtors or the Holders of such Unimpaired Disputed Claims in the Bankruptcy Court or other appropriate non-bankruptcy forum.

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C. Allowance of Claims and Interests
     Except as expressly provided herein, no Claim shall be deemed Allowed unless and until such Claim is deemed Allowed under the Bankruptcy Code, under this Plan, or the Bankruptcy Court enters a Final Order in the Chapter 11 Cases allowing such Claim under section 502 of the Bankruptcy Code. Except as expressly provided in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), the Reorganized Debtors after the Effective Date will have and retain any and all rights and defenses held by the Debtors with respect to any Claim as of the Petition Date.
D. No Distributions Pending Allowance
     Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution provided under this Plan shall be made on account of such Disputed Claim unless and until such Disputed Claim becomes an Allowed Claim.
E. Distributions After Allowance
     To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of this Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.
Article VIII.
SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS
A. Discharge of Claims and Termination of Interests
     Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in this Plan, the distributions, rights, and treatment that are provided in this Plan shall be in full and final satisfaction, settlement, release, and discharge, effective as of the Effective Date, of all Claims, Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to this Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Interest based upon such Claim, debt, right, or Interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such Claim, debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted this Plan. Except as otherwise provided herein, any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a

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judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in this Plan.
B. Compromise and Settlement of Claims, Interests, and Controversies
     Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to this Plan, the provisions of this Plan shall constitute a good faith compromise of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and reasonable. In accordance with the provisions of this Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Entities.
C. Debtor Release
     NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ON THE EFFECTIVE DATE AND EFFECTIVE AS OF THE EFFECTIVE DATE (SUCH THAT THE REORGANIZED DEBTORS WILL NOT RECEIVE ANY CLAIM OR CAUSE OF ACTION RELEASED HEREUNDER), FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY EACH OF THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES, INCLUDING: (1) THE DISCHARGE OF DEBT AND ALL OTHER GOOD AND VALUABLE CONSIDERATION PAID PURSUANT HERETO; AND (2) THE SERVICES OF THE DEBTORS’ PRESENT AND FORMER OFFICERS, DIRECTORS, MANAGERS, AND ADVISORS IN FACILITATING THE EXPEDITIOUS IMPLEMENTATION OF THE RESTRUCTURING CONTEMPLATED HEREBY, EACH OF THE DEBTORS (IN THEIR INDIVIDUAL CAPACITIES AND AS DEBTORS IN POSSESSION) HEREBY DISCHARGE AND RELEASE AND SHALL BE DEEMED TO HAVE FOREVER PROVIDED A FULL DISCHARGE AND RELEASE TO EACH DEBTOR RELEASEE AND TO EACH THIRD PARTY RELEASEE (AND EACH SUCH DEBTOR RELEASEE AND THIRD PARTY RELEASEE SO RELEASED SHALL BE DEEMED FULLY RELEASED AND DISCHARGED BY THE DEBTORS) AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, LIQUIDATED OR UNLIQUIDATED, CONTINGENT OR NON-CONTINGENT, EXISTING AS OF THE EFFECTIVE DATE IN LAW, AT EQUITY, WHETHER FOR TORT, FRAUD, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE, ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS OR THE REORGANIZED DEBTORS, INCLUDING THOSE IN ANY WAY RELATED TO THE CHAPTER 11 CASES OR THIS PLAN AND THE DISCLOSURE STATEMENT OR A DOCUMENT OR AGREEMENT RELATED THERETO, INCLUDING THOSE THAT ANY OF THE DEBTORS OR THE REORGANIZED DEBTORS WOULD HAVE BEEN LEGALLY ENTITLED TO ASSERT IN THEIR OWN RIGHT (WHETHER INDIVIDUALLY OR COLLECTIVELY) OR THAT ANY HOLDER OF A CLAIM OR AN INTEREST OR OTHER ENTITY WOULD HAVE BEEN

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LEGALLY ENTITLED TO ASSERT ON BEHALF OF ANY OF THE DEBTORS OR ANY OF THEIR ESTATES; PROVIDED, FURTHER, THAT THE DEBTORS SPECIFICALLY WAIVE AND RELEASE ALL CLAIMS ARISING UNDER SECTION 547 OF THE BANKRUPTCY CODE AGAINST HOLDERS OF GENERAL UNSECURED CLAIMS; PROVIDED, HOWEVER, THAT THE FOREGOING “DEBTOR RELEASE” SHALL NOT OPERATE TO WAIVE OR RELEASE ANY CAUSES OF ACTION OF ANY DEBTOR: (1) AGAINST A DEBTOR RELEASEE OR A THIRD PARTY RELEASEE ARISING FROM ANY CONTRACTUAL OBLIGATIONS OWED TO THE DEBTORS ON OR AFTER THE EFFECTIVE DATE; OR (2) EXPRESSLY SET FORTH IN AND PRESERVED BY THIS PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION ARISING UNDER OR RELATED TO THE TRANCHE A TERM LOAN, CREDIT AGREEMENT OR ESCROW AGREEMENT. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THIS PLAN DOES NOT RELEASE ANY CAUSES OF ACTION THAT THE DEBTORS OR THE REORGANIZED DEBTORS HAVE OR MAY HAVE NOW OR IN THE FUTURE AGAINST THE NON-RELEASED PARTIES.
     ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE DEBTOR RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED HEREIN, AND FURTHER, SHALL CONSTITUTE THE BANKRUPTCY COURT’S FINDING THAT THE DEBTOR RELEASE IS: (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES; (2) A GOOD FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE DEBTOR RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS AND ALL HOLDERS OF CLAIMS; (4) FAIR, EQUITABLE AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE DEBTORS OR THE REORGANIZED DEBTORS ASSERTING ANY CLAIM OR CAUSE OF ACTION RELEASED PURSUANT TO THE DEBTOR RELEASE.
D. Third Party Release
     NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ON THE EFFECTIVE DATE AND EFFECTIVE AS OF THE EFFECTIVE DATE, THE RELEASING PARTIES (REGARDLESS OF WHETHER A RELEASING PARTY IS A THIRD PARTY RELEASEE) HEREBY PROVIDE A FULL DISCHARGE AND RELEASE (AND EACH ENTITY SO RELEASED SHALL BE DEEMED RELEASED BY THE RELEASING PARTIES) TO THE THIRD PARTY RELEASEES AND THE DEBTOR RELEASEES AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, LIQUIDATED OR UNLIQUIDATED, CONTINGENT OR NON-CONTINGENT, EXISTING AS OF THE EFFECTIVE DATE IN LAW, AT EQUITY, WHETHER FOR TORT, FRAUD, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE, ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS OR THE REORGANIZED DEBTORS, INCLUDING THOSE IN ANY WAY RELATED TO THE CHAPTER 11 CASES OR THIS PLAN AND THE DISCLOSURE STATEMENT OR A DOCUMENT OR AGREEMENT RELATED THERETO; PROVIDED, HOWEVER THAT THE FOREGOING “THIRD PARTY RELEASE” SHALL NOT OPERATE TO WAIVE OR RELEASE ANY

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CAUSES OF ACTION OF ANY RELEASING PARTY: (1) AGAINST A DEBTOR RELEASEE OR A THIRD PARTY RELEASEE AND THEIR RESPECTIVE PROPERTY ARISING FROM ANY CONTRACTUAL OBLIGATIONS OWED TO THE RELEASING PARTY ON OR AFTER THE EFFECTIVE DATE; (2) EXPRESSLY SET FORTH IN AND PRESERVED BY THIS PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION AGAINST A THIRD PARTY RELEASEE ARISING UNDER OR RELATED TO THE TRANCHE A TERM LOAN, CREDIT AGREEMENT OR ESCROW AGREEMENT; OR (3) WITH RESPECT TO MATTERS (A) ARISING UNDER THAT CERTAIN CONTRIBUTION AGREEMENT DATED AS OF AUGUST 7, 2009, BY AND AMONG MCC OUTDOOR HOLDING, LLC, MAGIC MEDIA, INC. AND FMO HOLDINGS, LLC (INCLUDING ALL EXHIBITS AND SCHEDULES THERETO), AND ALL AGREEMENTS AT ANY TIME DELIVERED IN CONNECTION THEREWITH AND (B) OTHERWISE RELATING TO THE TRANSACTIONS CONSUMMATED PURSUANT TO THE AGREEMENTS DESCRIBED IN THE IMMEDIATELY PRECEDING CLAUSE (A). NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THIS PLAN DOES NOT RELEASE ANY CLAIMS OR CAUSES OF ACTION THAT THE RELEASING PARTIES, THE DEBTORS OR THE REORGANIZED DEBTORS MAY HAVE NOW OR IN THE FUTURE AGAINST THE NON-RELEASED PARTIES.
     ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE THIRD PARTY RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED HEREIN, AND, FURTHER, SHALL CONSTITUTE THE BANKRUPTCY COURT’S FINDING THAT THE THIRD PARTY RELEASE IS: (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES; (2) A GOOD FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE THIRD PARTY RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS AND ALL HOLDERS OF CLAIMS; (4) FAIR, EQUITABLE AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE RELEASING PARTIES ASSERTING ANY CLAIM RELEASED PURSUANT TO THE THIRD PARTY RELEASE.
E. Exculpation
     The Exculpated Parties shall neither have, nor incur any liability to any Entity for any prepetition or postpetition act taken or omitted to be taken in connection with, or related to formulating, negotiating, preparing, disseminating, implementing, soliciting, administering, confirming, or effecting the consummation of this Plan or any contract, instrument, release or other agreement or document created or entered into in connection with this Plan or any other prepetition or postpetition act taken or omitted to be taken in connection with or in contemplation of the restructuring of the Debtors, including, but not limited to, the Disclosure Statement and the Plan Documents; provided, however, that the foregoing “Exculpation” shall have no effect on the liability of any Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct; provided, further, that each Exculpated Party shall be entitled to rely upon the advice of counsel concerning his, her or its duties pursuant to, or in connection with, this Plan or any other related document, instrument, or agreement.

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F. Indemnification
     Except as prohibited by applicable law, the Debtors shall indemnify and hold harmless, except as provided in the Plan Supplement, each of the Indemnified Parties for all costs, expenses, loss, damage or liability incurred by any such Indemnified Party arising from or related in any way to any and all Causes of Action whether known or unknown, whether for tort, fraud, contract, violations of federal or state securities laws or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence or circumstances existing or taking place prior to or on the Effective Date arising from or related in any way to the Debtors, including those arising from or related in any way to: (1) any action or omission of any such Indemnified Party with respect to any indebtedness of or any Interest in the Debtors (including any action or omission of any such Indemnified Party with respect to the acquisition, holding, voting or disposition of any such investment); (2) any action or omission of any such Indemnified Party in such Indemnified Party’s capacity as an officer, director, member, employee, partner or agent of, or advisor to any Debtor; (3) any disclosure made or not made by any Indemnified Party to any current or former Holder of any such indebtedness of or any such Interest in the Debtors; (4) any consideration paid to any such Indemnified Party by any of the Debtors in respect of any services provided by any such Indemnified Party to any Debtor; and (5) any action taken or not taken in connection with the Chapter 11 Cases or this Plan. In the event that any such Indemnified Party becomes involved in any action, proceeding or investigation brought by or against any Indemnified Party, as a result of matters to which the foregoing “Indemnification” may relate, the Reorganized Debtors shall promptly reimburse any such Indemnified Party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith as such expenses are incurred and after a request for Indemnification is made in writing, with reasonable documentation in support thereof; provided, however, that, notwithstanding anything herein to the contrary, the Debtors shall not indemnify any of the Non-Released Parties, whether for any matter to which this Article VIII.F pertains or otherwise.
G. Injunction
     EXCEPT AS OTHERWISE PROVIDED IN THIS PLAN OR THE CONFIRMATION ORDER, BUT SUBJECT TO THE OCCURRENCE OF THE EFFECTIVE DATE, ALL ENTITIES WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES THAT: (1) HAVE BEEN DISCHARGED PURSUANT TO ARTICLE VIII.A HEREOF; (2) HAVE BEEN RELEASED PURSUANT TO ARTICLE VIII.C HEREOF; (3) HAVE BEEN RELEASED PURSUANT TO ARTICLE VIII.D HEREOF; OR (4) ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE VIII.E HEREOF (BUT ONLY TO THE EXTENT OF THE EXCULPATION PROVIDED IN ARTICLE VIII.E), ARE PERMANENTLY ENJOINED AND PRECLUDED, FROM AND AFTER THE EFFECTIVE DATE, FROM: (A) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES; (B) ENFORCING, LEVYING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON

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ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES; (C) CREATING, PERFECTING OR ENFORCING ANY LIEN, CLAIM, OR ENCUMBRANCE OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES; (D) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES UNLESS SUCH HOLDER HAS FILED A MOTION REQUESTING THE RIGHT TO PERFORM SUCH SETOFF ON OR BEFORE THE CONFIRMATION DATE, AND NOTWITHSTANDING ANY INDICATION IN A PROOF OF CLAIM OR INTEREST OR OTHERWISE THAT SUCH HOLDER ASSERTS, HAS OR INTENDS TO PRESERVE ANY RIGHT OF SETOFF PURSUANT TO SECTION 553 OF THE BANKRUPTCY CODE OR OTHERWISE; AND (E) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES RELEASED OR SETTLED PURSUANT TO THIS PLAN; PROVIDED, HOWEVER, THAT NOTHING CONTAINED HEREIN SHALL PRECLUDE SUCH PERSONS FROM EXERCISING THEIR RIGHTS, OR OBTAINING BENEFITS, PURSUANT TO AND CONSISTENT WITH THE TERMS OF THIS PLAN.
H. Setoffs
     Except as otherwise provided herein, each Reorganized Debtor pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim or Interest, may set off against any Allowed Claim or Interest and the distributions to be made pursuant to this Plan on account of such Allowed Claim or Interest (before any distribution is made on account of such Allowed Claim or Interest), any Claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the Holder of such Allowed Claim or Interest, to the extent such Claims, rights, or Causes of Action against such Holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to this Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim or Interest pursuant to this Plan shall constitute a waiver or release by such Reorganized Debtor of any such Claims, rights, and Causes of Action that such Reorganized Debtor may possess against such Holder. Except as provided under orders approving the use of the Term Loan Lenders’ cash collateral, in no event shall any Holder of Claims or Interests be entitled to setoff any Claim or Interest against any Claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such Holder has Filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date, and

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notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 or otherwise.
I. Release of Liens
     Except as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to this Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to this Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.
Article IX.
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN
A. Conditions Precedent to Confirmation
     Confirmation of this Plan is subject to: (i) entry of the Confirmation Order by the Bankruptcy Court in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, with no stay or injunction (or similar prohibition) in effect with respect thereto; (ii) all provisions, terms and conditions hereof having been approved or waived pursuant to the provisions of Article X.C hereof; and (iii) the Restructuring Support Agreement having remained in full force and effect through the Confirmation Date and not having been terminated in accordance with the terms thereof.
B. Conditions Precedent to Consummation
     It shall be a condition to consummation of this Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.C hereof:
     1. The Confirmation Order shall be a Final Order;
     2. The Plan Documents, each in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, being executed and delivered, and any conditions (other than the occurrence of the Effective Date) contained therein having been satisfied or waived in accordance therewith;
     3. All authorizations, consents, certifications, approvals, rulings, no-action letters, opinions or other documents or actions required by any law, regulation or order to be received or to occur in order to implement this Plan on the Effective Date shall have been obtained or shall have occurred unless failure to do so will not have a Material Adverse Effect on the Reorganized Debtors;
     4. All other documents and agreements necessary to implement this Plan on the Effective Date (including any and all Plan Documents) shall have been duly and validly executed

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and delivered by all parties thereto and all other actions required to be taken in connection with the Effective Date shall have occurred or shall have been otherwise satisfied or waived;
     5. The Restructuring Support Agreement, the Escrow Agreement and Tax Consolidation Agreement shall remain in full force and effect through the Consummation and shall not have been terminated in accordance with the terms thereof;
     6. Pursuant to section 1129(a)(4) of the Bankruptcy Code, the Debtors shall have paid in full in Cash all undisputed Ad Hoc Committee Advisors Claims and all undisputed Senior Notes Indenture Trustee Claims; and
     7. No event of default shall have occurred and be continuing under the Credit Agreement (other than any event of default arising under clause (b) of Article VII of the Credit Agreement consisting solely of a default on the payment of interest when due on February 1, 2010 in respect of the Senior Notes).
     In addition to any remedies set forth in the Restructuring Support Agreement, to the extent there is a breach of Section 4(g)(xxii) of the Restructuring Support Agreement by the Debtors prior to the Effective Date, any votes cast by the Consenting Holders pursuant to the Restructuring Support Agreement to accept the Plan will be deemed withdrawn upon written notice by counsel to the Ad Hoc Committee to the Debtors; provided, however, the Debtors shall have three (3) Business Days after receipt of such notice to cure such breach solely by the non-Debtor Affiliate returning such payment or waiving such claim, in which event the Consenting Holders’ votes in favor of the Conforming Plan shall be immediately reinstated.
C. Waiver of Conditions Precedent and Bankruptcy Rule 3020(e) Automatic Stay
     The conditions to confirmation and consummation of this Plan set forth in this Article IX may be waived only by the Debtors, with the consent of the Ad Hoc Committee and the Administrative Agent, at any time without leave of or notice to the Bankruptcy Court and without formal action other than proceeding with confirmation of this Plan. Further, the stay of the Confirmation Order, pursuant to Bankruptcy Rule 3020(e), shall be deemed waived by the Confirmation Order.
     If any condition precedent to the Effective Date is waived pursuant to this Article IX and the Effective Date occurs, the waiver of such condition shall benefit from the “mootness doctrine,” and the act of consummation of this Plan shall foreclose any ability to challenge this Plan in any court.
D. Effect of Non-Occurrence of Conditions to Consummation
     If the consummation of this Plan does not occur, this Plan shall be null and void in all respects and: (i) the Confirmation Order shall be vacated and of no further force or effect; (ii) no distributions under this Plan shall be made; (iii) the Debtors and all Holders of Claims and Interests in the Debtors shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) all of the Debtors’ obligations with respect to the Claims and Interests shall remain unaffected by this Plan and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or

Solicitation Version
any person in any further proceedings involving the Debtors, and this Plan shall be deemed withdrawn. Upon such occurrence, the Debtors shall file a written notification with the Bankruptcy Court and serve it upon such parties as the Bankruptcy Court may direct.
Article X.
MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN
A. Plan Modification and Other Amendments
     1. Plan Modifications. This Plan may be amended, modified, or supplemented by the Debtors, with the consent of the Ad Hoc Committee and the Administrative Agent, in the manner provided for by section 1127 of the Bankruptcy Code and in accordance with the Restructuring Support Agreement or as otherwise permitted by law, without additional disclosure pursuant to section 1125 of the Bankruptcy Code, except as otherwise ordered by the Bankruptcy Court. In addition, after the Confirmation Date, so long as such action does not materially and adversely affect the treatment of holders of Allowed Claims pursuant to this Plan, the Debtors may, with the consent of the Ad Hoc Committee, remedy any defect or omission or reconcile any inconsistencies in this Plan, the Plan Documents and/or the Confirmation Order, with respect to such matters as may be necessary to carry out the purposes and intent of this Plan, and any holder of a Claim or Interest that has accepted this Plan shall be deemed to have accepted this Plan as amended, modified, or supplemented.
     2. Other Amendments. Prior to the Effective Date, the Debtors may make, with the consent of the Ad Hoc Committee and the Administrative Agent, and in accordance with the Restructuring Support Agreement, appropriate technical adjustments and modifications to this Plan without further order or approval of the Bankruptcy Court; provided, however, that, such technical adjustments and modifications do not adversely affect in a material way the treatment of Holders of Claims or Interests under this Plan.
B. Effect of Confirmation on Modifications
     Entry of a Confirmation Order shall mean that all modifications or amendments to this Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.
C. Revocation or Withdrawal of the Plan
     The Debtors reserve the right to revoke or withdraw this Plan prior to the Confirmation Date. If the Debtors revoke or withdraw this Plan, or if Confirmation or Consummation does not occur, then: (1) this Plan shall be null and void in all respects; (2) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by this Plan, and any document or agreement executed pursuant to this Plan, shall be deemed null and void; and (3) nothing contained in this Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity. Notwithstanding anything to the contrary contained

Solicitation Version
herein, prior to termination of the Restructuring Support Agreement, the Debtors shall not seek to withdraw or revoke this Plan without the consent of the Ad Hoc Committee.
Article XI.
RETENTION OF JURISDICTION
     Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters arising out of, or related to, the Chapter 11 Cases and this Plan, including jurisdiction to:
     1. allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;
     2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or this Plan;
     3. resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease or with respect to which a Debtor may be liable in any manner and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Rejection Claims, Cure Claims pursuant to section 365 of the Bankruptcy Code or any other matter related to such Executory Contract or Unexpired Lease; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired.
     4. ensure that distributions to Holders of Allowed Claims and Interests are accomplished pursuant to the provisions of this Plan;
     5. adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;
     6. adjudicate, decide, or resolve any and all matters related to Causes of Action;
     7. adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;
     8. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of this Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with this Plan or the Disclosure Statement;

Solicitation Version
     9. enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;
     10. resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the consummation, interpretation, or enforcement of this Plan or any Entity’s obligations incurred in connection with this Plan;
     11. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of this Plan;
     12. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the discharge, releases, injunctions, exculpations, and other provisions contained in Article VIII and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;
     13. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.H.1;
     14. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;
     15. determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with this Plan or the Disclosure Statement;
     16. adjudicate any and all disputes arising from or relating to distributions under this Plan;
     17. consider any modifications of this Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;
     18. determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;
     19. hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of this Plan, or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with this Plan, including, but not limited to, the Plan Documents;
     20. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;
     21. hear and determine all disputes involving the existence, nature, or scope of the Debtors’ discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

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     22. enforce all orders previously entered by the Bankruptcy Court;
     23. hear any other matter not inconsistent with the Bankruptcy Code;
     24. hear any matter regarding the recovery of assets of the Debtors and property of their estates, wherever located; and
     25. enter an order concluding or closing the Chapter 11 Cases.
Article XII.
MISCELLANEOUS PROVISIONS
A. Immediate Binding Effect
     Subject to Article IX.B and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of this Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Interests (irrespective of whether such Holders of Claims or Interests are deemed to have accepted this Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in this Plan, each Entity acquiring property under this Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.
B. Additional Documents
     On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan. The Debtors or Reorganized Debtors, as applicable, and all Holders of Claims or Interests receiving distributions pursuant to this Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.
C. Payment of Statutory Fees
     All fees payable pursuant to section 1930(a) of the Judicial Code shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or closed, whichever occurs first.
D. Dissolution of Committees
     On the Effective Date, the Committees, if any, shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases.
E. Reservation of Rights
     Except as expressly set forth in this Plan, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. Neither this Plan, any statement or provision contained in this Plan, nor any action taken or not taken by any Debtor with respect to

Solicitation Version
this Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.
F. Successors and Assigns
     The rights, benefits, and obligations of any Entity named or referred to in this Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.
G. Service of Documents
     After the Effective Date, any pleading, notice, or other document required by this Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Morris Publishing Group, LLC Attn: Steve K. Stone 725 Broad Street Augusta, Georgia 30901	Neal, Gerber & Eisenberg LLP Attn: Mark A. Berkoff and Nicholas M. Miller Two North LaSalle Street, Suite 1700 Chicago, Illinois 60602

And if to the Ad Hoc Committee

Stroock & Stroock & Lavan LLP Attn: Kristopher M. Hansen and Jayme T. Goldstein 180 Maiden Lane New York, New York 10038	Inglesby, Falligant, Horne, Courington & Chisholm, P.C Attn: Kathleen Horne 17 W. McDonough St. P.O. Box 1368 Savannah GA 31401

And if to the Administrative Agent

Hogan & Hartson LLP Attn: Gordon Wilson and Edward C. Dolan 553 Thirteenth Street, N.W. Washington, DC 20004
     After the Effective Date, the Debtors may, in their sole discretion, notify Entities that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Entities must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.
H. Term of Injunctions or Stays
     Unless otherwise provided in this Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or

Solicitation Version
any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in this Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.
I. Entire Agreement
     Except as otherwise indicated, this Plan and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into this Plan.
J. Nonseverability of Plan Provisions
     If, prior to Confirmation, any term or provision of this Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to this Plan and may not be deleted or modified without (a) the Debtors’ consent and (b) the consent of the counsel to the Ad Hoc Committee; and (3) nonseverable and mutually dependent.

Dated: December 14, 2009	Morris Publishing Group, LLC (for itself and all Debtors)
	By:	/s/ Steve K. Stone
Steve K. Stone
Senior Vice President and Chief Financial Officer of Morris Publishing Group, LLC

EXHIBIT B
LIST OF GUARANTOR SUBSIDIARIES
Yankton Printing Company
Broadcaster Press, Inc.
The Sun Times, LLC
Homer News, LLC
Log Cabin Democrat, LLC
Athens Newspapers, LLC
Southeastern Newspapers Company, LLC
Stauffer Communications, Inc.
Florida Publishing Company
Southwestern Newspapers Company, L.P.
The Oak Ridger, LLC
MPG Allegan Property, LLC
MPG Holland Property, LLC

Exhibit C
MORRIS PUBLISHING GROUP, LLC
ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
Please see our Annual Report on Form 10-K filed with the SEC on March 31, 2009.

ALL EXECUTED LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS RELATING TO THE EXCHANGE OFFER MUST BE DELIVERED TO THE EXCHANGE AGENT AT THE ADDRESS SET FORTH BELOW.
The exchange agent for the Exchange Offer is:
Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1626
Attn: Corporate Trust Reorg.
Fax: (302) 636-4139
Confirm By Telephone: (302) 636-6181
     Requests for assistance with respect to the procedure for tendering Old Notes pursuant to the Exchange Offer and requests for additional copies of this Offering Memorandum and Disclosure Statement or the Letter of Transmittal or the Ballot should be directed to the information agent for the Exchange Offer at the address and telephone numbers set forth below.
The information agent for the Exchange Offer is:
Ipreo Holdings LLC
111 River Street, 10th Floor
Hoboken, NJ 07030
Attn: Aaron Dougherty
Phone: (877) 746-3583 (toll-free)
Phone: (201) 499-3500
ALL EXECUTED BALLOTS MUST BE DELIVERED
TO THE TABULATION AGENT AT THE ADDRESS SET FORTH BELOW.
     Requests for assistance with respect to the procedure for voting on the Prepackaged Plan and requests for additional copies of this Offering Memorandum and Disclosure Statement or the ballot should be directed to the tabulation agent for the Prepackaged Plan at the address and telephone numbers set forth below.
The tabulation agent for the Prepackaged Plan is:
Kurtzman Carson Consultants LLC
1230 Avenue of the Americas
7th Floor
New York, NY 10020
Phone: (917) 639-4278